   As filed with the Securities and Exchange Commission on December 15, 1998
                                                  Registration No. 333-_________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                     -------------------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                     -------------------------------------

                        RICHMOND COUNTY FINANCIAL CORP.
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                           6036                    06-1498455
  (State or Other Jurisdiction     (Primary Standard Industrial     (I.R.S. Employer
of Incorporation or Organization)   Classification Code Number   Identification Number)

                             1214 CASTLETON AVENUE
                         STATEN ISLAND, NEW YORK  10310
                                 (718) 448-2800

              (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principle Executive Offices)

                              MICHAEL F. MANZULLI
                            CHIEF EXECUTIVE OFFICER
                             1214 CASTLETON AVENUE
                         STATEN ISLAND, NEW YORK  10310
                                 (718) 448-2800

           (Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

             ------------------------------------------------------

                                   COPIES TO:

DOUGLAS P. FAUCETTE, ESQ.                            JOHN J. GORMAN, ESQ.
MARC P. LEVY, ESQ.                                   LUSE LEHMAN GORMAN
MULDOON, MURPHY & FAUCETTE                           POMERENK & SCHICK, P.C.
5101 WISCONSIN AVENUE, N.W.                          5335 WISCONSIN AVENUE, N.W.
WASHINGTON, D.C.  20016                              SUITE 400
(202) 362-0840                                       WASHINGTON, D.C.  20015
                                                     (202) 274-2000

                   ------------------------------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES  TO THE
           PUBLIC:  AS SOON AS PRACTICABLE AFTER THE EFFECTIVENESS OF
    THIS REGISTRATION STATEMENT AND THE SATISFACTION OR WAIVER OF ALL OTHER
                   CONDITIONS TO THE MERGER DESCRIBED IN THE
                          PROXY STATEMENT/PROSPECTUS.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company
and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

 If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

               -------------------------------------------------

                        Calculation of Registration Fee

------------------------------------------------------------------------------------
                                              Proposed      Proposed
                                              Maximum       Maximum
Title of Each                   Amount        Offering     Aggregate      Amount of
Class of Securities To Be        To Be         Price        Offering    Registration
Registered                   Registered(1)  Per Share(2)   Price (2)       Fee (2)
------------------------------------------------------------------------------------
Common Stock, par
value $0.01 per               1,616,846        N/A        $21,186,254         $5,890
share ("Common Stock")
------------------------------------------------------------------------------------

(1) Represents the estimated maximum number of shares of common stock, par value $.01 per share, issuable by Richmond County Financial Corp. ("Richmond County") upon the consummation of the acquisition of Ironbound Bankcorp, NJ ("Ironbound") by Richmond County.

(2) Pursuant to Rules 457(f)(2) and 457(c), the registration fee for the Richmond County Common Stock is based on the book value of Ironbound Common Stock, par value $5.00 per share, on September 30, 1998 ($19.00), and computed based on the estimated maximum number of such shares, including shares issuable upon the exercise of outstanding stock options, that may be exchanged for the securities being registered.

                 ----------------------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OR THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

     RICHMOND COUNTY FINANCIAL CORP.'S COMMON STOCK IS LISTED ON THE NATIONAL MARKET SYSTEM OF THE NASDAQ STOCK MARKET AND IS TRADED UNDER THE SYMBOL"RCBK".

                         LOGO OF IRONBOUND BANKCORP, NJ


                  MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

The Boards of Directors of Richmond County Financial Corp. and Ironbound Bankcorp, NJ have agreed on a merger of Richmond County and Ironbound. The combined company will be an effective competitor on many fronts in its New York and New Jersey market areas, with total assets approaching $2.4 billion, deposits of approximately $1.5 billion and stockholders' equity of approximately $435 million. We are convinced that this merger will position our two companies to grow and flourish as the financial services business evolves and consolidates.

As a result of the merger, each share of Ironbound common stock that you hold will be converted automatically into a right to receive 1.45 shares of common stock of Richmond County subject to possible adjustment under certain circumstances.

We cannot complete the merger unless the Ironbound stockholders approve it. Ironbound will hold a meeting of its stockholders to vote on this merger proposal. YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Ironbound stockholder meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. Not returning your card or not instructing your broker how to vote any shares held for you in "street name" will have the same effect as a vote against the merger.

The date, time and place of the Ironbound meeting is as follows:

                            IRONBOUND BANKCORP, NJ
                      __________, 1999, __:__ local time
                          ___________________________
                          ___________________________
                          ___________________________
                          ___________________________

This document provides you with detailed information about the Ironbound meeting and the proposed merger. You can also get information about Richmond County from publicly available documents that Richmond County has filed with the Securities and Exchange Commission. Information about Ironbound has been included with this document. We encourage you to read this entire document carefully.

We strongly support this combination of Ironbound with Richmond County and join with all of the other members of our Board of Directors in enthusiastically recommending that you vote in favor of the merger.


                                  Edward Cruz
                             Chairman of the Board
                            Ironbound Bankcorp, NJ

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF ANY OF THE PARTIES, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY GOVERNMENTAL AGENCY.

--------------------------------------------------------------------------------

 RICHMOND COUNTY'S COMMON STOCK IS TRADED ON THE NATIONAL MARKET SYSTEM OF THE
         NASDAQ STOCK MARKET.  THE TRADING SYMBOL FOR RICHMOND COUNTY
                            COMMON STOCK IS "RCBK."

            PROXY STATEMENT/PROSPECTUS DATED ______________, 199__ AND FIRST MAILED TO STOCKHOLDERS ON ______________, 199__

                             IRONBOUND BANKCORP, NJ
                      36 PACIFIC STREET AT NEW YORK AVENUE
                           NEWARK, NEW JERSEY  07105
                                 (973) 589-3800

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                      TO BE HELD ON ___________ __, 199__

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Ironbound Bankcorp, NJ ("Ironbound") will be held at ____________, ________________,
________, New Jersey ________ on ______, ________ __, 199__ at __:__ a.m., local time, (the "Ironbound Meeting") for the following purposes, all of which are more completely set forth in the accompanying Proxy Statement/Prospectus:

     1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, (the "Ironbound Merger Agreement"), dated as of July 17, 1998 by and between Richmond County Financial Corp. ("Richmond County") and Ironbound. The Ironbound Merger Agreement provides for the merger of Ironbound with and into Richmond County (the "Ironbound Merger"), pursuant to which each share of common stock of Ironbound, par value $5.00 per share, will be converted into the right to receive
         1.45 shares of the common stock of Richmond County, par value $0.01 per share, plus cash in lieu of any fractional share interest, subject to possible adjustment as set forth in the Ironbound Merger Agreement.

     2. To transact such other business as may properly come before the Ironbound Meeting or any adjournment or postponement thereof.

     Pursuant to Ironbound's Bylaws, the board of directors of Ironbound has fixed ____________________, 199__ as the record date for the determination of stockholders entitled to notice of and to vote at the Ironbound Meeting and any adjournment or postponement thereof. Only stockholders of record at the close of business on that date will be entitled to notice of and to vote at the Ironbound Meeting. A list of Ironbound stockholders entitled to vote at the Ironbound Meeting will be available for examination for any purpose germane to the Ironbound Meeting, during ordinary business hours, at the principal executive offices of Ironbound located at 36 Pacific Street at New York Avenue, Newark, New Jersey 07105 for ten days prior to the Ironbound Meeting and will also be available at the Ironbound Meeting.

     In the event that there are not sufficient votes to approve the foregoing proposal at the time of the Ironbound Meeting, the Ironbound Meeting may be adjourned in order to permit further solicitation by Ironbound.

                              By Order of the Board of Directors


                              ___________________________________
                              Corporate Secretary

Newark, New Jersey
_________ __, 199__

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO APPROVE AND ADOPT THE IRONBOUND MERGER AGREEMENT.

     WHETHER OR NOT YOU PLAN TO ATTEND THE IRONBOUND MEETING, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING PRE-ADDRESSED POSTAGE-PAID ENVELOPE. YOUR PROXY MAY BE REVOKED PRIOR TO ITS EXERCISE BY FILING WITH THE CORPORATE SECRETARY OF IRONBOUND PRIOR TO THE IRONBOUND MEETING A WRITTEN NOTICE OF REVOCATION OR A DULY EXECUTED PROXY BEARING A LATER DATE, OR BY ATTENDING THE IRONBOUND MEETING, FILING A WRITTEN NOTICE OF REVOCATION WITH THE SECRETARY OF THE IRONBOUND MEETING AND VOTING IN PERSON.

                           PROXY STATEMENT/PROSPECTUS
                               TABLE OF CONTENTS

                                                                            PAGE
                                                                           ------
SUMMARY...................................................................     1
   The Companies..........................................................     1
      Richmond County Financial Corp......................................     1
      Ironbound Bankcorp, NJ..............................................     1
   The Stockholders' Meeting..............................................     1
      Ironbound Stockholders..............................................     1
   Record Date; Vote Required.............................................     1
      Ironbound Stockholders..............................................     1
   Our Reasons for the Merger.............................................     1
   Our Recommendations to Stockholders....................................     2
      Ironbound Stockholders..............................................     2
   The Ironbound Merger...................................................     2
      General.............................................................     2
      Exchange of Shares..................................................     2
         Ironbound Stockholders...........................................     2
   Opinion of Financial Advisors..........................................     3
      Ironbound...........................................................     3
   Stock Options..........................................................     3
      Ironbound Stock Options.............................................     3
   Management and Operations after the Merger.............................     3
   What We Need to do to Complete the Merger..............................     3
   Termination of the Agreement; Expenses.................................     4
   Waiver and Amendment...................................................     4
   Accounting Treatment...................................................     5
   Regulatory Approvals...................................................     5
   Ironbound Merger Stock Option Agreement................................     5
   Interests of Directors and Officers in the Merger that may be
      Different From Your Interests.......................................     5
   Appraisal Rights.......................................................     6
      Ironbound Stockholders..............................................     6
   Certain Federal Income Tax Consequences................................     6
      Ironbound Stockholders..............................................     6
      Certain Differences in the Rights of Stockholders...................     6
   The Bayonne Merger.....................................................     6
   Selected Historical Financial Data of
      Richmond County and Ironbound (Unaudited)...........................     7
   Selected Historical Unaudited Financial and Other Data.................     8
   Selected Historical Unaudited Financial and Other Data.................    11
   Unaudited Pro Forma Combined Selected
      Financial Information...............................................    13
   Selected Unaudited Pro Forma Financial Data
      of Richmond County, Bayonne and Ironbound...........................    14
   Comparative Per Share Data.............................................    15

INDEX OF DEFINED TERMS....................................................    16

                                                                            PAGE
                                                                           ------
THE COMPANIES.............................................................    19
   Richmond County........................................................    19
   Ironbound..............................................................    19

WHERE YOU CAN FIND MORE INFORMATION.......................................    19

FORWARD-LOOKING STATEMENTS................................................    21

MARKET PRICES AND DIVIDEND INFORMATION....................................    22

MEETING OF IRONBOUND STOCKHOLDERS.........................................    23
   Date, Time and Place; Purpose of Meeting...............................    23
   Record Date............................................................    23
   Proxies; Voting and Revocation of Proxies..............................    24
   Vote Required; Principal Stockholders..................................    25

BENEFICIAL OWNERSHIP OF IRONBOUND COMMON STOCK............................    27
   Principal Security Ownership...........................................    27

THE IRONBOUND MERGER......................................................    29
   General................................................................    29
   Background of the Ironbound Merger.....................................    29
   Recommendation of the Ironbound Board; Ironbound's Reasons
      for the Merger......................................................    31
   Opinion of Ironbound's Financial Advisor...............................    32
      Stock Trading History...............................................    34
      Contribution Analysis...............................................    35
      Comparable Company Analysis.........................................    35
      Analysis of Selected Merger Transactions............................    36
      Impact Analysis.....................................................    36
      Discounted Cash Flow Analysis.......................................    37
      Remaining Independent Scenario......................................    37
   Exchange of Ironbound Shares...........................................    38
   Procedures for Exchange of Certificates................................    39
   Interests of Directors and Officers in the Ironbound Merger
      that may be Different From Your Interests...........................    40
   Management and Operations Following the Ironbound Merger...............    43
   Employee Matters.......................................................    43
   Conditions to the Ironbound Merger.....................................    45
   Regulatory Approvals Needed to Complete the Ironbound Merger...........    50
   Conduct of Business Pending the Ironbound Merger.......................    53
   Representations and Warranties.........................................    57
   Acquisition Proposals..................................................    58
   Waiver and Amendment; Termination......................................    59
   Price-Based Termination................................................    61
   Nasdaq National Market Listing.........................................    61
   Anticipated Accounting Treatment.......................................    62
   Federal Income Tax Consequences of the Ironbound Merger................    62
   Resales of Richmond County Common Stock................................    63

                                                                            PAGE
                                                                           ------
   No Appraisal Rights....................................................    64
   Expenses...............................................................    64
   Ironbound Effective Time...............................................    64

CERTAIN RELATED TRANSACTIONS..............................................    65

   Ironbound Merger Stock Option Agreement................................    65
   Ironbound Bank Merger Agreement........................................    68

THE BAYONNE MERGER........................................................    69

REGULATION AND SUPERVISION................................................    69
   General................................................................    69
   New York State Law.....................................................    70
   FDIC Regulations.......................................................    71
   Investment Activities..................................................    73
   Transactions with Affiliates...........................................    73
   Enforcement............................................................    74
   Insurance of Deposit Accounts..........................................    75
   Payment of FICO Bonds..................................................    76
   Federal Reserve System.................................................    76
   Community Reinvestment Act.............................................    76
   Holding Company Regulation.............................................    77
   Interstate Banking and Branching.......................................    79

DESCRIPTION OF RICHMOND COUNTY CAPITAL STOCK..............................    80
   General................................................................    80
   Common Stock...........................................................    81
   Preferred Stock........................................................    82

COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS..............................    82
   General................................................................    82
   Number of Members of the Board of Directors............................    83
   Election of the Board of Directors.....................................    83
   Pre-emptive Rights.....................................................    83
   Voting Rights..........................................................    84
   Removal of Directors...................................................    84
   Special Meetings of the Stockholders...................................    84
   Annual Meeting of Stockholders.........................................    85
   Organization...........................................................    85
   Conduct of Business....................................................    85
   List of Stockholders...................................................    86
   Amendment to Bylaws....................................................    86
   Merger or Business Combination.........................................    86

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
   FINANCIAL STATEMENTS...................................................    88

LEGAL MATTERS.............................................................    95

                                                                            PAGE
                                                                           ------
EXPERTS...................................................................    95

INFORMATION NOT REQUIRED IN PROSPECTUS....................................  II-1

SIGNATURES................................................................  II-8

EXHIBIT INDEX............................................................. II-10

ANNEX A Agreement and Plan of Merger, dated as of July 17, 1998, by and between Richmond County Financial Corp. and Ironbound Bankcorp NJ.
ANNEX B Stock Option Agreement, dated as of July 17, 1998, by and between Ironbound Bankcorp, NJ and Richmond County Financial Corp.
ANNEX C   Opinion of Ostrowski & Company, Inc.
ANNEX D   Financial Information Relating to Ironbound Bankcorp, NJ.

                                    SUMMARY

     This brief summary highlights selected information from the Proxy Statement/Prospectus. It does not contain all of the information that is important to you. You should carefully read the entire Proxy Statement/ Prospectus and the other documents to which this document refers you to fully understand the merger. See "Where You Can Find More Information" on page __. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.


THE COMPANIES (PAGE __)

RICHMOND COUNTY FINANCIAL CORP.
1214 Castleton Avenue
Staten Island, New York 10310
(718) 448-2800

Richmond County is a savings and loan holding company organized under the laws
of the State of Delaware in 1997.   We operate Richmond County Savings Bank,
which has 14 banking offices in the New York City Borough of Staten Island, one banking office in the New York City Borough of Brooklyn, and one multi-family loan processing center in Jericho, Long Island. At September 30, 1998, Richmond County had total assets of $1.7 billion, deposits of $953.5 million and stockholders' equity of $329.8 million.

IRONBOUND BANKCORP, NJ
36 Pacific Street
Newark, New Jersey 07105
(937) 589-3800

Ironbound Bankcorp, NJ is a New Jersey bank holding company. We operate Ironbound Bank. Ironbound Bank is a commercial bank that operates three branches in the New Jersey counties of Union and Essex. At September 30, 1998, Ironbound had total assets of $115.2 million, deposits of $102.8 million, and stockholders' equity of $11.5 million. The Ironbound merger does not require the approval of the Richmond County stockholders.

THE STOCKHOLDERS' MEETING (PAGE __)

Ironbound Stockholders. The Ironbound Bankcorp, NJ special meeting will be held on ____________, at __:__ _.m., local time, at________________, ______________.
At the Ironbound special meeting, you will be asked:

1.   to approve the merger of our company with Richmond County;

2. to act on any other items that may be submitted to a vote at the special meeting.

RECORD DATE; VOTE REQUIRED (PAGE __)

Ironbound Stockholders. You can vote at the meeting of Ironbound stockholders if you owned Ironbound common stock at the close of business on ______, 199__. You will be able to cast one vote for each share of Ironbound common stock you owned at that time. In order to approve the merger, the holders of a majority of the shares of Ironbound common stock outstanding must vote in its favor. You can vote your shares by attending the Ironbound meeting and voting in person, or by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope. You can revoke your proxy as late as the date of the meeting either by sending in a new proxy, or by changing your vote by attending the meeting and voting in person.

OUR REASONS FOR THE MERGER (PAGE __)

Our companies are proposing to merge because we believe that by combining them we can create a stronger and more diversified company that will provide significant benefits to our stockholders and customers alike. We believe that by bringing our customers and banking products together, we can do a better job of increasing our combined revenues than we could if we did not merge. We believe that the merger will strengthen our position as a competitor in the financial services business, which is rapidly changing and growing more competitive. While no assurances can be made, we expect to achieve cost savings and additional revenue opportunities in the merger that should have a beneficial effect on our earnings per share. To review our reasons for the merger in greater detail, as well as how we came to agree on the merger, please see pages __ through __.

OUR RECOMMENDATIONS TO STOCKHOLDERS (PAGE __)

Ironbound Stockholders. The board of directors of Ironbound believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote "FOR" the proposal to approve the merger.

THE IRONBOUND MERGER (PAGE __)

We have attached the Agreement and Plan of Merger to this document as ANNEX A. Please read the Agreement. It is the legal document that governs the merger.

GENERAL

We propose a combination in which Ironbound will merge with and into Richmond County. The resulting company will be named "Richmond County Financial Corp." We hope to complete this merger by the end of the first quarter of 1999.

EXCHANGE OF SHARES (PAGE __)

Ironbound Stockholders. As an Ironbound stockholder, each of your shares of Ironbound common stock will automatically become exchangeable for 1.45 shares of Richmond County common stock. The total number of shares you receive will therefore be equal to 1.45 times the number of shares of Ironbound common stock you own. Richmond County will not issue fractional shares. Instead, you will receive the value of any fractional share in cash. Following the merger, you will be entitled to exchange your shares of Ironbound common stock for shares of Richmond County common stock by sending your Ironbound common stock share certificates and a form that we will send to you to ___________________, which will then exchange them for shares of Richmond County common stock. For more information on how this exchange procedure works, see "Exchange of Ironbound Shares" on page __ of this document. For example, if you owned ten shares of Ironbound common stock, after the merger you will send in the letter of transmittal and your old Ironbound certificates and in exchange you will receive fourteen shares of the Richmond County common stock and a check for the market value of one-half of a share of Richmond County common stock. Of course, the market price of Richmond County will continue to fluctuate prior to and after completion of the merger. If during a period of time prior to the closing of the merger, the price of Richmond County common stock is less than $15.945 but equal to or greater than $14.00 per share, the merger exchange ratio will be adjusted so that the value to be received for each share of Ironbound common stock is $23.12. If during a period of time prior to the closing of the merger, the price of Richmond County common stock is less than $14.00, Ironbound may terminate the transaction, proceed with the merger as structured, or attempt to renegotiate the exchange ratio. A vote in favor of the Agreement authorizes the Ironbound board of directors to exercise its discretion in such event, without any further action by the Ironbound stockholders.

Shares of Richmond County are quoted on the National Market System of the Nasdaq Stock Market. On July 16, 1998, the last trading day before we announced the merger, Richmond County common stock closed at $18.313 per share. Ironbound common stock is traded very infrequently on the over-the-counter market, or on a private basis. The latest trade of Ironbound common stock prior to the announcement of the merger of which management is aware was on July 15, 1998 at $19.00 per share. On _______, Richmond County common stock closed at $_____ per share.

Based on the exchange ratio in the merger, which is 1.45, the market value of the consideration that Ironbound stockholders will receive in the merger for each share of Ironbound common stock would be $26.55 based on Richmond County's closing stock price on July 16, 1998 , and $_____ based on Richmond County's closing stock price on _____________. Of course, the market price of Richmond County will fluctuate prior to the merger, while the exchange ratio is fixed. You should obtain current stock price quotations for Richmond County common stock. Such quotations are available from your stock broker, in major newspapers such as The Wall Street Journal and on the Internet.

OPINION OF FINANCIAL ADVISORS (PAGE ___)

Ironbound. Ostrowski & Company, Inc. has delivered to the Ironbound board of directors its opinion that, as of the date of this document, the terms of the Ironbound merger agreement are fair from a financial point of view to the holders of Ironbound common stock. We have attached this opinion to this document as ANNEX C. You should read it completely to understand the procedures followed, assumptions made, matters considered, qualifications and limitations on the review made by Ostrowski & Company, Inc. in providing this opinion.

STOCK OPTIONS (PAGE __)

Ironbound Stock Options. Upon completion of the merger, each option to acquire Ironbound common stock granted under Ironbound stock option plans that is outstanding and unexercised immediately before completing the merger will become the right to receive shares of Richmond County common stock. The value of each Ironbound Option is equal to the per share price of Richmond County common stock on July 17, 1998, multiplied by the Ironbound exchange ratio, less the exercise price of the options.

MANAGEMENT AND OPERATIONS AFTER THE MERGER (PAGE __)

The Richmond County board of directors will not change as a result of the merger. The members of Ironbound's board of directors who are willing to serve will serve on a divisional board after the merger.

WHAT WE NEED TO DO TO COMPLETE THE MERGER (PAGE __)

The completion of the merger depends on a number of conditions being met. In addition to the parties complying with the Agreement, these include:

1.   Approval of the Agreement by the Ironbound stockholders.

2.   Approval of the merger by certain federal and state regulatory authorities.

3. Receipt by Richmond County and Ironbound of a legal opinion from their respective tax counsel that, for United States federal income tax purposes, Ironbound stockholders who exchange their shares for shares of Richmond County common stock, will not recognize any gain or loss as a result of the merger, except in connection with the payment of cash instead of fractional shares. These opinions will be subject to various limitations and we recommend that you read the fuller description of tax consequences provided in this document beginning at page __.

4. Approval by the National Market System of the Nasdaq Stock Market of the listing of the shares of Richmond County common stock to be issued in exchange for Ironbound common stock.

5. The absence of any injunction or legal restraint blocking the merger or government proceedings trying to block the merger.

6. Receipt by Richmond County of letters from Ironbound "affiliates" (including Ironbound's officers and directors) restricting their trading in shares of Richmond County stock and agreeing to vote in favor of the merger at the Ironbound special meeting (a condition which, as of the date of this document, has been satisfied).

7. The purchase by Ironbound of its executive offices, subject to the terms agreed to by Ironbound and Richmond County (a condition which, as of the date of this document, has been satisfied).

Where the law permits, Richmond County and Ironbound could decide to complete the merger even though one or more of these conditions has not been met. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived, or that the merger will be completed.

TERMINATION OF THE AGREEMENT; EXPENSES (PAGE __)

We can agree at any time to terminate the Agreement without completing the merger, even if the stockholders of both our companies have approved it. Also, either of us can decide, without the consent of the other, to terminate the Agreement if:

1. Any government agency denies an approval we need to complete the merger, or if any governmental entity issues a final, appealable order blocking the merger;

2. The merger has not been completed by April 30, 1999, unless the failure to complete the merger by that time is due to the breach of any representation, warranty or covenant contained in the Agreement by the party seeking to terminate;

3. One party breaches the Agreement (and does not correct the breach promptly) in a way that would entitle the terminating party to not complete the merger, as long as the party seeking to terminate the Agreement has not materially breached the Agreement;

4.   Ironbound's stockholders do not approve the merger;

5. By Ironbound, if the price of Richmond County common stock is less than $14.00 during the five-day period beginning on the date that the parties have received the last consent, approval or waiver for the merger to occur;

6. By Richmond County, if the Ironbound board of directors does not recommend or withdraws, modifies or amends its recommendation to Ironbound's stockholders to approve the merger; or

7. The occurrence of an event, condition, change or occurrence that has or could reasonably be expected to result in a material adverse effect (as defined on page __) and the breaching party does not remedy the effect of the event within a specified notification period.

Regardless of whether the merger is completed, we will each pay our own fees and expenses.

WAIVER AND AMENDMENT (PAGE __)

We can agree to amend the Agreement, and each of us can waive our right to require the other party to adhere to the terms and conditions of the Agreement, where the law allows. However, we may not do so after our stockholders approve the Agreement if the amendment or waiver reduces or changes the consideration that will be received by Ironbound stockholders unless the affected stockholders approve the amendment or waiver.

ACCOUNTING TREATMENT (PAGE __)

We expect the merger to be accounted for as a "purchase." This means that, for accounting and financial reporting purposes, we will treat our companies as one company beginning as of the date of the combination. Additionally, under this method of accounting, Richmond County will record the fair market value of Ironbound's assets, less liabilities, on its financial statements.

REGULATORY APPROVALS (PAGE __)

The merger must be approved by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Superintendent of Banks of New York State, and the Commissioner of the New Jersey Department of Banking and Insurance.

We have filed, or soon will file, all of the required applications or notices with these regulatory authorities.

As of the date of this document, we have not yet received the required approvals. While we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will get them.

IRONBOUND MERGER STOCK OPTION AGREEMENT (PAGE __)

Ironbound, at the request of Richmond County, entered into a stock option agreement granting Richmond County an option to purchase Ironbound common stock. Ironbound granted the option to increase the likelihood that we would complete the merger. The option agreement could discourage other companies from trying or proposing to combine with Ironbound before we complete the merger.

The most shares that can be purchased if the option is exercised is 19.9% of the total number of outstanding shares of Ironbound common stock. The purchase price per share under the option agreement is $20.00 per share.

Richmond County cannot exercise its option unless certain events occur. These events are business combination or acquisition transactions relating to Ironbound and certain related activities (other than the merger we are proposing in this document) such as a merger or the sale of a substantial amount of assets or stock. We do not know of any event that has occurred as of the date of this document that would permit either of us to exercise our option.


INTERESTS OF DIRECTORS AND OFFICERS IN THE MERGER THAT MAY BE DIFFERENT FROM YOUR INTERESTS (PAGE __)

Some of our directors and officers have interests in the merger that are different from, or in addition to, their interests as stockholders in Ironbound. These include, among other things, provisions in the Ironbound Merger Agreement relating to indemnification, the payout of cash payments under existing employment agreements and the acceleration of and the vesting of stock options. Richmond County will also enter into employment agreements with Michael J. Gagliardi and Thomas Lupo, currently the President and Chief Executive Officer and Executive Vice President, respectively, of Ironbound. Under these agreements, Mr. Gagliardi will be employed as an executive vice president of Richmond County Savings Bank and will earn a salary of $160,000. The term of Mr. Gagliardi's employment agreement is three years. Mr. Lupo will be employed as a senior vice president of Richmond County Savings Bank and will receive an annual salary of $125,000. The term of Mr. Lupo's employment agreement is three years. In addition, Richmond County will appoint the current members of the board of directors of Ironbound willing to serve to an advisory board of directors. This board will advise Richmond County with respect to deposit and lending activities in Ironbound's market area and will maintain and develop customer relationships. Each non-employee member of this divisional board (except the chairman of such board) will receive an annual retainer of $5,000, as well as a $750 fee for each board meeting attended. The chairman of the divisional board will receive an annual retainer of $10,000, as well as a $750 fee for each board meeting attended.

The members of our boards of directors knew about these additional interests, and considered them, when they approved the Agreement and the merger.

APPRAISAL RIGHTS (PAGE __)

Ironbound Stockholders. New Jersey law does not provide you with dissenters' appraisal rights in the merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES (PAGE __)

Ironbound Stockholders. We expect that for United States federal income tax purposes, your exchange of shares of Ironbound common stock for shares of Richmond County common stock generally will not cause you to recognize any gain or loss. You will, however, have to recognize gain in connection with any cash received instead of fractional shares.

Our obligation to complete the merger depends on our receipt of legal opinions about the federal income tax treatment of our companies and our stockholders. These opinions will not bind the Internal Revenue Service, which could take a different view. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES.

CERTAIN DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS (PAGE __)

After the merger is completed, Ironbound's stockholders automatically will become stockholders of Richmond County and their rights as stockholders of Richmond County will be governed by the Delaware General Corporation Law and by Richmond County's Certificate of Incorporation and Bylaws. The rights of stockholders of Richmond County, as defined in its Certificate of Incorporation and Bylaws, differ from the rights of the stockholders of Ironbound, as defined in its Certificate of Incorporation and Bylaws, with respect to certain matters, including among others, pre-emptive rights, voting right limitations, and the removal of members of the board of directors.

THE BAYONNE MERGER (PAGE __)

In a separate and unrelated transaction, Richmond County is also acquiring Bayonne Bancshares, Inc. Bayonne is a savings and loan holding company organized under the laws of the State of Delaware in 1997. It operates First Savings Bank of New Jersey, SLA, which has four banking offices and one financial center in Bayonne, New Jersey. At September 30, 1998, Bayonne had total assets of $672.7 million, deposits of $420.7 million and stockholders' equity of $95.2 million. The Bayonne Merger does not require the approval of Ironbound stockholders.

                     SELECTED HISTORICAL FINANCIAL DATA OF
                         RICHMOND COUNTY AND IRONBOUND

     The following tables show summarized historical financial data for each of Richmond County and Ironbound. The information in the following tables is based on historical financial information that Richmond County has presented in its prior Securities and Exchange Commission filings and Ironbound has presented in its prior regulatory filings. All of the summary financial information we provide in the following tables should be read in connection with this historical financial information and with the more detailed financial information we provide in this document, which you can find beginning at page __. The historical financial statements of Ironbound are included in the document attached as ANNEX D to this document. The historical financial statements of Richmond County are incorporated by reference into this document. Richmond County's audited historical financial statements were audited by Ernst & Young LLP, independent certified public accountants, and Ironbound's December 31, 1997 and December 31, 1996 audited historical financial statements were audited by Deloitte & Touche LLP, independent auditors. Richmond County's unaudited financial statements for the three months ended September 30, 1998 and 1997 and Ironbound's unaudited financial statements for the nine months ended September 30, 1998 and 1997, include normal, recurring adjustments necessary to fairly present the data for such period. The unaudited data is not necessarily indicative of expected results of a full year's operation.

     Because Richmond County's fiscal year ends on June 30 and Ironbound's fiscal year ends on December 31, the financial data for Ironbound for the nine months ended September 30 have been presented to coincide with the fiscal reporting period for Richmond County. Following the Ironbound Merger, the combined company's fiscal year, like that of Richmond County, will end on June 30.

     Richmond County was organized under Delaware law in September 1997. Therefore, all Richmond County financial information contained herein for periods prior to December 31, 1997 relates solely to Richmond County Savings Bank. Ironbound was organized in July 1997. Therefore, all Ironbound financial information for periods prior to September 30, 1997 relates to Ironbound Bank. Richmond County's audited annual historical financial statements were audited by Ernst & Young LLP, independent certified public accountants, and Ironbound's audited annual historical financial statements were audited by Deloitte &
Touche LLP, independent auditors.

                        RICHMOND COUNTY FINANCIAL CORP.
             SELECTED HISTORICAL UNAUDITED FINANCIAL AND OTHER DATA
                    (In thousands, except per share amounts)

                                      THREE MONTHS ENDED
                                         SEPTEMBER 30,                                  YEARS ENDED JUNE 30,
                                  --------------------------    -------------------------------------------------------------------
                                      1998          1997            1998          1997          1996          1995         1994
                                  ------------  ------------    ------------  ------------  ------------  ------------  -----------
SELECTED CONSOLIDATED
 FINANCIAL DATA:
Total assets.....................  $1,692,615    $1,023,780      $1,595,844      $993,370      $914,483      $851,751     $825,663
Federal funds sold...............       4,200         4,000          26,000         6,000        20,000        18,000       17,500
Debt and equity
 securities, net/(1)/:
   Available-for-sale............     237,956        40,764         238,890        19,706        21,659           607           --
   Held-to-maturity..............          --       187,469              --       205,201       307,700       287,879      328,779
Mortgage-backed and mortgage-
 related securities, net/(1)/:
   Available-for-sale............     593,714        76,286         604,304        27,398         1,394         1,683           --
   Held to maturity..............          --       147,737              --       185,122        80,284        92,404       74,961
Loans receivable, net/(2)/.......     774,558       515,516         644,469       496,258       419,270       392,409      355,850
Federal Home Loan Bank of
 New York stock..................      20,375            --          15,550            --            --            --           --
Intangible assets................       1,130         1,447           1,209         1,527         1,802         2,115        2,428
Deposits.........................     953,506       887,489         950,808       885,818       819,216       766,231      750,216
Borrowings.......................     400,000        25,639         306,000            --            --            --           --
Total stockholders' equity.......     329,826       104,253         328,595       100,865        89,901        81,166       73,550

SELECTED OPERATING DATA:
Interest income..................      27,662        17,754          86,754        65,781        59,063        54,321       51,608
Interest expense.................      12,599         7,596          37,512        27,707        26,254        22,456       20,207
                                   ----------    ----------      ----------      --------      --------      --------     --------
   Net interest income before
    provision for possible
    loan losses..................      15,063        10,158          49,242        38,074        32,809        31,865       31,401
Provision for possible
 loan losses.....................         750           450           2,200         1,080         1,600           600          859
                                   ----------    ----------      ----------      --------      --------      --------     --------
   Net interest income after
    provision for possible
    loan losses..................      14,313         9,708          47,042        36,994        31,209        31,265       30,542
                                   ----------    ----------      ----------      --------      --------      --------     --------
Non-interest income..............       1,844           817           3,601         2,861         2,827         2,659        2,961
Non-interest expense/(3)/........       7,632         4,955          44,046        19,667        18,503        18,139       17,287
                                   ----------    ----------      ----------      --------      --------      --------     --------
Income before income taxes and
 cumulative effect of changes
 in accounting principles........       8,525         5,570           6,597        20,188        15,533        15,785       16,216
Provision for income taxes.......       3,171         2,717           2,071         9,463         6,803         6,919        7,305
                                   ----------    ----------      ----------      --------      --------      --------     --------
Income before cumulative effect
 of changes in accounting
 principles......................       5,354         2,853           4,526        10,725         8,730         8,866        8,911
                                   ----------    ----------      ----------      --------      --------      --------     --------
Cumulative effect of changes in
 accounting principles/(4)/......          --            --              --            --            --        (1,316)       1,232
                                   ----------    ----------      ----------      --------      --------      --------     --------
Net income.......................  $    5,354    $    2,853      $    4,526      $ 10,725      $  8,730      $  7,550     $ 10,143
                                   ==========    ==========      ==========      ========      ========      ========     ========
Basic and diluted income
 (loss) per share since the
 Conversion/(5)/.................        $.22           N/A          $(0.16)          N/A           N/A           N/A          N/A
                                   ==========                    ==========

                                                        (footnotes on next page)

                                                    AT OR FOR THE
                                                 THREE MONTHS ENDED
                                                    SEPTEMBER 30,              AT OR FOR THE YEAR ENDED JUNE 30,
                                                 ------------------    ------------------------------------------------
                                                   1998      1997        1998      1997      1996      1995      1994
                                                 --------  --------    --------  --------  --------  --------  --------
SELECTED CONSOLIDATED FINANCIAL RATIOS
 AND OTHER DATA/(6)/:
Performance Ratios/(7)/:
   Return on average assets.....................    1.32%     1.13%       1.26%     1.13%     0.99%     0.91%     1.27%
   Return on average stockholders' equity.......    6.48     10.96        8.36     11.25     10.25      9.80     14.97
   Average stockholders' equity to
      average assets............................   20.37     10.27       15.05     10.07      9.70      9.29      8.50
   Stockholders' equity to total assets
      at end of period..........................   19.49     10.18       20.59     10.15      9.83      9.53      8.91
   Net interest rate spread/(8)/................    2.81      3.60        3.29      3.64      3.48      3.66      3.85
   Net interest margin/(9)/.....................    3.87      4.22        4.10      4.22      3.96      4.06      4.16
   Average interest-earning assets to
      average interest-bearing liabilities......  132.95    119.74      126.04    118.94    114.99    113.96    111.64
   Total non-interest expense to
      average assets/(10)/......................    1.88      1.94        1.93      1.99      2.07      2.15      2.13
   Net interest income to operating
      expenses..................................  197.37    205.01      201.09    193.59    177.32    175.67    181.65
   Efficiency ratio/(11)/.......................   44.68     44.43       45.75     46.08     51.04     51.63     49.40
Asset Quality Ratios:
   Non-performing loans as a percent
      of loans, net.............................    0.49%     0.84%       0.85%     0.78%     0.91%     0.76%     1.51%
   Non-performing assets as a percent
      of total assets...........................    0.24      0.50        0.37      0.46      0.48      0.39      0.71
   Allowance for loan losses as a percent
      of loans receivable, net..................    1.01      1.13        1.12      1.10      1.14      0.83      0.87
   Allowance for loan losses as a percent
      of total non-performing loans.............  208.59    135.08      131.50    141.09    125.55    109.35     57.64
Regulatory Capital Ratios and Other  Data:
   Leverage capital.............................   12.38%     9.64%      12.81%     9.54%     9.65%     9.25%     8.60%
   Total risk-based capital.....................   22.49     18.52       24.81     18.91     19.20     18.33     16.23
   Tier I capital...............................   21.60     17.63       23.87     17.98     18.33     17.92     15.71
Number of customer facilities...................      14        13          13        13        13        13        13

------------
(1) Richmond County Savings Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115 ("SFAS No. 115"), "Accounting for Certain Investments in Debt and Equity Securities," as of July 1, 1994, and reclassified securities having a market value of $26 million from its held to maturity portfolio to its available for sale portfolio in November 1995, pursuant to Financial Accounting Standards Board ("FASB") interpretation of SFAS No 115. In February 1998, Richmond County transferred its entire securities held to maturity portfolio to its securities available for sale portfolio as part of a balance sheet restructuring initiative implemented at that time, primarily in connection with a reassessment by Richmond County of its asset/liability management strategy.

(2) Loans receivable, net, consist of gross loans receivable, less unamortized discounts, plus deferred loan costs, less deferred loan fees and the allowance for loan losses. The allowance for loan losses at September 30, 1998 and 1997, June 30, 1998, 1997, 1996, 1995 and 1994 were $7.9 million,
    $5.9 million, $7.3 million, $5.5 million, $4.8 million, $3.3 million and $3.1 million, respectively. Loan receivable, net, at June 30, 1996, includes $1.2 million of loans held for sale.

(3) Includes the one-time non-recurring charge of $19.6 million ($11.2 million, net of tax) for funding of the Richmond County Savings Foundation (the "Foundation") at the time of Richmond County Savings Bank's mutual-to-stock conversion on February 18, 1998 (the "Conversion").

(4) Cumulative effect of changes in accounting principles reflects a charge, net of tax, of $1.3 million for fiscal 1995, resulting from the adoption of SFAS No. 106 ("SFAS No. 106"), "Employer's Accounting For Post-Retirement Benefits Other than Pensions," and a credit to earnings of $1.2 million for fiscal 1994, resulting from the adoption of SFAS No. 109 ("SFAS No. 109"), "Accounting for Income Taxes."

(5) Pro forma earnings per share for fiscal year 1998, calculated as if Richmond County Savings Bank had converted to stock form as of July 1, 1997, was $0.19.

(6) Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios. With the exception of end of period ratios and fiscal year 1998, which is based on daily average balances, all ratios are based upon average balances during the indicated period. Averages for the periods ended fiscal 1997, 1996, 1995 and 1994, utilize average month-end balances.

(7) All performance ratios for the year ended June 30, 1998, exclude the one-time non-recurring charge of $19.6 million ($11.2 million net of tax) for the funding of the Foundation at the time of the Conversion.

(8) The net interest margin spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(9) The net interest margin represents net interest income as a percent of average interest-earning assets.

(10) Total non-interest expense excludes the effect of amortization of goodwill. The 1997 ratio excludes the one-time special assessment of $493,000 to recapitalize the Savings Association Insurance Fund ("SAIF"). Including the effects of the amortization of goodwill and funding of the Foundation, total non-interest expense to average assets for the year ended June 30, 1998 would be 3.52%.

(11) The efficiency ratio represents the ratio of non-interest expense, excluding the effect of amortization of goodwill and the SAIF special assessment, divided by the sum of net interest income and non-interest income. Including the effects of the amortization of goodwill and the contribution to the Foundation, the efficiency ratio for the year ended June 30, 1998 would be 83.35%.

                            IRONBOUND BANKCORP, NJ
                 SELECTED HISTORICAL FINANCIAL AND OTHER DATA
               (Dollars in thousands, except per share amounts)


                                                      UNAUDITED
                                                   AT SEPTEMBER 30,                           AT DECEMBER 31,
                                                ----------------------  ----------------------------------------------------------
                                                   1998        1997        1997        1996        1995        1994        1993
                                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
SELECTED CONSOLIDATED FINANCIAL DATA:
Total assets...................................  $115,172    $108,859    $112,213    $106,356     $89,656     $88,962     $86,035
Investment securities available for sale.......    11,216      11,105      13,910      12,505      18,591      11,088      13,980
Investment securities held-to-maturity.........    42,632      44,533      42,093      46,617      33,437      41,041      33,718
Loans, net.....................................    40,945      37,812      37,873      34,973      28,143      26,415      27,321
Deposits.......................................   102,828      97,321     100,711      95,238      79,666      79,785      77,109
Total stockholders' equity.....................    11,530      10,861      10,844      10,289       9,613       8,595       8,364

                                                       FOR THE
                                                  NINE MONTHS ENDED
                                                    SEPTEMBER 30,                    FOR THE YEARS ENDED DECEMBER 31,
                                                ----------------------  ----------------------------------------------------------
                                                   1998        1997        1997        1996        1995        1994        1993
                                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
SELECTED OPERATING DATA:
Interest income................................   $5,785      $5,770      $7,695      $6,953      $6,081      $5,500      $5,557
Interest expense...............................    2,070       1,937       2,610       2,238       1,778       1,568       1,764
                                                  ------      ------      ------      ------      ------      ------      ------
Net interest income............................    3,715       3,833       5,085       4,715       4,303       3,932       3,793
Provision (credit) for possible
 loan losses...................................     (190)         --          --          --         105         190         625
                                                  ------      ------      ------      ------      ------      ------      ------
Net interest income after provision
 (credit) for possible loan losses.............    3,905       3,883       5,085       4,715       4,198       3,742       3,168
Non-interest income:
Fees and other charges, net and
 other income..................................      508         545         707         692         691         634         513
Net gains (losses) on sales of securities
 and whole loans...............................       --          16          16          (3)         48           6         470
Non-interest expense...........................    2,889       2,898       3,843       3,924       3,895       4,082       3,746
                                                  ------      ------      ------      ------      ------      ------      ------
Income before provision for
 income taxes..................................    1,524       1,496       1,965       1,480       1,042         320         405
Provision for income taxes/(1)/................      541         540         704         633         219          --          --
                                                  ------      ------      ------      ------      ------      ------      ------
Net income.....................................   $  983      $  956      $1,261      $  847      $  823      $  320      $  405
                                                  ======      ======      ======      ======      ======      ======      ======
Basic net income per share.....................   $ 0.99      $ 0.92      $ 1.22      $ 0.81      $ 0.79      $ 0.31      $ 0.41
Net income per share assuming dilution.........   $ 0.95      $ 0.90      $ 1.19      $ 0.80      $ 0.79      $ 0.31      $ 0.41
Cash dividends paid per common share...........   $ 0.15      $ 0.15      $ 0.20      $ 0.10      $   --      $   --      $   --
----------------
(1) There was no provision for income taxes in the years ended December 31,
    1994 and 1993 due to reductions in the deferred tax valuation allowance after the utilization of net operating loss carryovers during these years

                                                    AT OR FOR THE
                                                  NINE MONTHS ENDED
                                                    SEPTEMBER 30,                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                ----------------------  ----------------------------------------------------------
                                                   1998        1997        1997        1996        1995        1994        1993
                                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
SELECTED CONSOLIDATED FINANCIAL RATIOS AND
 OTHER DATA:

Return on average assets/(1)(5)/...............    1.17%       1.16%       1.14%       0.85%       0.92%       0.36%       0.48%
Return on average stockholders' equity/(2)(5)/.   11.77       11.91       11.68        8.50        9.00        3.70        4.96
Stockholders' equity to total assets...........   10.00        9.97        9.66        9.67       10.72        9.66        9.72
Average stockholders' equity to average
   assets at end of period/(6)/................    9.96        9.74        9.79        9.69       10.68        9.69        9.62
Net interest rate spread/(5)(7)/...............    3.93        4.27        4.22        4.41        4.63        4.39        4.41
Net interest margin/(5)/.......................    4.71        4.95        4.90        5.05        5.20        4.80        4.84
Operating expenses to average assets/(5)/......    3.43        3.52        3.49        3.67        4.38        4.64        4.42
Net interest income to operating expenses/(5)/.    1.30        1.33        1.32        1.20        1.10        0.97        1.01
Efficiency ratio/(3)(5)/.......................   67.41       65.53       65.75       72.47       77.24       88.85       78.43
Dividend payout ratio/(4)/.....................   15.21%      16.26%      16.31%      11.96%         --          --          --

----------
(1) Return on average assets is calculated by dividing the net income by the average outstanding assets.

(2) Return on average stockholders' equity is calculated by dividing net income by average stockholders' equity. The September 30, 1998 and 1997 ratios are annualized.

(3) Efficiency ratio is calculated by dividing non-interest expense by net interest income (on a taxable equivalent) plus non-interest income. The September 30, 1998 and 1997 ratios are annualized.

(4) Dividend payout ratio is calculated by dividing cash dividends by net income. September 30, 1998 and 1997 ratios are annualized.

(5)  The September 30, 1998 and 1997 ratios are annualized.

(6) The net interest margin spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(7) The net interest margin represents net interest income as a percent of average interest-earning assets.

                     UNAUDITED PRO FORMA COMBINED SELECTED
                             FINANCIAL INFORMATION

     The following unaudited pro forma combined selected financial information combine Richmond County's historical results with Ironbound's historical results as if the Ironbound Merger had become effective as of the dates indicated in the case of the balance sheet information presented, and as if the Ironbound Merger had become effective at the beginning of the periods indicated in the case of the income statement information presented (which we refer to as "pro forma" information). In addition, because the Ironbound Merger and the Bayonne Merger are expected to be completed during the same time period, the following pro forma tables reflect the Ironbound Merger and the Bayonne Merger. The pro forma
                                          ---
information in the tables assumes that the Ironbound Merger and the Bayonne Merger are accounted for using the purchase method of accounting. For information regarding unaudited pro forma condensed combined consolidated data, please see pages __ through __.

     The merger will be accounted for as a "purchase," which means that the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the time the companies are combined. The excess purchase price over the fair value of the assets and liabilities is recorded as goodwill. For a more detailed description of purchase accounting, see "THE IRONBOUND MERGER -- Anticipated Accounting Treatment."

     Because Richmond County's fiscal year ends on June 30, Ironbound's fiscal year ends on December 31, and Bayonne Bancshares, Inc.'s fiscal year ends on March 31, the financial data for Ironbound and Bayonne Bancshares, Inc., for the three months ended September 30 have been presented to coincide with the fiscal reporting period for Richmond County. Following the Ironbound Merger, the combined company's fiscal year, like that of Richmond County, will end on June 30.

     When reviewing these tables, you should also read the historical financial statements, including their notes, of Richmond County and Ironbound. The historical financial statements of Richmond County are incorporated by reference into this document. See "WHERE YOU CAN FIND MORE INFORMATION" on page __ of this document. The historical financial statements of Ironbound are attached as ANNEX D to this document. You should also read the more detailed pro forma financial information, including their notes, that are found on page ___ of this document.

     This information is presented for informational purposes only. You should not assume that Richmond County, Ironbound and Bayonne would have achieved the combined pro forma results if they had actually been combined during the periods shown.

     There may be certain cost savings and/or revenue enhancements that will result from the Ironbound Merger and the Bayonne Merger. Except as described in the notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements found beginning on page __ of this document, the information furnished in these tables does not reflect either the cost savings or the revenue enhancements.

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA
                   OF RICHMOND COUNTY, BAYONNE AND IRONBOUND

                                                              AT
                                                         SEPTEMBER 30,
                                                             1998
                                                        ---------------
     PRO FORMA CONDENSED COMBINED BALANCE SHEET
      Total assets (end of period)....................     $2,522,691
      Long term borrowings (end of period)............        548,582
      Total stockholders' equity (end of period)......        478,377

                                                              AT OR FOR THE
                                                              THREE MONTHS   AT OR FOR THE
                                                                  ENDED       YEAR ENDED
                                                              SEPTEMBER 30,    JUNE 30,
                                                                  1998           1998
                                                              -------------  -------------
PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
   Net interest income after provision for loan losses......     $ 19,807      $ 67,596
   Net income...............................................        6,377         8,048/(1)/
   Earnings from per common share:
      Basic.................................................         0.18          0.23/(1)/
      Diluted...............................................         0.18          0.23/(1)/
         Cash dividends declared per common share...........     $  0.068      $  0.127

----------
(1) Includes a one-time non-recurring charge of $19.6 million ($11.2 million, net of tax) for funding of the Foundation at the time of the Conversion.

                          COMPARATIVE PER SHARE DATA
                                  (UNAUDITED)

     We have summarized below the per share information of Richmond County and Ironbound on a pro forma combined and pro forma equivalent basis, also giving effect to the Bayonne Merger. The information set forth below is only a summary and you should read it in conjunction with the historical financial statements and related notes contained in the annual reports and other information that Richmond County and Ironbound have attached to this document. See "WHERE YOU CAN FIND MORE INFORMATION" on page __.

     The information in the following table is based on the historical financial information that we have presented in our prior Securities and Exchange Commission or regulatory filings.

                                                            THREE MONTHS
                                                                ENDED       YEAR ENDED
                                                            SEPTEMBER 30,    JUNE 30,
                                                                1998        1998/(5)/
                                                            -------------   ----------
BASIC EARNINGS (LOSS) PER SHARE/(1)/:
   Richmond County.........................................    $ 0.22        $(0.16)/(4)/
   Ironbound...............................................      0.34          1.22
   Richmond County pro forma (Richmond County,
     Bayonne and Ironbound combined).......................      0.18          0.23
   Ironbound pro forma equivalent..........................      0.26          0.33
DILUTED EARNINGS (LOSS) PER SHARE/(1)/:
   Richmond County.........................................    $ 0.22        $(0.16)/(4)/
   Ironbound...............................................      0.33          1.19
   Richmond County pro forma (Richmond County,
     Bayonne and Ironbound combined).......................      0.18          0.23
   Ironbound pro forma equivalent..........................      0.26          0.33
CASH DIVIDENDS DECLARED PER SHARE/(2)/:
   Richmond County.........................................    $0.070        $0.110
   Ironbound...............................................     0.050         0.200
   Richmond County pro forma (Richmond County,
     Bayonne and Ironbound combined).......................     0.070         0.110
   Ironbound pro forma equivalent..........................     0.102         0.160
BOOK VALUE PER SHARE AT PERIOD END/(3)/:
Stated:
   Richmond County.........................................    $12.48        $12.44
   Ironbound...............................................     11.56         11.28
   Richmond County pro forma (Richmond County,
     Bayonne and Ironbound combined).......................     12.58           N/A
   Ironbound pro forma equivalent..........................     18.24           N/A
Tangible:
   Richmond County.........................................    $12.44        $12.39
   Ironbound...............................................     11.56         11.28
   Richmond County pro forma (Richmond County,
     Bayonne and Ironbound combined).......................     11.72           N/A
   Ironbound pro forma equivalent..........................     17.00           N/A

----------
(1) The pro forma combined net income per share of Richmond County Common Stock is based upon the combined historical net income for Richmond County, Bayonne and Ironbound for the periods indicated divided by the average pro forma fully diluted common share of the combined entities.

(2) Richmond County pro forma cash dividends per share represent historical cash dividends declared by Richmond County and assumes no changes in cash dividends declared per share. Ironbound pro forma equivalent cash dividends per share represent such amounts multiplied by the Exchange Ratio of 1.45.

(3) Richmond County pro forma stated and tangible book value per share amounts are based on the historical total stockholders' equity of the combined entity divided by the total pro forma common shares of the combined entity based on the Exchange Ratio of 1.45. The Ironbound pro forma equivalent stated book value and tangible book value per share amounts are computed by multiplying the Richmond County pro forma amounts by the Exchange Ratio of 1.45.

(4) Richmond County converted to stock form on February 18, 1998, accordingly, earnings per share for the fiscal year ended June 30, 1998 are presented on an historical basis from February 18, 1998 (date of the Conversion) to June 30, 1998. Includes the one-time non-recurring charge of $19.6 million ($11.2 million, net of tax) for funding of the Foundation at the time of the Conversion.

(5)  The year ended December 31, 1997 was used for Ironbound.

                             INDEX OF DEFINED TERMS

"1994 Plan"..............................................................
"1998 Employee Plan".....................................................
"1998 Directors' Plan"...................................................
"affiliate"..............................................................
"bank holding company"...................................................
"Bayonne"................................................................
"Bayonne Merger".........................................................
"beneficial ownership"...................................................
"BHC Act"................................................................
"BIF"....................................................................
"Broker non-vote"........................................................
"capital asset"..........................................................
"Code"...................................................................
"Commissioner"...........................................................
"Conversion".............................................................
"Costs"..................................................................
"covered transaction"....................................................
"CRA"....................................................................
"critically undercapitalized"............................................
"Department of Justice"..................................................
"DGCL"...................................................................
"Dissenters' Shares".....................................................
"Distribution Date"......................................................
"domestic building and loan association".................................
"Effective Date".........................................................
"Effective Time".........................................................
"Employment Agreements"..................................................
"ERISA"..................................................................
"Exchange Act"...........................................................
"Exchange Agent".........................................................
"Excluded Shares"........................................................
"Exercise Termination Event".............................................
"FASB"...................................................................
"FDI Act"................................................................
"FDIC"...................................................................
"FDICIA".................................................................
"Federal Reserve Act"....................................................
"FHLB"...................................................................
"FICO"...................................................................
"First Savings"..........................................................
"Foundation".............................................................
"FRB"....................................................................
"GAAP"...................................................................
"Guidelines".............................................................
"HOLA"...................................................................
"Incentive Plan".........................................................

"Indemnified Party"......................................................
"Initial Termination Date"...............................................
"interested".............................................................
"Interested Stockholder".................................................
"Interstate Banking Act".................................................
"investment power".......................................................
"Ironbound Acquisition Transaction"......................................
"Ironbound"..............................................................
"Ironbound Bank".........................................................
"Ironbound Bank Merger"..................................................
"Ironbound Bank Retirement Savings Plan".................................
"Ironbound Board"........................................................
"Ironbound Common Stock".................................................
"Ironbound Continuing Employee"..........................................
"Ironbound Effective Date"...............................................
"Ironbound Effective Time"...............................................
"Ironbound Employee Plans"...............................................
"Ironbound Employment Agreements"........................................
"Ironbound Exchange Ratio"...............................................
"Ironbound Indemnified Party"............................................
"Ironbound Meeting"......................................................
"Ironbound Merger".......................................................
"Ironbound Merger Agreement".............................................
"Ironbound Merger Consideration".........................................
"Ironbound Merger Stock Option"..........................................
"Ironbound Merger Stock Option Notice Date"..............................
"Ironbound Merger Stock Option Closing Date".............................
"Ironbound Merger Stock Option Shares"...................................
"Ironbound Employment Agreements"........................................
"Ironbound Merger Stock Option Agreement"................................
"Ironbound Option".......................................................
"Ironbound Option Plan"..................................................
"Ironbound Record Date"..................................................
"Last Triggering Event"..................................................
"Limit"..................................................................
"LTM earnings"...........................................................
"Material Adverse Effect"................................................
"Mergers"................................................................
"Named Officers".........................................................
"Nasdaq National Market".................................................
"Northeast"..............................................................
"NYBB"...................................................................
"NYBD"...................................................................
"NYBL"...................................................................
"NYCRA"..................................................................
"O&Co."..................................................................
"O&Co. Engagement Letter"................................................
"opt in".................................................................
"opt out"................................................................

"OTS"....................................................................
"person".................................................................
"portfolio assets".......................................................
"prompt correction action"...............................................
"prudent person".........................................................
"purchase"...............................................................
"QTL"....................................................................
"QTL Test"...............................................................
"qualified thrift investments"...........................................
"Registration Statement".................................................
"Richmond County"........................................................
"Richmond County Common Stock"...........................................
"Richmond County Market Value"...........................................
"Richmond County Preferred Stock"........................................
"Richmond County Savings"................................................
"Richmond County Savings ESOP"...........................................
"Richmond County Savings 401(k) Plan"....................................
"risk-based capital ratio"...............................................
"SAIF"...................................................................
"SEC"....................................................................
"Securities Act".........................................................
"Service"................................................................
"SFAS"...................................................................
"significantly undercapitalized".........................................
"Superintendent".........................................................
"Superior Proposal"......................................................
"Tier I".................................................................
"Tier II"................................................................
"Triggering Event".......................................................
"undercapitalized".......................................................
"Valuation Date".........................................................
"Valuation Plan".........................................................
"Voting power"...........................................................
"well capitalized".......................................................

                                  THE COMPANIES

RICHMOND COUNTY

     Richmond County is a savings and loan holding company organized under the laws of the State of Delaware in 1997. Richmond County's wholly owned subsidiary, Richmond County Savings Bank ("Richmond County Savings") operates 14 banking offices in the New York City Borough of Staten Island, one banking office in the New York City Borough of Brooklyn, and one multi-family loan processing center in Jericho, Long Island. Richmond County Savings is a New York State-chartered savings bank which has operated since 1886. Richmond County Savings' deposits are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC").

     At September 30, 1998, Richmond County Savings had total assets of $1.7 billion, deposits of $953.5 million and stockholders' equity of $329.8 million.

     For more information about Richmond County, reference is made to the 1998 Richmond County Form 10-K and the Richmond County Form 10-Q for the period ended September 30, 1998 which is incorporated herein by reference. See "WHERE YOU CAN FIND MORE INFORMATION."

IRONBOUND

     Ironbound is a bank holding company organized under the laws of the State of New Jersey in 1997. Ironbound's wholly owned subsidiary, Ironbound Bank ("Ironbound Bank"), is a New Jersey State-chartered commercial bank that operates three commercial banking offices in the New Jersey Counties of Union and Essex. Ironbound Bank has operated since 1988. Ironbound Bank's deposits are insured by the FDIC through the BIF.

     At September 30, 1998, Ironbound had total assets of $115.2 million, deposits of $102.8 million, and stockholders' equity of $11.5 million.

     For more information about Ironbound, reference is made to the financial information relating to Ironbound, which is attached hereto as ANNEX D.

                      WHERE YOU CAN FIND MORE INFORMATION

     Richmond County files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any reports, statements or other information that the company files at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Richmond County's public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Website maintained by the SEC at "http://www.sec.gov."

     Richmond County has filed a Registration Statement to register with the SEC the shares of Richmond County Common Stock to be issued to Ironbound stockholders in the Ironbound Merger (the "Registration Statement"). This Proxy Statement/Prospectus is a part of the Registration Statement and constitutes a Prospectus of Richmond County, and a Proxy Statement of Ironbound for the Ironbound Meeting.

     The SEC allows Richmond County to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that Richmond County can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement/Prospectus, except for any information superseded by information contained directly in the Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents set forth below that Richmond County has previously filed with the SEC. The documents contain important information about its financial condition.

RICHMOND COUNTY SEC FILINGS (FILE NO. 0-23271)

Registration Statement on Form 8-A    Dated October 27, 1997
Quarterly Report on Form 10-Q         Three months ended March 31, 1998
Annual Report on Form 10-K            Year ended June 30, 1998
Quarterly Report on Form 10-Q         Three months ended September 30, 1998
Current Report on Form 8-K            Dated July 27, 1998
Current Report on Form 8-K            Dated October 16, 1998


     Richmond County incorporate by reference additional documents that it might file with the SEC between the date of this Proxy Statement/Prospectus and the date of the Ironbound their Meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Richmond County has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Richmond County.

     Ironbound has supplied all information contained or incorporated by reference in this Proxy Statement/ Prospectus relating to Ironbound.

     Documents incorporated by reference are available from Richmond County without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this Proxy Statement/Prospectus. Stockholders of Ironbound may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from Richmond County at the following address:

               Richmond County Financial Corp.
               1214 Castleton Avenue
               Staten Island, New York  10310
               Attention:  Thomas R. Cangemi, Secretary
               Telephone No. (718) 448-2800

     If you would like to request documents from Richmond County, please do so by _________________ to receive them before the Ironbound Meeting. If you request any incorporated documents from us we will mail them to you by first-class mail, or other equally prompt means, within one business day of our receipt of your request.

     You should rely only on the information contained or incorporated by reference in this Proxy Statement/Prospectus to vote your shares at the Ironbound Meeting. Richmond County and Ironbound have not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated ______________, 199_. You should not assume that the information contained in the Proxy Statement/Prospectus is accurate as of any date other than that date, and neither the mailing of this Proxy Statement/Prospectus to stockholders nor the issuance of Richmond County's securities in the merger shall create any implication to the contrary.

     We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this Proxy Statement/Prospectus or in any of the materials that we've incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                          FORWARD-LOOKING STATEMENTS

     This Proxy Statement/Prospectus, the documents attached hereto or any other written or oral statements made by, or on behalf of, Richmond County may include forward-looking statements with respect to the financial condition, results of operations and business of Richmond County, based on management's belief and information currently available to management. Such forward-looking statements are subject to risks, uncertainties and assumptions. Actual results may vary materially from those anticipated, estimated, projected or expected. Among, but not limited to, the factors that may cause variations from such forward-looking statements are:

     (1) fluctuations in the economy, especially in the market areas of Richmond County and its proposed acquisition entities;

     (2) changes in the interest rate environment;

     (3) Richmond County's ability to realize anticipated cost savings relating to pending acquisitions;

     (4) Richmond County's success in assimilating acquired operations in Richmond County's culture, including its ability to instill Richmond County's credit culture into acquired operations;

     (5) the continued growth of the markets in which Richmond County operates; and

     (6) the enactment of legislation impacting Richmond County.

     Readers are cautioned not to place undue reliance on any forward-looking statements made by, or on behalf of, Richmond County. Richmond County undertakes no obligation to update or revise any forward-looking statements. Additional information with respect to factors that may cause the results to differ materially from those contemplated by such forward-looking statements is included in Richmond County's current and subsequent filings with the SEC.

                    MARKET PRICES AND DIVIDEND INFORMATION

     Richmond County Common Stock is listed on the National Market System of the Nasdaq Stock Market (the "Nasdaq National Market") under the symbol "RCBK." There is no established trading market for Ironbound Common Stock.

     The following table sets forth, for the calendar periods indicated, the high and low prices per share for the Richmond County Common Stock as reported on the Nasdaq National Market, and the bid prices per share for Ironbound Common Stock, as traded over the counter or in private trades, and the quarterly cash dividends declared by each company for the periods indicated. Richmond County Common Stock began trading on the Nasdaq National Market on February 18, 1998.


                                      RICHMOND COUNTY                       IRONBOUND COMMON STOCK
                                       COMMON STOCK
                                      ---------------------------   -----------------------------
                                       HIGH    LOW    DIVIDENDS      HIGH     LOW      DIVIDENDS
                                      ------  ------  -----------   -------  -------  -----------
1997
   Quarter ended March 31.........     N/A     N/A        N/A        $12.75   $11.50     $0.05
   Quarter ended June 30..........     N/A     N/A        N/A         14.00    13.25      0.05
   Quarter ended September 30.....     N/A     N/A        N/A         14.75    14.00      0.05
   Quarter ended December 31......     N/A     N/A        N/A         14.75    14.50      0.05

1998
   Quarter ended March 31.........    $19.63  $15.68     $0.05       $14.75   $14.75     $0.05
   Quarter ended June 30..........     19.75   17.75      0.06        15.75    15.00      0.05
   Quarter ended September 30.....     18.69   11.88      0.07        19.00    15.75      0.05
   Quarter ended December 31
      (As of ________, 1998)......

     The following table sets forth the closing price per share of Richmond County Common Stock, and the equivalent per share price for Ironbound Common Stock giving effect to the Ironbound Merger on (i) July 16, 1998, the last business day preceding the public announcement of the proposed Ironbound Merger; and (ii) _________, 199_, the last practicable trading day prior to the mailing of this Proxy Statement/Prospectus. The equivalent per share price of Ironbound Common Stock was computed by multiplying the price of Richmond County Common Stock by the 1.45 Ironbound Exchange Ratio:

                                                             EQUIVALENT
                                                              PRICE PER
                          RICHMOND COUNTY    IRONBOUND        SHARE OF
                           COMMOM STOCK     COMMON STOCK   IRONBOUND STOCK
                          ---------------  -------------   ---------------
July 16, 1998..........        $18.313        $19.00           $26.55
________ __, 1998......        $______        $_____           $_____


     There is no established trading market for Ironbound Common Stock. Trading in Ironbound Common Stock is limited and sporadic. The absence of an established market may affect the prices at which Ironbound's shares are traded. Subject to the foregoing, the last trade of Ironbound Common Stock prior to the announcement of the proposed Ironbound Merger Agreement and known to Ironbound's management occurred on July 15, 1998, at a price of $19.00 per share.

     You should obtain current market quotations for Richmond County Common Stock as the market price of Richmond County Common Stock will fluctuate between the date of this Proxy Statement/Prospectus and the date on which the Ironbound Merger is consummated, and thereafter. Because the number of shares of Richmond County Common Stock to be received by Ironbound stockholders in the Ironbound Merger is fixed (subject to certain adjustments) and because the market price of Richmond County Common Stock fluctuates, the value of the shares of Richmond County Common Stock that holders of Ironbound Common Stock would receive in the Ironbound Merger may increase or decrease prior to and after the Ironbound Merger. No assurance can be given concerning the market price of Richmond County Common Stock before or after the Ironbound Effective Time (the time specified in the Certificate of Merger filed with the Delaware Secretary of State (the "Ironbound Effective Time")). See "THE IRONBOUND MERGER -- Exchange of Ironbound Shares" and "-- Waiver and Amendment; Termination."

                       MEETING OF IRONBOUND STOCKHOLDERS

DATE, TIME AND PLACE; PURPOSE OF MEETING

     This Proxy Statement/Prospectus is being furnished to stockholders of Ironbound in connection with the solicitation of proxies by the Ironbound Board for use at the Ironbound Meeting to be held at _____________________, ________________, ________, New Jersey on ___________ __, 199_, at _:__ a.m.,
local time. At the Ironbound Meeting, holders of Ironbound Common Stock will be asked to consider and vote upon (i) a proposal to approve and adopt the Ironbound Merger Agreement, which is included as ANNEX A to this Proxy Statement/Prospectus, and the consummation of the transactions contemplated thereby, which are more fully described herein; and (ii) act upon such other matters as may properly be brought before the Ironbound Meeting.

     THE IRONBOUND BOARD HAS UNANIMOUSLY APPROVED THE IRONBOUND MERGER AGREEMENT AND HAS DETERMINED THAT THE TERMS OF THE IRONBOUND MERGER AND THE IRONBOUND MERGER AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, IRONBOUND AND ITS STOCKHOLDERS. THE IRONBOUND BOARD THEREFORE UNANIMOUSLY RECOMMENDS THAT IRONBOUND'S STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE IRONBOUND MERGER AGREEMENT.

     See "THE IRONBOUND MERGER -- Background of the Ironbound Merger" and "SUMMARY-- Our Recommendation to the Ironbound Stockholders" and " -- Reasons for the Ironbound Merger."

RECORD DATE

     The Ironbound Board has fixed the close of business on _________, 199_ as the Ironbound Record Date for the determination of the holders of Ironbound Common Stock entitled to receive notice of and to vote at the Ironbound Meeting (the "Ironbound Record Date"). Only holders of record of Ironbound Common Stock at the close of business on the Ironbound Record Date are entitled to receive notice of and to vote at the Ironbound Meeting. At the close of business on the Ironbound Record Date, there were _________ shares of Ironbound Common Stock outstanding and entitled to be voted at the Ironbound Meeting, which were held by approximately _____ holders of record. The presence, in person or by proxy, of the holders of at least a majority of the total number of outstanding shares of Ironbound Common Stock entitled to vote at the Ironbound Meeting is necessary to constitute a quorum.

PROXIES; VOTING AND REVOCATION OF PROXIES

     Each holder of record of shares of Ironbound Common Stock on the Ironbound Record Date is entitled to cast one vote per share of Ironbound Common Stock on the proposal to approve and adopt the Ironbound Merger and on any other matter properly submitted for the vote of Ironbound stockholders at the Ironbound Meeting.

     Ironbound intends to count shares of Ironbound Common Stock present in person at the Ironbound Meeting but not voted, and shares of Ironbound Common Stock for which it has received proxies but with respect to which holders of shares have abstained on any matter, as present at the Ironbound Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. Because the approval and adoption of the Ironbound Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Ironbound Common Stock entitled to vote thereon, each non-voting share and abstention will have the effect of a vote AGAINST the approval and adoption of the Ironbound Merger. In addition, brokers who hold shares in street name for customers who are beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers on the approval and adoption of the Ironbound Merger without specific instructions from such customers. Given that the approval and adoption of the Ironbound Merger requires a majority vote, the failure to provide specific instructions to a broker with respect to shares (a "broker non-vote") will be counted AGAINST the Ironbound Merger Agreement.

     All shares of Ironbound Common Stock which are entitled to be voted and are represented at the Ironbound Meeting by properly executed proxies received by Ironbound in time to be voted at the Ironbound Meeting, and which are not revoked, will be voted in accordance with the instructions indicated on such proxies. If no instructions are given, such proxies will be voted:

     (1) FOR approval and adoption of the Ironbound Merger and

     (2) otherwise in the discretion of the proxy holders as to any other matter which may come before the Ironbound Meeting, including, among other things, a motion to adjourn or postpone the Ironbound Meeting to another time and/or place, for the purpose of soliciting additional proxies or otherwise. However, no proxy which is voted against a proposal will be voted in favor of any adjournment or postponement for the purpose of soliciting additional votes in favor of that proposal.

     If any other matters are properly presented for consideration at the Ironbound Meeting, the persons named in the form of proxy enclosed herewith and acting thereunder will have discretionary authority to vote on such matters in accordance with the best judgment of the Ironbound Board. However, such discretionary authority will only be exercised to the extent allowable under applicable federal and state securities and corporation laws. Ironbound does not have any knowledge of any matters to be presented at the Ironbound Meeting other than the matters set forth above.

     The presence of a stockholder at the Ironbound Meeting will not automatically revoke such stockholder's proxy. However, a stockholder may revoke a proxy at any time prior to its exercise by:

     (1) filing a written notice of revocation with the Corporate Secretary of Ironbound prior to the Ironbound Meeting;

     (2) delivering to the Corporate Secretary of Ironbound prior to the Ironbound Meeting a duly executed proxy bearing a later date; or

     (3) attending the Ironbound Meeting, filing a written notice of revocation with the secretary of the meeting and voting in person.

     Any written notice of revocation or subsequently executed proxy should be sent so as to be delivered to Ironbound Bankcorp, NJ, 36 Pacific Street at New York Avenue, Newark, New Jersey 07105, Attention: Corporate Secretary, or hand delivered to Ironbound's Corporate Secretary at such address on or before the day of the Ironbound Meeting or to the Inspector of Elections of the Ironbound Meeting before the taking of the vote at the Ironbound Meeting. IF YOU ARE A
                                                                 ------------
STOCKHOLDER WHOSE SHARES ARE NOT REGISTERED IN YOUR OWN NAME, YOU WILL NEED
---------------------------------------------------------------------------
ADDITIONAL DOCUMENTATION FROM YOUR RECORD HOLDER IN ORDER TO BE ADMITTED TO AND
-------------------------------------------------------------------------------
TO VOTE AT THE IRONBOUND MEETING.  Examples of such documentation include a
--------------------------------
broker's statement, letter or other document confirming your ownership of shares of Ironbound Common Stock.

     Ironbound will bear the cost of soliciting proxies from the holders of Ironbound Common Stock. Proxies may be solicited personally, by telephone, facsimile or other means, by directors, officers and employees of Ironbound or its subsidiaries, without additional compensation. Such directors, officers and employees may, however, be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Ironbound will also request persons, firms and corporations holding shares of Ironbound Common Stock in their names or in the name of their nominees, which are beneficially owned by others, to forward proxy materials to and obtain proxies from such beneficial owners, and will reimburse such record holders for their reasonable expenses incurred in doing so.

     HOLDERS OF IRONBOUND COMMON STOCK ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY TO IRONBOUND IN THE ENCLOSED POSTAGE-PAID PRE-ADDRESSED ENVELOPE.

VOTE REQUIRED; PRINCIPAL STOCKHOLDERS

     The approval and adoption of the Ironbound Merger Agreement will require the affirmative vote of the holders of at least a majority of the outstanding shares of Ironbound Common Stock entitled to vote at the Ironbound Meeting. Accordingly, failure to return a properly executed proxy card or to vote in person, or abstaining from voting, will have the same effect as a vote AGAINST the Ironbound Merger Agreement. Shares underlying broker non-votes will not be counted as having been voted in person or by proxy at the Ironbound Meeting and will have the same effect as a vote AGAINST the Ironbound Merger Agreement. Such stockholder approval is a condition to the consummation of the Ironbound Merger.

     As of September 30, 1998, directors and executive officers of Ironbound and their affiliates beneficially owned and were entitled to vote 421,055 shares of Ironbound Common Stock, or 41.18% of the outstanding Ironbound Common Stock which may be voted at the Ironbound Meeting (exclusive of shares of Ironbound Common Stock which may be acquired upon the exercise of options under the

Ironbound 1994 Stock Option Plan, the Ironbound Bankcorp, NJ 1998 Stock Option Plan for Employees/Active Officers of the Company's Wholly owned Subsidiary, Ironbound Bank and the Ironbound Bankcorp, NJ 1998 Stock Option Plan for Non-Employee Directors (collectively, the "Ironbound Option Plans")). Such persons have agreed to vote or direct the vote of all such shares of Ironbound Common Stock that they are entitled to vote at the Ironbound Meeting "FOR" approval and adoption of the Ironbound Merger Agreement. As of September 30, 1998, Richmond County may be deemed to be the beneficial owner of 198,434 shares of Ironbound Common Stock issuable pursuant to the Ironbound Merger Stock Option Agreement (the "Ironbound Merger Stock Option Agreement") attached hereto as ANNEX B. Pursuant to the Ironbound Merger Stock Option Agreement, Richmond County has the right to exercise an option to purchase the aforesaid 198,434 shares upon the occurrence of certain events (all of which are described in the Ironbound Merger Stock Option Agreement), none of which has occurred as of the date hereof. Richmond County has expressly disclaimed beneficial ownership of such 198,434 shares. See "CERTAIN RELATED TRANSACTIONS -- Ironbound Merger Stock Option Agreement."

                BENEFICIAL OWNERSHIP OF IRONBOUND COMMON STOCK

PRINCIPAL SECURITY OWNERSHIP

     The following table sets forth information with respect to the shares of Ironbound Common Stock beneficially owned by each director and executive officer of Ironbound, and by all directors and executive officers of Ironbound as a
group as of September 30, 1998.    For the purposes of the following table, in
accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a person is deemed to "beneficially own" any shares of Ironbound Common Stock (1) over which such person has, directly or indirectly, sole or shared voting or investment power, or (2) of which such person has the right to acquire beneficial ownership, including the right to acquire beneficial ownership by the exercise of stock options, within 60 days after September 30, 1998. As used herein, "voting power" includes the power to vote, or direct the voting, of such shares, and "investment power" includes the power to dispose, or direct the disposition, of such shares. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of Ironbound Common Stock indicated.

                                                              AMOUNT AND
                                                              NATURE OF         PERCENT OF
 TITLE OF CLASS                                               BENEFICIAL       COMMON STOCK
  OF SECURITY     NAME AND ADDRESS OF BENEFICIAL OWNER        OWNERSHIP         OUTSTANDING
---------------   ------------------------------------    ------------------   -------------
Common Stock      Edward Cruz                                91,450/(1)(2)/            9.17%
                  Cruz Plaza
                  Holmdel, NJ  07733

Common Stock      Evaristo Cruz                              93,121/(1)(3)/            9.34%
                  Cruz Plaza
                  Holmdel, NJ  07733

Common Stock      Lino A. DeAlmeida, Jr.                     27,500                    2.76%
                  29 State Highway 34, Suite 203
                  Coltsneck, NJ  07722

Common Stock      S. Thomas Gagliano                         13,889/(8)/               1.39%
                  78 Apple Street
                  Tinton Falls, NJ  07724

Common Stock      Michael J. Gagliardi                       34,500/(7)/               3.39%
                  36 Pacific Street
                  Newark, NJ  07105

Common Stock      Jose Lopez, Jr.                            36,462/(4)/               3.66%
                  844 McCarter Highway
                  Newark, NJ  07102

Common Stock      Thomas Lupo                                34,000/(5)(7)/            3.34%
                  36 Pacific Street
                  Newark, NJ  07105

Common Stock      Anthony J. Marques                         62,931/(6)/               6.31%
                  Route 611 and Ferry Road
                  Danboro, PA  18916

Common Stock      Licinio Neves                              27,202                    2.73%
                  103 Main Street
                  Woodbridge, NJ  07095

                  All directors and executive officers      421,055                    42.1%
                  as a group (9 persons)

                                                                 (footnotes on following page)

--------------------
(1) E.E. Cruz & Company, Inc. is the registered owner of 53,092 shares of Ironbound Common Stock. Mr. Edward Cruz and Mr. Evaristo Cruz have agreed to divide these shares equally (26,546 shares each) which is reflected in the above schedule.

(2) Excludes 4,231 shares held by Mr. Edward Cruz' children of which Mr. Cruz disclaims beneficial ownership and includes 1,358 shares held by Mr. Cruz' wife of which he disclaims beneficial ownership.

(3) Excludes 1,156 shares held by Mr. Evaristo Cruz' children of which Mr. Cruz disclaims beneficial ownership.

(4) Includes 1,734 shares held by Mr. Lopez' children and excludes 2,000 shares held in trust for Mr. Lopez' children with a third party as trustee.

(5) Includes 1,400 shares held by Pende Investors, an investment partnership in which Mr. Lupo has a 20% partnership interest and for which he votes all shares held, 1,000 shares held in trust for Mr. Lupo's son and 2,000 shares held in Mr. Lupo's Individual Retirement Account.

(6) Includes 57,881 shares held by Mr. Marques' father over which Mr. Marques has voting power.

(7) Includes 19,500 shares for Mr. Gagliardi and 19,500 shares for Mr. Lupo which are exercisable under Ironbound Bank's stock option plan.

(8) Includes 5,787 shares held by Mr. Gagliano's former wife over which Mr. Gagliano has voting power.

(9) Includes 39,000 stock option shares which are exercisable (19,500 shares each) by Mr. Gagliardi and Mr. Lupo.

                             THE IRONBOUND MERGER

     The following information concerning the Ironbound Merger relates to matters contained in the Ironbound Merger Agreement. It describes the material aspects of the Ironbound Merger but does not purport to be a complete description and is qualified in its entirety by reference to the Ironbound Merger Agreement which is incorporated herein by reference and attached hereto as ANNEX A. Ironbound stockholders are urged to read carefully the Ironbound Merger Agreement.

GENERAL

     Pursuant to the terms of the Ironbound Merger Agreement, subject to the satisfaction or waiver (where permissible) of certain conditions, including the receipt of all necessary regulatory approvals and the approval by the requisite vote of the stockholders of Ironbound, Ironbound will be merged with and into Richmond County and Ironbound's stockholders will become stockholders of Richmond County. Richmond County will be the surviving corporation in the Ironbound Merger, and will continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Ironbound Merger, the separate corporate existence of Ironbound will terminate.

     Immediately after the consummation of the Ironbound Merger, Ironbound Bank will merge into Richmond County Savings, with the surviving bank being Richmond County Savings (the "Ironbound Bank Merger"). It is the intent of Richmond County Savings, subject to applicable statutes, regulations or regulatory conditions, to operate the offices of Ironbound Bank as a separate operational division of Richmond County Savings. See "CERTAIN RELATED TRANSACTIONS -- Ironbound Bank Merger Agreement."

BACKGROUND OF THE IRONBOUND MERGER

     The first contacts between Ironbound and Richmond County occurred in April, 1998 at the executive management level. Messrs. Manzulli (Chairman of the Board and Chief Executive Officer of Richmond County) and Gagliardi (President and Chief Executive Officer of Ironbound) were known to each other as executive officers of financial institutions in the New York metropolitan area and through their involvement in various industry trade organizations. On April 7th, Messrs. Gagliardi and Lupo (Executive Vice President of Ironbound) had a luncheon meeting with Mr. Manzulli in response to a telephone call from Mr. Manzulli. At this meeting, only a general discussion regarding, among other things, their respective banking companies, industry trends and business strategies took place. Following this meeting and as a result of subsequent telephone conversations between Mr. Manzulli and Mr. Gagliardi, a meeting was held on April 29th among Messrs. Manzulli and Burke (President of Richmond County) and Messrs. Gagliardi, Lupo and Edward Cruz (Chairman of the Board of Ironbound) for the purpose of discussing a possible affiliation between Ironbound and Richmond County.

     The April meetings and discussions were reported to the Executive Committee and the Ironbound Board at the regularly scheduled meetings held in May. The Ironbound Board authorized management and the Chairman to continue discussions with Richmond County. In June, confidentiality agreements were entered into between the companies, and thereafter, the companies began exchanging financial and other information regarding each other. On June 16th, a meeting between Messrs. Gagliardi, Lupo and Cruz of Ironbound and Messrs. Manzulli and Burke was held at Richmond County's offices, at which a preliminary term sheet for a possible merger of Ironbound into Richmond County was reviewed. The term sheet provided for an exchange of 1.38 shares of Richmond County Common Stock for each share of Ironbound Common Stock, and outlined a provision whereby Ironbound could terminate the agreement if the price of Richmond County Common Stock declined to a certain level and declined by more than a selected peer group of stocks. Messrs. Manzulli and Burke were invited to, and did, attend the regularly scheduled meeting of the Ironbound Board on June 17th for the purpose of presenting their proposal and responding to questions from the Ironbund Board. After the presentation from Richmond County, the Ironbound Board scheduled a special meeting for June 23rd to review the Richmond County proposal further, and the Ironbound Board authorized the firm of Ostrowski & Company, Inc. ("O&Co") to attend the special board meeting as financial advisor to Ironbound.

     At the June 23rd special meeting of the Ironbound Board, O&Co reviewed the financial terms of the Richmond County proposal with the Ironbound Board and responded to various questions. A merger committee of the Ironbound Board was appointed to continue negotiations with Richmond County in consultation with O&Co, and the committee was authorized to retain special counsel for Ironbound in connection with a possible merger transaction with Richmond County. At a July 2nd special meeting, the Ironbound Board met with its financial advisor and legal counsel and reviewed the terms of a draft merger agreement that had been provided by counsel to Richmond County, including the proposed exchange ratio, stock option agreement and related documents. O&Co presented a financial and valuation analysis of the proposal, and indicated that negotiations had resulted in a likely exchange ratio of 1.45 shares of Richmond County Common Stock for each share of Ironbound Common Stock. A special meeting was again held on July 8th, at which time counsel reviewed changes that had been made to the merger agreement and O&Co further reviewed the financial aspects of the transaction. A special meeting of the Ironbound Board was scheduled for July 15th to receive the report of the due diligence review conducted by Ironbound's legal and financial advisors, review a final copy of the merger agreement and if acceptable, to approve the transaction. On July 15th the legal and financial advisors reported favorably as to their due diligence review of Richmond County and reviewed with the Ironbound Board the terms and conditions of the proposed merger and related merger agreement, including the Merger Stock Option Agreement. It was noted that the definitive agreement was revised, at Ironbound's request, to delete any reference to an index in connection with the Richmond County Common Stock price at which Ironbound may terminate the agreement. O&Co summarized its financial and valuation analyses of the proposed merger and provided its opinion that the terms of the Ironbound Merger Agreement are fair from a financial point of view to the Ironbound stockholders. After conclusion of the review and discussion, a vote was taken and the Ironbound Board unanimously approved the Ironbound Merger Agreement and authorized the Chairman or the President to execute the Ironbound Merger Agreement and related documents on behalf of Ironbound.

RECOMMENDATION OF THE IRONBOUND BOARD; IRONBOUND'S REASONS FOR THE MERGER

     Ironbound's Board has determined that the Ironbound Merger and the Ironbound Merger Agreement are fair to, and in the best interests of, Ironbound and its stockholders. In reaching this determination, the Ironbound Board consulted with its financial advisor with respect to the financial aspects and fairness of the transaction. In arriving at its determination, the Ironbound Board also considered a number of factors including, but not limited to, the following:

     (1) Information concerning the businesses, earnings, operations, financial condition and prospects of Ironbound and Richmond County, both individually and as combined;

     (2) The financial advice rendered by O&Co, as financial advisor to Ironbound, that the terms of the Ironbound Merger Agreement are fair, from a financial standpoint, to the Ironbound stockholders. (See
         "-- Opinion of Ironbound's Financial Advisor");

     (3) The terms of the Ironbound Merger Agreement, the Ironbound Merger Stock Option Agreement and the other documents executed in connection with the Ironbound Merger;

     (4) The tax-free nature of the transaction to Ironbound's stockholders for Federal income tax purposes;

     (5) The historical trading prices for Ironbound Common Stock and Richmond County Common Stock and published analysts' reports concerning the value of Richmond County Common Stock;

     (6) The anticipated cost savings and efficiencies available to the combined entity as a result of the Ironbound Merger;

     (7) The current and prospective economic, competitive and regulatory environment facing each institution and other financial institutions;

     (8) The results of the due diligence investigations of Richmond County, including an assessment of credit policies, asset quality, interest rate risk, litigation and adequacy of loan loss reserves;

     (9) Ironbound's strategic alternatives to the Ironbound Merger, including the continued operation of Ironbound Bank as an independent community bank; and

     (10) The terms of the Ironbound Merger Agreement, including the provision which allows Ironbound to terminate the Ironbound Merger Agreement if the Richmond County Market Value is less than $14.00.

     The Ironbound Board also took into account that the Ironbound stockholders would have the opportunity to participate in the future growth of Richmond County by obtaining Richmond County Common Stock in the Ironbound Merger and to receive dividends. The Ironbound Board determined that, based on many factors, the Ironbound Merger will result in a stronger and more effective competitor in the rapidly changing marketplace for banking services and will allow the combined entity to take advantage of opportunities that might not be available to Ironbound on its own. In reaching their determination to approve and recommend the Ironbound Merger, the Ironbound Board did not assign any specific or relative values to any of the foregoing factors, and individual directors may have given differing value to different factors.

OPINION OF IRONBOUND'S FINANCIAL ADVISOR

     O&Co was retained by Ironbound as its financial advisor to provide, among other services, advice and assistance relating to the evaluation and execution of mergers and acquisitions pursuant to an engagement letter dated June 19, 1998 ("O&Co Engagement Letter"). Ironbound selected O&Co on the basis of its in-depth knowledge of the bank and thrift industry; the qualifications, experience and reputation of its personnel in the banking and investment communities; as well as its experience in the valuation of bank and thrift institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

     As part of the advisory services described above, the Ironbound Board requested O&Co's opinion as to the fairness, from a financial point of view, of the terms of the Ironbound Merger Agreement to the holders of Ironbound Common Stock. Pursuant to the terms of the Ironbound Merger Agreement, Ironbound will be acquired by Richmond County through the merger of Ironbound with and into Richmond County. The Ironbound Merger Agreement provides that each outstanding share of Ironbound Common Stock shall become and be converted into the right to receive 1.45 shares of Richmond County Common Stock provided, however, that, notwithstanding any other provision of the Ironbound Merger Agreement, no fraction of a share of Richmond County Common Stock and no certificates or scrip therefor will be issued in the Ironbound Merger; instead Richmond County will pay each holder of Ironbound Common Stock who would otherwise be entitled to a fraction of a share of Richmond County Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by Richmond County's Market Value as defined on page ____. The Ironbound Exchange Ratio is subject to adjustment if Richmond County's Market Value is less than $15.945 but greater than or equal to $14.00. Such adjustment is equal to the number of shares of Richmond County Common Stock obtained by dividing (1) $23.12 per share by (2) the Richmond County Market

Value. In the event that the Richmond County Market Value is less than $14.00, Ironbound may elect to terminate the Ironbound Merger Agreement. On July 15, 1998, O&Co delivered its opinion to the Ironbound Board that, as of such date, the terms of the Ironbound Merger Agreement are fair from a financial point of view, to the Ironbound stockholders.

     THE FULL TEXT OF O&CO'S FAIRNESS OPINION IS ATTACHED AS ANNEX C TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE FAIRNESS OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX C. HOLDERS OF IRONBOUND COMMON STOCK ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS OF THE REVIEW UNDERTAKEN BY O&CO IN CONNECTION THEREWITH. O&CO'S OPINION IS DIRECTED SOLELY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE TERMS OF THE IRONBOUND MERGER AGREEMENT AND DOES NOT CONSTITUTE ANY RECOMMENDATION TO THE IRONBOUND BOARD OR TO THE HOLDERS OF IRONBOUND COMMON STOCK WITH RESPECT TO ANY VOTE AT THE MEETING.

     In connection with providing this opinion, O&Co examined and relied upon, among other things: the draft Ironbound Merger Agreement dated July 15, 1998 as well as additional required terms to be incorporated into the Ironbound Merger Agreement; annual reports to stockholders, proxy statements and related audited financial statements for Ironbound for each of the three fiscal years ended December 31, 1995, 1996 and 1997; certain unaudited interim financial reports for Ironbound for the quarters ended March 31, 1998 and June 30, 1998; certain other financial information for Ironbound, including pro forma financial statements and management's estimates relating to, among other things, earnings, asset quality, loan delinquencies and capital; audited financial statements for Richmond County Savings for each of the two fiscal years ended June 30, 1996 and 1997; the Richmond County prospectus dated December 16, 1997, certain unaudited interim financial reports for Richmond County for the quarters ended September 30, 1997, December 31, 1997, March 31, 1998 and June 30, 1998; certain other financial information for Richmond County, including pro forma financial statements and management's estimates relating to, among other things, earnings, asset quality, loan delinquencies and capital. O&Co conducted discussions with executive management of Ironbound and Richmond County concerning historical financial performance and condition, market area economic conditions, future business prospects and financial forecasts. O&Co also reviewed comparable financial, operating and market data for the banking industry and selected peer groups, compared the terms of the Ironbound Merger Agreement with other bank and thrift merger and acquisition transactions; and have considered such additional financial and other information deemed relevant.

     In preparing its opinion, O&Co relied upon the accuracy, completeness and fair presentation of all information supplied or otherwise made available to them by, or on behalf of, Ironbound and Richmond County. O&Co has not independently verified such information or undertaken an independent evaluation or appraisal of the assets or liabilities of Ironbound or Richmond County, nor was O&Co furnished any such evaluations or appraisals. With respect to forecasts of expected future financial performance, O&Co has been advised that they reflect the best currently available estimates and judgement of the executive management of Ironbound and Richmond County. O&Co's opinion is necessarily based upon the information available to them and the market, economic and other conditions, as they exist and can be evaluated, as of the date of the opinion.

     In connection with providing its fairness opinion to the Ironbound Board, O&Co performed a variety of financial analyses. The following is a summary of the material terms of such analyses but does not purport to be a complete description of O&Co's analyses or presentations to the Ironbound Board. The preparation of a fairness opinion is a complex process involving subjective judgments and does not necessarily lend itself to partial analyses or summary description. O&Co believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying O&Co's opinion.

     In performing its analyses, O&Co made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which may be more or less favorable than actual results. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. No company or transaction utilized in O&Co's analyses was identical to Ironbound or Richmond County or to the terms of the Ironbound Merger Agreement. Because such estimates are inherently subject to uncertainty, O&Co assumes no responsibility for their accuracy.

     STOCK TRADING HISTORY. O&Co examined the quarterly trading pricing trends for community banks and thrifts headquartered in Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont (collectively, the "Northeast"), from the first quarter 1997 through the second quarter 1998. During that time period, the average quarterly price/earnings ratio for the Northeast community bank stock was between
14.6 times and 20.7 times last 12 months earnings ("LTM earnings"), with a low of 14.6 times LTM earnings for the first quarter of 1997 and a high of
21.4 times LTM earnings for the first quarter of 1998. The quarterly average price/earnings ratio for the Northeast community thrift stocks traded between
16.8 times and 19.2 times LTM earnings over the same time period. The lowest quarterly average multiple for thrift stocks was 16.8 times LTM earnings for the first quarter of 1997 and the highest was 21.7 times LTM earnings for the third quarter of 1997.

     The quarterly average of the Northeast community bank stock prices measured against book value for the same time period generally traded between 178 percent and 249 percent of book value, with a low of 178 percent for the first quarter 1997 and a high of 264 percent for the first quarter of 1998. The quarterly average for the Northeast community thrift stocks over the same time period traded between 134 percent and 181 percent of book value. The lowest value was 134 percent for the first quarter of 1997; and the highest value was 195 percent for the first quarter of 1998.

     Richmond County completed its conversion from a New York State-chartered mutual bank to a New York State-chartered stock institution, with the concurrent formation of a holding company, on February 18, 1998. Consequently, comparable historical trading data comparisons for Richmond County were not made.

     Ironbound stock is relatively closely held, with the board of directors and executive management holding approximately 38% of the outstanding shares of Ironbound Common Stock. Ironbound Common Stock is not listed on any exchange and trades infrequently. Therefore, comparable trading market data for Ironbound does not exist.

     CONTRIBUTION ANALYSIS. O&Co prepared a contribution analysis showing the percentage contributed by Ironbound to the combined company on a pro forma basis of assets and deposits at June 30, 1998. This analysis showed that Ironbound stockholders would contribute 6.6% of pro forma consolidated assets, 9.6% of pro forma consolidated deposits and 3.2% of consolidated pro forma equity. Net income contributions were considered based upon six months ended June 30,1998 results annualized for Ironbound and year end results of Richmond County, adjusted only for the elimination of its $19.6 million contribution to the Foundation. Based on these results, Ironbound contributes 7.7% to consolidated pro forma earnings. Ironbound stockholders would receive approximately 5.27% of the pro forma ownership of the combined company assuming Richmond County's market price is at least $15.945.

     COMPARABLE COMPANY ANALYSIS. O&Co compared the financial condition and operating performance of Ironbound with a peer group of the Nasdaq National Market and exchange listed financial institutions headquartered in the Northeast with assets between $50 and $150 million. Ironbound reported a return on average assets of 1.15%, and return on average equity of 11.76%, based on six months ended June 30, 1998 results annualized, and an equity to assets ratio of 9.79% as of June 30, 1998. Based on trailing 12 months earnings per share as of March 31, 1998, the peer group averaged a return on average assets of 0.79%, an average return on average equity of 8.32% and an average equity to assets ratio of 10.04% as of March 31, 1998. Ironbound reported a somewhat higher return on assets, return on equity and a higher equity to asset ratio than its peer group. Trading comparisons were not made for Ironbound Common Stock due to its closely held nature.

     O&Co compared the financial condition and operating performance of Richmond County with a peer group of Nasdaq National Market and exchange-listed banks and thrifts headquartered in the Northeast with assets between $1.1 billion and $1.5 billion. Richmond County reported a return of average assets of 0.98% and a return on average equity of 4.74%, based on June 30, 1998 year end results, adjusted for the elimination of its $19.6 million contribution to the Foundation, and an equity to assets ratio of 20.59% as of June 30, 1998; the peer group had an average return on average assets of 1.04%, an average return on average equity of 12.40% and an average equity to assets ratio of 8.43%. Richmond County reported operating performance lower than the peer group, with a much higher equity to assets ratio.

     O&Co also compared the trading performance of Richmond County with this peer group. At July 14, 1998, Richmond County's Common Stock price was $18.38, or 28.7 times earnings for the 12 months ended June 30, 1998 and 148% of reported June 30, 1998 book value, compared to the peer group averages for these same measures of 19.1 times trailing 12 months earnings for the 12 months ended March 31, 1998, and 219% of reported March 31, 1998 book value. Richmond County's trading performance was above its peers on an earnings multiple basis but lower than its peers on a book value basis.

     ANALYSIS OF SELECTED MERGER TRANSACTIONS. O&Co reviewed certain financial data, as of the date of the announcement, for acquisitions of commercial banks and thrifts in the Northeast announced between January 1997 and June 1998. O&Co also reviewed acquisitions of commercial banks and thrifts in New Jersey between January 1997 and July 13, 1998. O&Co calculated the average multiple of price to target's earnings for trailing 12 months, the average percentage of price to book value and the average premium (price in excess of reported equity) as a percentage of deposits, on a quarterly basis beginning January 1, 1997 through June 30, 1998. A value of $26.64 per share of Ironbound Common Stock for the Richmond County proposal was utilized for the following comparisons based upon the July 14, 1998 closing price for Richmond County Common Stock of $18.38 and an Exchange Ratio of 1.45. The calculations for transactions announced in the second quarter of 1998 resulted in the following comparisons:

     (1) price as a multiple to earnings for the Northeast banks 22.9 times, the Northeast thrifts 27.5 times, and New Jersey transactions 36.1 times, compared with the value of the Richmond County's proposal of 20.9 times Ironbound's 1998 earnings estimate;

     (2) price as a percentage of book value for the Northeast banks 246%, the Northeast thrifts of 260%, and New Jersey transactions of 315%, compared with the value of the Richmond County proposal of 240% of Ironbound's stockholders' equity; and

     (3) premium as a percentage of deposits for the Northeast banks of 21.1%, the Northeast thrifts of 23.7%, and New Jersey transactions of 24.6%, compared with the value of the Richmond County's proposal of a premium of 15.5% of Ironbound's deposits.

     IMPACT ANALYSIS. O&Co analyzed the changes in the amount of earnings per share and book value represented by the issuance of 1.45 shares of Richmond County Common Stock for each share of Ironbound fully converted common stock, or $26.64 per share based on the July 14, 1998 closing price for Richmond County Common Stock of $18.38. The analyses considered, among other things, the impact on diluted earnings per share and book value per share of Ironbound. The analysis was based upon reported June 30, 1998 balance sheet data for Ironbound and Richmond County and the six months ended June 30, 1998 operating results annualized for Ironbound and the 12 months ended June 30, 1998 operating results for Richmond County, adjusted only for the elimination of its $19.6 million contribution to the Foundation.

     O&Co also analyzed certain per share values for fully converted Ironbound Common Stock on an independent basis as well as the equivalent values based on the 1.45 per share exchange ratio, as proposed in the Ironbound Merger, and the July 14, 1998 closing price for Richmond County Common Stock of $18.38. The respective estimated equivalent 1998 annual earnings per equivalent share of Ironbound Common Stock was $0.95 or 26% lower than Ironbound's estimated 1998 earnings per share; book value per equivalent share of Ironbound Common Stock as of June 30, 1998, was $17.65 and 63% higher than Ironbound's book value per share as of the same date; and the annual cash dividends for each equivalent share of Ironbound Common Stock was $0.29. Ironbound currently pays an annual cash dividend of $0.20 per share.

     DISCOUNTED CASH FLOW ANALYSIS. O&Co performed an analysis which estimated the future cash flows to Ironbound stockholders over a three year period under various circumstances, assuming Ironbound performed in accordance with the earnings forecasts of its management. To approximate the terminal value of Ironbound Common Stock at the end of the three-year period, O&Co applied price to earnings multiples ranging from 20.0 times to 26.0 times, which resulted in values that equated to percentages of book value ranging from 255% to 332% The terminal values were then discounted to present values using discount rates ranging from 10.0% to 17.5%, chosen to reflect assumptions regarding rates of return and risk premiums required by holders or prospective holders of Ironbound Common Stock. This analysis indicated a range of present values per share of $21.52 to $36.35.

     REMAINING INDEPENDENT SCENARIO. O&Co discussed with Ironbound's management and board of directors the various expenses associated with remaining as an independent company while achieving acceptable stockholder returns. In order to survive independently in a highly competitive market, Ironbound would have to broaden its product and service offerings to attract and retain customers. This strategy would require a near-term investment in Ironbound through the attraction and retention of additional qualified professionals and a substantial investment in technology. Moreover, the potential benefit of new products and services is long-term with no certainty as to the degree of success and Ironbound's operating performance could suffer in the short-term with adverse implications to stockholder value.

     Ironbound has agreed to pay O&Co up to $70,000 for advisory services in connection with the merger, including rendering a written opinion as to the fairness of the proposed transaction from a financial point of view, to holders of Ironbound Common Stock. Ironbound has made payments totaling $45,000 as of the mailing of the Proxy Statement/Prospectus. Pursuant to the O&Co Engagement Letter, Ironbound has also agreed to reimburse O&Co for its reasonable out-of-pocket expenses, including legal fees, incurred in connection with its engagement and to indemnify O&Co and its affiliates and their respective directors, officers, employees, agents and controlling persons against certain expenses and liabilities.

EXCHANGE OF IRONBOUND SHARES

     At the Ironbound Effective Time, each issued and outstanding share of Ironbound Common Stock, except for Excluded Shares, as defined on the next page, will be converted into and exchangeable for 1.45 shares of Richmond County Common Stock. If the Richmond County Market Value is less than $15.945 but equal to or greater than $14.00, the Ironbound Exchange Ratio will be increased so that the value of the consideration at the Valuation Date to be paid for each share of Ironbound Common Stock to be converted to Richmond County Common Stock (and cash in lieu of fractional shares) is $23.12. "Richmond County Market Value" shall be the average of the closing sales prices, as reported on the Nasdaq National Market, for the 15 consecutive trading days immediately preceding the day that is the Valuation Date. "Valuation Date" means the latest of:

     (1) the day of expiration of the last waiting period with respect to any of the required regulatory approvals,

     (2) the day on which the last of the required regulatory approvals is obtained; and

     (3) the day on which the last of the required stockholder approvals have been obtained as contemplated by the Ironbound Merger Agreement.

     Although Richmond County is required, in limited circumstances described above, to increase the Ironbound Exchange Ratio, under no circumstances may the Ironbound Exchange Ratio be decreased. The Ironbound Exchange Ratio was arrived at through arm's-length negotiations between Richmond County and Ironbound. The Ironbound Merger Agreement provides that, if Richmond County effects a stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares of Richmond County Common Stock, an appropriate adjustment to the Ironbound Exchange Ratio will be made.

     The market price of Richmond County Common Stock will fluctuate between the date of this document and the date on which the Ironbound Merger is consummated and thereafter. Because the number of shares of Richmond County Common Stock to be received by Ironbound's stockholders in the Ironbound Merger is fixed (subject to possible increase in the limited circumstances described above) and because the market price of the Richmond County Common Stock will fluctuate, the value of the shares of Richmond County Common Stock that Ironbound stockholders would receive in the merger may increase or decrease prior to and after the merger. For further information concerning the market prices of Richmond County Common Stock and Ironbound Common Stock, see "MARKET PRICES AND DIVIDEND INFORMATION." No assurance can be given concerning the market price of Richmond County Common Stock before or after the Ironbound Effective Time.

     No fractional shares of Richmond County Common Stock will be issued in connection with the Ironbound Merger. Instead, Richmond County will make a cash payment, rounded to the nearest cent, to each Ironbound stockholder who otherwise would be entitled to receive a fractional share equal to the product of (1) the fractional portion which an Ironbound stockholder would otherwise, receive and (2) the Richmond County Market Value.

     Upon consummation of the Ironbound Merger, Excluded Shares will be canceled, retired and no payment will be made with respect thereto. "Excluded Shares" includes (1) shares held directly or indirectly by Richmond County (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) and (2) shares held by Ironbound as treasury stock.

     In addition, at the Ironbound Effective Time, each outstanding and unexercised option to purchase shares of Ironbound Common Stock (other than the Ironbound Merger Stock Option defined on page ____), pursuant to the Ironbound Option Plans, shall be converted automatically into the right to receive such number of shares (rounded to the nearest whole share) of Richmond County Common Stock as is equal in value to the product of: the Ironbound Exchange Ratio and the market value of Richmond County Stock (determined on July 17, 1998), less the exercise price of the Ironbound Options, multiplied by the number of Ironbound options held . Richmond County, or at the option of Richmond County, Ironbound, will make such payment at the Ironbound Effective Time to each optionee provided that the optionee delivers to Richmond County his written acceptance, in a form acceptable to Richmond County, of such payment as full and complete consideration for the cancellation of each Ironbound option. Any grants of options to purchase Ironbound Common Stock made under the Ironbound Option Plan shall be null and void, following the payment for the Ironbound Stock Options as described above.

     No fractional shares of Richmond County Common Stock will be issued in the Ironbound Merger. Instead, the Ironbound Merger Agreement provides that each holder of shares of Ironbound Common Stock exchanged pursuant to the Ironbound Merger who would otherwise have been entitled to receive a fraction of a share of Richmond County Common Stock will receive, in lieu thereof, cash in an amount equal to such fractional part of a share of Richmond County Common Stock multiplied by the Richmond County Market Value. No such holder will be entitled to dividends, voting rights or any other rights as a stockholder in respect of any fractional share which such holder would otherwise have been entitled to receive.

PROCEDURES FOR EXCHANGE OF CERTIFICATES

     RICHMOND COUNTY. Shares of Richmond County Common Stock issued and outstanding immediately prior to the Ironbound Effective Time will remain issued and outstanding and be unaffected by the Ironbound Merger. Holders of such common stock will not be required to exchange the certificates representing such common stock or take any other action by reason of the consummation of the Ironbound Merger.

     IRONBOUND. Within five business days of the Ironbound Effective Time, a bank or trust company selected by Richmond County and reasonably satisfactory to Ironbound (the "Exchange Agent"), will mail to each former holder of record of Ironbound Common Stock a form of letter of transmittal. Included with this letter will be instructions on how to exchange Ironbound stock certificates for Richmond County stock certificates, and cash for fractional shares.

     HOLDERS OF IRONBOUND COMMON STOCK SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS FROM THE EXCHANGE AGENT, AND SHOULD NOT RETURN SUCH STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     After you mail in these materials to the Exchange Agent, certificates representing the number of shares of Richmond County Common Stock to which your are entitled and, where applicable, a check for the amount representing any fractional share determined in the manner described above, without interest, will be mailed back to you. The Ironbound certificates surrendered will be canceled.

     No dividend or other distribution declared after the Ironbound Effective Time with respect to Richmond County Common Stock will be paid to the holder of any unsurrendered Ironbound certificate until the holder surrenders such certificate. Only then will the holder be entitled to receive all previously withheld dividends and distributions, without interest.

     After the Ironbound Effective Time, there will be no transfers on the stock transfer books of Ironbound of shares of Ironbound Common Stock issued and outstanding immediately prior to the Ironbound Effective Time. If certificates representing shares of Ironbound Common Stock are presented for transfer after the Ironbound Effective Time, they will be canceled and exchanged for certificates representing shares of Richmond County Common Stock.

     Neither the Exchange Agent, Richmond County nor Ironbound, or any other person, will be liable to any former holder of Ironbound Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     If a certificate for Ironbound Common Stock has been lost, stolen or destroyed, the Exchange Agent will issue the consideration properly payable in accordance with the Ironbound Merger Agreement only upon receipt of appropriate evidence as to such loss, appropriate evidence as to the ownership of such certificate and appropriate and customary indemnification.

INTERESTS OF DIRECTORS AND OFFICERS IN THE IRONBOUND MERGER THAT MAY BE DIFFERENT FROM YOUR INTERESTS

     Some members of Ironbound's management and the Ironbound Board may be deemed to have interests in the Ironbound Merger that are in addition to, or different from the interests of stockholders. The Ironbound Board was aware of these interests and considered them, among other matters, in approving the Ironbound Merger Agreement and the transactions contemplated thereby.

     Ironbound is a party to change in control agreements with its two executive officers, Michael J. Gagliardi, the President and Chief Executive Officer, and Thomas Lupo, the Executive Vice President and Chief Lending Officer of Ironbound. Mr. Gagliardi is 58 years old and has been the President, Chief Executive Officer and a director of Ironbound since its inception in 1997, and President, Chief Executive Officer and a director of Ironbound Bank since 1994. Mr. Lupo is 47 years old. He has been the Executive Vice President and a director of Ironbound since its inception in 1997, and Executive Vice President and Chief Lending Officer of Ironbound Bank since 1994. The agreements provide a payment to each of these executive officers of one year's base salary upon a change in control of Ironbound. Mr. Gagliardi's and Mr. Lupo's annual base salaries for 1999 are $150,700 and $120,000, respectively. Richmond County has agreed to honor the existing change in control agreements with the executive officers, provided, however, that the payments under such agreements will be made by Ironbound immediately prior to the Ironbound Effective Time.

     In addition, Messrs. Gagliardi and Lupo are recipients of stock options under the Stock Option Plans. Under one of these the Stock Option Plans, each of the two executive officers was granted 24,804 options. With respect to this plan twenty thousand options have vested with respect to each officer. The remaining 4,804 options will vest in each officer on such officer's next succeeding anniversary of his date of employment, or January 17, 1999, for Mr. Gagliardi and February 14, 1999, for Mr. Lupo. In addition, on April 22, 1998, Mr. Gagliardi and Mr. Lupo received options to purchase 3,500 shares.

     In addition to the options referenced above, directors Edward Cruz and Evaristo Cruz each received 12,500 options, director Jose Lopez received
8,000 options, and directors Lino A. DeAlmeida, Jr., S. Thomas Gagliano, Anthony
J. Marques, and Licinio Neves each received 6,000 options to purchase Ironbound Common Stock. These awards are scheduled to vest in the recipients in equal installments over a three year period commencing one year from the date of grant, or one year from April 22, 1998.

     As a result of the Ironbound Merger, however, all outstanding options under the Ironbound stock option plans, whether vested or unvested, will be converted automatically into the right to receive Richmond County Common Stock equal in value to the product of the Ironbound Exchange Ratio and the market value of Richmond County Common Stock (determined as of July 17, 1998), less the exercise price of the Ironbound Options, multiplied by the number of Ironbound Options held.

     At the Ironbound Effective Time, Richmond County Savings will enter into employment agreements with Messrs. Gagliardi and Lupo, each of which will have a three year term that can be extended on each anniversary of the date of the agreement for an additional year. In accordance with the agreements, Mr. Gagliardi will be employed as an executive vice president of Richmond County Savings at an annual salary of $160,000. Mr. Lupo will be employed as a senior vice president of Richmond County Savings at an annual salary of $125,000. In addition to annual salary, they will be entitled to other benefits as are provided uniformly to full-time employees of Richmond County Savings and will be eligible to participate in or receive benefits under any employee benefit plans. These include cash incentive or bonus plans established for similarly situated employees, or supplemental retirement plans, stock or option plans, made available in the future to key employees of Richmond County Savings.

     No members of the Ironbound Board will be appointed to the Richmond County or Richmond County Savings boards. Richmond County will, however, appoint the current members of the Ironbound Board, willing to serve, to a three year term on a divisional board of directors. The divisional board will advise Richmond County with respect to deposit and lending activities in Ironbound's market area and will maintain and develop customer relationships. Each non-employee member of this divisional board (other than the chairman of such board) will receive an annual retainer of $5,000 and $750 fee for each board meeting attended. The chairman of the divisional board will receive an annual retainer of $10,000 and a $750 fee for each board meeting attended. Each member of the divisional board will be prohibited from competing directly with Richmond County for the duration of the term for which they were elected or appointed. Richmond County has also agreed to appoint Edward Cruz to the board of directors of the Foundation.

     Ironbound has, prior to entering into the Ironbound Merger Agreement, entered into an agreement to purchase its main office complex from Pacific Urban Renewal, Inc., a real estate company owned by two of Ironbound's board members, Edward and Evaristo Cruz, and a former board member, Anthony Marques, Sr. (whose son, Anthony Marques, Jr. serves on the Ironbound Board). The agreed upon purchase price for the building will be $1,850,000, supported by an appraisal. Richmond County had conditioned the closing of the Ironbound Merger on the sale of the main office complex to Ironbound, or an Ironbound subsidiary. This condition was satisfied in October, 1998.

     Richmond County has agreed to indemnify each present and former director and officer of Ironbound and its subsidiaries and each officer or employee of Ironbound and its subsidiaries that is serving or has served as a director or trustee of another entity at Ironbound's request or direction. This indemnification relates to any costs or expenses, judgments, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of matters existing or occurring at or prior to the Ironbound Effective Time (including the transactions contemplated by the Ironbound Merger Agreement). In this connection, Richmond County also agreed to advance any such costs to each of these persons as they are incurred, in each case to the fullest extent they would have been indemnified by Ironbound and its subsidiaries and as then permitted under applicable law. The indemnification with which Richmond County will furnish Ironbound's officers, directors and employees will last for three years after the Ironbound Effective Date (as defined on the next page).

MANAGEMENT AND OPERATIONS FOLLOWING THE IRONBOUND MERGER

     The Richmond County Board will not change as a result of the Ironbound Merger. However, the Ironbound Merger Agreement furnishes Ironbound's officers and directors with different rights from their rights as stockholders, relating to indemnification, the payout of cash payments under existing employment agreements, the acceleration of certain benefits and the vesting of certain benefits under certain employee benefit plans. Additionally, Richmond County will enter into employment agreements with Messrs. Gagliardi and Lupo as described above. In addition, Richmond County will appoint the current members of the Ironbound Board willing to serve, to a divisional board of directors as described above.

     Also, following the Ironbound Merger the parties intend, subject to regulatory approval, to merge Richmond County Savings and Ironbound Bank and consolidate their operations. The surviving bank will be named Richmond County Savings Bank. Richmond County Savings intends, subject to applicable statutes, regulations or regulatory conditions, to operate the former offices of Ironbound Bank as a separate operational division of Richmond County Savings.

EMPLOYEE MATTERS

     Each person who is employed by Ironbound or Ironbound Bank immediately prior to the Ironbound Effective Time and whose employment is not specifically terminated (an "Ironbound Continuing Employee") shall, at the Ironbound Effective Time, become an employee of Richmond County or Richmond County Savings, respectively. However:

     (1) No Ironbound Continuing Employees will be or act as officers of Richmond County or Richmond County Savings unless elected or appointed to such position in accordance with the bylaws of Richmond County or Richmond County Savings.

     (2) With the exception of Messrs. Michael J. Gagliardi and Thomas Lupo, all of Ironbound's Continuing Employees who remain following the effective date of the Ironbound Merger (the date the Certificate of Merger is filed with the Delaware Secretary of State relating to the Ironbound Merger) (the "Ironbound Effective Date"), will be at will employees of Richmond County or Richmond County Savings. No contractual right to employment will inure to such employees because of the Ironbound Merger Agreement.

     (3) As of the Ironbound Effective Time, each Ironbound Continuing Employee who is a participant in the Ironbound Bank Retirement Savings Plan (the "Ironbound Bank Retirement 401(k) Plan") shall become fully vested in his or her account balance in the Ironbound Bank Retirement 401(k) Plan and the Ironbound Bank Retirement 401(k) Plan will either be merged into the Richmond County Savings Bank 401(k) Savings Plan in RSI Retirement Trust (the "Richmond County

         Savings 401(k) Plan") following or, terminated immediately prior to, on, or after the Ironbound Effective Time. This determination will be made by Richmond County Savings. Effective as of the date of the merger of the Ironbound Bank Retirement Savings Plan into the Richmond County Savings 401(k) Plan, if applicable, or the termination of the Ironbound Bank Retirement Savings Plan (or the Ironbound Effective Time, if subsequent to such termination), if applicable, Ironbound Employees who are then participating in the Ironbound Bank Retirement Savings Plan shall become participants in the Richmond County Savings 401(k) Plan.

     (4) Richmond County will honor existing employment agreements, including the change in control provisions of such agreements between Ironbound and Ironbound Bank and certain employees and stock option plans, and other benefit plans (collectively, "Ironbound Employment Agreements" or "Ironbound Employee Plans"). Richmond County will also honor the payment of benefits by Ironbound as of the Ironbound Effective Time or earlier as agreed to by Richmond County and Ironbound under such agreements and plans in conformance with Ironbound's prior disclosure to Richmond County. To the extent previously disclosed to, and agreed to by, Richmond County, payments under the Ironbound Employment Agreements may be made by Ironbound immediately prior to the Ironbound Effective Time.

     (5) Except as otherwise provided in paragraphs (3) and (4) above, appropriate steps shall be taken to terminate all Ironbound Employee Plans as of the Ironbound Effective Time or as promptly as practical thereafter. Except as provided in paragraph (3), immediately following the Ironbound Effective Time, each Ironbound Continuing Employee will be eligible to participate in Richmond County employee plans, on the same basis as any newly-hired employee of Richmond County or Richmond County Savings. However, with respect to each Richmond County employee plan, other than the Richmond County Savings Bank Employee Stock Ownership Plan (the "Richmond County Savings ESOP"), for purposes of determining eligibility to participate, vesting, and entitlement to benefits, service with Ironbound or Ironbound Bank shall be treated as service with Richmond County or Richmond County Savings. Such service will not be recognized to the extent such recognition would result in a duplication of benefits. Such service will also apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitation with respect to any Richmond County or Richmond County Savings welfare benefit plan. For purposes of determining eligibility to participate, vesting, and entitlement to benefits (including accrual of benefits) under the Richmond County Savings ESOP, Ironbound Continuing Employees will be treated as newly-hired employees of Richmond County or Richmond

         County Savings as of the Ironbound Effective Date and credit for service will begin accruing as of that date.

CONDITIONS TO THE IRONBOUND MERGER

     The respective obligations of Richmond County and Ironbound to effect the Ironbound Merger are subject to the satisfaction of the following conditions at or prior to the Ironbound Effective Time:

     (1) the Ironbound Merger Agreement shall have been approved by the requisite vote of Ironbound's stockholders;

     (2) the requisite regulatory approvals, regulatory consents and waivers shall have been obtained and shall remain in full force and effect;

     (3) all statutory waiting periods shall have expired;

     (4) all other consents, waivers and approvals of any third parties which are necessary to permit the consummation of the Ironbound Merger and the other transactions contemplated thereby shall have been obtained or made except for those the failure to obtain would not have a Material Adverse Effect on Ironbound and its subsidiaries taken as a whole or on Richmond County and its subsidiaries taken as a whole;

     (5) none of the approvals or waivers referred to above shall contain any term or condition which would have a Material Adverse Effect (as defined on page __) on Ironbound and its subsidiaries taken as a whole or Richmond County and its subsidiaries taken as a whole;

     (6) neither Richmond County nor Ironbound shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Ironbound Merger, the Ironbound Bank Merger or any other transactions contemplated by the Ironbound Merger Agreement;

     (7) no statute, rule or regulation shall have been enacted by any governmental authority which prohibits, restricts or makes illegal consummation of the Ironbound Merger, the Ironbound Bank Merger or any other transactions contemplated by the Ironbound Merger Agreement;

     (8) the Registration Statement (as contemplated by the Ironbound Merger Agreement) shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Ironbound Registration Statement;

     (9) all required approvals by state securities or "blue sky" authorities with respect to the transactions contemplated by the Ironbound Merger Agreement shall have been obtained;

     (10) Richmond County shall have received a letter of agreement from each Ironbound affiliate agreeing to comply with Rule 145 of the Securities Act of 1933, as amended (the "Securities Act"); and to be present in person or by proxy and vote in favor of the Ironbound Merger at the Ironbound Meeting; and

     (11) Richmond County shall have caused the shares of Richmond County Common Stock to be issued by Richmond County in exchange for the shares of Ironbound Common Stock to be listed on the market on which Richmond County stock will be trading.

     The obligations of Richmond County to effect the Ironbound Merger are further subject to the satisfaction, or waiver by Richmond County, of the following conditions:

     (1) each of the obligations of Ironbound and Ironbound Bank, respectively, required to be performed by it at or prior to the Ironbound Effective Time shall have been duly performed and complied with in all material respects;

     (2) the representations and warranties of Ironbound and Ironbound Bank contained in the Ironbound Merger Agreement shall be true and correct (subject to prior disclosure of any necessary qualification to the Material Adverse Effect threshold defined on page __) as of July 17, 1998 and as of the Ironbound Effective Time. Richmond County shall have received a certificate to the foregoing effect signed by the chief executive officer and the chief financial or principal accounting officer of Ironbound;

     (3) all action required to be taken by Ironbound and Ironbound Bank to authorize the performance of the terms of the Ironbound Merger Agreement and the consummation by Ironbound and Ironbound Bank of the transactions contemplated thereby shall have been duly and validly taken by the board of directors and stockholders of Ironbound or Ironbound Bank. Richmond County shall have received certified copies of the resolutions evidencing such authorization;

     (4) Ironbound shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in the Ironbound Merger Agreement) whose consent or approval shall be required in order to permit the succession by the surviving corporation pursuant to the Ironbound Merger to any obligation, right or interest of Ironbound or its subsidiaries under any license, agreement, or instrument to which Ironbound or its subsidiaries is a party or is otherwise bound. This does not apply to consents and approvals for which failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Richmond County;

     (5) Richmond County shall have received certificates (such certificates to be dated as of a day as close as practicable to the closing date) from appropriate authorities as to the corporate existence and good standing of Ironbound and its subsidiaries;

     (6) Richmond County shall have received an opinion of Muldoon, Murphy & Faucette, counsel to Richmond County, dated as of the Ironbound Effective Date, that the Ironbound Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that accordingly:

         (a) no gain or loss will be recognized by Richmond County, Richmond County Savings, Ironbound or Ironbound Bank as a result of the Ironbound Merger;

         (b) except to the extent of any cash received in lieu of a fractional share interest in Richmond County Common Stock, no gain or loss will be recognized by the stockholders of Ironbound who exchange their Ironbound Common Stock for Richmond County Common Stock pursuant to the Ironbound Merger;

         (c) the tax basis of Richmond County Common Stock received by stockholders who exchange their Ironbound Common Stock for Richmond County Common Stock in the Ironbound Merger will be the same as the tax basis of Ironbound Common Stock surrendered pursuant to the Ironbound Merger. This tax basis will be reduced by any amount allocable to a fractional share interest for which cash is received and increased by any gain recognized on the exchange; and

         (d) the holding period of Richmond County Common Stock received by each stockholder in the Ironbound Merger will include the holding period of Ironbound Common Stock exchanged therefor. However, the stockholder must have held Ironbound Common Stock as a capital asset on the Ironbound Effective Date.

     A "Material Adverse Effect," is either (1) an effect which is material and adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as whole. However, any such effect resulting from any (a) changes in laws, rules or regulations or generally accepted accounting principles ("GAAP") or interpretations thereof that apply to Richmond County and Richmond County Savings and Ironbound and Ironbound Bank, or

(b) changes in the general level of market interest rates shall not be considered in determining if a Material Adverse Effect has occurred; or (2) the failure of certain representations and warranties required by the Ironbound Merger Agreement to be true and correct or true and correct in all material respects.

     The obligations of Ironbound to effect the Ironbound Merger are further subject to the satisfaction, or waiver by Ironbound, of the following conditions:

     (1) each of the obligations of Richmond County and Richmond County Savings, respectively, required to be performed by it at or prior to the Closing pursuant to the terms of the Ironbound Merger Agreement shall have been duly performed and complied with in all material respects;

     (2) the representations and warranties of Richmond County and Richmond County Savings contained in the Ironbound Merger Agreement shall be true and correct (subject to Richmond County's and Richmond County Savings' prior disclosure of any necessary qualification of such representations and warranties and subject to the Material Adverse Effect threshold previously defined) as of July 17, 1998 and as of the Ironbound Effective Time as though made at and as of the Ironbound Effective Time (except as to any representation or warranty which specifically relates to an earlier date),

     (3) Ironbound shall have received a certificate to the foregoing effect signed by the chief executive officer and the chief financial or principal accounting officer of Richmond County;

     (4) all action required to be taken by, or on the part of, Richmond County and Richmond County Savings to authorize the execution, delivery and performance of the Ironbound Merger Agreement and the consummation by Richmond County and Richmond County Savings of the transactions contemplated thereby shall have been duly and validly taken by the Board of Directors and stockholders of Richmond County and Richmond County Savings, as the case may be, and Ironbound shall have received certified copies of the resolutions evidencing such authorization;

     (5) Richmond County shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in the Ironbound Merger Agreement) whose consent or approval shall be required in connection with the transactions contemplated thereby under any license, agreement, or instrument to which Richmond County or its subsidiaries is a party or is otherwise bound. This does not apply to those consents and approvals for which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Richmond County (after giving effect to the transactions contemplated by the Ironbound Merger Agreement) or upon the consummation of the transactions contemplated by the Ironbound Merger Agreement;

     (6) Ironbound shall have received certificates (such certificates to be dated as of a day as close as practicable to the closing date of the Ironbound Merger) from appropriate authorities as to the corporate existence and good standing of Richmond County and its subsidiaries;

     (7) Ironbound shall have received an opinion of Luse Lehman Gorman Pomerenk & Schick, P.C., counsel to Ironbound, dated as of the Ironbound Effective Date, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as the Ironbound Effective Time, the Ironbound Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

         (a) no gain or loss will be recognized by Richmond County, Richmond County Savings, Ironbound, or Ironbound Bank as a result of the Ironbound Merger;

         (b) except to the extent of any cash received in lieu of a fractional share interest in Richmond County Common Stock, no gain or loss will be recognized by the stockholders of Ironbound who exchange their Ironbound Common Stock for Richmond County Common Stock pursuant to the Ironbound Merger;

         (c) the tax basis of Richmond County Common Stock received by stockholders who exchange their Ironbound Common Stock for Richmond County Common Stock in the Ironbound Merger will be the same as the tax basis of Ironbound Common Stock surrendered pursuant to the Ironbound Merger. This tax basis will be reduced by any amount allocable to a fractional share interest for which cash is received and increased by any gain recognized on the exchange; and

         (d) the holding period of Richmond County Common Stock received by each stockholder in the Ironbound Merger will include the holding period of Ironbound Common Stock exchanged therefor, provided that such stockholder held such Ironbound Common Stock as a capital asset on the Ironbound Effective Date.

       No assurance can be provided as to when, or whether, the regulatory consents and approvals necessary to consummate the Ironbound Merger will be obtained or whether all of the other conditions precedent to the Ironbound Merger will be satisfied or waived by the party permitted to do so. See "-- Regulatory Approvals Needed to Complete the Ironbound Merger" below. If the Ironbound Merger is not effective on or before April 30, 1999, the Ironbound Merger Agreement may be terminated by a vote of a majority of the board of directors of either Richmond County or Ironbound unless the failure to so consummate by such time is due to the breach of any representation, warranty or covenant contained in the Ironbound Merger Agreement by the party seeking to terminate the Ironbound Merger Agreement.

REGULATORY APPROVALS NEEDED TO COMPLETE THE IRONBOUND MERGER

     Consummation of the Ironbound Merger and the Ironbound Bank Merger is subject to a number of regulatory approvals and consents. The Ironbound Bank Merger is subject to the prior approval of the FDIC under the Bank Merger Act, 12 U.S.C. (S)1828(c) (the "Bank Merger Act"). In reviewing applications under the Bank Merger Act, the FDIC must consider, among other factors, the financial and managerial resources and future prospects of the existing and resulting institutions, and the convenience and needs of the communities to be served. In addition, the FDIC may not approve a transaction if it will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the FDIC finds that the anti-competitive effects of the transaction are clearly outweighed by the public interests and the probable effect of the transaction on meeting the convenience and needs of the communities to be served. In addition, as discussed below, a waiting period of 15 to 30 days must be satisfied prior to consummation of the Ironbound Bank Merger after FDIC approval. Richmond County filed an application with the FDIC on ___________, 1998.

     Further, pursuant to Section 601 of the New York State Banking Law (the "NYBL"), the Bank Merger is subject to the prior approval of the Superintendent of Banks of New York State (the "Superintendent"). Richmond County filed an application for approval of the Ironbound Bank Merger with the Superintendent on _________, 1998. In determining whether to approve the application for the merger of Ironbound with and into Richmond County, the Superintendent will consider, among other factors, whether the Ironbound Bank Merger would be consistent with adequate or sound banking and would not result in concentration of assets beyond limits consistent with effective competition, and whether the Ironbound Bank Merger would result in such a lessening of competition as to be injurious to the interest of the public or tend toward monopoly. The Superintendent will also consider the public interest and the needs and convenience thereof. Further, it is the policy of the State of New York to ensure the safe and sound conduct of banking organizations, to conserve assets of banking organizations, to prevent hoarding of money, to eliminate unsound and destructive competition among banking organizations, and to maintain public confidence in the business of banking and protect the public interest and the interests of depositors, creditors and stockholders, and such factors will be considered by the Superintendent in connection with Richmond County's application.

     The Ironbound Merger is subject to the approval of the Board of Governors of the Federal Reserve System ("FRB") or the Federal Reserve Bank of New York, acting pursuant to delegated authority (the "Reserve Bank") or the waiver by the FRB of such requirement. Richmond County has filed a request for a waiver from this application requirement, as the FRB will have no continuing jurisdiction over the merged company and the transaction is being reviewed by other banking agencies. There can be no assurance that the waiver will be granted. If such waiver is not granted, Richmond County will be required to file an application with the FRB or the Reserve Bank. There can be no assurance as to the timing of such approval or that the FRB will approve the Ironbound Merger. The FRB is required to evaluate such applications by taking into consideration, among other things, the financial and managerial resources and future prospects of the companies involved, the convenience and needs of the communities to be served and the conformity of the transaction to applicable law, regulation and supervisory policies. In addition, the FRB may not approve any proposed acquisition (1) which would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the savings and loan business in any part of the United States, or (2) which in any section of the country may have the effect of substantially lessening competition or tending to create a monopoly or which in any other manner would be in restraint of trade, unless the FRB finds that the anti-competitive effects of the proposed acquisition are clearly outweighed in the public interest by the probable effect of the acquisition in meeting the convenience and needs of the community to be served.

     The Ironbound Merger and the Ironbound Bank Merger are also subject to the prior approval of the Commissioner of the New Jersey Department of Banking and Insurance (the "Commissioner"). In determining whether to approve the Ironbound Merger, the Commissioner must consider whether the Ironbound Merger:

     (1) would be detrimental to the safety and soundness of Ironbound and Ironbound Bank;

     (2) would result in an undue concentration of resources or a substantial reduction in competition in New Jersey; or

     (3) would have a significantly adverse impact on the convenience and needs of the communities served by Ironbound Bank.

     With respect to the Ironbound Bank Merger, the Commissioner shall not withhold approval unless the Commissioner finds that the Ironbound Bank Merger Agreement contains provisions that are not in conformance with New Jersey law or that the Ironbound Bank Merger will not be in the public interest.

     Under the Community Reinvestment Act of 1977 ("CRA"), the FDIC and FRB must take into account the record of performance of Richmond County Savings and Ironbound Bank in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each institution. As part of the review process, the banking agencies frequently receive comments and protests from community groups and others. See "CERTAIN BANKING REGULATORY CONSIDERATIONS -- Community Reinvestment Act." Richmond County Savings and Ironbound Bank each received a "Satisfactory" rating during their last respective federal and state CRA examinations.

     In addition, under federal law, prior to consummation of a merger, a period of 15 to 30 days must expire following approval by the FDIC and FRB, within which period the United States Department of Justice ("Department of Justice") may file objections to the Ironbound Merger under the federal antitrust laws. The post-approval waiting period may be reduced by the FDIC or FRB to 15 days, with the concurrence of the Department of Justice. The Department of Justice could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Ironbound Merger unless divestiture of an acceptable number of branches to a competitively suitable purchaser could be made. While Richmond County believes that the likelihood of such action by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate such proceeding, or that the Attorney General of the State of New York will not challenge the Ironbound Merger, or if such proceeding is instituted or challenge is made, as to the result thereof.

     The Ironbound Merger and Ironbound Bank Merger cannot proceed in the absence of the requisite regulatory approvals. See "-- Conditions to the Ironbound Merger" and "-- Waiver and Amendment; Termination." There can be no assurance that such regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any such approval. There can also be no assurance that any such approvals will not contain a condition or requirement that causes such approvals to fail to satisfy the condition set forth in the Ironbound Merger Agreement and described below under "-- Conditions to the Ironbound Merger." There can likewise be no assurance that the Department of Justice or the Attorney General of the State New York will not challenge the Ironbound Merger or, if such a challenge is made, as to the result thereof.

     Richmond County is not aware of any other regulatory approvals that would be required for consummation of the Ironbound Merger, except as described above. Should any other approvals be required, it is presently contemplated that such approvals would be sought. There can be no assurance that any other approvals, if required, will be obtained.

     The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the Ironbound Merger from the standpoint of the adequacy of the consideration to be received by Ironbound stockholders. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the Ironbound Merger.

CONDUCT OF BUSINESS PENDING THE IRONBOUND MERGER

     Pursuant to the Ironbound Merger Agreement, Richmond County has agreed that, during the period from the date of the Ironbound Merger Agreement to the Ironbound Effective Time (except as expressly provided for in the Ironbound Merger Agreement and except to the extent required by law or regulation or by regulatory authorities), Richmond County and its subsidiaries will use commercially reasonable efforts to:

     (1) conduct their business in the regular, ordinary and usual course consistent with past practice;

     (2) maintain and preserve intact their business organization, properties, leases, employees and advantageous business relationships and retain the services of their officers and key employees;

     (3) take no action which would materially adversely affect or delay the ability of Richmond County or Ironbound to perform their respective covenants and agreements on a timely basis under the Ironbound Merger Agreement;

     (4) take no action which would adversely affect, delay, or materially condition the ability of Richmond County, Richmond County Savings, Ironbound or Ironbound Bank to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated by the Ironbound Merger Agreement; and

     (5) take no action that results in or is reasonably likely to have a Materially Adverse Effect on Richmond County or Richmond County Savings.

     Pursuant to the Ironbound Merger Agreement, Ironbound has agreed that, during the period from the date of the Ironbound Merger Agreement to the Ironbound Effective Time (except as expressly provided for in the Ironbound Merger Agreement and except to the extent required by law or regulation or by regulatory authorities), Ironbound and its subsidiaries will use commercially reasonable efforts to:

     (1) conduct their business in the regular, ordinary and usual course consistent with past practice;

     (2) maintain and preserve intact their business organization, properties, leases, employees and advantageous business relationships and retain the services of their officers and key employees;

     (3) take no action that would materially adversely affect or delay the ability of Richmond County or Ironbound to perform their respective covenants and agreements on a timely basis under the Ironbound Merger Agreement;

     (4) take no action which would adversely effect, delay or materially condition the ability of Richmond County, Richmond County Savings, Ironbound or Ironbound Bank to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated by the Ironbound Merger Agreement; and

     (5) take no action that results in or is reasonably likely to have a Material Adverse Effect on Ironbound or Ironbound Bank.

     In addition, pursuant to the Ironbound Merger Agreement, Ironbound has agreed that, during the period from the date of the Ironbound Merger Agreement to the Ironbound Effective Time (except as otherwise provided in the Ironbound Merger Agreement and except to the extent required by law or regulation or by regulatory authorities), neither it nor any of its subsidiaries shall, without the prior consent of Richmond County, which consent shall not be unreasonably withheld, take certain actions, including the following:

     (1) change any provisions of its certificate of incorporation or bylaws or the similar governing documents of its subsidiaries;

     (2) issue any shares of capital stock or change the terms of any outstanding stock options or warrants or issue, grant or sell any option, warrant, call, commitment, stock appreciation right, right to purchase or agreement of any character relating to the authorized or issued capital stock of Ironbound, except pursuant to the exercise of stock options or warrants outstanding as of the date of the Ironbound Merger Agreement in the ordinary course of business and consistent with past practice;

     (3) declare or pay any dividend or make any other distribution on, or redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, other than the $0.05 regular quarterly cash dividend payable by Ironbound;

     (4) as promptly as practicable following the date of the Ironbound Merger Agreement, the Ironbound Board shall cause its regular quarterly dividend record dates and payment dates to be the same as Richmond County's regular quarterly dividend record dates and payment dates. Ironbound shall not thereafter change its regular dividend payment dates and record dates;

     (5) nothing in the Ironbound Merger Agreement will be construed to permit holders of shares of Ironbound Common Stock to receive two dividends from either Ironbound or from Ironbound and Richmond County in any one quarter. Subject to applicable regulatory restrictions, if any, Ironbound Bank may pay a cash dividend that is, in the aggregate, sufficient to fund any dividend by Ironbound permitted under the terms of the Ironbound Merger Agreement;

     (6) other than in the ordinary course of business consistent with past practice:

          (a) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, leases or assets other than a direct or indirect wholly owned subsidiary of Ironbound; or

          (b) cancel, release or assign any indebtedness of any individual, corporation or other entity except pursuant to contracts or agreements in force as of July 17, 1998 and which have been previously disclosed to Richmond County;

     (7) except to the extent required by law or as specifically provided for elsewhere in the Ironbound Merger Agreement, increase in any manner the compensation or fringe benefits of any of its employees or directors, other than general increases in compensation for non-officer employees in the ordinary course of business consistent with past practice. Any such increase must not cause the annualized compensation of any of Ironbound's non-officer employees following such increase to exceed by more than 5% the total annual compensation expenses of Ironbound with respect to such person for the 12-month period ended March 31, 1998. Additionally, such increase must not cause the annual rate of such individual's compensation to increase by more than 10% of such person's compensation at March 31, 1998. Further, Ironbound cannot pay, unless approved in advance by Richmond County, any reasonable "stay in place" pay where necessary or appropriate to retain key employees; pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or directors, or become a party to, amend or commit itself to fund or otherwise establish any trust or account related to any Ironbound Employee Plan with or for the benefit of any employee or director. Ironbound must not voluntarily accelerate the vesting of any stock options or other compensation or benefit; make any discretionary continuation to any Ironbound Employee Plan; hire any employee with an annual total compensation payment in excess of $35,000 or enter into any employment contract, or terminate or increase the costs to Ironbound or any subsidiary of any employee plan;

     (8) except as contemplated by the Ironbound Merger Agreement, change its method of accounting as in effect at December 31, 1997, except as required by changes in GAAP as concurred in by Ironbound's independent auditors;

     (9) settle any claim, action or proceeding involving any liability of Ironbound or any of its subsidiaries for money damages in excess of $25,000 or impose material restrictions upon the operations of Ironbound or any of its subsidiaries;

     (10) acquire or agree to acquire any business or any corporation, organization or division thereof or otherwise acquire or agree to acquire any assets, which are material, individually or in the aggregate, to Ironbound, except in satisfaction of debts previously contracted;

     (11) except pursuant to commitments existing at July 17, 1998 which have previously been disclosed to Richmond County, make any real estate loans secured by undeveloped land or real estate located outside the State of New Jersey (other than real estate secured by one- to four-family homes) or make any construction loan (other than construction loans secured by one- to four-family homes) outside the State of New Jersey;

     (12) other than in the ordinary course of business consistent with past practice in individual amounts not to exceed $50,000 and other than investments for Ironbound's portfolio made in accordance with the Ironbound Merger Agreement, make any investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

     (13) make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than United States Government and United States Government agency securities with final maturities not greater than five years, mortgage-backed or mortgage related securities which would not be considered "high risk" securities pursuant to Thrift Bulletin Number 52 issued by the Office of Thrift Supervision ("OTS") or securities of the Federal Home Loan Bank ("FHLB"), in each case that are purchased in the ordinary course of business consistent with past practice;

     (14) enter into or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $20,000 per annum and other than contracts or agreements specifically described in the Ironbound Merger Agreement;

     (15) make, grant or purchase any loan or make any commitment to lend in excess of $500,000 to any individual borrower, unless such loan is fully secured by real estate or liquid collateral and conforms in all material respects with Ironbound's existing loan policy. Ironbound Bank is also permitted to renew currently outstanding loans in amounts above $500,000 provided that the loan has a satisfactory payment history and the renewal is not in excess of the original loan principal amount;

     (16) incur any additional borrowings beyond those disclosed to Richmond County other than short-term (six months or less) FHLB borrowings and reverse repurchase agreements consistent with past practice, or pledge any of its assets to secure any borrowings other than as required pursuant to the terms of borrowings of Ironbound or any of its subsidiaries in effect as of July 17, 1998 or in connection with borrowings or reverse repurchase agreements permitted under the Ironbound Merger Agreement;

     (17) make any capital expenditures in excess of $50,000 per expenditure from July 17, 1998 until the Ironbound Effective Date, other than pursuant to binding commitments existing as of July 17, 1998 previously disclosed to Richmond County, other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

     (18) organize, capitalize, lend to, or otherwise invest in, any subsidiary, or invest in or acquire any equity or voting interest in any firm, corporation or business enterprise (other than securities of the FHLB that are purchased in the ordinary course of business consistent with past practice);

     (19) elect to the Ironbound Board or to any office any person who is not a member of the Ironbound Board or an officer of Ironbound as of July 17, 1998;

     (20) accept any proposed deposits by any municipality or government agency the terms of which exceed 90 days; or

     (21) agree or make any commitment to take any action that is describe above.

     At Richmond County's request, Ironbound will cause Ironbound Bank to modify and change its loan, litigation or real estate valuation policies and practices (including loan classifications and levels of reserves) and investment and asset/liability management policies and practices. This will occur after the date on which all required regulatory approvals and stockholder approvals are received, and after receipt of written confirmation from Richmond County that it is not aware of any fact or circumstance that would prevent completion of the Ironbound Merger, and no earlier than five business days prior to the Ironbound Effective Time so as to be consistent on a mutually satisfactory basis with those of Richmond County Savings. These policies and procedures must not be prohibited by GAAP or any applicable laws or regulations.

REPRESENTATIONS AND WARRANTIES

     Both Richmond County and Ironbound have made certain customary representations and warranties relating to, among other things, the parties' respective organization, authority relative to the Ironbound Merger Agreement, capitalization, subsidiaries, required consents and approvals, taxes, employee benefit plans, material contracts, litigation, compliance with applicable laws, environmental matters, reliability of financial statements and the absence of material adverse changes in the parties' businesses, financial condition or results of operations. For detailed information on such representations and warranties, see the Ironbound Merger Agreement attached hereto as ANNEX A. Pursuant to the Ironbound Merger Agreement, it is a condition to each party's obligation to consummate the Ironbound Merger that the representations and warranties of the other party contained in the Ironbound Merger Agreement be true and correct in all material respects as of the date of the Ironbound Merger Agreement and as of the Ironbound Effective Time. However, such representations and warranties will be deemed to be true and correct in all material respects unless the failure to be true and correct, individually or in the aggregate, represents a material adverse change from the business, financial condition or results of operations of the party making such representations and warranties and its subsidiaries, taken as a whole, as represented in the Ironbound Merger Agreement. See "-- Conditions to the Ironbound Merger."

ACQUISITION PROPOSALS

     Ironbound has agreed not to directly or indirectly, initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined in this paragraph), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries. Further, Ironbound will not obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its officers, directors or employees or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by any of its subsidiaries to take any such action. Ironbound shall notify Richmond County orally (within one business day), and in writing (as promptly as practicable) of all of the relevant details relating to all inquiries and proposals, which it or any of its subsidiaries may receive relating to any of such matters and if such inquiry or proposal is in writing, Ironbound shall deliver to Richmond County a copy of such inquiry or proposal promptly. However, the Ironbound Board may:

     (1) furnish information to, or enter into discussions or negotiations with any person or entity that makes an unsolicited written, bona fide proposal, to acquire Ironbound pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction, if, and only to the extent that,

         (a) the Ironbound Board receives a written opinion from its independent financial advisor that such proposal may be superior to the Ironbound Merger from a financial point of view to Ironbound's stockholders,

         (b) the Ironbound Board, after consultation with independent legal counsel, determines in good faith that such action is necessary for the Ironbound Board to comply with its fiduciary duties to stockholders under applicable law (such proposal that satisfies
             (a) and (b) being referred to herein as a "Superior Proposal"); and

         (c) prior to furnishing such information to, or entering into discussions or negotiations with, another party, Ironbound:

             (i) provides reasonable notice to Richmond County to the effect that it is furnishing information to, or entering into discussions or negotiations with, such party; and

             (ii) receives from such party an executed confidentiality
                  agreement in reasonably customary form;

     (2) comply with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer; or

     (3) withdraw or modify its recommendation and enter into a Superior Proposal if there exists a Superior Proposal and the Ironbound Board, after consultation with independent legal counsel, determines in good faith that such action is necessary for the Ironbound Board to comply with its fiduciary duties to stockholders under applicable law. "Acquisition Proposal" means any of the following (other than the transactions contemplated under the Ironbound Merger Agreement) involving Ironbound or any of its subsidiaries:

         (a) any merger, consolidation, share exchange, business combination, or other similar transaction;

         (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of Ironbound or Ironbound Bank, taken as a whole, in a single transaction or series of transactions;

         (c) any tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of Ironbound or the filing of a registration statement under the Securities Act in connection therewith; or

         (d) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

WAIVER AND AMENDMENT; TERMINATION

     Prior to the Ironbound Effective Time, any provision of the Ironbound Merger Agreement may be (i) waived in writing by the party benefitted by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties to the Ironbound Merger Agreement. However, after the vote by the stockholders of Ironbound or Richmond County, no amendment or modification may be made that would reduce the Ironbound Merger Consideration or contravene any provision of the Delaware General Corporation Law ("DGCL") or the federal banking laws, rules and regulations.

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

     The Ironbound Merger Agreement may be terminated at or prior to the Ironbound Effective Time, either before or after approval of the matters presented in connection with the Ironbound Merger by the stockholders of both Richmond County and Ironbound, as follows:

     (1) by the mutual consent of Richmond County and Ironbound, if the board of directors of each so determines by vote of a majority of the members of their entire respective boards;

     (2) by either Richmond County or Ironbound, if either of their respective board of directors so determines by vote of a majority of the members of their entire respective boards if the stockholders of Ironbound do not approve the Ironbound Merger Agreement at the Ironbound Meeting;

     (3) by either Richmond County or Ironbound, if either (a) any approval, consent or waiver of a governmental agency required to permit consummation of the transactions contemplated by the Ironbound Merger Agreement shall have been denied or (b) any governmental authority of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by the Ironbound Merger Agreement;

     (4) by either Richmond County or Ironbound, if either of their respective board of directors so determines by vote of a majority of the members of their entire respective board, in the event that the Ironbound Merger is not consummated by April 30, 1999, ("Initial Termination Date"), unless the failure to so consummate by such time is due to the breach of any representation, warranty or covenant contained in the Ironbound Merger Agreement by the party seeking to terminate;

     (5) by Richmond County or Ironbound, if there has occurred since July 17, 1998, an event, condition, change or occurrence which, individually or in the aggregate, has had or could reasonably be expected to result in a Material Adverse Effect on Richmond County or Ironbound, as the case may be. Each party shall have given the other 30 calendar days prior written notice of such termination, and such party shall not have remedied such event, condition, change or occurrence by the end of such 30-day period;

     (6) by Richmond County or Ironbound (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained in the Ironbound Merger Agreement), in the event of:

         (a) a failure to perform or comply by the other party with any covenant or agreement of such other party contained in the Ironbound Merger

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

             Agreement, which failure or non-compliance is material in the context of the transactions contemplated by the Ironbound Merger Agreement; or

         (b) subject to the Material Adverse Effect standard established in the Ironbound Merger Agreement, any inaccuracies, omissions or breach in the representations, warranties, covenants or agreements of the other party contained in the Ironbound Merger Agreement the circumstances as to which either individually or in the aggregate have, or reasonably could be expected to have, a Material Adverse Effect on such other party; in either case which has not been or cannot be cured within 30 calendar days after written notice thereof is given by the party seeking to terminate to such other party;

     (7) by Richmond County, if the Ironbound Board does not publicly recommend in the Proxy Statement that Ironbound's stockholders approve and adopt the Ironbound Merger Agreement or if, after recommending in the Proxy Statement that Ironbound stockholders approve and adopt the Ironbound Merger Agreement, the Ironbound Board shall have withdrawn, modified or amended such recommendation in any respect materially adverse to Richmond County; or

     (8) by Ironbound, as discussed below under "-- Price-Based Termination."

PRICE-BASED TERMINATION

     The Ironbound Merger Agreement provides that if the Richmond County Market Value on the Valuation Date is less than $14.00 (as adjusted to account for a stock dividend, reclassification, split-up, combination, exchange of shares or other similar transaction between July 17, 1998 and the Valuation Date), then Ironbound, during the five-day period commencing with the Valuation Date, may terminate the Ironbound Merger Agreement, proceed with the Ironbound Merger as structured, or attempt to renegotiate the Exchange Ratio.

NASDAQ NATIONAL MARKET LISTING

     The Richmond County Common Stock is listed on the Nasdaq National Market. Richmond County has agreed to use reasonable efforts to cause the shares of Richmond County Common Stock to be issued in the Ironbound Merger to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, prior to or at the Ironbound Effective Time. The obligations of the parties to consummate the Ironbound Merger are subject to approval for quotation on the Nasdaq National Market of such shares. See "-- Conditions to the Ironbound Merger" above.

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

ANTICIPATED ACCOUNTING TREATMENT

     The Ironbound Merger will be accounted for under the purchase method of accounting in accordance with GAAP. Under this method of accounting, Richmond County will record the fair market value of Ironbound's assets (both tangible and identifiable intangible assets) less liabilities on its financial statements. Any difference between purchase price and the fair value of the identifiable net assets is recorded as goodwill. The income statements incorporate the recorded income of Ironbound's operations beginning from the Ironbound Effective Date.

     The unaudited pro forma condensed combined financial information contained in this Proxy Statement/Prospectus has been prepared using the purchase accounting method to account for the Ironbound Merger. See "Unaudited Pro Forma Condensed Combined Consolidated Financial Statements."

FEDERAL INCOME TAX CONSEQUENCES OF THE IRONBOUND MERGER

     The following is a discussion of the material federal income tax consequences of the Ironbound Merger to Richmond County, Ironbound and holders of Ironbound Common Stock. The discussion is based upon the Code, Treasury regulations, Internal Revenue Service (the "Service") rulings, and judicial and administrative decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that the Ironbound Common Stock is held as a "capital asset" within the meaning of Section 1221 of the Code (i.e., property generally held for investment). In addition, this discussion does not address all of the tax consequences that may be relevant to a holder of Ironbound Common Stock in light of his or her particular circumstances or to holders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations, dealers in securities or foreign currencies or insurance companies. The opinions of counsel referred to in this section will be based on facts existing at the Ironbound Effective Time, and in rendering such opinions, such counsel will require and rely upon representations contained in certificates of officers of Richmond County, Ironbound and others.

     HOLDERS OF IRONBOUND COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE IRONBOUND MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

     It is a condition to the obligation of Richmond County and Ironbound to consummate the Ironbound Merger that Richmond County and Ironbound each shall have received an opinion of their respective counsel, dated as of the Ironbound Effective Time, in form and substance customary in transactions of the type contemplated by the Ironbound Merger Agreement and reasonably satisfactory to Richmond County and Ironbound, respectively, to the effect that the Ironbound Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that, accordingly, for federal income tax purposes:

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

     (1) no gain or loss will be recognized by Richmond County, Richmond County Savings, Ironbound or Ironbound Bank as a result of the Ironbound Merger;

     (2) no gain or loss will be recognized by the stockholders of Ironbound who exchange all of their Ironbound Common Stock solely for Richmond County Common Stock pursuant to the Ironbound Merger (except with respect to cash received in lieu of a fractional share interest in Richmond County Common Stock);

     (3) the tax basis of Richmond County Common Stock received by stockholders who exchange their Ironbound Common Stock for Richmond County Common Stock in the Ironbound Merger will be the same as the tax basis of Ironbound Common Stock surrendered pursuant to the Ironbound Merger, reduced by any amount allocable to a fractional share interest for which cash is received; and increased by any gain recognized on the exchange; and

     (4) the holding period of Richmond County Common Stock received by each stockholder in the Ironbound Merger will include the holding period of Ironbound Common Stock exchanged therefor, provided that such stockholder held such Ironbound Common Stock as a capital asset on the Ironbound Effective Date.

RESALES OF RICHMOND COUNTY COMMON STOCK

     The shares of Richmond County Common Stock to be issued in the Ironbound Merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any Ironbound stockholder who may be deemed to be an "affiliate" of Ironbound for purposes of Rule 145 under the Securities Act. Affiliates of Ironbound may not sell their shares of Richmond County Common Stock acquired in connection with the Ironbound Merger, except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. This Proxy Statement/Prospectus does not cover any resales of Richmond County Common Stock received in the Ironbound Merger by persons who may be deemed to be affiliates of Ironbound. Persons who may be deemed to be affiliates of Ironbound generally include individuals or entities that control, are controlled by or are under common control with Ironbound, and may include certain officers and directors as well as principal stockholders of Ironbound.

     For purposes of Rule 145, Ironbound has obtained from each person who is an affiliate of Ironbound and has delivered to Richmond County, a written agreement intended to ensure compliance with the Securities Act.

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

NO APPRAISAL RIGHTS

     Pursuant to Section 14A:11-1 of the New Jersey Statutes Annotated, the stockholders of a constituent corporation in a merger generally are not entitled to appraisal rights if the shares of stock they own are, as of the record date, either listed on a national securities exchange or held of record by more than 1,000 stockholders, or if they will receive, pursuant to the merger, (1) cash,
(2) shares, obligations, or other securities which, upon the completion of the merger, will either be listed on a national securities exchange or held of record by not less than 1,000 stockholders, or (3) a combination of cash and such securities. Ironbound stockholders are not entitled to appraisal rights in connection with the Ironbound Merger because the shares of Richmond County Common Stock to be issued in the Ironbound Merger are shares of the surviving corporation in the Ironbound Merger and there are more than 1,000 stockholders of record of Richmond County Common Stock.

EXPENSES

     All costs and expenses incurred in connection with the Ironbound Merger Agreement, the Ironbound Merger Stock Option Agreement and the transactions contemplated thereby shall be paid by the party incurring such expense.

IRONBOUND EFFECTIVE TIME

     The Ironbound Merger will become effective at the Ironbound Effective Time set forth in the Certificate of Merger that will be filed with the Secretary of State of the State of Delaware in accordance with applicable law. The Certificate of Merger will be filed no later than five business days after satisfaction or waiver of the latest to occur of certain conditions to the Ironbound Merger as specified in the Ironbound Merger Agreement, unless another date is agreed to in writing by Richmond County and Ironbound. See
"-- Conditions to the Ironbound Merger." The closing of the transactions contemplated by the Ironbound Merger Agreement will take place on the date of such filing. It is expected that a period of time will elapse between the Ironbound Meeting and the Ironbound Effective Time while the parties seek to obtain the regulatory approvals required to consummate the Ironbound Merger. There can be no assurance that such regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any such approval. There can likewise be no assurance that the Department of Justice or the Attorney General of the State of New York will not challenge the Ironbound Merger or, if such a challenge is made, the result thereof. See "-- Regulatory Approvals Needed to Complete the Ironbound Merger." The Ironbound Merger Agreement may be terminated by either party if, among other reasons, the Ironbound Merger has not been consummated on or before April 30, 1999 unless failure to consummate by such time is due to the breach of any representation, warranty or covenant by the party seeking to terminate. See "-- Waiver and Amendment; Termination."

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

                         CERTAIN RELATED TRANSACTIONS

IRONBOUND MERGER STOCK OPTION AGREEMENT

     The following is a summary of the material provisions of the Ironbound Merger Stock Option Agreement, which is attached hereto as ANNEX B. The following summary is qualified in its entirety by reference to the Ironbound Merger Stock Option Agreement. Execution of the Ironbound Merger Stock Option Agreement was a condition to the parties entering into the Ironbound Merger Agreement.

     Concurrently with the execution of the Ironbound Merger Agreement, Richmond County and Ironbound entered into the Ironbound Merger Stock Option Agreement. The Ironbound Merger Stock Option Agreement is designed to enhance the likelihood that the Ironbound Merger will be successfully consummated in accordance with the terms contemplated by the Ironbound Merger Agreement and Richmond County insisted on such agreement for that reason. Pursuant to the Ironbound Merger Stock Option Agreement, Ironbound granted Richmond County the option to purchase up to 198,664 authorized but unissued shares (the "Ironbound Merger Stock Option Shares") of Ironbound Common Stock (representing approximately 19.9% of the issued and outstanding shares of Ironbound Common Stock on July 17, 1998) at a price of $20.00 per share, subject to adjustment in certain circumstances (the "Ironbound Merger Stock Option"). In the event that any additional shares of Ironbound Common Stock are issued or otherwise become outstanding after July 17, 1998 (or any treasury shares held by Ironbound have been or are sold after July 16, 1998) (other than pursuant to the Ironbound Merger Stock Option Agreement or as set forth in the Ironbound Merger Agreement), the number of shares of Ironbound Common Stock subject to the Ironbound Merger Stock Option shall be increased so that, after such issuance, it equals 19.9% of the number of shares of Ironbound Common Stock then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Ironbound Merger Stock Option.

     Pursuant to the Ironbound Merger Stock Option Agreement, Richmond County may exercise the Ironbound Merger Stock Option, in whole or part, and from time to time, if, but only if, a Triggering Event (as hereinafter defined) has occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that Richmond County shall have sent the written notice of such exercise within 30 days following such Triggering Event.

     Each of the following shall be an "Exercise Termination Event":

     (1) the Ironbound Effective Time of the Ironbound Merger;

     (2) termination of the Ironbound Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of a Triggering Event;

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

     (3) the passage of 12 months after termination of the Ironbound Merger Agreement, if such termination follows the occurrence of a Triggering Event; or

     (4) the passage of 12 months after termination of the Ironbound Merger Agreement, if such termination is pursuant to certain provisions of the Ironbound Merger Agreement and a Triggering Event shall not have occurred during such time. The "Last Triggering Event" shall mean the last Triggering Event to occur.

     The term "Triggering Event" shall mean any of the following events or transactions occurring after July 17, 1998:

     (1) (a) Ironbound or any of its subsidiaries, without having received Richmond County's prior written consent, shall have entered into an agreement to engage in an Ironbound Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of Ironbound Merger Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act, and the rules and regulations thereunder) other than Richmond County or any of its subsidiaries; or (b) the Ironbound Board shall have recommended that the stockholders of Ironbound approve or accept any Ironbound Acquisition Transaction other than as contemplated by the Ironbound Merger Agreement.

       For purposes of the Ironbound Merger Agreement, "Ironbound Acquisition Transaction" means:

              (i) a merger or consolidation, or any similar transaction, involving Ironbound or any of its subsidiaries,

              (ii) a purchase, lease or other acquisition representing 15% or more of the consolidated assets of Ironbound and its subsidiaries; or

              (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Ironbound or any of its subsidiaries;

     (2) Ironbound or any of its subsidiaries, without having received Richmond County's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, an agreement to engage in an Ironbound Acquisition Transaction with any person other than Richmond County or any of Richmond County's subsidiaries, or, the Ironbound Board shall have withdrawn or modified, or publicly announced its interest to withdraw or modify, its recommendation that the stockholders of Ironbound approve the transactions contemplated by the Ironbound Merger Agreement, followed by the acquisition by any person of beneficial ownership of 25% or more of the then outstanding Ironbound Common Stock;

     (3) Any person, other than Richmond County, or any of Richmond County's subsidiaries or any Ironbound subsidiary acting in a fiduciary capacity, shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Ironbound Common Stock. This is coupled with the circumstance where Ironbound's stockholders shall not approve the Ironbound Merger, or Ironbound shall not have called a meeting of stockholders, or Ironbound shall not have held a meeting of stockholders to vote on the Ironbound Merger no later than January 31, 1999, or Ironbound shall have called a meeting of stockholders or shall have distributed a proxy statement or other solicitation materials in connection with an Ironbound Acquisition Transaction, followed by the acquisition by any person of beneficial ownership of 25% or more of the then outstanding common stock of Ironbound;

     (4) Any person other than Richmond County or any of its subsidiaries, other than in connection with a transaction to which Richmond County has given its prior written consent, shall have made a bona fide proposal to Ironbound or its stockholders by public announcement or written communication. And that communication is or becomes the subject of public disclosure to engage in an Ironbound Acquisition Transaction, followed by the acquisition by any person of beneficial ownership of 25% or more of the then outstanding Ironbound Common Stock;

     (5) After a proposal is made by a third party to Ironbound or its stockholders to engage in an Ironbound Acquisition Transaction, Ironbound shall have willfully breached any representation, warranty, covenant or obligation contained in the Ironbound Merger Agreement and such breach would entitle Richmond County to terminate the Ironbound Merger Agreement and shall not have been cured prior to the Ironbound Merger Stock Option notice date;

     (6) Any person other than Richmond County or any of its subsidiaries, other than in connection with a transaction to which Richmond County has given its prior written consent, shall have filed an application or notice with the FRB, the FDIC, or other federal or state bank regulatory authority, which has been accepted for processing, for approval to engage in an Ironbound Acquisition Transaction. This is followed by the acquisition by any person of beneficial ownership of 25% or more of the then outstanding Ironbound Common Stock;

     (7) The holders of Ironbound Common Stock shall not have approved the Ironbound Merger Agreement and the transactions contemplated thereby, at the Ironbound Meeting. Or, such meeting shall not have been held or shall have been cancelled prior to termination of the Ironbound Merger Agreement in each of their cases, after it shall have been publicly announced that any person (other than Richmond County or any affiliate of Richmond County or any person acting in concert in any respect with Richmond County) shall have made, or disclosed an intention to make, a proposal to engage in an Ironbound Acquisition Transaction, followed by the acquisition by any person of beneficial ownership of 25% or more of the then outstanding Ironbound Common Stock; or

     (8) The Ironbound Board shall not have recommended to the stockholders of Ironbound that such stockholders vote in favor of the approval of the Ironbound Merger Agreement and the transactions contemplated thereby or shall have withdrawn or modified such recommendation in a manner adverse to Richmond County. This is followed by the acquisition by any person of beneficial ownership of 25% or more of the then outstanding Ironbound Common Stock.

     Ironbound shall notify Richmond County promptly in writing of the occurrence of a Triggering Event, it being understood that the giving of such notice by Ironbound shall not be a condition to the right of Richmond County to exercise the Ironbound Merger Stock Option.

     EFFECT OF THE IRONBOUND MERGER STOCK OPTION AGREEMENT. The Ironbound Merger Stock Option Agreement is intended to increase the likelihood that the Ironbound Merger will be consummated in accordance with the terms of the Ironbound Merger Agreement. Consequently, certain aspects of the Ironbound Merger Stock Option Agreement may have the effect of discouraging persons who might now or prior to the Ironbound Effective Time be interested in acquiring all of or a significant interest in Ironbound from considering or proposing such an acquisition. The acquisition of Ironbound or an interest therein, or an agreement to acquire all or part of Ironbound, could cause the Ironbound Merger Stock Option to become exercisable. The existence of the Ironbound Merger Stock Option Agreement could significantly increase the cost to a potential acquiror of acquiring Ironbound compared to its cost had the Ironbound Merger Stock Option Agreement not been entered into. Such increased cost might discourage a potential acquiror from considering or proposing an acquisition. Moreover, following consultation with Ironbound's independent accountant, Ironbound's management believes that the exercise of the Ironbound Merger Stock Option is likely to prohibit any acquiror from accounting for an acquisition of Ironbound using the pooling-of-interests accounting method for a period of two years following such exercise. Accordingly, the existence of the Ironbound Merger Stock Option Agreement may deter significantly, or completely preclude, an acquisition of Ironbound by certain other banking organizations. The Ironbound Board took this factor into account before approving the Ironbound Merger Stock Option Agreement. See "SUMMARY -- Our Recommendation to the Ironbound Stockholders" and " -- Reasons for the Ironbound Merger."

IRONBOUND BANK MERGER AGREEMENT

     In connection with the Ironbound Merger, Richmond County Savings and Ironbound Bank have entered into the Ironbound Bank Merger Agreement pursuant to which Ironbound Bank and Richmond County Savings will merge, with Richmond County Savings being the

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

surviving bank. It is the intention of Richmond County Savings, subject to applicable statutes, regulations or regulatory conditions, to operate the former offices of Ironbound Bank as a separate operational division of Richmond County Savings. The Ironbound Bank Merger Agreement may be terminated by mutual consent of the parties at any time and will be terminated automatically in the event the Ironbound Merger Agreement is terminated.

                              THE BAYONNE MERGER

     In a separate and unrelated transaction (the "Bayonne Merger"), Richmond County is also acquiring Bayonne Bancshares, Inc. ("Bayonne"). Bayonne is a savings and loan holding company organized under the laws of the State of Delaware in 1997. Pursuant to the Bayonne Merger, Richmond County will issue
1.05 shares of its common stock for each share of Bayonne common stock. It is expected that following the Ironbound Merger and the Bayonne Merger, approximately ______ shares of Richmond County Common Stock will be outstanding. Bayonne's wholly owned subsidiary, First Savings Bank of New Jersey, SLA ("First Savings"), is a New Jersey State-chartered savings and loan association that operates four banking offices and one financial center in Bayonne, New Jersey. First Savings has operated since 1889. The deposits of First Savings are insured by the SAIF. At September 30, 1998, Bayonne had total assets of $672.7 million, deposits of $420.7 million, and stockholders' equity of $95.2 million. Bayonne's principal offices are located at 568 Broadway, Bayonne, New Jersey 07002 and its telephone number is (201) 437-1000. After the Bayonne Merger, Bayonne will be merged with and into Richmond County, and Bayonne stockholders will become stockholders of Richmond County. It is intended that the Bayonne Merger will be completed in the beginning of 1999. Immediately following the completion of the Bayonne Merger, Richmond County Savings and First Savings will also merge. Richmond County Savings will be the name of the surviving bank. THE BOARDS OF DIRECTORS OF RICHMOND COUNTY AND BAYONNE HAVE UNANIMOUSLY APPROVED THE BAYONNE MERGER. THE BAYONNE MERGER REQUIRES THE APPROVALS OF RICHMOND COUNTY'S STOCKHOLDERS AND BAYONNE'S STOCKHOLDERS. THE COMPLETION OF THE IRONBOUND MERGER IS NOT DEPENDENT UPON THE COMPLETION OF THE BAYONNE MERGER.

                          REGULATION AND SUPERVISION

GENERAL

     Richmond County Savings is a New York State-chartered stock savings bank and its deposit accounts are insured up to applicable limits by the FDIC under the BIF. Richmond County Savings is subject to extensive regulation by the Superintendent and the New York Banking Board (the "NYBB" and collectively with the Superintendent, the "NYBD"), as its chartering agency, and by the FDIC, as the deposit insurer. Richmond County Savings must file reports with the NYBD and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as establishing branches and mergers with, or acquisitions of, other depository institutions. There are periodic examinations by the NYBD and the FDIC to assess Richmond County's compliance with various regulatory requirements and financial condition. Certain of the regulatory requirements applicable to Richmond County and to Richmond County Savings are referred to below or elsewhere herein. This description of the statutory provisions and regulations applicable to Richmond County and Richmond County Savings does not purport to be complete, and is qualified in its entirety by reference to such statutes and regulations.

NEW YORK STATE LAW

     Richmond County Savings derives its lending, investment and other authority primarily from the applicable provisions of NYBL and the regulations of the NYBD, as limited by FDIC regulations. See "-- Investment Activities." Under these laws and regulations, savings banks, including Richmond County Savings, may invest in real estate mortgages, consumer and commercial loans, certain types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies, certain types of corporate equity securities and certain other assets. Under the statutory authority for investing in equity securities, a savings bank may directly invest up to 7.5% of its assets in certain corporate stock and may also invest up to 7.5% of its assets in certain mutual fund securities. Investment in the stock of a single corporation is limited to the lesser of 2% of the outstanding stock of such corporation or 1% of the savings bank's assets, except as set forth below. Such equity securities must meet certain tests of financial performance. A savings bank's lending powers are not subject to percentage of asset limitations, although there are limits applicable to single borrowers. A savings bank may also, pursuant to the "leeway" authority, make investments not otherwise authorized under the NYBL. This authority permits investments not otherwise authorized of up to 1% of the savings bank's assets in any single investment, subject to certain restrictions, and to an aggregate limit for all such investments of up to 5% of assets. Additionally, in lieu of investing in such securities in accordance with and reliance upon the specific investment authority set forth in the NYBL, savings banks are authorized to elect to invest under a "prudent person" standard in a wider range of debt and equity securities as compared to the types of investments permissible under such specific investment authority. However, in the event a savings bank elects to utilize the "prudent person" standard, it will be unable to avail itself of the other provisions of the NYBL and regulations which set forth specific investment authority. A New York State-chartered stock savings bank may also exercise trust powers upon approval of the NYBD.

     New York State-chartered savings banks may also invest in subsidiaries under their service corporation investment power. A savings bank may use this power to invest in corporations that engage in various activities authorized for savings banks, plus any additional activities that may be authorized by the NYBB. Investment by a savings bank in the stock, capital notes and debentures of its service corporations is limited to 3% of the bank's assets, and such investments, together with the bank's loans to its service corporations, may not exceed 10% of the savings bank's assets.

     The exercise by an FDIC insured New York State-chartered savings bank of the lending and investment powers of a savings bank under the NYBL is limited by FDIC regulations and other federal law and regulations. In particular, the applicable provisions of the NYBL and regulations governing the investment authority and activities of an FDIC insured state-chartered savings bank have been effectively limited by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the FDIC regulations issued pursuant thereto. See "-- Investment Activities."

     With certain limited exceptions, a New York State-chartered savings bank may not make loans or extend unsecured credit for commercial, corporate or business purposes (including lease financing) to a single borrower, the aggregate amount of which would be in excess of 15% of the bank's net worth. Richmond County Savings currently complies with all applicable loans-to-one-borrower limitations.

     Under the NYBL, a New York State-chartered stock savings bank may declare and pay dividends out of its net profits, unless there is an impairment of capital, but approval of the Superintendent is required if the total of all dividends declared in a calendar year would exceed the total of its net profits for that year combined with its retained net profits of the preceding two years, subject to certain adjustments.

FDIC REGULATIONS

     CAPITAL REQUIREMENTS. The FDIC has adopted risk-based capital guidelines to which Richmond County Savings is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Richmond County Savings is required to maintain minimum levels of regulatory capital in relation to its regulatory risk-weighted assets. The ratio of such regulatory capital to regulatory risk-weighted assets is referred to as the "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories considered as representing greater risk.

     These guidelines divide a bank's capital into two tiers. The first tier ("Tier I") includes common equity, retained earnings, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets (except mortgage servicing rights and purchased credit card relationships subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital ratio of at least 8%, of which at least 4% must be Tier I capital.

     In addition, the FDIC has established regulations prescribing a minimum Tier I leverage ratio (ratio of Tier I capital to adjusted total average balance of assets as specified in the regulations). These regulations provide for a minimum Tier I leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest examination rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier I leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. The federal banking agencies, including the FDIC, have established a uniform minimum Tier I leverage ratio of 4% for all but the highest rated banks. The FDIC may, however, set higher leverage and risk-based capital requirements on individual institutions when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

     The following is a summary of Richmond County Savings' regulatory capital ratios at September 30, 1998:


        Tier I Risk-Based Capital................    21.60%
        Total Risk-Based Capital.................    22.49%
        Leverage Capital.........................    12.38%

     The following is a summary of Ironbound Bank's regulatory capital ratios at September 30, 1998:

        Tier I Risk-Based Capital................    20.78%
        Total Risk-Based Capital.................    21.57%
        Leverage Capital.........................     9.52%

     REAL ESTATE LENDING STANDARDS. The FDIC and the other federal banking agencies have adopted regulations that prescribe standards for extensions of credit that (1) are secured by real estate or (2) are made for the purpose of financing the construction or improvements on real estate. The FDIC regulations require each institution to establish and maintain written internal real estate lending standards that are consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its real estate lending activities. The standards also must be consistent with accompanying FDIC guidelines, which include loan-to-value limitations for the different types of real estate loans. Institutions are also permitted to make a limited amount of loans that do not conform to the proposed loan-to-value limitations so long as such exceptions are reviewed and justified appropriately. The guidelines also list a number of lending situations in which exceptions to the loan-to-value standard are justified.

     DIVIDEND LIMITATIONS. The FDIC has authority to use its enforcement powers to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law prohibits the payment of dividends by a bank that will result in the bank failing to meet applicable minimum capital requirements on a pro forma basis. Additionally, Richmond County Savings, as a subsidiary of a savings and loan holding company, is required to provide the OTS with 30 days prior written notice before declaring any dividend. The plan of conversion adopted by Richmond County Savings in connection with its conversion to stock form also restricts the institution's payment of dividends in the event the dividend would impair the liquidation account established in connection with the Conversion. Richmond County Savings is also subject to dividend declaration restrictions imposed by New York State law. See "-- New York State Law."

INVESTMENT ACTIVITIES

     Since the enactment of FDICIA, all insured state-chartered banks, including savings banks and their subsidiaries, have generally been limited to activities as principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. FDICIA and the FDIC regulations thereunder permit certain exceptions to these limitations. For example, certain state-chartered banks, such as Richmond County Savings, may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq National Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. Such banks may also continue to sell savings bank life insurance. In addition, the FDIC is authorized to permit such institutions to engage in state authorized activities or investments that do not meet this standard (other than non-subsidiary equity investments) for institutions that meet all applicable capital requirements if it is determined that such activities or investments do not pose a significant risk to the BIF. The FDIC has recently proposed revisions to its regulations governing the procedures for institutions seeking approval to engage in such activities or investments.
These proposed revisions would, among other things, streamline certain application procedures for healthy banks and impose certain quantitative and qualitative restrictions on a bank's dealings with its subsidiaries engaged in activities not permitted for national bank subsidiaries. All non-subsidiary equity investments, unless otherwise authorized or approved by the FDIC, must have been divested by December 19, 1996, pursuant to a FDIC approved divestiture plan unless such investments were grandfathered by the FDIC. Richmond County Savings received grandfathering authority from the FDIC in February 1993 to invest in listed stocks and/or registered shares subject to the maximum permissible investment of 100% of Tier I capital, as specified by the FDIC's regulations, or the maximum amount permitted by the NYBL, whichever is less. Such grandfathering authority is subject to termination upon the FDIC's determination that such investments pose a safety and soundness risk to Richmond County Savings or in the event Richmond County Savings converts its charter, other than a mutual to stock conversion, or undergoes a change in control. As of September 30, 1998, Richmond County Savings had $47.2 million of securities which were permissible under such grandfathering authority.

TRANSACTIONS WITH AFFILIATES

     Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act (the "Federal Reserve Act"). An affiliate of a savings bank is any company or entity that controls, is controlled by, or is under common control with the savings bank, other than a nonbanking subsidiary of the bank. In a holding company context, at a minimum, the parent holding company of a savings bank and any companies which are controlled by such parent holding company are affiliates of the savings bank. The FRB has proposed regulations that would treat as an affiliate any subsidiary of a savings bank that engages in activities not permissible for the parent savings bank to engage in directly. Generally, Section 23A limits the extent to which the savings bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such savings bank's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. The term "covered transaction" includes the making of loans or other extensions of credit to an affiliate; the purchase of assets from an affiliate, the purchase of, or an investment in, the securities of an affiliate; the acceptance of securities of an affiliate as collateral for a loan or extension of credit to any person; or issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances on letters of credit issued on behalf of an affiliate.
Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the savings bank or its subsidiary as similar transactions with nonaffiliates.

     Further, Section 22(h) of the Federal Reserve Act restricts a savings bank with respect to loans to directors, executive officers, and principal stockholders. Under Section 22(h), loans to any director, executive officer and stockholder who controls, directly or indirectly, 10% or more of voting securities of a savings bank, and certain related interests of any of the foregoing, may not exceed, together with all other outstanding loans to such persons and affiliated entities, the savings bank's total unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers, and stockholders who control 10% or more of voting securities of a stock savings bank, and their respective related interests, unless such loan is approved in advance by a majority of the board of directors of the savings bank. Any "interested" director may not participate in the voting. The loan amount (which includes all other outstanding loans to such person) as to which such prior board of director approval is required, is the greater of $25,000 or 5% of capital and surplus or any loans over $500,000. Further, pursuant to Section 22(h), loans to directors, executive officers and principal stockholders must be made on terms, including interest rates and collateral, substantially the same as offered in comparable transactions to other persons, must involve no more than the normal risk of repayment or present other unfavorable features, and must be made using credit underwriting procedures that are not less stringent than those applicable in comparable transactions with other persons, except for extensions of credit made pursuant to a benefit or compensation program that is widely available to the institution's employees and does not give preference to insiders over other employees. Section 22(g) of the Federal Reserve Act places additional limitations on loans to executive officers.

ENFORCEMENT

     The FDIC has extensive enforcement authority over insured savings banks, including Richmond County Savings. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and to unsafe or unsound practices.

     The FDIC has authority under federal law to appoint a conservator or receiver for an insured savings bank under certain circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state savings bank if that savings bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the savings bank became "critically undercapitalized." For this purpose, "critically undercapitalized" means having a ratio of tangible equity to total assets of less than 2%. See "-- Prompt Corrective Regulatory Action." The FDIC may also appoint a conservator or receiver for an insured state savings bank on the basis of the institution's financial condition or upon the occurrence of certain events, including:

     (1) insolvency (whereby the assets of the savings bank are less than its liabilities to depositors and others);

     (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices;

     (3) existence of an unsafe or unsound condition to transact business;

     (4) likelihood that the savings bank will be unable to meet the demands of its depositors or to pay its obligations in the normal course of business; and

     (5) insufficient capital, or the incurring or likely incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment of capital without federal assistance.

INSURANCE OF DEPOSIT ACCOUNTS

     The FDIC has adopted a risk-based insurance assessment system. The FDIC assigns an institution to one of three capital categories based on the institution's financial information, as of the reporting period ending seven months before the assessment period, consisting of (1) "well capitalized,"
(2) "adequately capitalized" or (3) "undercapitalized," and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and additional information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Deposits of Richmond County Savings are presently insured by the BIF. Assessment rates for BIF deposits, exclusive of assessments for Financing Corporation ("FICO") bonds described below, currently range from 0 basis points to 27 basis points, and the FDIC has determined to retain such range of assessment rates for the second half of 1998. The FDIC is authorized to raise the assessment rates in certain circumstances, including to maintain or achieve the designated reserve ratio of 1.25%, which requirement the BIF currently meets. The FDIC has exercised its authority to raise rates in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of Richmond County Savings. In addition, recent legislation requires BIF insured institutions like Richmond County Savings to assist in the payment of FICO bonds.

     Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of Richmond County Savings does not know of any practice, condition or violation that might lead to termination of deposit insurance.

PAYMENT OF FICO BONDS

     Beginning on January 1, 1997, BIF deposits are also assessed for payments on bonds issued by FICO, which were issued in the late 1980's to recapitalize the predecessor SAIF. For the third quarter of 1998, the FICO assessment rates, on an annual basis, are 1.22 basis points for BIF-assessable deposits and 6.10 basis points for SAIF-assessable deposits. Full pro rata sharing of the FICO payments by BIF members will occur on the earlier of January 1, 2000 or the date the BIF and SAIF are merged.

FEDERAL RESERVE SYSTEM

     The FRB regulations require depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The FRB regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $47.8 million or less (subject to adjustment by the FRB) the reserve requirement is 3%; and for accounts greater than $47.8 million, the reserve requirement is $1.4 million plus 10% (subject to adjustment by the FRB between 8% and 14%) against that portion of total transaction accounts in excess of $47.8 million. The first $4.7 million of otherwise reservable balances (subject to adjustments by the FRB) are exempted from the reserve requirements. Richmond County Savings is in compliance with the foregoing requirements. Because required reserves must be maintained in the form of either vault cash, a non-interest-bearing account at a FRB or a pass-through account as defined by the FRB, the effect of this reserve requirement is to reduce Richmond County Savings' interest-earning assets.

COMMUNITY REINVESTMENT ACT

     FEDERAL REGULATION. Under the CRA, as implemented by FDIC regulations, a savings bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The FDIC utilizes a four-tier descriptive rating system in its CRA evaluations. Public disclosure is made of such evaluations.

     NEW YORK STATE REGULATION. Richmond County Savings is also subject to provisions of the NYBL that impose continuing and affirmative obligations upon banking institutions organized in New York State to serve the credit needs of its local community ("NYCRA"), which are substantially similar to those imposed by the Federal CRA. Pursuant to the NYCRA, a bank must file copies of all federal CRA reports with the NYBD. The NYCRA also requires the Superintendent to consider a bank's NYCRA rating when reviewing a bank's application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such assessment may serve as a basis for the denial of any such application. The New York regulations require a biennial assessment of a bank's compliance with the NYCRA, utilizing a four-tiered rating system, and require the NYBD to make available to the public such rating and a written summary of the results.

HOLDING COMPANY REGULATION

     FEDERAL REGULATION. As a unitary savings and loan holding company, Richmond County generally is not restricted under existing laws as to the types of business activities in which it may engage. Upon any non-supervisory acquisition by Richmond County of another savings association to be held as a separate subsidiary, the Company would become a multiple savings and loan holding company and would be subject to extensive limitations on the types of business activities in which it could engage. The Home Owners' Loan Act, as amended ("HOLA") limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act of 1956, as amended (the "BHC Act"), subject to the prior approval of the OTS, and to other activities authorized by OTS regulations. Multiple savings and loan holding companies are prohibited from acquiring or retaining, with certain exceptions, more than 5% of the voting shares of a non-subsidiary holding company or other company engaged in activities other than those permitted by the HOLA.

     The BIF and the SAIF are scheduled to merge on January 1, 1999 if there are no more savings associations as of that date. Several bills have been introduced in the current Congress that would eliminate the federal thrift charter and the OTS. The bill that was passed by the House of Representatives in May 1998 would subject unitary savings and loan holding companies to the activities restrictions generally applicable to other depository institution holding companies under the legislation and would not require state savings banks, such as Richmond County Savings, to change their charter. A grandfathering provision would allow existing unitary savings and loan holding companies to continue to engage in activities permitted a unitary savings and loan holding company under existing law and that grandfather could be transferred to acquirers. Unless the grandfather date in the bill is changed, Richmond County would qualify for the grandfather if the legislation is enacted. Richmond County Savings in unable to predict whether the legislation will be enacted or, given such uncertainty, determine the extent to which the legislation, if enacted, would affect its business.

     The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of the voting stock of another savings association or holding company thereof or from acquiring such an institution or company by merger, consolidation or purchase of its assets, without prior written approval of the OTS. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

     The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (1) interstate supervisory acquisitions by savings and loan holding companies, and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

     In order to elect and continue to be regulated as a savings and loan holding company by the OTS (rather than as a bank holding company by the FRB), Richmond County Savings must continue to qualify as a Qualified Thrift Lender ("QTL"). In order to qualify as a QTL, Richmond County Savings must maintain compliance with a Qualified Thrift Lender Test ("QTL Test"). Under the QTL Test, a savings institution is required to maintain at least 65% of its "portfolio assets" (total assets less:

     (1) specified liquid assets up to 20% of total assets;

     (2) intangibles, including goodwill; and

     (3) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least nine months out of each 12 month period.

A holding company of a savings institution that fails the QTL test must either convert to a bank holding company and thereby become subject to the regulation and supervision of the FRB or operate under certain restrictions. As of June 30, 1998, Richmond County Savings maintained in excess of 65% of its portfolio assets in qualified thrift investments. Richmond County Savings also met the QTL test in each of the prior 12 months and, therefore, met the QTL test. Recent legislative amendments have broadened the scope of "qualified thrift investments" that go toward meeting the QTL test to fully include credit card loans, student loans and small business loans.

A savings association may also satisfy the QTL test by qualifying as a "domestic building and loan association" as defined in the Code.

     NEW YORK STATE HOLDING COMPANY REGULATION. In addition to the federal holding company regulations, a bank holding company organized or doing business in New York State may be also subject to regulation under the NYBL. The term "bank holding company," for the purposes of the NYBL, is defined generally to include any person, company or trust that directly or indirectly either controls the election of a majority of the directors or owns, controls or holds with power to vote more than 10% of the voting stock of a bank holding company or, if the company is a banking institution, another banking institution, or 10% or more of the voting stock of each of two or more banking institutions, including commercial banks and state savings banks and savings and loan associations organized in stock form. In general, a holding company controlling, directly or indirectly, only one banking institution will not be deemed to be a bank holding company for the purposes of the NYBL. Under NYBL, the prior approval of the NYBD is required before:

     (1) any action is taken that causes any company to become a bank holding company;

     (2) any action is taken that causes any banking institution to become or to be merged or consolidated with a subsidiary of a bank holding company;

     (3) any bank holding company acquires direct or indirect ownership or control of more than 5% of the voting stock of a banking institution;

     (4) any bank holding company or subsidiary thereof acquires all or substantially all of the assets of a banking institution; or

     (5) any action is taken that causes any bank holding company to merge or consolidate with another bank holding company. Additionally, certain restrictions apply to New York State bank holding companies regarding the acquisition of banking institutions which have been chartered five years or less and are located in smaller communities. Officers, directors and employees of New York State bank holding companies are subject to limitations regarding their affiliation with securities underwriting or brokerage firms and other bank holding companies and limitations regarding loans obtained from its subsidiaries.

INTERSTATE BANKING AND BRANCHING

     Richmond County, as a savings and loan holding company, is limited under HOLA with respect to its acquisition of a savings association located in a state other than New York. In general, a savings and loan holding company may not acquire an additional savings association subsidiary that is located in a state other than the home state of its first savings association subsidiary unless such an interstate acquisition is permitted by the statutes of such other state. Many states, including New Jersey, permit such interstate acquisitions if the statutes of the home state of the acquiring savings and loan holding company satisfy various reciprocity conditions. New York is one of a number of states that permit out-of-state bank and savings and loan holding companies to acquire New York savings banks and savings associations.

     In contrast, bank holding companies are generally authorized to acquire banking subsidiaries in more than one state irrespective of any state law restrictions on such acquisitions. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking Act"), which was enacted on September 29, 1994, permits approval under the BHC Act of the acquisition of a bank located outside of the holding company's home state regardless of whether the acquisition is permitted under the law of the state of the acquired bank. The FRB may not approve an acquisition under the BHC Act that would result in the acquiring holding company controlling more than 10% of the deposits in the United States or more than 30% of the deposits in any particular state.

     In the past, branching across state lines was not generally available to a state bank such as Richmond County Savings. Out-of-state branches of savings banks are authorized under the NYBL, but similar authority does not exist generally under the laws of most other states. The Interstate Banking Act permitted, beginning June 1, 1997, the responsible federal banking agencies to approve merger transactions between banks located in different states, regardless of whether the merger would be prohibited under the law of the two states. The Interstate Banking Act also permitted a state to "opt in" to the provisions of the Interstate Banking Act prior to June 1, 1997, and permitted a state to "opt out" of the provisions of the Interstate Banking Act by adopting appropriate legislation, beginning June 1, 1997, before that date. Accordingly, the Interstate Banking Act, permits a bank, such as Richmond County Savings, to acquire branches in a state other than New York unless the other state has opted out of the Interstate Banking Act. New Jersey has not opted out of the Interstate Banking Act. The Interstate Banking Act also authorizes de novo branching into another state if the host state enacts a law expressly permitting out-of-state banks to establish such branches within its borders.

     The Interstate Banking Act may facilitate the further consolidation of the banking industry. The effect of the Interstate Banking Act on Richmond County Savings, if any, is likely to occur as banking institutions, state legislators, and bank regulators respond to the new federal regulatory structure. The states will have to establish appropriate corporate law, tax and regulatory structures to adjust to the growth of new interstate banks.

                 DESCRIPTION OF RICHMOND COUNTY CAPITAL STOCK

GENERAL

     The authorized capital stock of Richmond County consists of 75,000,000 shares of Richmond County Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share ("Richmond County Preferred Stock"), issuable in one or more series with such terms and at such times and for such consideration as the Richmond County Board determines. As of

July 17, 1998, 26,423,550 shares of Richmond County Common Stock and no shares of Richmond County Preferred Stock had been issued.

     As of September 30, 1998, 3,699,297 shares of Richmond County Common Stock had been reserved for issuance pursuant to the Richmond County Incentive Plan.

     The following description contains a summary of all the material features of the capital stock of Richmond County but does not purport to be complete and is subject in all respects to the applicable provisions of the DGCL.

COMMON STOCK

     The outstanding shares of Richmond County Common Stock are fully paid and nonassessable. Except as discussed below, holders of Richmond County Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and have no preemptive rights. Holders of Richmond County Common Stock are not entitled to cumulative voting rights with respect to the election of directors. The Richmond County Common Stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions.

     As provided in Richmond County's Certificate of Incorporation, for voting purposes, holders of Richmond County Common Stock who beneficially own in excess of 10% of the outstanding shares of Richmond County Common Stock (the "Limit") are not entitled to any vote in respect of the shares held in excess of the Limit and are not treated as outstanding for voting purposes. A person or entity is deemed to beneficially own shares owned by an affiliate of, as well as, by persons acting in concert with, such person or entity. Richmond County's Certificate of Incorporation authorized the board of directors (1) to make all determinations necessary to implement and apply the Limit, including determining whether persons or entities are acting in concert, and (2) to demand that any person who is reasonably believed to beneficially own stock in excess of the Limit to supply information to Richmond County to enable the Richmond County Board to implement and apply the Limit.

     Subject to the preferences applicable to any shares of Richmond County Preferred Stock outstanding at the time, holders of Richmond County Common Stock are entitled to dividends when and as declared by the Richmond County Board from funds legally available therefor and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.

     Richmond County's Certificate of Incorporation and Bylaws provide that the Richmond County Board is to be divided into three classes which shall be as nearly equal in number as possible. Directors are elected by classes to three-year terms, so that approximately one-third of the directors of Richmond County are elected at each special meeting of the stockholders. In addition, Richmond County's Bylaws provide that the power to fill vacancies is vested in the Richmond County Board. The overall effect of such provisions may be to prevent a person or entity from seeking to acquire control of Richmond County through an increase in the number of directors on the Richmond County Board and the election of designated nominees to fill such newly created vacancies.

PREFERRED STOCK

     Richmond County Preferred Stock may be issued with such designations, powers, preferences and rights as the Richmond County Board may from time to time determine. The Richmond County Board can, without stockholder approval, issue Richmond County Preferred Stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Richmond County Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control. Richmond County presently does not have plans to issue Richmond County Preferred Stock.

                 COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS

GENERAL

     Richmond County is a Delaware corporation subject to the provisions of the DGCL. Ironbound is a New Jersey corporation subject to the New Jersey Statutes, Annotated ("NJSA"). If the Ironbound Merger is consummated, the holders of Ironbound Common Stock, whose rights are currently protected by the NJSA and governed under the Ironbound Certificate of Incorporation and the Ironbound Bylaws will, at the Ironbound Effective Time, become stockholders of Richmond County whose rights will be protected by DGCL Law and governed under the Richmond County Certificate of Incorporation and Richmond County Bylaws. The material differences between the rights of the holders of Ironbound Common Stock and the rights of holders of Richmond County Common Stock under the DGCL and NJSA, respectively, and as described in the respective company's certificates of incorporation and bylaws, are summarized below. Except for the provisions described below, the Richmond County Certificate of Incorporation and the Richmond County Bylaws are substantially equivalent to the Ironbound Certificate of Incorporation and the Ironbound Bylaws. Except for the distinctions between the DGCL and the NJSA noted below, Ironbound's rights as stockholders under the DGCL will be substantially equivalent to their rights under the NJSA.

     The following summary does not purport to be a complete statement of the differences affecting the rights of holders of Richmond County Common Stock and Ironbound Common Stock under the DGCL and their respective certificates of incorporation and bylaws. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the governing corporate instruments of Richmond County and Ironbound.

     Copies of such governing documents of Richmond County and Ironbound are available, without charge, to any person, including any beneficial owner, to whom this Proxy Statement/Prospectus is delivered, on written or oral request. In the case of documents relating to Richmond County, requests should be made to Richmond County Financial Corp., 1214 Castleton Avenue, Staten Island, New York 10310, Attention: Thomas R. Cangemi, telephone number (718) 448-2800. In the case of Ironbound, requests should be made to Ironbound Bankcorp, NJ, 36 Pacific Street at New York Avenue, Newark, New Jersey 07105, Attention: Corporate Secretary, telephone number
(973) 589-3800.

NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS

     RICHMOND COUNTY. Richmond County's Bylaws do not provide for a minimum nor a maximum number of members that must or may serve on the Richmond County Board. The number of members of the Richmond County Board shall be the number so designated by the Richmond County Board. In the absence of such designation, the number of the members of the Richmond County Board shall be eight.

     IRONBOUND. Ironbound's Bylaws provide that there shall be not less than five and no more than 25 members on the Ironbound Board who are stockholders of record. Upon the formation of Ironbound, the number of members on the Ironbound Board was nine.

ELECTION OF THE BOARD OF DIRECTORS

     RICHMOND COUNTY. Pursuant to the Richmond County Bylaws, the Richmond County Directors are divided into three classes. Each year, the term of one of the three classes expires. The term of the first class expires at the annual meeting of stockholders held on September 29, 1998; the term of the second class expiring at the annual meeting of stockholders one year thereafter; and the term of the third class expires at the annual meeting of stockholders two year thereafter. Replacement directors for those directors whose term expires are elected at the Richmond County annual stockholders meeting. Directors elected at each annual stockholders' meeting to succeed those directors whose terms have expired will be elected for a term of office that expires at the third succeeding annual stockholders' meeting after their election. Directors must be nominated in accordance with the notice requirements noted below under "Conduct of Business."

     IRONBOUND. Pursuant to the Ironbound Bylaws, Ironbound directors are elected for one year terms at each annual stockholders' meeting. Additionally, between annual meetings, the Ironbound Board may increase the number of Ironbound directors by up to two directors and may appoint persons to fill those board seats. There are no nomination procedures specified in the Ironbound Bylaws.

PRE-EMPTIVE RIGHTS

     RICHMOND COUNTY. Richmond County stockholders are not afforded any pre-emptive rights.

     IRONBOUND. Pursuant to the Ironbound Certificate of Incorporation, each share of Ironbound Common Stock has pre-emptive rights.

VOTING RIGHTS

     RICHMOND COUNTY. The Richmond County Certificate of Incorporation provides that in no event shall any record owner of any outstanding Richmond County Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then-outstanding shares of Common Stock be entitled or permitted to any vote in respect of the shares held in excess of the Limit. "Limit" means 10% of the then-outstanding shares of Richmond County Common Stock. The number of votes which may be cast by such person beneficially owning shares in excess of the Limit is: the total number of votes which a single record owner of all Richmond County Common Stock beneficially owned by such person would be entitled to cast, multiplied by a fraction, the numerator of which is the number of shares of such class or series which are both beneficially owned by such person and owned of record by such record owner, and the denominator of which is the total number of shares of Richmond County Common Stock beneficially owned by such person owning shares in excess of the Limit.

     IRONBOUND. Stockholders of Ironbound have no corresponding voting rights limit.

REMOVAL OF DIRECTORS

     RICHMOND COUNTY. The Richmond County Certificate of Incorporation provides that, subject to the rights of holders of any series of preferred stock then-outstanding, any director, or the entire Richmond County Board, may be removed from office at any time for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of Richmond County capital stock entitled to vote in the election of directors.

     IRONBOUND. The Ironbound Certificate of Incorporation does not contain a corresponding provision. However, the Ironbound Bylaws require an affirmative vote of at least two-third's of the entire Ironbound Board to remove an Ironbound director.

SPECIAL MEETINGS OF THE STOCKHOLDERS

     RICHMOND COUNTY. The Richmond County Bylaws provide that, subject to the rights of the holders of any class or series of preferred stock, special meetings of stockholders may be called only by a resolution adopted by a majority of the total number of directors which Richmond County would have if there were no vacancies on the Richmond County Board.

     IRONBOUND. The Ironbound Bylaws provide that a special meeting of the Ironbound stockholders may be called when ordered by the Chairman, the President, by at least two-thirds of the entire Ironbound Board, or by stockholders holding, in the aggregate, at least fifty percent of the outstanding shares of Ironbound Common Stock.

     DELAWARE. Under Delaware law, special meeting of stockholders may be called by the board of directors or such persons authorized in the company's certificate of incorporation or bylaws.

     NEW JERSEY. Under New Jersey law, a special meeting of stockholders may be called by the president or the board, or by such other officers, directors or stockholders as provided in the bylaws. Notwithstanding the foregoing, upon the application of not less than 10% of the stockholders entitled to vote, the Superior Court may for good cause shown order a special meeting of stockholders.

ANNUAL MEETING OF STOCKHOLDERS

     RICHMOND COUNTY. Each Richmond County annual meeting of stockholders shall take place within 13 months of the prior annual meeting.

     IRONBOUND. Each Ironbound annual meeting is required to be held on the fourth Wednesday in April. In the event such date falls on a legal holiday, then the annual meeting shall be held on the following business day.

ORGANIZATION

     RICHMOND COUNTY. The Richmond County Board shall designate a person to preside over the Richmond County annual meeting of stockholders. In the absence of such a designation, the Chairman of the Richmond County Board shall preside over the Richmond County annual meeting of stockholders. In the Chairman's absence, the holders of a majority of shares of Richmond County Common Stock present at the meeting shall choose who presides over the meeting.

     IRONBOUND. The Chairman of the Ironbound Board shall preside over the Ironbound annual meeting of stockholders. In the Chairman's absence, the Vice-Chairman or the President and Chief Executive Officer will preside. In their absence, the directors will select another member of the Ironbound Board to preside.

CONDUCT OF BUSINESS

     RICHMOND COUNTY. The Richmond County Bylaws require the chairman of the meeting to determine the order of business and the procedures to be followed at the meeting. The Richmond County Bylaws also require that the date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting be announced at the meeting. In order for business to be brought before a meeting, the business must relate to a proper subject matter for stockholder action and it must be timely delivered to Richmond County in accordance with the notice requirements articulated in the Richmond County Bylaws. To be timely, the notice must be delivered to Richmond County not less than 90 days before the annual meeting if less than 100 days notice of the meeting was furnished to stockholders, notice must be received not later than the close of business on the tenth day following the day on which the notice was mailed, in order for it to be considered timely.

     IRONBOUND. The Ironbound Bylaws do not require that the annual meeting's chairman determine the order of business or the procedures to be followed at the meeting. Moreover, the Ironbound Bylaws do not require that the date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting must be announced. The Ironbound notice requirements are similar to the Richmond County notice requirements, except that notice must be delivered to Ironbound not less than 60 days nor more than 90 days prior to the date of the meeting.

LIST OF STOCKHOLDERS

     RICHMOND COUNTY. In conformity with Delaware law, the Richmond County Bylaws require that a stockholders' list be available for examination by Richmond County stockholders during ordinary business hours for a period of at least ten business days prior to, and at, the Richmond County stockholders' meetings.

     IRONBOUND. In conformity with New Jersey law, the Ironbound Bylaws require that a complete stockholders' list be present and available for examination at the Ironbound stockholders' meeting.

AMENDMENT TO BYLAWS

     RICHMOND COUNTY. The Richmond County Certificate of Incorporation and Bylaws provide that the bylaws may be amended by a majority vote of the Richmond County Board or by at least 80% of the voting power of all the then-outstanding shares of voting stock.

     IRONBOUND. The Ironbound Bylaws provide that, subject to alteration or repeal by the Ironbound stockholders at any meeting, the Ironbound Bylaws may be amended by an affirmative vote of at least two-thirds of the members of the Ironbound Board.

     DELAWARE. Stockholders have power to make, alter or repeal a company's bylaws. The company may also give that power to the board of directors by so providing in its certificate of incorporation.

     NEW JERSEY. The board of directors has the power to make, alter and repeal a company's bylaws unless the certificate of incorporation reserves the power for the stockholders.

MERGER OR BUSINESS COMBINATION

     RICHMOND COUNTY. The Richmond County Certificate of Incorporation requires that any merger or business combination of Richmond County or any of its subsidiaries with an "Interested Stockholder" (as defined in the Certificate of Incorporation) or any other corporation that is or would be an affiliate of an Interested Stockholder, requires the affirmative vote of at least 80% of the voting power of the then-outstanding stock of Richmond County entitled to vote.

     IRONBOUND. Neither the Ironbound Certificate of Incorporation nor the Ironbound Bylaws contains a corresponding provision.

     DELAWARE. Delaware law prohibits a corporation from engaging in a merger or consolidation with the corporation of an Interested Stockholder for three years following the date that the person became an Interested Stockholder unless:

     (1) the board of directors approved either the disposition of assets or the transaction that made the stockholder become an Interested Stockholder;

     (2) the Interested Stockholder purchased at least 85% of the outstanding voting shares in the transaction with which the Interested Stockholder became an Interested Stockholder (the shares owned by persons who are both officers and directors of the company and shares in employee stock plans do not count towards the number of outstanding shares); or

     (3) the disposition is approved by a two-thirds vote on disinterested stockholders.

     NEW JERSEY. New Jersey law prohibits a corporation from engaging in a merger or consolidation with the corporation of an Interested Stockholder for three years following the date that the person became an Interested Stockholder unless:

     (1) the board of directors approved either the disposition of assets prior to the Stockholder becoming an Interested Stockholder;

     (2) the disposition is approved by a two-thirds vote on disinterested stockholders; or

     (3) the disposition meets criteria certain pricing criteria.

              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                             FINANCIAL STATEMENTS

     The following statements set forth certain selected condensed financial information for Richmond County, Bayonne and Ironbound, on an unaudited pro forma condensed combined consolidated basis giving effect to the Bayonne Merger and the Ironbound Merger applying the purchase method of accounting. The pro forma condensed statements of income reflecting the Bayonne Merger and the Ironbound Merger assume the acquisitions of Bayonne and Ironbound were consummated on the first day of each of the periods presented. Due to Richmond County, Bayonne and Ironbound having different fiscal year ends, the pro forma condensed statement of income for the year ended June 30, 1998, reflects the combination of each entity's most recent fiscal year end with Richmond County's June 30 fiscal year end.

     The unaudited pro forma condensed balance sheet presents the combined financial position of Richmond County, Bayonne and Ironbound as of September 30, 1998. The unaudited pro forma condensed balance sheet reflects (1) the acquisition of Bayonne and the acquisition of Ironbound applying the purchase method of accounting; and (2) certain adjustments that are directly attributable to the Bayonne Merger and the Ironbound Merger, including allocation of the purchase price for both mergers. The pro forma condensed balance sheet assumes that the acquisition of Bayonne and the acquisition of Ironbound were consummated as of September 30, 1998.

     The unaudited pro forma condensed financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management of Richmond County, Bayonne and Ironbound. This pro forma information may not be indicative of what actual results would have been, nor does such data purport to represent the combined financial results of Richmond County, Bayonne and Ironbound for future periods.

     There may be certain cost savings and/or revenue enhancements that will result from the Bayonne Merger and the Ironbound Merger; the information furnished in the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements does not reflect either the expected cost savings or the revenue enhancements that may or may not be achieved.

                        RICHMOND COUNTY FINANCIAL CORP.
                            BAYONNE BANCSHARES, INC.
                             IRONBOUND BANKCORP, NJ
              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                        STATEMENT OF FINANCIAL CONDITION
                                  (UNAUDITED)

                             AT SEPTEMBER 30, 1998
                    (In thousands, except per share amounts)

                           --------------------------------------------------------------------------------------------------------
                                                                           RICHMOND
                                                                            COUNTY/                                    ALL COMBINED
                               RICHMOND                    PRO FORMA        BAYONNE                     PRO FORMA      TRANSACTIONS
                                COUNTY      BAYONNE       ADJUSTMENTS      PRO FORMA    IRONBOUND      ADJUSTMENTS       PRO FORMA
                           --------------------------------------------------------------------------------------------------------
ASSETS:
 Cash and due from banks...   $   22,764    $  3,042      $ (4,862)/(2)/   $   25,025    $  4,070       $(2,031)/(5)/    $   27,064
                                                             4,081/(3)/
 Federal funds sold........        4,200           5                            4,205      12,318                            16,523
 Securities
  held-to-maturity.........           --      11,708           220/(3)/        11,928      42,632            92/(6)/         55,149
 Securities available for
  sale, net................      831,670     324,457                        1,156,127      11,216                         1,166,845
 Loans receivable:
   Real estate mortgage
    loans..................      765,799     278,719          (804)/(3)/    1,043,714      38,467          (250)/(6)/     1,081,931
   Other loans.............       16,679      33,105                           49,784       3,335                            53,119
   Less allowance for loan
    losses.................       (7,920)     (3,035)                         (10,955)       (857)                          (11,812)
                              ----------    --------      --------         ----------    --------       -------          ----------
 Total loans receivable,
  net......................      774,558     308,789          (804)         1,082,543      40,945          (250)          1,123,238
 Federal Home Loan Bank of
   New York stock..........       20,375      10,511                           30,886          --                            30,886
 Banking premises and
  equipment, net...........       13,530       5,524           881/(3)/        19,935       2,630           100/(6)/         22,665
 Accrued interest
  receivable...............       11,514       3,901                           15,415         785                            16,200
 Excess of cost over fair
  value of net
   assets acquired and
    other intangibles......           --          --        28,560/(4)/        28,560          --        16,130/(7)/         44,690
 Other real estate owned...          340         501                              841         149                               990
 Other assets..............       13,664       4,219                           17,883         427                            18,311
                              ----------    --------      --------         ----------    --------       -------          ----------
   Total assets............   $1,692,615    $672,657      $ 28,076         $2,393,348    $115,172       $14,041          $2,522,561
                              ==========    ========      ========         ==========    ========       =======          ==========
LIABILITIES AND
 STOCKHOLDERS' EQUITY:
 Liabilities:
   Deposits................   $  953,506    $420,749      $   (906)/(3)/   $1,373,349    $102,828      $    (69)/(6)/    $1,476,108
   Borrowings..............      400,000     146,750         1,832/(3)/       548,582          --                           548,582

   Accrued expenses and
    other liabilities......        9,283      10,006          (380)/(3)/       18,675         815             4/(6)/         19,494
                                                              (234)/(3)/
                                                                                                                                 --
                              ----------    --------      --------         ----------    --------      --------          ----------
    Total liabilities......    1,362,789     577,505           312          1,940,606     103,643           (65)          2,044,184
 Stockholders' equity:
   Preferred stock.........           --          --                               --          --                                --
   Common stock............          264          91           (91)/(8)/          360       5,213        (5,213)/(8)/           374
                                                                96/(2)/            --                        14/(5)/
   Additional
    paid-in-capital........      254,288      60,995       (60,995)/(8)/      379,928       4,301        (4,301)/(8)/       405,549
                                                           125,640/(2)/                                  25,621/(5)/
     Retained earnings-
      substantially
       restricted..........      107,529      44,999       (44,999)/(8)/      107,529       2,631        (2,631)/(8)/       107,529
   Unallocated common
    stock held
     by the ESOP...........      (33,274)     (4,081)        4,081/(8)/       (33,274)         --                           (33,274)
   Unamortized Management
    Retention Plan shares..           --      (2,987)        2,987/(8)/        (2,820)         --                            (2,820)
                                                            (2,820)/(3)/           --                                            --
   Treasury stock..........           --          --                               --        (672)          672/(8)/             --
   Comprehensive income:
    Unrealized gain (loss)
     on securities
     available-for-sale,
     net of taxes..........        1,019      (3,865)        3,865/(8)/         1,019          56           (56)/(8)/         1,019
                              ----------    --------     ---------         ----------    --------      --------          ----------
    Total stockholders'
     equity................      329,826      95,152        27,764            452,742      11,529        14,106             478,377

   Total liabilities and
    stockholders'
     equity................   $1,692,615    $672,657     $  28,076         $2,393,348    $115,172      $ 14,041          $2,522,561
                              ==========    ========     =========         ==========    ========      ========          ==========


     See "NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS."

                        RICHMOND COUNTY FINANCIAL CORP.
                            BAYONNE BANCSHARES, INC.
                             IRONBOUND BANKCORP, NJ
              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                              STATEMENT OF INCOME

                                                     FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
                                                       (In thousands, except per share amounts)
                               --------------------------------------------------------------------------------------------
                                                                           RICHMOND
                                                                            COUNTY/
                                                                            BAYONNE                                 ALL COMBINED
                             RICHMOND                     PRO FORMA           PRO       IRON-        PRO FORMA      TRANSACTIONS
                              COUNTY       BAYONNE       ADJUSTMENTS         FORMA      BOUND       ADJUSTMENTS       PRO FORMA
                            -----------  ----------  ---------------  --------------- ---------- ----------------- -----------------
Interest income............ $    27,662  $   11,137      (2)/(9)/   $    38,797       $    1,950    $ (28)/(10)/   $    40,719
Interest expense...........      12,599       6,735      58/(9)/         19,392              697       (2)/(10)/        20,087
                            -----------  ----------  ------         -----------       ----------    -----          -----------
Net interest income........      15,063       4,402     (60)             19,405            1,253      (26)              20,632
Provision for loan
  losses...................         750          75      --                 825               --       --                  825
                            -----------  ----------  ------         -----------       ----------    -----          -----------
Net interest income after
  provision for loan
  losses...................      14,313       4,327     (60)             18,580            1,253      (26)              19,807
Non-interest income........       1,844         538      --               2,382              172       --                2,554
Non-interest expense.......       7,632       2,768     476/(4)(11)/     10,876              902      269/(7)(11)/      12,047
                            -----------  ----------  ------         -----------       ----------    -----          -----------
Income before income
  taxes....................       8,525       2,097    (536)             10,086              523     (295)              10,314
Provision for income
  taxes....................       3,171         776     (18)              3,929/(12)/        186     (178)               3,937/(12)/
                            -----------  ----------  ------         -----------       ----------    -----          -----------
Net income................. $     5,354  $    1,321  $ (518)        $     6,157       $      337    $(117)               6,377
                            ===========  ==========  =====          ===========       ==========    =====          ===========
Weighted average shares
  outstanding:
 Basic..................... $24,362,800   9,041,000                  33,938,302          997,158                    35,384,181
 Diluted...................  24,362,800   9,174,637                  34,078,621        1,031,527                    35,558,869
Earnings per share:
 Basic..................... $      0.22  $     0.15                 $      0.18       $     0.34                   $      0.18
 Diluted................... $      0.22  $     0.15                 $      0.18       $     0.34                   $      0.18



     See "NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS."

                        RICHMOND COUNTY FINANCIAL CORP.
                           BAYONNE BANCSHARES, INC.
                            IRONBOUND BANKCORP, NJ
              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                              STATEMENT OF INCOME

                   FOR THE TWELVE MONTHS ENDED JUNE 30, 1998
                   (In thousands, except per share amounts)

                                        ------------------------------------------------------------------------
                                                                                                      RICHMOND
                                                                                                       COUNTY/
                                         RICHMOND                              PRO FORMA               BAYONNE
                                          COUNTY             BAYONNE          ADJUSTMENTS             PRO FORMA
                                        ----------          ---------         -----------            -----------
Interest income.......................  $   86,754          $  40,860           $      (9)/(9)/      $   127,605
Interest expense......................      37,512             24,872                 229/(9)/            62,613
                                        ----------          ---------           ---------            -----------
Net interest income...................      49,242             15,988                (238)                64,992
Provision for loan losses.............       2,200                180                  --                  2,380
                                        ----------          ---------           ---------            -----------
Net interest income after
 provision for loan losses............      47,042             15,808                (238)                62,612
Non-interest income...................       3,601              1,343                  --                  4,944
Contribution to the Foundation........      19,558                 --                  --                 19,558
Non-interest expense..................      24,488             10,170               1,904                 36,562
                                        ----------          ---------           ---------            -----------
Income before income taxes............       6,597              6,981              (2,142)                11,436
Provision (benefit) for income taxes..       2,071              2,602                (484)                 4,189/(12)/
                                        ----------          ---------           ---------            -----------
Net income............................  $    4,526          $   4,379           $  (1,658)           $     7,247
                                        ==========          =========           =========            ===========
Weighted average shares outstanding:
 Basic................................  24,328,143          8,865,966                                33,903,645
 Diluted..............................  24,328,143          8,963,512                                34,006,069
Earnings (loss) per share:
 Basic................................  $    (0.16)         $    0.49                                $     0.21
 Diluted..............................  $    (0.16)         $    0.49                                $     0.21

                                         ------------------------------------------------------
                                                                                        ALL
                                                                                     COMBINED
                                                                PRO FORMA          TRANSACTIONS
                                         IRONBOUND             ADJUSTMENTS          PRO FORMA
                                         ---------            ------------         ------------
Interest income.......................   $   7,695            $       (110)/(10)/    $  135,190
Interest expense......................       2,610                      (9)/(10)/        65,214
                                         ---------            ------------           ----------
Net interest income...................       5,085                    (101)              69,976
Provision for loan losses.............          --                      --                2,380
                                         ---------            ------------           ----------
Net interest income after
 provision for loan losses............       5,085                    (101)              67,596
Non-interest income...................         723                      --                5,667
Contribution to the Foundation........          --                      --               19,558
Non-interest expense..................       3,843                   1,075               41,480
                                         ---------            ------------           ----------
Income before income taxes............       1,965                  (1,176)              12,225
Provision (benefit) for income taxes..         704                    (717)               4,177/(12)/
                                         ---------            ------------           ----------
Net income............................   $   1,261            $       (459)          $    8,048
                                         =========            ============           ==========
Weighted average shares outstanding:
 Basic................................   1,035,461                                   35,349,524
 Diluted..............................   1,058,163                                   35,474,650
Earnings (loss) per share:
 Basic................................   $    1.22                                   $     0.23
 Diluted..............................   $    1.19                                   $     0.23

     See "NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS."

                        RICHMOND COUNTY FINANCIAL CORP.
                            BAYONNE BANCSHARES, INC.
                             IRONBOUND BANKCORP, NJ


                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                   COMBINED CONSOLIDATED FINANCIAL STATEMENTS


(1)  Basis of Presentation

     The Unaudited Pro Forma Condensed Combined Consolidated Statement of Financial Condition as of September 30, 1998 has been prepared as if the Ironbound Merger and the Bayonne Merger had been consummated on that date. The Unaudited Pro Forma Condensed Combined Consolidated Statement of Income for the fiscal year ended June 30, 1998 and the three months ended September 30, 1998 were prepared as if the Ironbound Merger and the Bayonne Merger had been consummated on July 1, 1997. The Unaudited Pro Forma Combined Condensed Financial Statements are based on the historical financial statements of Richmond County, Ironbound and Bayonne after giving effect to the Ironbound Merger and the Bayonne Merger under the purchase method of accounting and the assumptions and adjustments in the notes that follow.

     Assumptions relating to the pro forma adjustments set forth in the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements are summarized as follows:

          (i) Estimated fair values - Estimated fair values for securities held-to-maturity, loans, deposits and borrowings were obtained from Bayonne's 1998 Annual Report to Shareholders -- Footnote number 15 of "Notes to Consolidated Financial Statements" -- Fair Value of Financial Instruments and Ironbound's 1997 Annual Report to Shareholders -- Footnote 11 of "Notes to Consolidated Financial Statements" -- Fair Value of Financial Instruments. The resulting net discount/premium on securities held-to-maturity and loans, respectively, for purposes of these pro forma financial statements, is being accreted/amortized to interest income on a straight-line basis over four and ten years, respectively. The actual discount/premium will be accreted/amortized to interest income to produce a constant yield to maturity. The resulting net premium and discount on deposits and borrowings, respectively, is being amortized/accreted into interest expense on a straight-line basis over the remaining estimated lives of five years.

(2) The cost to acquire Bayonne has been allocated as described in the table below:

Value of Richmond County Common Stock issued to acquire Bayonne
  Common Stock (assumes 9,119,526 shares of Bayonne Common Stock multiplied by 1.05 and the price per share of $13.131, the closing average price of Richmond
   County Common Stock for the five day period before and after the announcement of the Amended and Restated Bayonne Merger Agreement)..............................  $125,736
Acquisition - related costs:
  Transaction costs incurred by Richmond County.......................................     2,700
  Severance and other payouts to Bayonne employees, net of tax........................     2,162
Total acquisition - related costs.....................................................     4,862
                                                                                        --------

  Total costs.........................................................................  $130,598
                                                                                        ========

(3) Purchase accounting adjustments recorded for the Bayonne transaction were as follows:

Bayonne net assets-historical at September 30, 1998........................................  $ 95,152
  Adjustments to Bayonne's statement of condition:
   Termination of the Bayonne ESOP (Payoff of intercompany
          loan payable)....................................................................     4,081
    Termination of the Bayonne ESOP (Payoff of loan payable with third party)..............       380
    Merging of the Bayonne 1995 RRP shares into the Richmond County........................     2,820
     Management Retention Plan Trust
  Fair value adjustments:
   Securities held-to-maturity.............................................................       220
   Loans receivable........................................................................      (804)
   Premises and equipment, net.............................................................       881
   Deposits................................................................................       906
   Borrowings..............................................................................    (1,832)
                                                                                             --------
  Subtotal - net fair value adjustments....................................................      (629)
  Tax effects of fair value adjustments....................................................       234
                                                                                             --------
  Total net adjustments to net assets acquired.............................................     6,886
                                                                                             --------
  Net assets acquired......................................................................  $102,038
                                                                                             ========

(4) Excess of cost over fair value of net assets acquired for the Bayonne Merger was calculated as follows:

Total cost.................................................................................  $130,598
Net assets acquired........................................................................  (102,038)
                                                                                             --------
Total excess of cost over fair value of net assets acquired
      generated from the Bayonne Merger....................................................  $ 28,560
                                                                                             ========

(5) The cost to acquire Ironbound has been allocated as described in the table below:

Value of Richmond County Common Stock issued to acquire Ironbound
  Common Stock (assumes 997,158 shares of Ironbound Common Stock multiplied by 1.45 and the price per share of $17.73, the closing average price of Richmond County Common
   Stock for the five day period before and after the announcement of the Ironbound Merger)
                                                                                                $25,635


Acquisition - related costs:
  Transaction costs incurred by Richmond County............................................         675
  Severance and other payouts to Ironbound employees.......................................       1,356
                                                                                                -------
Total acquisition - related costs..........................................................       2,031
                                                                                                -------

  Total costs...............................................................................    $27,666
                                                                                                =======

(6) Purchase accounting adjustments recorded for the Ironbound Merger were as follows:

Ironbound net assets-historical at September 30, 1998......................................     $11,529
  Fair value adjustments:
  Securities held-to-maturity..............................................................          92
  Loans receivable.........................................................................        (250)
  Premises and equipment, net..............................................................         100
  Deposits.................................................................................          69
                                                                                                -------
  Subtotal - net fair value adjustments....................................................          11
  Tax effects of fair value adjustments at 37.2%...........................................          (4)
                                                                                                -------
  Total net adjustments to net assets acquired.............................................           7
                                                                                                -------
  Net assets acquired......................................................................     $11,536
                                                                                                =======

(7) Excess of cost over fair value of net assets acquired for the Ironbound Merger was calculated as follows:

Total cost                                                     $ 27,666
                                                               --------
Net assets acquired                                             (11,536)
                                                               --------
Total excess of cost over fair value of net assets acquired    $ 16,130
       generated from the Ironbound Merger                     ========

(8) Purchase accounting adjustments to eliminate Bayonne's and Ironbound's stockholders' equity accounts.

(9) Pro forma adjustments to interest income and interest expense were calculated for the Bayonne Merger as follows:

                                                           For The              For The
                                                      Fiscal Year Ended    Fiscal Year Ended
                                                        June 30, 1998     September 30, 1998
                                                      -----------------   ------------------
Reduction in interest income for cash utilized
 for transaction costs (based on an
 average annual rate of 5.49%.......................       $ (34)                $ (8)
Amortization of premium on fixed assets (20 years)..         (55)                 (14)
Accretion of discount on  loans (10 years)..........          80                   20
                                                           -----                 ----
     Total net adjustments to
          interest income...........................       $  (9)                $ (2)
                                                           =====                 ====

Amortization of premium on fixed assets (20 years)..       $  44                 $ 11
Accretion of discount on deposits (5 years).........        (181)                 (45)
Amortization of premium on borrowings (5 years).....         366                   92
                                                           -----                 ----
     Total net adjustments to
          interest expense..........................       $ 229                 $ 58
                                                           =====                 ====


(10) Pro forma adjustments to interest income and interest expense were calculated for the Ironbound Merger as follows:



                                                           For The              For The
                                                      Fiscal Year Ended   Three Months Ended
                                                        June 30, 1998     September 30, 1998
                                                    -------------------   ------------------
Reduction in interest income for cash utilized
 for transaction costs (based on an
 average annual rate of 5.49%.......................       $(112)                $(28)
Amortization of premium on fixed assets (4 years)...         (23)                  (6)
Accretion of discount on  loans (10 years)..........          25                    6
     Total net adjustments to
          interest income...........................       $(110)                $(28)
                                                           =====                 ====

Amortization of premium on fixed assets (20 years)..       $   5                 $  1
Accretion of discount on deposits (5 years).........         (14)                  (3)
                                                           -----                 ----
     Total net adjustments to
          interest expense..........................       $  (9)                $ (2)
                                                           =====                 ====

(11) The amortization of the excess of cost over the fair value of net assets acquired for the Bayonne Merger and Ironbound Merger is assumed straight-line over a period of fifteen years.

(12) Income tax expense was calculated using Richmond County's actual three months ended September 30, 1998 and fiscal year ended June 30, 1998 effective tax rates of 37.2% and 31.4%, respectively, adjusted for the non-deductibility of the amortization charge of the excess of cost over fair value of net assets acquired.

(13) Basic earnings per share is calculated by dividing net income since the Conversion on February 18, 1998 by the weighted average number of common shares outstanding. Diluted earnings per common share is calculated using the same method as basic earning per common share, but reflects potential dilution of common stock equivalents. Basic and diluted weighted average number of common stock and common stock equivalents utilized for the calculation of earnings per share for the periods presented were calculated using Richmond County's historical weighted average common stock and common stock equivalents plus 9,575,502 and 1,445,879, and common stock equivalents, when dilutive, issued to Bayonne and Ironbound stockholders, respectively, under the terms of the Bayonne Merger and the Ironbound Merger.

(14) The following table summarizes the estimated impact of the amortization and accretion of the purchase accounting adjustments made in connection with the Bayonne Merger and Ironbound Merger on Richmond County's results of operations for the years indicated:


 PROJECTED FUTURE      EXCESS OF COST
  AMOUNTS FOR THE      OVER FAIR VALUE       NET       NET DECREASE
FISCAL YEARS ENDED      OF NET ASSETS    (ACCRETION)    IN INCOME
     JUNE 30,             ACQUIRED      AMORTIZATION   BEFORE TAXES
-------------------    ---------------  ------------   ------------
1999                           $ 2,979       $   193        $ 3,172
2000                             2,979           193          3,172
2001                             2,979           193          3,172
2002                             2,979           193          3,172
2003                             2,979           115          3,094
2004 and thereafter             29,796        (1,505)        28,291
                               -------       -------        -------

                               $44,691       $  (618)       $44,073
                               =======       =======        =======

                                  LEGAL MATTERS

  The validity of the shares of Richmond County Common Stock which will be issued in the Mergers will be passed upon for Richmond County by Muldoon, Murphy & Faucette, Washington, D.C. In addition, Muldoon, Murphy & Faucette, Washington, D.C., will pass upon the tax-free nature of the Ironbound Merger for Richmond County. Luse Lehman Gorman Pomerenk & Schick, P.C., Washington, D.C. will pass upon the tax-free nature of the Ironbound Merger for Ironbound.

                                    EXPERTS

  The consolidated financial statements of Richmond County Financial Corp. and subsidiary as of June 30, 1998 and 1997, and for each of the years in the three-year period ended June 30, 1998, incorporated by reference in the 1998 Richmond County Form 10-K and incorporated by reference herein, and in the Registration Statement of which this Proxy Statement/Prospectus is a part, have been so incorporated by reference in reliance upon the report of Ernst & Young LLP, independent public accountants and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Ironbound Bankcorp, NJ and Subsidiary as of December 31, 1997 and 1996, and for each of the years in the two-year period ended December 31, 1997, included in the Registration Statement of which this Proxy Statement/Prospectus is a part, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority so incorporated by reference in reliance upon the report of Deloitte & Touche LLP, independent public accountants and upon the authority of said firm as experts in accounting and auditing.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.   Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law ("DGCL"), inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Similar indemnity is authorized for such person against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Any such indemnification and advancement of expenses provided under Section 145 shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him, and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

     The Registrant has also entered into employment agreements with certain executive officers, which agreements require that the Registrant maintain a directors' and officers' liability policy for the benefit of such officers and that the Registrant will indemnify such officers to the fullest extent permitted by law.

     In addition, pursuant to the Ironbound Merger Agreement, the Registrant has agreed that, for a period of three years following the Ironbound Effective Time of the Ironbound Merger, the Registrant will indemnify and hold harmless each present and former director and officer of Ironbound or its direct or indirect subsidiaries, and each officer or employee of Ironbound or its direct or indirect subsidiaries who is serving or has served as a director or trustee of another entity expressly at Ironbound's request or direction, with respect to matters existing or occurring prior to the Ironbound Effective Time of the Ironbound Merger.

     In accordance with the DGCL (being Chapter 1 of Title 8 of the Delaware
Code), Articles 10 and 11 of the Registrant's Certificate of Incorporation provide as follows:

     TENTH:

          A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

          B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter and [sic] "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

          C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article TENTH or otherwise shall be on the Corporation.

           D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

          E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or subsidiary or Affiliate or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

          F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

     ELEVENTH: A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability: (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

Item 21.  Exhibits and Financial Statement, Schedules.

          (a)    Exhibits.

     2.1 Agreement and Plan of Merger, dated as of July 17, 1998, by and between Richmond County Financial Corp. and Ironbound Bankcorp, NJ is included as ANNEX A to the Proxy Statement/Prospectus which is part of this Registration Statement.

     3.1  Certificate of Incorporation of Richmond County Financial Corp. (1).

     3.2  Bylaws of Richmond County Financial Corp. (1).

     4.1  Richmond County Financial Corp. Specimen Stock Certificate (1).

     5.1  Form of Opinion of Muldoon, Murphy & Faucette regarding legality.

     8.1  Form of Opinion of Muldoon, Murphy & Faucette regarding tax matters.

     8.2 Form of Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C. regarding tax matters.

     10.1 Stock Option Agreement, dated as of July 17, 1998, by and between Richmond County Financial Corp. and Ironbound Bankcorp, NJ is included as ANNEX B to the Proxy Statement/Prospectus which is part of this Registration Statement.

     10.2 Form of Employment Agreement between Richmond County Savings Bank and certain executive officers and Form of Employment Agreement between Richmond County Financial Corp. and certain executive officers (1).

     10.3 Form of Change in Control Agreement between Richmond County Savings Bank and certain executive officers and Form of Change in Control Agreement between Richmond County Financial Corp. and certain executive officers (1).

     10.4 Richmond County Savings Bank Employee Severance Compensation Plan (1).

     10.5 Management's Supplemental Executive Retirement Plan (1).

     10.6 Employee Stock Ownership Plan and Trust (1).

     10.7 Richmond County Financial Corp. 1998 Stock-Based Incentive Plan (2).

     11.0 Statement Re: Computation of Per Share Earnings (3).

     23.1 Consent of Muldoon, Murphy & Faucette (included in Exhibit 5.1 hereto).

     23.2 Consent of Muldoon, Murphy & Faucette (included in Exhibit 8.1 hereto).

     23.3 Consent of Luse Lehman Gorman Pomerenk & Schick, P.C. (included in
          Exhibit 8.2 hereto).

     23.4 Consent of Ernst & Young LLP, Independent Auditors for Richmond County Financial Corp.

     23.5 Consent of Deloitte & Touche LLP, Independent Auditors for Ironbound Bankcorp, NJ.

     23.6 Consent of Ostrowski & Company, Inc.

     24.1 Powers of Attorney (see the signature page to this Form S-4 Registration Statement).

     27.0 Financial Data Schedule.

     99.1 Opinion of Ostrowski & Company, Inc. (included as ANNEX C to the Proxy Statement/Prospectus which is part of this Registration Statement).

     99.2 Ironbound Bankcorp, NJ Proxy Card.

     ____________________
     (1) Incorporated by reference into this document from the Exhibits filed with the Registration Statement on Form S-1 and any amendments thereto, Registration No. 333-37009 filed with the SEC on October 2, 1997.

     (2) Incorporated by reference into this document from the Appendix to the Proxy Statement for the Annual Meeting of Stockholders held on September 28, 1998, filed with the SEC on August 28, 1998.

     (3) Incorporated by reference into this document from Richmond County's Annual Report for the year ended June 30, 1998, filed with the SEC on August 27, 1998.


Item 22.  Undertakings.

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) ((S) 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder, through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (c)(2) The undersigned Registrant hereby undertakes: that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 of the Securities Act, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Act, Richmond County Financial Corp., the Registrant, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Staten Island, State of New York, on December 15, 1998.

                                    RICHMOND COUNTY FINANCIAL CORP.



                                    By: /s/ Michael F. Manzulli
                                        -----------------------
                                        Michael F. Manzulli
                                        Chairman of the Board and
                                          Chief Executive Officer


                               POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 15, 1998.

        On December 15, we, the undersigned officers and directors of Richmond County Financial Corp., hereby, severally and individually, constitute and appoint Michael F. Manzulli, the true and lawful attorney-in-fact and agent (with full power of substitution and resubstitution in each case) of each of us to execute, in the name, place and stead of each of us (individually and in any capacity stated below), any and all amendments to this Registration Statement and all instruments necessary or advisable in connection therewith, and to file the same with the SEC, said attorney-in-fact and agent to have power to act and to have full power and authority to do and perform, in the name and on behalf of each of the undersigned, every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person and we hereby ratify and confirm our signatures as they may be signed by or said attorney-in-fact and agent to any and all such amendments and instruments.

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated:


  NAME                              TITLE
  ----                              -----

/s/ Michael F. Manzulli           Chairman of the Board and
----------------------------        Chief Executive Officer (principal
Michael F. Manzulli                 executive officer)


/s/ Anthony E. Burke              President, Chief Operating Officer
----------------------------        and Director
Anthony E. Burke

/s/ Thomas R. Cangemi             Senior Vice President, Chief Financial
----------------------------        Officer, Treasurer and Secretary
Thomas R. Cangemi                   (principal financial and accounting officer)

/s/ Godfrey H. Carstens, Jr.      Director
----------------------------
Godfrey H. Carstens, Jr.

/s/ Robert S. Farrell             Director
----------------------------
Robert S. Farrell

/s/ William C. Frederick          Director
----------------------------
William C. Frederick, M.D.

/s/ James L. Kelley               Director
----------------------------
James L. Kelley

/s/ T. Ronald Quinlan, Jr.        Director
----------------------------
T. Ronald Quinlan, Jr.

/s/ Maurice K. Shaw               Director
----------------------------
Maurice K. Shaw

                                 EXHIBIT INDEX

  2.1 Agreement and Plan of Merger, dated as of July 17, 1998, by and between Richmond County Financial Corp. and Ironbound Bankcorp, NJ is included as ANNEX A to the Proxy Statement/Prospectus which is part of this Registration Statement.

  3.1     Certificate of Incorporation of Richmond County Financial Corp. (1).

  3.2     Bylaws of Richmond County Financial Corp. (1).

  4.1     Richmond County Financial Corp. Specimen Stock Certificate (1).

  5.1     Form of Opinion of Muldoon, Murphy & Faucette regarding legality.

  8.1     Form of Opinion of Muldoon, Murphy & Faucette regarding tax matters.

  8.2 Form of Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C. regarding tax matters.

  10.1 Stock Option Agreement, dated as of July 17, 1998, by and between Richmond County Financial Corp. and Ironbound Bankcorp, NJ is included as ANNEX B to the Proxy Statement/Prospectus which is part of this Registration Statement.

  10.2 Form of Employment Agreement between Richmond County Savings Bank and certain executive officers and Form of Employment Agreement between Richmond County Financial Corp. and certain executive officers (1).

  10.3 Form of Change in Control Agreement between Richmond County Savings Bank and certain executive officers and Form of Change in Control Agreement between Richmond County Financial Corp. and certain executive officers (1).

  10.4    Richmond County Savings Bank Employee Severance Compensation Plan (1).

  10.5    Management's Supplemental Executive Retirement Plan (1).

  10.6    Employee Stock Ownership Plan and Trust (1).

  10.7    Richmond County Financial Corp. 1998 Stock-Based Incentive Plan (2).

  11.0    Statement Re: Computation of Per Share Earnings (3).

  23.1 Consent of Muldoon, Murphy & Faucette (included in Exhibit 5.1 hereto).

  23.2 Consent of Muldoon, Murphy & Faucette (included in Exhibit 8.1 hereto).

  23.3    Consent of Luse Lehman Gorman Pomerenk & Schick, P.C. (included in
          Exhibit 8.2 hereto).

  23.4 Consent of Ernst & Young LLP, Independent Auditors for Richmond County Financial Corp.

  23.5 Consent of Deloitte & Touche LLP, Independent Auditors for Ironbound Bankcorp, NJ.

  23.6    Consent of Ostrowski & Company, Inc.

  24.1 Powers of Attorney (see the signature page to this Form S-4 Registration Statement).

  27.0    Financial Data Schedule.

  99.1 Opinion of Ostrowski & Company, Inc. (included as ANNEX C to the Proxy Statement/Prospectus which is part of this Registration Statement).

  99.2    Ironbound Bankcorp, NJ Proxy Card.

  ____________________
  (1) Incorporated by reference into this document from the Exhibits filed with the Registration Statement on Form S-1 and any amendments thereto, Registration No. 333-37009 filed with the SEC on October 2, 1997.

  (2) Incorporated by reference into this document from the Appendix to the Proxy Statement for the Annual Meeting of Stockholders held on September 28, 1998, filed with the SEC on August 28, 1998.

  (3) Incorporated by reference into this document from Richmond County's Annual Report for the year ended June 30, 1998, filed with the SEC on August 27, 1998.

                                                                         ANNEX A

--------------------------------------------------------------------------------


                          AGREEMENT AND PLAN OF MERGER



                           DATED AS OF JULY 17, 1998



                                 BY AND BETWEEN



                        RICHMOND COUNTY FINANCIAL CORP.



                                      AND



                             IRONBOUND BANKCORP, NJ


--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                 PAGE NO.

Introductory Statement.............................................................   4

ARTICLE I

        THE MERGER.................................................................   5
        ----------
        Section 1.1.  Structure of the Merger......................................   5
                      -----------------------
        Section 1.2.  Effect on Outstanding Shares of Ironbound Common Stock.......   5
                      ------------------------------------------------------
        Section 1.3.  Exchange Procedures..........................................   6
                      -------------------
        Section 1.4.  Stock Options................................................   8
                      -------------
        Section 1.5.  Bank Merger..................................................   9
                      -----------
        Section 1.6.  Directors of RCFC after Effective Time.......................   9
                      --------------------------------------
        Section 1.7.  Alternative Structure........................................   9
                      ---------------------
        Section 1.8.  Dissenters' Rights...........................................  10
                      ------------------

ARTICLE II

        REPRESENTATIONS AND WARRANTIES.............................................  10
        ------------------------------
        Section 2.1.  Disclosure Letters...........................................  10
                      ------------------
        Section 2.2.  Standards....................................................  10
                      ---------
        Section 2.3.  Representations and Warranties of Ironbound..................  11
                      -------------------------------------------
        Section 2.4.  Representations and Warranties of RCFC.......................  25
                      --------------------------------------

ARTICLE III

        CONDUCT PENDING THE MERGER.................................................  38
        --------------------------
        Section 3.1.  Conduct of Ironbound's Business Prior to the Effective Time..  38
                      -----------------------------------------------------------
        Section 3.2.  Forbearance by Ironbound.....................................  38
                      ------------------------
        Section 3.3.  Conduct of RCFC's Business Prior to the Effective Time.......  42
                      ------------------------------------------------------

ARTICLE IV

        COVENANTS..................................................................  42
        ---------
        Section 4.1.  Acquisition Proposals........................................  42
                      ---------------------
        Section 4.2.  Certain Policies of Ironbound................................  43
                      -----------------------------
        Section 4.3.  Access and Information.......................................  44
                      ----------------------
        Section 4.4.  Certain Filings, Consents and Arrangements...................  45
                      ------------------------------------------
        Section 4.5.  Antitakeover Provisions......................................  45
                      -----------------------
        Section 4.6.  Additional Agreements........................................  46
                      ---------------------
        Section 4.7.  Publicity....................................................  46
                      ---------
        Section 4.8.  Stockholders Meeting.........................................  46
                      --------------------
        Section 4.9.  Proxy Statements; Comfort Letters............................  46
                      ---------------------------------

                                                                                 PAGE NO.
        Section 4.10. Registration of RCFC Common Stock............................  47
                      ---------------------------------
        Section 4.11. Affiliate Letters............................................  47
                      -----------------
        Section 4.12. Notification of Certain Matters..............................  48
                      -------------------------------
        Section 4.13. Employees, Directors and Officers............................  48
                      ---------------------------------
        Section 4.14. Indemnification; Directors' and Officers' Insurance..........  49
                      ---------------------------------------------------
        Section 4.15. Tax-Free Reorganization Treatment............................  50
                      ---------------------------------
        Section 4.16. Savings and Loan Holding Company Structure...................  51
                      ------------------------------------------
        Section 4.17. Divisional Board.............................................  51
                      ----------------
ARTICLE V

        CONDITIONS TO CONSUMMATION.................................................  51
        --------------------------
        Section 5.1.  Conditions to Each Party's Obligations.......................  51
                      --------------------------------------
        Section 5.2.  Conditions to the Obligations of RCFC and RCFC Bank..........  52
                      ---------------------------------------------------
        Section 5.3.  Conditions to the Obligations of Ironbound and
                      ----------------------------------------------
                      Ironbound Bank...............................................  54
                      --------------
ARTICLE VI

        TERMINATION................................................................  56
        -----------
        Section 6.1.  Termination..................................................  56
                      -----------
ARTICLE VII

        CLOSING, EFFECTIVE DATE AND EFFECTIVE TIME.................................  58
        ------------------------------------------
        Section 7.1.  Effective Date and Effective Time............................  58
                      ---------------------------------
        Section 7.2.  Deliveries at the Closing....................................  58
                      -------------------------
        Section 7.3.  Adjustment to the Exchange Ratio.............................  58
                      --------------------------------
ARTICLE VIII
        CERTAIN OTHER MATTERS......................................................  58
        ---------------------
        Section 8.1.  Certain Definitions; Interpretation..........................  58
                      -----------------------------------
        Section 8.2.  Survival.....................................................  59
                      --------
        Section 8.3.  Waiver; Amendment............................................  59
                      -----------------
        Section 8.4.  Counterparts.................................................  59
                      ------------
        Section 8.5.  Governing Law................................................  59
                      -------------
        Section 8.6.  Expenses.....................................................  59
                      --------
        Section 8.7.  Notices......................................................  59
                      -------
        Section 8.8.  Entire Agreement; etc. ......................................  61
                      ---------------------
        Section 8.9.  Assignment...................................................  61
                      ----------

                          AGREEMENT AND PLAN OF MERGER
                          ----------------------------


          This is an AGREEMENT AND PLAN OF MERGER, dated as of the 17th day of July, 1998 ("Agreement"), by and between Richmond County Financial Corp., a Delaware corporation ("RCFC"), and Ironbound Bankcorp, NJ, a New Jersey corporation ("Ironbound").

                             INTRODUCTORY STATEMENT

          The Board of Directors of each of RCFC and Ironbound (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of RCFC and Ironbound, respectively, and in the best long-term interests of their respective stockholders, (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with, and in furtherance of, its respective business strategies and (iii) has approved, at meetings of each of such Boards of Directors, this Agreement.

          Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to RCFC's willingness to enter into this Agreement, RCFC and Ironbound have entered into a stock option agreement (the "Option Agreement"), pursuant to which Ironbound has granted to RCFC an option to purchase shares of Ironbound's common stock, par value $5.00 per share ("Ironbound Common Stock"), upon the terms and conditions therein contained; and certain officers and directors of Ironbound will each, within fourteen days of the date of this Agreement, execute in favor of RCFC a Letter Agreement in the form annexed as Exhibit A.

          The parties hereto intend that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended ("Code"), for federal income tax purposes, and that the Merger shall be accounted for as a pooling-of-interests for accounting purposes.

          RCFC and Ironbound desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

          In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

                                   ARTICLE I

                                   THE MERGER
                                   ----------

          Section 1.1.   Structure of the Merger.  On the Effective Date (as
                         -----------------------
defined in Section 7.1), Ironbound will merge with and into RCFC ("Merger"), with RCFC being the surviving entity, pursuant to the provisions of, and with the effect provided in, the Delaware General Corporation Law. Upon consummation of the Merger, the separate corporate existence of Ironbound shall cease. RCFC shall continue to be governed by the laws of the State of Delaware and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

           Section 1.2.  Effect on Outstanding Shares of Ironbound Common Stock.
                         ------------------------------------------------------

          (a) By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Ironbound Common Stock issued and outstanding at the Effective Time (as defined in Section 7.1), other than (i) shares the holder of which (the "Dissenting Shareholders") pursuant to any applicable law providing for dissenters' or appraisal rights is entitled to receive payment in accordance with the provisions of any such law, such holder to have only the rights provided in any such law (the "Dissenters' Shares"),
(ii) shares held directly or indirectly by RCFC (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted), and
(iii) shares held by Ironbound as treasury stock (such shares referred to in clauses (i), (ii) and (iii) being referred to herein as the "Excluded Shares") shall become and be converted into the right to receive 1.45 shares of RCFC Common Stock (the "Exchange Ratio") (subject to Section 7.3); provided, however, that, notwithstanding any other provision hereof, no fraction of a share of RCFC Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, RCFC shall pay to each holder of Ironbound Common Stock who would otherwise be entitled to a fraction of a share of RCFC Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the RCFC Market Value (collectively, the "Merger Consideration").

          (b) As used in Sections 1.2(a), 6.1(g) and 7.3, "RCFC Market Value" shall be the average of the closing sales price on that day, as reported on the National Market System of The Nasdaq Stock Market, Inc. ("Nasdaq National Market"), for the 15 consecutive trading days immediately preceding the day that is the latest of (i) the day of expiration of the last waiting period with respect to any of the required regulatory approvals, as contemplated by Section 5.1(b), (ii) the day on which the last of the required regulatory approvals, as contemplated by Section 5.1(b), is obtained and (iii) the day on which the last of the required stockholder approvals have been obtained (such date being referred to herein as the "Valuation Date").

          (c) In the event that, between the date hereof and prior to the Effective Time, the outstanding shares of RCFC Common Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock split or other like changes in the capitalization of RCFC, or if a stock dividend is declared on RCFC Common Stock with a record date (as to a stock split, the pay date) within such period, then an appropriate and proportionate adjustment shall be made in the number and kind of shares of RCFC Common Stock to be thereafter delivered pursuant to this Agreement, and the Exchange Ratio set forth in Section 1.2 of this Article I, so that each stockholder of Ironbound shall be entitled to receive such number of shares of RCFC Common Stock or other securities as such stockholder would have received pursuant to such reorganization, recapitalization, reclassification, stock split, exchange of shares or readjustment or other like changes in the capitalization of RCFC, or as a result of a stock dividend on RCFC Common Stock, had the record (or pay) date therefor been immediately following the Effective Time.

          (d) As of the Effective Time, each Excluded Share, other than Dissenters' Shares, shall be cancelled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of RCFC Common Stock (as defined in Section 2.4(b)) that are held by Ironbound, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall become treasury stock of RCFC.

           Section 1.3.  Exchange Procedures.
                         -------------------

          (a) Appropriate transmittal materials ("Letter of Transmittal") in a form satisfactory to RCFC and Ironbound, shall be mailed as soon as reasonably practicable after the Effective Time, and in no event later than 5 business days thereafter, to each holder of record of Ironbound Common Stock as of the Effective Time. A Letter of Transmittal will be deemed properly completed only if accompanied by certificates representing all shares of Ironbound Common Stock to be converted thereby.

          (b) At and after the Effective Time, each certificate ("Ironbound Certificate") previously representing shares of Ironbound Common Stock (except as specifically set forth in Section 1.2) shall represent only the right to receive the Merger Consideration.

          (c) Prior to the Effective Time, RCFC shall deposit, or shall cause to be deposited, with such bank or trust company that is selected by RCFC and is reasonably acceptable to Ironbound to act as exchange agent ("Exchange Agent"), for the benefit of the holders of shares of Ironbound Common Stock, for exchange in accordance with this Section 1.3, an estimated amount of cash sufficient to pay the aggregate amount of cash in lieu of fractional shares to be paid pursuant to Section 1.2, and RCFC shall reserve for issuance with its Transfer Agent and Registrar a sufficient number of shares of RCFC Common Stock to provide for payment of the Merger Consideration. On the Effective Time, RCFC shall have granted the Exchange Agent the requisite power and authority to effect for and on behalf of RCFC the issuance of the number of shares of RCFC Common Stock issuable in the share exchange.

          (d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Ironbound Certificates shall pass, only upon delivery of the Ironbound Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as RCFC may reasonably determine and
(iii) include instructions for use in effecting the surrender of the Ironbound Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Ironbound Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Ironbound Certificates shall be entitled to receive in exchange therefor (m) a certificate representing that number of whole shares of RCFC Common Stock that such holder has the right to receive pursuant to Section 1.2 and (n) a check in the amount equal to the cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to Section 1.2 and any dividends or other distributions to which such holder is entitled pursuant to this Section
1.3. Ironbound Certificates so surrendered shall forthwith be cancelled. As soon as practicable, but no later than five (5) business days following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute RCFC Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of RCFC Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of Ironbound Common Stock not registered in the transfer records of Ironbound, the Merger Consideration shall be issued to the transferee thereof if the Ironbound Certificates representing such Ironbound Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of RCFC and the Exchange Agent, (x) to evidence and effect such transfer and (y) to evidence that any applicable stock transfer taxes have been paid.

          (e) No dividends or other distributions declared or made after the Effective Time with respect to RCFC Common Stock shall be remitted to any person entitled to receive shares of RCFC Common Stock hereunder until such person surrenders his or her Ironbound Certificates in accordance with this Section
1.3. Upon the surrender of such person's Ironbound Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of RCFC Common Stock represented by such person's Ironbound Certificates.

          (f) From and after the Effective Time there shall be no transfers on the stock transfer records of Ironbound of any shares of Ironbound Common Stock. If, after the Effective Time, Ironbound Certificates are presented to RCFC, they shall be cancelled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 1.3.

          (g) Any portion of the aggregate amount of cash to be paid in lieu of fractional shares pursuant to Section 1.2, any dividends or other distributions to be paid pursuant to this Section 1.3 or any proceeds from any investments thereof that remains unclaimed by the stockholders of Ironbound for six months after the Effective Time shall be repaid by the Exchange Agent to RCFC upon the written request of RCFC. After such request is made, any stockholders of Ironbound who have not theretofore complied with this Section 1.3 shall look only to RCFC for the Merger Consideration deliverable in respect of each share of Ironbound Common Stock such stockholder holds, as determined pursuant to Section 1.2 of this Agreement, without any interest thereon. If outstanding Ironbound Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of RCFC (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, none of RCFC, RCFC Bank, the Exchange Agent or any other person shall be liable to any former holder of Ironbound Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (h) RCFC and the Exchange Agent shall be entitled to rely upon Ironbound's stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Ironbound Certificate, RCFC and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

          (i) If any Ironbound Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Ironbound Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Ironbound Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Ironbound Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 1.2.

           Section 1.4.  Stock Options.
                         -------------

          (a) Options to purchase shares of Ironbound Common Stock that have been issued by Ironbound and are outstanding at the Effective Time (each, a "Ironbound Option") pursuant to the Ironbound 1994 Stock Option Plan, the Ironbound Bankcorp, NJ 1998 Stock Option Plan for Employees/Active Officers of the Company's Wholly Owned Subsidiary, Ironbound Bank and the Ironbound Bankcorp, NJ 1998 Stock Option Plan for Non-Employee Directors (collectively, the "Ironbound Option Plans") shall be converted automatically into the right to receive such number of shares (rounded to the nearest whole share) of RCFC Common Stock as is equal in value (the RCFC Common Stock value shall be determined as of the date hereof) to the amount equal to: the product of
(A) the Exchange Ratio and (B) the number of shares of Ironbound Common Stock issuable upon exercise of the Ironbound Options immediately prior to the Effective Time multiplied by the spread between the market price (as determined as of the date hereof) and the exercise price for each Ironbound Option; provided however, that Section 1.4 shall be further modified if and to the extent necessary to enable the Merger to qualify for pooling-of-interests accounting treatment. Prior to the Effective Time, RCFC shall take, or cause to be taken, all necessary action to effect the intent of the provisions set forth in this Section 1.4. RCFC, or at the option of RCFC, Ironbound, shall make such payment at the Effective Time to each individual provided that the individual delivers to RCFC his written acceptance, in a form acceptable to RCFC, of such payment as full and complete consideration for the cancellation of each Ironbound option held by him.

     (b) Ironbound shall agree that any grants of options to purchase Ironbound Common Stock, automatic or otherwise, made under the Ironbound Option Plans shall be null and void ab initio, following the payment of the Stock Options in
                       -- ------
accordance with 1.4(a) above.

          Section 1.5.   Bank Merger.  Concurrently with or as soon as
                         -----------
practicable after the execution and delivery of this Agreement, Richmond County Savings Bank ("RCFC Bank"), a wholly-owned subsidiary of RCFC, and Ironbound Bank, a wholly-owned subsidiary of Ironbound, shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit C, pursuant to which the Bank Merger will be effected. The parties hereto intend that the Bank Merger shall become effective on the Effective Date. The Plan of Bank Merger shall provide that the directors of RCFC Bank as the surviving entity of the Bank Merger shall be all of the directors of RCFC Bank serving immediately prior to the Bank Merger and that it is the intent of RCFC Bank, subject to applicable statutes, regulations or regulatory conditions, to operate the offices of Ironbound Bank as a separate operational division of RCFC Bank.

          Section 1.6.   Directors of RCFC after Effective Time.  At the
                         --------------------------------------
Effective Time, the directors of RCFC shall consist of the directors of RCFC serving immediately prior to the Effective Time.

          Section 1.7.   Alternative Structure.  RCFC may at any time prior to
                         ---------------------
the Effective Time change the method of effecting the Merger and the Bank Merger or any part thereof if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the Merger Consideration issued to holders of Ironbound Common stock as provided for in the Agreement, (ii) adversely affect the tax treatment of Ironbound's stockholders as a result of receiving the Merger Consideration or the Company Merger qualifying for "pooling-of-interests" accounting treatment,
(iii) materially impeded or delay consummation of the Merger, (iv) result in any representation or warranty of any party set forth in this Agreement becoming incorrect in any material respect, or (v) diminish the benefits (including the establishment of the Divisional Board) to be received by the directors, officers or employees of Ironbound as set forth in the Agreement or in any other agreements between the parties made in connection with this Agreement.

           Section 1.8.  Dissenters' Rights.
                         ------------------

          (a) Any Dissenting Stockholder who shall be entitled to dissenters' rights with respect to his or her Dissenters' Shares, as provided in Section 14A:11-1 of the New Jersey Statutes Annotated ("NJSA") shall not be entitled to the Merger Consideration, unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder's right to dissent from the Merger under such law, and shall be entitled to receive only the payment to the extent provided for therein with respect to such Dissenters' Shares.

          (b) Ironbound shall (i) give RCFC prompt written notice of the receipt of any notice from a stockholder purporting to exercise any dissenters' rights,
(ii) not settle nor offer to settle any demand for payment without the prior written consent of RCFC and (iii) not waive any failure to comply strictly with any procedural requirements of the NJSA.


                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

          Section 2.1.   Disclosure Letters.  On or prior to the execution and
                         ------------------
delivery of this Agreement, Ironbound and RCFC each shall have delivered to the other a letter (each, its "Disclosure Letter") setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate in relation to any or all of their respective representations and warranties (and making specific reference to the Section of this Agreement to which they relate), other than Section 2.3(g) and Section 2.4(g); provided, that
(a) no such fact, circumstance or event is required to be set forth in the Disclosure Letter as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standards established by Section 2.2 and (b) the mere inclusion of a fact, circumstance or event in a Disclosure Letter shall not be deemed an admission by a party that such item represents a material exception or that such item is reasonably likely to result in a Material Adverse Effect (as defined in Section 2.2(b)).

           Section 2.2.  Standards.
                         ---------

          (a) No representation or warranty of Ironbound or RCFC contained in Sections 2.3 or 2.4, respectively, shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, on account of the existence of any fact, circumstance or event unless, as a direct or indirect consequence of such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Sections 2.3 or 2.4, as applicable, there is reasonably likely to exist a Material Adverse Effect. Ironbound's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached as a result of effects arising solely from actions taken in compliance with a written request of RCFC.

          (b) As used in this Agreement, the term "Material Adverse Effect" means either (i) an effect which is material and adverse to the business, financial condition or results of operations of Ironbound or RCFC, as the context may dictate, and its Subsidiaries taken as a whole; provided, however, that any such effect resulting from any (A) changes in laws, rules or regulations or generally accepted accounting principles or interpretations thereof that apply to both RCFC and RCFC Bank and Ironbound and Ironbound Bank, as the case may be, or (B) changes in the general level of market interest rates shall not be considered in determining if a Material Adverse Effect has occurred; or (ii) the failure of (x) a representation or warranty contained in
Section 2.3(a)(i) and (iv), Section 2.3(c), Section 2.3(d), 2.3(g)(iii), 2.4(a)(i) and (iv), Section 2.4(c), 2.4(g)(iii) or 2.4(l) to be true and correct or (y) a representation or warranty contained in the last sentence of each of
Section 2.3(e) or 2.4(e), the second sentence of each of 2.3(f)(i) or 2.4(f)(i) and the first two sentences of each of Section 2.3(aa) or 2.4(x) to be true and correct in all material respects.

          (c) For purposes of this Agreement, "knowledge" shall mean, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party, its counsel or any officer of that party with the title ranking not less than senior vice president.

          Section 2.3.   Representations and Warranties of Ironbound.  Subject
                         -------------------------------------------
to Sections 2.1 and 2.2, Ironbound represents and warrants to RCFC that, except as disclosed in Ironbound's Disclosure Letter:

          (a)  Organization.  (i)   Ironbound is a corporation duly organized,
               ------------
validly existing and in good standing under the laws of the State of New Jersey and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("BHCA"). Ironbound Bank is a stock commercial bank duly organized, validly existing and in good standing under the laws of the State of New Jersey. Each Subsidiary (as defined below) of Ironbound Bank is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of Ironbound and its Subsidiaries has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. As used in this Agreement, unless the context requires otherwise, the term "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes or which is controlled, directly or indirectly, by such party.

              (ii) Each of Ironbound and its Subsidiaries has the requisite corporate power and authority, and is duly qualified and is in good standing, to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

              (iii) Ironbound's Disclosure Letter sets forth all of Ironbound's Subsidiaries and all entities (whether corporations, partnerships or similar organizations),
                                     A-11
including the corresponding percentage ownership, in which Ironbound owns, directly or indirectly, 5% or more of the ownership interests as of the date of this Agreement and indicates for each of Ironbound's Subsidiaries, as of such date, its jurisdiction of organization and the jurisdiction(s) wherein it is qualified to do business. All such Subsidiaries and ownership interests are in compliance with all applicable laws, rules and regulations relating to direct investments in equity ownership interests. Ironbound owns, either directly or indirectly, all of the outstanding capital stock of each of its Subsidiaries.
No Subsidiary of Ironbound other than Ironbound Bank is an "insured depository institution" as defined in the Federal Deposit Insurance Act, as amended ("FDIA"), and the applicable regulations thereunder. All of the shares of capital stock of each of the Subsidiaries held by Ironbound or any of its other Subsidiaries are fully paid, nonassessable and not subject to any preemptive rights and are owned by Ironbound or a Subsidiary of Ironbound free and clear of any claims, liens, encumbrances or restrictions (other than those imposed by applicable federal and state securities laws), and there are no agreements or understandings with respect to the voting or disposition of any such shares.

               (iv) The deposits of Ironbound Bank are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC") to the extent provided in the FDIA.

          (b)  Capital Structure.   (i)  The authorized capital stock of
               -----------------
Ironbound consists of 4,000,000 shares of Ironbound Common Stock, par value $5.00 per share. As of the date of this Agreement: (A) 998,315 shares of Ironbound Common Stock were issued and outstanding, (B) no shares of Ironbound Common Stock were reserved for issuance, except that 117,908 shares of Ironbound Common Stock were reserved for issuance pursuant to the Ironbound Option Plans and (C) 45,505 shares of Ironbound Common Stock were held by Ironbound in its treasury or by its Subsidiaries. The authorized capital stock of Ironbound Bank consists of 4,000,000 shares of common stock, par value $5.00 per share. As of the date of the Agreement, 100 shares of such common stock were outstanding, no shares of preferred stock were outstanding and all outstanding shares of such common stock were, and as of the Effective Time will be, owned by Ironbound.
All outstanding shares of capital stock of Ironbound and Ironbound Bank are duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights and, with respect to shares held by Ironbound in its treasury or by its Subsidiaries, are free and clear of all liens, claims, encumbrances or restrictions (other than those imposed by applicable federal and state securities laws) and there are no agreements or understandings with respect to the voting or disposition of any such shares. Ironbound's Disclosure Letter sets forth a complete and accurate list of all options to purchase Ironbound Common Stock that have been granted pursuant to the Ironbound Option Plans and all restricted stock grants under the Ironbound RRP, including the dates of grant, exercise prices, dates of vesting, dates of termination and shares subject to each grant.

               (ii) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote ("Voting Debt") of Ironbound are issued or outstanding.

              (iii) As of the date of this Agreement, except for this Agreement and the Ironbound Option Plans, neither Ironbound nor any of its Subsidiaries has or is bound by any outstanding options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating Ironbound or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of Ironbound or any of its Subsidiaries or obligating Ironbound or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of Ironbound or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Ironbound or any of its Subsidiaries.

          (c) Authority.  Each of Ironbound and Ironbound Bank has all requisite
              ---------
corporate power and authority to enter into this Agreement and the Plan of Bank Merger, respectively, and, subject to approval of this Agreement by the requisite vote of Ironbound's stockholders and receipt of all required regulatory or governmental approvals, as contemplated by Section 5.1(b) of this Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and, subject to the approval of this Agreement by Ironbound's stockholders, the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of Ironbound and Ironbound Bank. This Agreement has been duly executed and delivered by Ironbound and constitutes a valid and binding obligation of Ironbound, enforceable in accordance with its terms subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

          (d) Stockholder Approval; Fairness Opinion.  The affirmative vote of a
              --------------------------------------
majority of the votes cast by holders of Ironbound Common Stock entitled to vote on this Agreement is the only vote of the stockholders of Ironbound required for approval of this Agreement and the consummation of the Merger and the related transactions contemplated hereby. Ironbound has received the written opinion of Ostrowski & Company, Inc. to the effect that, as of the date hereof, the Exchange Ratio to be received by Ironbound's stockholders is fair, from a financial point of view, to such stockholders.

          (e) No Violations.  The execution, delivery and performance of this
              -------------
Agreement and Option Agreement by Ironbound do not, and the consummation of the transactions contemplated hereby will not, constitute (i) assuming receipt of all Requisite Regulatory Approvals (as defined below) and requisite stockholder approvals, a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Ironbound or any of its Subsidiaries, or to which Ironbound or any of its Subsidiaries (or any of their respective properties) is subject, (ii) a breach or violation of, or a default under, the certificate of incorporation or bylaws of Ironbound or the similar organizational documents of any of its Subsidiaries or (iii) a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of Ironbound or any of its Subsidiaries, under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Ironbound or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject; and the consummation of the transactions (including the Bank Merger) contemplated hereby (exclusive of the effect of any changes effected pursuant to Section 1.7) will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instrument, other than
(x) the approval of the holders of a majority of the votes cast by holders of Ironbound Common Stock entitled to vote, (y) the approval of the Banking Board of the State of New York ("Banking Board") under Section 143-b of the Banking Law of the State of New York ("Banking Law"), the approval of the Superintendent of Banks of the State of New York ("Superintendent") under Section 601 of the Banking Law and any other requirement of the Banking Board or the Superintendent, the approval of the Board of Governors of the Federal Reserve System ("FRB") under the BHCA, if necessary (or the receipt of a waiver of such requirement), the approval of the Office of Thrift Supervision ("OTS") under the Home Owners' Loan Act, as amended ("HOLA"), the approval of the New Jersey Department of Banking (the "NJBD") and the approval of the appropriate regulatory authority under Section 18(c) of the FDIA (collectively, the "Requisite Regulatory Approvals"), and (z) such approvals, consents or waivers as are required under the federal and state securities or "blue sky" laws in connection with the transactions contemplated by this Agreement. As of the date hereof, the executive officers of Ironbound know of no reason pertaining to Ironbound why any of the approvals referred to in this Section 2.3(e) should not be obtained without the imposition of any material condition or restriction described in the proviso to Section 5.1(b).

          (f)  Reports.  (i)  As of their respective dates, none of the reports
               -------
or other statements filed by Ironbound or Ironbound Bank on or subsequent to December 31, 1997 with the FRB, the FDIC (collectively, "Ironbound's Reports"), contained, or will contain, any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements of Ironbound included in Ironbound's Reports complied as to form, as of their respective dates of filing with the FDIC, in all material respects with applicable accounting requirements and with the published rules and regulations of the FDIC with respect thereto and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP")(except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, as permitted by the FDIC or the
FRB). Each of the consolidated statements of condition contained or incorporated by reference in Ironbound's Reports (including in each case any related notes and schedules) fairly presented, or will fairly present, as the case may be (A) the financial position of the entity or entities to which it relates as of its date and each of the consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in stockholders' equity, contained or incorporated by reference in Ironbound's Reports (including in each case any related notes and schedules), and (B) the results of operations, stockholders' equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with GAAP, except as may be noted therein. Ironbound has made available to RCFC a true and complete copy of each of Ironbound's Report filed with the FRB and FDIC since December 31, 1997.

              (ii) Ironbound and each of its Subsidiaries have each timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1993 with (A) the NJBD, (B) the FDIC and (C) the FRB, and have paid all fees and assessments due and payable in connection therewith.

          (g) Absence of Certain Changes or Events.  Except as disclosed in
              ------------------------------------
Ironbound's Reports filed on or prior to the date of this Agreement, since December 31, 1997, (i) Ironbound and its Subsidiaries have not incurred any liability, except in the ordinary course of their business consistent with past practice, (ii) Ironbound and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses and (iii) there has not been any Material Adverse Effect with respect to Ironbound.

          (h) Absence of Claims.  Except as set forth in Ironbound's Disclosure
              -----------------
Letter, no litigation, proceeding, controversy, claim or action before any court or governmental agency is pending against Ironbound or any of its Subsidiaries and, to the best of Ironbound's knowledge, no such litigation, proceeding, controversy, claim or action has been threatened.

          (i) Absence of Regulatory Actions.  Neither Ironbound nor any of its
              -----------------------------
Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or is subject to any action, proceeding, order or directive by, or is a recipient of any extraordinary supervisory letter from any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank and/or savings and loan deposits ("Government Regulators"), or has adopted any board resolutions at the request of any Government Regulators, nor has it been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

          (j) Taxes.  All federal, state, local and foreign tax returns required
              -----
to be filed by or on behalf of Ironbound or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All taxes shown on such returns, all taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by Ironbound or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on Ironbound's balance sheet (in accordance with GAAP). For purposes of this Section 2.3(j), the term "taxes" shall include all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes. As of the date of this Agreement, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of Ironbound or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where Ironbound or any of its Subsidiaries do not file tax returns that Ironbound or any such Subsidiary is subject to taxation in that jurisdiction. All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Ironbound or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on Ironbound's balance sheet (in accordance with GAAP). Except as set forth in Ironbound's Disclosure Letter, Ironbound and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Ironbound and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Ironbound and each of its Subsidiaries has timely complied with all applicable information reporting requirements under
Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. Neither Ironbound nor any of its Subsidiaries (i) has made an election under Section 341(f) of the Code, (ii) has issued or assumed any obligation under Section 279 of the Code, any high yield discount obligation as described in Section 163(i) of the Code or any registration-required obligation within the meaning of Section 163(f)(2) of the Code that is not in registered form or (iii) is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

          (k)  Agreements.    (i)     Except for the Option Agreement and
               ----------
arrangements made in the ordinary course of business, and except as set forth in Ironbound's Disclosure Letter, Ironbound and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K) to be performed after the date hereof that has not been filed with or incorporated by reference in Ironbound's Reports. Except as disclosed in Ironbound's Disclosure Letter, neither Ironbound nor any of its Subsidiaries is a party to an oral or written (A) consulting agreement (other than data processing, software programming and licensing contracts entered into in the ordinary course of business) not terminable on 60 days' or less notice, (B) agreement with any executive officer or other key employee of Ironbound or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Ironbound or any of its Subsidiaries of the nature contemplated by this Agreement or the Option Agreement, (C) agreement with respect to any employee or director of Ironbound or any of its Subsidiaries providing any term of employment or compensation guarantee extending for a period longer than 60 days or for the payment of in excess of $30,000 per annum, (D) agreement or plan, including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Option Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Option Agreement or (E) agreement containing covenants that limit the ability of Ironbound or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, Ironbound (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency).

          (ii) Neither Ironbound nor any of its Subsidiaries is in default under or in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject.

          (iii) Ironbound and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in its businesses, and neither Ironbound nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Each of Ironbound and its Subsidiaries has performed all the obligations required to be performed by it and are not in default under any contact, agreement, arrangement or commitment relating to any of the foregoing.

          (l) Labor Matters.  Neither Ironbound nor any of its Subsidiaries is
              -------------
or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Ironbound or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike, other labor dispute or organizational effort involving Ironbound or any of its Subsidiaries pending or, to Ironbound's knowledge, threatened. Ironbound and its Subsidiaries are in compliance with applicable laws regarding employment of employees and retention of independent contractors and are in compliance with applicable employment tax laws.

          (m) Employee Benefit Plans.  Ironbound's Disclosure Letter contains a
              ----------------------
complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of Ironbound or any of its

Subsidiaries (hereinafter collectively referred to as the "Ironbound Employee Plans"). Neither Ironbound nor any affiliate with which it would be aggregated by reason of Section 414 of the Code, maintains, sponsors or participates in, or has ever maintained, sponsored, or participated in, an "employee stock ownership plan" (within the meaning of Section 407(d)(6) of ERISA and Sections 409 and 4975(e)(7) of the Code or employee pension benefit plan (other than the [Ironbound 401(k) Plan] that is or was subject to any provision of ERISA or the Code. All of the Ironbound Employee Plans comply in all material respects with all applicable requirements of ERISA, the Code and other applicable laws; there has occurred no "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) which is likely to result in the imposition of any penalties or taxes under Section 502(i) of ERISA or Section 4975 of the Code upon Ironbound or any of its Subsidiaries. Neither Ironbound nor any of its Subsidiaries has provided, or is required to provide, security to any Ironbound Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to
Section 401(a)(29) of the Code. Neither Ironbound, its Subsidiaries, nor any ERISA Affiliate has contributed to any "multiemployer plan," as defined in
Section 3(37) of ERISA, on or after September 26, 1980. Each Ironbound Employee Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a "Ironbound Qualified Plan") has received a favorable determination letter from the Internal Revenue Service ("IRS"), and Ironbound and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no pending or, to Ironbound's knowledge, threatened litigation, administrative action or proceeding relating to any Ironbound Employee Plan. There has been no announcement or commitment by Ironbound or any of its Subsidiaries to create an additional Ironbound Employee Plan, or to amend any Ironbound Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such Ironbound Employee Plan; and, except as specifically identified in Ironbound's Disclosure Letter, Ironbound and its Subsidiaries do not have any obligations for post-retirement or post-employment benefits under any Ironbound Employee Plan that cannot be amended or terminated upon 60 days' notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals. With respect to Ironbound or any of its Subsidiaries, for the Employee Plans listed in Ironbound's Disclosure Letter, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any payment or series of payments by Ironbound or any of its Subsidiaries to any person which is an "excess parachute payment" (as defined in Section 280G of the Code), increase or secure (by way of a trust or other vehicle) any benefits payable under any Ironbound Employee Plan or accelerate the time of payment or vesting of any such benefit. With respect to each Ironbound Employee Plan, Ironbound has supplied to RCFC a true and correct copy of (A) the annual report on the applicable form of the Form 5500 series filed with the IRS for the most recent three plan years, if required to be filed, (B) such Ironbound Employee Plan, including amendments thereto, (C) each trust agreement, insurance contract or other funding arrangement relating to such Ironbound Employee Plan, including amendments thereto, (D) the most recent summary plan description and summary of material modifications thereto for such Ironbound Employee Plan, if the Ironbound Employee Plan is subject to Title I of ERISA, and (E) the most recent determination letter issued by the IRS if such Employee Plan is a Qualified Plan.

          (n) Title to Assets.  Ironbound and each of its Subsidiaries has good
              ---------------
and marketable title to its properties and assets (including any intellectual property asset such as any trademark, service mark, tradename or copyright) and property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer, other than property as to which it is lessee, in which case the related lease is valid and in full force and effect. Each lease pursuant to which Ironbound or any of its Subsidiaries is lessor is valid and in full force and effect and no lessee under any such lease is in default or in violation of any provisions of any such lease. All material tangible properties of Ironbound and each of its Subsidiaries are in a good state of maintenance and repair, conform with all applicable ordinances, regulations and zoning laws and are considered by Ironbound to be adequate for the current business of Ironbound and its Subsidiaries.

          (o) Compliance with Laws.  Ironbound and each of its Subsidiaries has
              --------------------
all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of Ironbound, no suspension or cancellation of any of them is threatened. Since the date of its incorporation, the corporate affairs of Ironbound have not been conducted in violation of any law, ordinance, regulation, order, writ, rule, decree or approval of any federal or state regulatory authority having jurisdiction over insured depositary institutions or their holding companies, the Securities and Exchange Commission (the "SEC"), the NASD or any other SRO (each, a "Governmental Entity"). The businesses of Ironbound and its Subsidiaries are not being conducted in violation of any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity.

          (p) Fees.  Other than financial advisory services performed for
              ----
Ironbound by Ostrowski & Company, Inc. pursuant to an agreement dated June 19, 1998, a true and complete copy of which has been previously delivered to RCFC, neither Ironbound nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Ironbound or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

          (q)  Environmental Matters.    (i)  With respect to Ironbound and each
               ---------------------
of its Subsidiaries:

          (A) Each of Ironbound and its Subsidiaries, the Participation Facilities (as defined herein), and, to Ironbound's knowledge, the Loan Properties (as defined herein) are, and have been, in substantial compliance with, and are not liable under, all Environmental Laws (as defined herein);

          (B) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to Ironbound's knowledge, threatened, before any court, governmental agency or board or other forum against it or any of its Subsidiaries or any Participation Facility (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (as defined herein) into the environment of any Hazardous Material (as defined herein), whether or not occurring at or on a site owned, leased or operated by it or any of its Subsidiaries or any Participation Facility;

          (C) To Ironbound's knowledge, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or Ironbound or any of its Subsidiaries in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by a Loan Property;

          (D) To Ironbound's knowledge, the properties currently owned or operated by Ironbound or any of its Subsidiaries (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Hazardous Material other than as permitted under applicable Environmental Law;

          (E) Neither Ironbound nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

          (F) To Ironbound's knowledge, there are no underground storage tanks on, in or under any properties owned or operated by Ironbound or any of its Subsidiaries or any Participation Facility, and no underground storage tanks have been closed or removed from any properties owned or operated by Ironbound or any of its Subsidiaries or any Participation Facility; and

          (G) To Ironbound's knowledge, during the period of (l) Ironbound's or any of its Subsidiaries' ownership or operation of any of their respective current properties or (m) Ironbound's or any of its Subsidiaries' participation in the management of any Participation Facility, there has been no contamination by or release of Hazardous Materials in, on, under or affecting such properties. To Ironbound's knowledge, prior to the period of (x) Ironbound's or any of its Subsidiaries' ownership or operation of any of their respective current properties or (y) Ironbound's or any of its Subsidiaries' participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

          (ii) The following definitions apply for purposes of this Section 2.3(r) and Section 2.4(r): (w) "Loan Property" means any property in which the applicable party (or a Subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property; (x) "Participation Facility" means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property; (y) "Environmental Law" means (i) any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, directive, executive or administrative order, judgment, decree, injunction, legal requirement or agreement with any governmental entity relating to (A) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, structures, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (B) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes all federal, state and local laws, rules, regulations or requirements relating to the protection of the environment or health and safety, including, without limitation, (i) the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including, but not limited to, the Hazardous and Solid Waste Amendments thereto and Subtitle I relating to underground storage tanks), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called "Superfund" or "Superlien" law, each as amended and as now or hereafter in effect, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material; and (z) "Hazardous Material" means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

          (r) Loan Portfolio; Allowance; Asset Quality.   (i)   With respect to
              ----------------------------------------
each loan owned by Ironbound or its Subsidiaries in whole or in part (each, a "Loan"), to the best knowledge of Ironbound:

          (A) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

          (B) neither Ironbound nor any of its Subsidiaries, nor any prior holder of a Loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

          (C) Ironbound or a Subsidiary is the sole holder of legal and beneficial title to each Loan (or Ironbound's applicable participation interest, as applicable), except as otherwise referenced on the books and records of Ironbound;

          (D) the note and the related security documents, copies of which are included in the Loan files, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file;

          (E) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property that serves as security for a Loan, except as otherwise referenced on the books and records of Ironbound;

          (F) there is no litigation or proceeding pending or threatened relating to the property that serves as security for a Loan that would have a Material Adverse Effect upon the related Loan; and

          (G) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable.

          (ii) The allowance for possible losses reflected in Ironbound's audited statement of condition at December 31, 1997 was, and the allowance for possible losses shown on the balance sheets in Ironbound's Reports for periods ending after December 31, 1997 will be, adequate, as of the dates thereof, under generally accepted accounting principles applicable to stock banks consistently applied.

          (iii) Ironbound's Disclosure Letter sets forth by category the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of Ironbound and its Subsidiaries that have been classified (whether regulatory or internal) as "Special Mention," "Substandard," "Doubtful," "Loss" or words of similar import, and Ironbound and its Subsidiaries shall promptly after the end of any month inform RCFC of any such classification arrived at any time after the date hereof. The other real estate owned ("OREO") included in any non-performing assets of Ironbound or any of its Subsidiaries is carried net of reserves at the lower of cost or fair value, less estimated selling costs, based on current independent appraisals or evaluations or current management appraisals or evaluations; provided, however, that "current" shall mean within the past 12 months.

          (s) Deposits.   None of the deposits of Ironbound or any of its
              --------
Subsidiaries is a "brokered" deposit.

          (t) Accounting Matters.  Neither Ironbound nor any of its Subsidiaries
              ------------------
or, to the best of its knowledge, any of its other affiliates has, through the date hereof, taken or agreed to take any action that would prevent RCFC from accounting for the business combination to be effected by the Merger as a pooling-of-interests, and Ironbound has no knowledge of any fact or circumstance that would prevent such accounting treatment.

          (u) Antitakeover Provisions Inapplicable.   Ironbound and its
              ------------------------------------
Subsidiaries have taken all actions required to exempt Ironbound, the Agreement, the Merger and the Option Agreement from any provisions of an antitakeover nature in their organization certificates and bylaws, and the provisions of any federal or state "antitakeover," "fair price," "moratorium," "control share acquisition" or similar laws or regulations.

          (v) Material Interests of Certain Persons.   Except as disclosed in
              -------------------------------------
Ironbound's Proxy Statement for its 1998 Annual Meeting of Stockholders or in Ironbound's Disclosure Letter, no officer or director of Ironbound, or any "associate" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended ("Exchange Act")) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Ironbound or any of its Subsidiaries. No such interest has been created or modified since the date of the last regulatory examination of Ironbound or its Subsidiaries.

          (w) Insurance. Ironbound and its Subsidiaries are presently insured,
              ---------
and since December 31, 1995, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by Ironbound and its Subsidiaries are in full force and effect,

Ironbound and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

          (x) Investment Securities; Borrowings.  (i) None of the investments
              ---------------------------------
reflected in the consolidated balance sheet of Ironbound for the year ended December 31, 1997, and none of the investment securities held by it or any of its Subsidiaries since December 31, 1997, is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

          (ii) Except as set forth in Ironbound's Disclosure Letter, neither Ironbound nor any Subsidiary is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) (each, a "Derivatives Contract") or owns securities that (A) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

          (iii) Set forth in Ironbound's Disclosure Letter is a true and complete list of Ironbound's borrowed funds (excluding deposit accounts) as of the date hereof.

          (y) Indemnification.  Except as provided in Ironbound's Disclosure
              ---------------
Letter, applicable New Jersey law, Ironbound's Employment Agreements or the organization certificate or bylaws of Ironbound and its Subsidiaries, neither Ironbound nor any Subsidiary is a party to any indemnification agreement with any of its present or future directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of Ironbound (a "Covered Person"), and, except as set forth in Ironbound's Disclosure Letter, to the best knowledge of Ironbound, there are no claims for which any Covered Person would be entitled to indemnification under the organization certificate or bylaws of Ironbound or any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

          (z) Books and Records.  The books and records of Ironbound and its
              -----------------
Subsidiaries on a consolidated basis have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect in all material respects the substance of events and transactions that should be included therein.

          (aa) Corporate Documents.  Ironbound has delivered to RCFC true and
               -------------------
complete copies of its certificate of incorporation and bylaws and of Ironbound Bank's organization certificate and bylaws. The minute books of Ironbound and Ironbound Bank constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders. The minute books of each of

Ironbound's Subsidiaries constitutes a complete and correct record of all actions taken by the respective boards of directors (and each committee thereof) and the stockholders of each such Subsidiary.

          (bb) Tax Treatment of the Merger.  As of the date hereof, Ironbound
               ---------------------------
has no knowledge of any fact or circumstance that would prevent the transactions contemplated by this Agreement from qualifying as a tax-free reorganization under the Code.

          (cc) Beneficial Ownership of RCFC Common Stock.  As of the date
               -----------------------------------------
hereof, Ironbound beneficially owns no shares of RCFC Common Stock and does not have any option, warrant or right of any kind to acquire the beneficial ownership of any shares of RCFC Common Stock.

          (dd) Year 2000 Matters.  Ironbound has completed a review of its
               -----------------
computer systems to identify systems that could be affected by the "Year 2000" issue and reasonably believes it has identified all such Year 2000 problems. Ironbound's management has developed and commenced implementation of a plan to respond to this issue which is designed to complete any required initial changes to its computer systems and to complete testing of those changes by December 31, 1998. Between the date of this Agreement and the Effective Time, Ironbound shall use commercially practicable efforts to implement and/or continue to undertake such plan. Year 2000 issues have not had, and are not reasonably expected to have, a Material Adverse Effect on Ironbound or its Subsidiaries.

          (ee) Registration Statement.  The information regarding Ironbound to
               ----------------------
be supplied by Ironbound for inclusion in (i) the Registration Statement on Form S-4 and/or such other form(s) as may be appropriate to be filed under the Securities Act of 1933, as amended ("Securities Act"), with the SEC by RCFC for the purpose of, among other things, registering the RCFC Common Stock to be issued to Ironbound's stockholders in the Merger (as amended or supplemented from time to time, the "Registration Statement"), or (ii) the proxy statement to be distributed by Ironbound in connection with Ironbound's meeting of stockholders to vote upon this Agreement (as amended or supplemented from time to time, the "Proxy Statement," and together with the prospectus included in the Registration Statement, as amended or supplemented from time to time, the "Proxy Statement-Prospectus") will not, at the time such Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          Section 2.4.   Representations and Warranties of RCFC.  Subject to
                         --------------------------------------
Sections 2.1 and 2.2, RCFC represents and warrants to Ironbound that, except as specifically disclosed in RCFC's Disclosure Letter:

          (a)  Organization.  (i)   RCFC is a corporation duly organized,
               ------------
validly existing and in good standing under the laws of the State of Delaware and is duly registered as a savings and loan holding company under HOLA. RCFC Bank is a stock savings bank duly organized, validly existing and in good standing under the laws of the State of New York. Each Subsidiary of RCFC Bank is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of RCFC and its Subsidiaries has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

          (ii) RCFC and each of its Subsidiaries has the requisite corporate power and authority, and is duly qualified and is in good standing, to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

          (iii) RCFC's Disclosure Letter sets forth all of RCFC's
Subsidiaries and all entities (whether corporations, partnerships or similar organizations), including the corresponding percentage ownership, in which RCFC owns, directly or indirectly, 5% or more of the ownership interests as of the date of this Agreement and indicates for each Subsidiary, as of the such date, its jurisdiction of organization and the jurisdiction(s) wherein it is qualified to do business. All such Subsidiaries and ownership interests are in compliance with all applicable laws, rules and regulations relating to direct investments in equity ownership interests. RCFC owns, either directly or indirectly, all of the outstanding capital stock of each of its Subsidiaries. No Subsidiary of RCFC other than RCFC Bank is an "insured depository institution" as defined in the FDIA and the applicable regulations thereunder. All of the shares of capital stock of each of the Subsidiaries held by RCFC or any of its other Subsidiaries are fully paid, nonassessable and not subject to any preemptive rights and are owned by RCFC or a Subsidiary of RCFC free and clear of any claims, liens, encumbrances or restrictions (other than those imposed by applicable federal and state securities laws) and there are no agreements or understandings with respect to the voting or disposition of any such shares.

          (iv) The deposits of RCFC Bank are insured by the BIF and the Savings Association Insurance Fund of the FDIC to the extent provided in the FDIA.

          (b)  Capital Structure.  (i)  The authorized capital stock of RCFC
               -----------------
consists of 75,000,000 shares of RCFC Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share ("RCFC Preferred Stock"). As of the date of this Agreement, (A) 26,423,600 shares of RCFC Common Stock were issued and outstanding, (B) no shares of RCFC Preferred Stock were outstanding, (C) no shares of RCFC Common Stock were reserved for issuance, except that 2,642,360 shares of RCFC Common Stock were reserved for issuance pursuant to the RCFC 1998 Stock-Based Incentive Plan and (D) no shares of RCFC Common Stock were held by RCFC in its treasury or by its Subsidiaries. The authorized capital stock of RCFC Bank consists of 75,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. As of the date of this Agreement, 1,000 shares of such common stock were outstanding, no shares of such preferred stock were outstanding and all outstanding shares of such common stock were, and as of the Effective Time will be, owned by RCFC. All outstanding shares of capital stock of RCFC and RCFC Bank are validly issued, fully paid and nonassessable and not subject to any preemptive rights and, with respect to shares held by RCFC in its treasury or by its Subsidiaries, are free and clear of all liens, encumbrances or restrictions (other than those imposed by applicable federal or state securities laws) and there are no agreements or understandings with respect to the voting or disposition of any such shares.

                        (ii) No Voting Debt of RCFC is issued or outstanding.

                        (iii) As of the date of this Agreement, except for this Agreement and the Option Agreement and as set forth in RCFC's Disclosure Letter, neither RCFC nor any of its Subsidiaries has or is bound by any outstanding options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating RCFC or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of RCFC or any of its Subsidiaries or obligating RCFC or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of RCFC or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of RCFC or any of its Subsidiaries.

          (c) Authority.   Each of RCFC and RCFC Bank has the requisite
              ---------
corporate power and authority to enter into this Agreement and the Plan of Bank Merger, respectively, and subject to the receipt of all required regulatory or governmental approvals, as contemplated by Section 5.1(b) of this Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and, subject to the approval of this Agreement by RCFC's stockholders, the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of RCFC and RCFC Bank. This Agreement has been duly executed and delivered by RCFC and constitutes a valid and binding obligation of RCFC, enforceable in accordance with its terms subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

          (d) Fairness Opinion.   RCFC has received the opinion of Sandler
              ----------------
O'Neill & Partner, L.P., to the effect that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to RCFC's stockholders.

          (e) No Violations.  The execution, delivery and performance of this
              -------------
Agreement by RCFC does not, and the consummation of the transactions contemplated hereby will not, constitute (i) assuming receipt of all Requisite Regulatory Approvals and requisite stockholder approvals, a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of RCFC or any of its Subsidiaries, or to which RCFC or any of its Subsidiaries (or any of their respective properties) is subject, (ii) a breach or violation of, or a default under, the certificate of incorporation or bylaws of RCFC or the similar organizational documents of any of its Subsidiaries or (iii) a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of RCFC or any of its Subsidiaries, under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which RCFC or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject; and the consummation of the transactions (including the Bank Merger) contemplated hereby (exclusive of the effect of any changes effected pursuant to Section 1.7) will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instrument, other than (x) the approval of the holders of a majority of the outstanding shares of RCFC Common Stock, (y) the Requisite Regulatory Approvals and (z) such approvals, consents or waivers as are required under the federal and state securities or "blue sky" laws in connection with the transactions contemplated by this Agreement. As of the date hereof, the executive officers of RCFC know of no reason pertaining to RCFC why any of the approvals referred to in this Section 2.4(e) should not be obtained without the imposition of any material condition or restriction described in the proviso to Section 5.1(b).

          (f) Reports.   (i) As of their respective dates, none of the reports
              -------
or other statements filed by RCFC or RCFC Bank on or subsequent to December 31, 1997, with the SEC, the Superintendent, the FDIC and the OTS (collectively, "RCFC's Reports"), contained, or will contain, any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements of RCFC included in RCFC's Report complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC). Each of the consolidated statements of condition contained or incorporated by reference in RCFC's Reports (including in each case any related notes and schedules) fairly presented, or will fairly present, as the case may be, (A) the financial position of the entity or entities to which it relates as of its date and each of the statements of operations, consolidated statements of cash flows and consolidated statements of changes in stockholders' equity, contained or incorporated by reference in RCFC's Reports (including in each case any related notes and schedules), and (B) the results of operations, stockholders' equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with GAAP, except as may be noted therein. RCFC has made available to Ironbound a true and complete copy of each of RCFC's Report filed with the SEC since December 31, 1997.

          (ii) RCFC and each of its Subsidiaries have each timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1993 with (A) the OTS, (B) the SEC, (C) the NASD and (D) any other SRO, and have paid all fees and assessments due and payable in connection therewith.

          (g) Absence of Certain Changes or Events.   Except as disclosed in
              ------------------------------------
RCFC's Reports filed on or prior to the date of this Agreement, since December 31, 1997, (i) RCFC and its Subsidiaries have not incurred any liability, except in the ordinary course of their business consistent with past practice, (ii) RCFC and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses and (iii) there has not been any Material Adverse Effect with respect to RCFC.

          (h) Absence of Claims.  Except as set forth in RCFC's Disclosure
              -----------------
Letter, no litigation, proceeding, controversy, claim or action before any court or governmental agency is pending against RCFC or any of its Subsidiaries, and, to the best of RCFC's knowledge, no such litigation, proceeding, controversy, claim or action has been threatened.

          (i) Absence of Regulatory Actions.  Neither RCFC nor any of its
              -----------------------------
Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar written undertaking to, or is subject to any action, proceeding, order or directive by, or is a recipient of any extraordinary supervisory letter from any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, nor has it been advised by any Governmental Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar written undertaking.

          (j) Taxes.  All federal, state, local and foreign tax returns required
              -----
to be filed by or on behalf of RCFC or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All taxes shown on such returns, all taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by RCFC or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on RCFC's balance sheet (in accordance with GAAP). For purposes of this Section 2.4(j), the term "taxes" shall include all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes. As of the date of this Agreement, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of RCFC or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where RCFC or any of its Subsidiaries do not file tax returns that RCFC or any such Subsidiary is subject to taxation in that jurisdiction. All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to RCFC or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on RCFC's balance sheet (in accordance with GAAP). Except as set forth in RCFC's Disclosure Letter, RCFC and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. RCFC and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and RCFC and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. Neither RCFC nor any of its Subsidiaries (i) has made an election under Section 341(f) of the Code, (ii) has issued or assumed any obligation under Section 279 of the Code, any high yield discount obligation as described in Section 163(i) of the Code or any registration-required obligation within the meaning of Section 163(f)(2) of the Code that is not in registered form or (iii) is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

          (k)  Agreements.    (i)   Except for arrangements made in the ordinary
               ----------
course of business, and except as set forth in RCFC's Disclosure Letter, RCFC and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K) to be performed after the date hereof that has not been filed with or incorporated by reference in RCFC's Report. Except as disclosed in RCFC's Report filed prior to the date of this Agreement, neither RCFC nor any of its Subsidiaries is a party to an oral or written (A) consulting agreement (other than data processing, software programming and licensing contracts entered into in the ordinary course of business) not terminable on 60 days' or less notice, (B) agreement with any executive officer or other key employee of RCFC or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving RCFC or any of its Subsidiaries of the nature contemplated by this Agreement, (C) agreement with respect to any employee or director of RCFC or any of its Subsidiaries providing any term of employment or compensation guarantee extending for a period longer than 60 days or for the payment of in excess of $100,000 per annum, (D) agreement or plan, including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or (E) agreement containing covenants that limit the ability of RCFC or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, RCFC (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency).

          (ii) Except as set forth in RCFC's Disclosure Letter, neither RCFC nor any of its Subsidiaries is in default under or in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject.

          (iii) RCFC and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in its businesses, and neither RCFC nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Each of RCFC and its Subsidiaries has performed all the obligations required to be performed by it and are not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing.

          (l) RCFC Common Stock.  The shares of RCFC Common Stock to be issued
              -----------------
pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

          (m) Labor Matters.  Neither RCFC nor any of its Subsidiaries is or has
              -------------
ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is RCFC or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel RCFC or any of its Subsidiaries to bargain with any labor organization as to wages and conditions of employment, nor is there any strike, other labor dispute or organizational effort involving RCFC or any of its Subsidiaries pending or, to RCFC's knowledge, threatened. RCFC and its Subsidiaries are in compliance with applicable laws regarding employment of employees and retention of independent contractors and are in compliance with applicable employment tax laws.

          (n) Employee Benefit Plans.  RCFC's Disclosure Letter contains a
              ----------------------
complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, "employee benefit plans," as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of RCFC or any of its Subsidiaries (hereinafter referred to collectively as the "RCFC Employee Plans"). All of the RCFC Employee Plans comply in all material respects with all applicable requirements of ERISA, the Code and other applicable laws; there has occurred no "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) which is likely to result in the imposition of any penalties or taxes under
Section 502(i) of ERISA or Section 4975 of the Code upon RCFC or any of its Subsidiaries. No liability to the PBGC has been or is expected by RCFC or any of its Subsidiaries to be incurred with respect to any RCFC Employee Plan which is subject to Title IV of ERISA ("RCFC Pension Plan"), or with respect to any "single-employer plan" (as defined in Section 4001(a) of ERISA) currently or formerly maintained by RCFC or any entity which is considered one employer with RCFC under Section 4001(b)(1) of ERISA or Section 414 of the Code (an "ERISA Affiliate"). No RCFC Pension Plan had an "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each RCFC Pension Plan exceeds the present value of the "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA) under such RCFC Pension Plan as of the end of the most recent plan year with respect to the respective RCFC Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such RCFC Pension Plan as of the date hereof; and no notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any RCFC Pension Plan within the 12-month period ending on the date hereof. Neither RCFC nor any of its Subsidiaries has provided, or is required to provide, security to any RCFC Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither RCFC, its Subsidiaries, nor any ERISA Affiliate has contributed to any "multiemployer plan," as defined in Section 3(37) of ERISA, on or after September 26, 1980. Each RCFC Employee Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (an "RCFC Qualified Plan") has received a favorable determination letter from the IRS, and RCFC and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each RCFC Qualified Plan that is an "employee stock ownership plan" (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder in all respects and any assets of any such RCFC Qualified Plan that are not allocated to participants' individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness. There is no pending or, to RCFC's knowledge, threatened litigation, administrative action or proceeding relating to any RCFC Employee Plan. There has been no announcement or commitment by RCFC or any of its Subsidiaries to create an additional RCFC Employee Plan, or to amend any RCFC Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such RCFC Employee Plan; and, except as specifically identified in RCFC's Disclosure Letter, RCFC and its Subsidiaries do not have any obligations for post-retirement or post-employment benefits under any RCFC Employee Plan that cannot be amended or terminated upon 60 days' notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals. With respect to RCFC or any of its Subsidiaries, for the Employee Plans listed in RCFC's Disclosure Letter, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any payment or series of payments by RCFC or any of its Subsidiaries to any person which is an "excess parachute payment" (as defined in Section 280G of the Code), increase or secure (by way of a trust or other vehicle) any benefits payable under any RCFC Employee Plan or accelerate the time of payment or vesting of any such benefit. With respect to each RCFC Employee Plan, RCFC has supplied to Ironbound a true and correct copy of (A) the annual report on the applicable form of the Form 5500 series filed with the IRS for the most recent three plan years, if required to be filed, (B) such RCFC Employee Plan, including amendments thereto, (C) each trust agreement, insurance contract or other funding arrangement relating to such RCFC Employee Plan, including amendments thereto, (D) the most recent summary plan description and summary of material modifications thereto for such RCFC Employee Plan, if the RCFC Employee Plan is subject to Title I of ERISA,
(E) the most recent actuarial report or valuation if such RCFC Employee Plan is an RCFC Pension Plan and any subsequent changes to the actuarial assumptions contained therein and (F) the most recent determination letter issued by the IRS if such RCFC Employee Plan is a Qualified Plan.

          (o) Title to Assets.  RCFC and each of its Subsidiaries has good and
              ---------------
marketable title to its properties and assets (including any intellectual property asset such as any trademark, service mark, tradename or copyright) and property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer, other than property as to which it is lessee, in which case the related lease is valid and in full force and effect. Each lease pursuant to which RCFC or any of its Subsidiaries is lessor is valid and in full force and effect and no lessee under any such lease is in default or in violation of any provisions of any such lease. All material tangible properties of RCFC and each of its Subsidiaries are in a good state of maintenance and repair, conform with all applicable ordinances, regulations and zoning laws and are considered by RCFC to be adequate for the current business of RCFC and its Subsidiaries.

          (p) Compliance with Laws.  RCFC and each of its Subsidiaries has all
              --------------------
permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of RCFC, no suspension or cancellation of any of them is threatened. Since the date of its incorporation, the corporate affairs of RCFC have not been conducted in violation of any law, ordinance, regulation, order, writ, rule, decree or approval of any Governmental Entity. The businesses of RCFC and its Subsidiaries are not being conducted in violation of any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity.

          (q) Fees.  Other than the financial advisory services performed for
              ----
RCFC by Sandler O'Neill & Partners, L.P. pursuant to an agreement dated July 10, 1998, a true and complete copy of which has been previously delivered to Ironbound, neither RCFC nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for RCFC or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

          (r) Environmental Matters.  With respect to RCFC and each of its
              ---------------------
Subsidiaries:

          (i) Each of RCFC and its Subsidiaries, the Participation Facilities and, to RCFC's knowledge, the Loan Properties are, and have been, in substantial compliance with, and are not liable under, all Environmental Laws;

          (ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to RCFC's knowledge, threatened, before any court, governmental agency or board or other forum against it or any of its Subsidiaries or any Participation Facility
(x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by it or any of its Subsidiaries or any Participation Facility;

          (iii) To RCFC's knowledge, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or RCFC or any of its Subsidiaries in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by a Loan Property;

          (iv) To RCFC's knowledge, the properties currently owned or operated by RCFC or any of its Subsidiaries (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Hazardous Material other than as permitted under applicable Environmental Law;

          (v) Neither RCFC nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

          (vi) To RCFC's knowledge, there are no underground storage tanks on, in or under any properties owned or operated by RCFC or any of its Subsidiaries or any Participation Facility, and no underground storage tanks have been closed or removed from any properties owned or operated by RCFC or any of its Subsidiaries or any Participation Facility; and

          (vii) To RCFC's knowledge, during the period of (l) RCFC's or any of its Subsidiaries' ownership or operation of any of their respective current properties or (m) RCFC's or any of its Subsidiaries' participation in the management of any Participation Facility, there has been no contamination by or release of Hazardous Materials in, on, under or affecting such properties. To RCFC's knowledge, prior to the period of
(x) RCFC's or any of its Subsidiaries' ownership or operation of any of their respective current properties or (y) RCFC's or any of its Subsidiaries' participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such property, Participation Facility or Loan Property.

          (s) Loan Portfolio; Allowance; Asset Quality.  (i)   With respect to
              ----------------------------------------
each Loan owned by RCFC or its Subsidiaries in whole or in part, to the best knowledge of RCFC:

          (A) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

          (B) neither RCFC nor any of its Subsidiaries nor any prior holder of a Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

          (C) RCFC or a Subsidiary is the sole holder of legal and beneficial title to each Loan (or RCFC Bank's applicable participation interest, as applicable); except as otherwise referenced on the books and records of RCFC;

          (D) the note and the related security documents, copies of which are included in the Loan files, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file;

          (E) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property that serves as security for a Loan; except as otherwise referenced on the books and records of RCFC;

          (F) there is no litigation or proceeding pending or threatened, relating to the property that serves as security for a Loan that would have a Material Adverse Effect upon the related Loan; and

          (G) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable.

          (ii) The allowance for possible losses reflected in RCFC Bank's audited statement of condition at June 30, 1997 was, and the allowance for possible losses shown on the balance sheets in RCFC's Reports for periods ending after June 30, 1998 will be adequate, as of the dates thereof, under generally accepted accounting principles applicable to stock savings banks consistently applied.

          (iii) RCFC's Disclosure Letter sets forth by category the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of RCFC and its Subsidiaries that have been classified (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans" (in the latter two cases, to the extent available) or words of similar import, and RCFC and its Subsidiaries shall promptly after the end of any month inform Ironbound of any such classification arrived at any time after the date hereof. The OREO included in any non-performing assets of RCFC or any of its Subsidiaries is carried net of reserves at the lower of cost or fair value, less estimated selling costs, based on current independent appraisals or evaluations or current management appraisals or evaluations; provided, however, that "current" shall mean within the past 12 months.

          (t) Accounting Matters.  Neither RCFC nor any of its Subsidiaries or,
              ------------------
to the best of its knowledge, any of its other affiliates has, through the date hereof, taken or agreed to take any action that would prevent RCFC from accounting for the business combination to be effected by the Merger as a pooling-of-interests, and RCFC has no knowledge of any fact or circumstance that would prevent such accounting treatment.

          (u) Investment Securities; Borrowing.  (i)   Except for investments in
              --------------------------------
FHLB Stock and pledges to secure FHLB borrowings and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the ordinary course of business and restrictions that exist for securities to be classified as "held to maturity," none of the investments reflected in the balance sheet of RCFC Bank for the year ended June 30, 1997, and none of the investment securities held by RCFC or any of its Subsidiaries since June 30, 1997 is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

          (ii) Except as set forth in RCFC's Disclosure Letter, neither RCFC nor any Subsidiary is a party to or has agreed to enter into any Derivatives Contract or owns securities that (A) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance, and listed (as of the date hereof) in RCFC's Disclosure Letter or disclosed in RCFC's Report filed on or prior to the date hereof.

          (iii) Set forth in RCFC's Disclosure Letter is a true and complete list of RCFC's borrowed funds (excluding deposit accounts) as of the date hereof.

          (v) Registration Statement.  The information regarding RCFC to be
              ----------------------
supplied by RCFC for inclusion in (i) the Registration Statement or (ii) the Proxy Statement will not, at the time such Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (w) Books and Records.  The books and records of RCFC and its
              -----------------
Subsidiaries on a consolidated basis have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect in all material respects the substance of events and transactions that should be included therein.

          (x) Corporate Documents.  RCFC has delivered to Ironbound true and
              -------------------
complete copies of its organization certificate and bylaws and of RCFC Bank's organization certificate and bylaws. The minute books of RCFC and RCFC Bank constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders. The minute books of each of RCFC's Subsidiaries constitutes a complete and correct record of all actions taken by the respective boards of directors (and each committee thereof) and the stockholders of each such Subsidiary.

          (y) Beneficial Ownership of Ironbound Common Stock.  As of the date
              ----------------------------------------------
hereof, RCFC beneficially owns no shares of Ironbound Common Stock and, other than as contemplated by the Option Agreement, does not have any option, warrant or right of any kind to acquire the beneficial ownership of any shares of Ironbound Common Stock.

          (z) Tax Treatment of the Merger.  As of the date hereof, RCFC has no
              ---------------------------
knowledge of any fact or circumstance that would prevent the transactions contemplated by this Agreement from qualifying as a tax-free reorganization under the Code.

          (aa) Year 2000 Matters.  RCFC has completed a review of its computer
               -----------------
systems to identify systems that could be affected by the "Year 2000" issue and reasonably believes it has identified all Year 2000 problems. RCFC's management has developed and commenced implementation of a plan which is designed to complete any required initial changes to its computer systems and to complete testing of those changes by December 31, 1998. Between the date of this Agreement and the Effective Time, RCFC shall use commercially practicable efforts to implement and/or continue to undertake such plan. Year 2000 issues have not had, and are not reasonably expected to have, a Material Adverse Effect on RCFC or its Subsidiaries.

     (bb) Deposits. None of the deposits of RCFC or any of its Subsidiaries is a
          --------
"brokered deposit."


                                  ARTICLE III

                           CONDUCT PENDING THE MERGER
                           --------------------------

          Section 3.1.   Conduct of Ironbound's Business Prior to the Effective
                         ------------------------------------------------------
Time. Except as expressly provided in this Agreement, during the period from the
----
date of this Agreement to the Effective Time, Ironbound shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) conduct its business in the regular, ordinary and usual course consistent with past practice; (ii) maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees, (iii) take no action which would adversely affect or delay the ability of Ironbound or RCFC to perform their respective covenants and agreements on a timely basis under this Agreement, (iv) take no action which would adversely affect or delay the ability of Ironbound, Ironbound Bank, RCFC or RCFC Bank to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction, and (v) take no action that results in or is reasonably likely to have a Material Adverse Effect on Ironbound or Ironbound Bank.

          Section 3.2.   Forbearance by Ironbound.  Without limiting the
                         ------------------------
covenants set forth in Section 3.1 hereof, except as otherwise provided in this Agreement and except to the extent required by law or regulation or any Government Regulators, during the period from the date of this Agreement to the Effective Time, Ironbound shall not, and shall not permit any of its Subsidiaries to, without the prior consent of RCFC, which consent shall not be unreasonably withheld:

          (a) change any provisions of the certificate of incorporation or bylaws of Ironbound or the similar governing documents of its Subsidiaries;

          (b) issue any shares of capital stock or change the terms of any outstanding stock options or warrants or issue, grant or sell any option, warrant, call, commitment, stock appreciation right, right to purchase or agreement of any character relating to the authorized or issued capital stock of Ironbound except pursuant to the exercise of stock options or warrants outstanding as of the date of this Agreement in the ordinary course of business and consistent with past practice;

          (c) make, declare or pay any cash or stock dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, other than the $0.05 regular quarterly cash dividend payable by Ironbound. As promptly as practicable following the date of this Agreement, the Board of Directors of Ironbound shall cause its regular quarterly dividend record dates and payment dates to be the same as RCFC's regular quarterly dividend record dates and payments dates for RCFC Common Stock, and Ironbound shall not thereafter change its regular dividend payment dates and record dates. Nothing contained in this Section 3.2(c) or in any other Section of this Agreement shall be construed to permit holders of shares of Ironbound Common Stock to receive two dividends from either Ironbound or from Ironbound and RCFC in any one quarter. Subject to applicable regulatory restrictions, if any, Ironbound Bank may pay a cash dividend that is, in the aggregate, sufficient to fund any dividend by Ironbound permitted hereunder;

          (d) other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect, sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, leases or assets to any individual, corporation or other entity other than a direct or indirect wholly owned Subsidiary of Ironbound or cancel, release or assign any indebtedness of any such individual, corporation or other entity, except pursuant to contracts or agreements in force at the date of this Agreement and which have been disclosed to RCFC;

          (e) except to the extent required by law or as disclosed in Section 3.2(e) of Ironbound's Disclosure Letter or specifically provided for elsewhere herein, increase in any manner the compensation or fringe benefits of any of its employees or directors, other than general increases in compensation for non-officer employees in the ordinary course of business consistent with past practice that do not cause the annualized compensation of any of Ironbound's non-officer employees following such increase to exceed by more than 5% the total annual compensation expenses of Ironbound with respect to such person for the twelve month period ended March 31, 1998 and other than promotions of non-officer employees as a result of enhanced job classification and duties, made in the ordinary course of business which results in an increase in the compensation thereof so long as such increase does not cause the annual rate of such individual's compensation to increase by more than 10% of such person's compensation at March 31, 1998; pay, unless approved in advance by RCFC, any reasonable "stay in place" pay where necessary or appropriate to retain key employees; pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or directors, or become a party to, amend or commit itself to fund or otherwise establish any trust or account related to any Ironbound Employee Plan (as defined in Section 2.3(m)) with or for the benefit of any employee or director; voluntarily accelerate the vesting of any stock options or other compensation or benefit; make any discretionary continuation to any Employee Plan; hire any employee with an annual total compensation payment in excess of $35,000 or enter into any employment contract; terminate or increase the costs to Ironbound or any Subsidiary of any Employee Plan;

          (f) except as contemplated by Section 4.2, change its method of accounting as in effect at June 30, 1997, except as required by changes in GAAP as concurred in by Ironbound's independent auditors;

          (g) settle any claim, action or proceeding involving any liability of Ironbound or any of its Subsidiaries for money damages in excess of $25,000 or impose material restrictions upon the operations of Ironbound or any of its Subsidiaries;

          (h) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case which are material, individually or in the aggregate, to Ironbound, except in satisfaction of debts previously contracted;

          (i) except pursuant to commitments existing at the date hereof which have previously been disclosed to RCFC, make any real estate loans secured by undeveloped land or real estate located outside the State of New Jersey (other than real estate secured by one-to-four family homes) or make any construction loan (other than construction loans secured by one-to-four family homes) outside the State of New Jersey;

          (j) establish or commit to the establishment of any new branch or other office facilities other than those for which all regulatory approvals have been obtained except as disclosed in the Ironbound Disclosure Schedule;

          (k) take any action that would prevent or impede the Merger from qualifying (A) for pooling-of-interests accounting treatment, or (B) as a tax-free reorganization under the Code;

          (l) other than in the ordinary course of business consistent with past practice in individual amounts not to exceed $50,000 and other than investments for Ironbound's portfolio made in accordance with Section 3.2(m), make any investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

          (m) make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than US government and US government agency securities with final maturities not greater than five years, mortgage-backed or mortgage related securities which would not be considered "high risk" securities pursuant to Thrift Bulletin Number 52 issued by the OTS or securities of the FHLB, in each case that are purchased in the ordinary course of business consistent with past practice;

          (n) enter into or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $20,000 per annum and other than contracts or agreements covered by Section 3.2(o);

          (o) settle any claim, action or proceeding involving any liability of Ironbound or any of its Subsidiaries for money damages in excess of $25,000 or material restrictions upon the operations of Ironbound or any of its Subsidiaries;

          (p) make, grant or purchase any loan or commitment to lend in excess of $500,000 to any individual borrower, unless such loan is fully secured by real estate or liquid collateral and conforms in all material respects with the Bank's existing loan policy. The Bank is also permitted to renew currently outstanding loans or amounts above $500,000 provided the loan has a satisfactory payment history and the renewal is not in excess of the original loan principal amount.

          (q) incur any additional borrowings beyond those set forth in the Ironbound Disclosures Schedule other than short-term (six months or less) FHLB borrowings and reverse repurchase agreements consistent with past practice, or pledge any of its assets to secure any borrowings other than as required pursuant to the terms of borrowings of Ironbound or any Subsidiary in effect at the date hereof or in connection with borrowings or reverse repurchase agreements permitted hereunder. Deposits shall not be deemed to be borrowings within the meaning of this paragraph;

          (r) make any capital expenditures in excess of $50,000 per expenditure from the date of this Agreement until the Effective Date other than pursuant to binding commitments existing on the date hereof disclosed in the Ironbound Disclosure Schedule, other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

          (s) organize, capitalize, lend to or otherwise invest in any Subsidiary, or invest in or acquire any equity or voting interest in any firm, corporation or business enterprise (other than securities of the FHLB that are purchased in the ordinary course of business consistent with past practice);

          (t) elect to the Board of Directors of Ironbound or, except as disclosed in Ironbound's Disclosure Letter, to any office any person who is not a member of the Board of Directors of Ironbound or an officer of Ironbound as of the date of this Agreement;

          (u) accept any proposed deposits by any municipality or government agency the terms of which exceed 90 days; or

          (v) agree or make any commitment to take any action that is prohibited by this Section 3.2.

          In the event that RCFC does not respond in writing to Ironbound within three business days of receipt by RCFC of a written request for Ironbound to engage in any of the actions for which RCFC's prior written consent is required pursuant to this Section 3.2, RCFC shall be deemed to have consented to such action. Any request by Ironbound or response thereto by RCFC shall be made in accordance with the notice provisions of Section 8.7, shall note that it is a request pursuant to this Section 3.2 and shall state that a failure to respond within three business days shall constitute consent.

          Section 3.3.   Conduct of RCFC's Business Prior to the Effective Time.
                         ------------------------------------------------------
Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, RCFC shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) conduct its business in the regular, ordinary and usual course consistent with past practice; (ii) maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees, (iii) take no action which would materially adversely affect or delay the ability of Ironbound or RCFC to perform their respective covenants and agreements on a timely basis under this Agreement, (iv) take no action which would adversely affect or delay the ability of Ironbound, RCFC, Ironbound Bank or RCFC Bank to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction, and (v) take no action that results in or is reasonably likely to have a Material Adverse Effect on RCFC.

                                   ARTICLE IV

                                   COVENANTS
                                   ---------

          Section 4.1.   Acquisition Proposals.  From and after the date hereof
                         ---------------------
until the termination of this Agreement, neither Ironbound or Ironbound Bank, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by Ironbound or any of its subsidiaries), will, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its officers, directors or employees or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by any of its subsidiaries to take any such action, and Ironbound shall notify RCFC orally (within one business day) and in writing (as promptly as practicable) of all of the relevant details relating to all inquiries and proposals which it or any of its subsidiaries or any such officer, director, employee, investment banker, financial advisor, attorney, accountant or other representative may receive relating to any of such matters and if such inquiry or proposal is in writing, Ironbound shall deliver to RCFC a copy of such inquiry or proposal promptly; provided, however, that nothing contained in this Section 4.1 shall prohibit the Board of Directors of Ironbound from (i) furnishing information to, or entering into discussions or negotiations with any person or entity that makes an unsolicited written, bona fide proposal, to acquire Ironbound pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction, if, and only to the extent that, (A) the Board of Directors of Ironbound receives a written opinion from its independent financial advisor that such proposal may be superior to the Merger from a financial point-of-view to Ironbound's stockholders, (B) the Board of Directors of Ironbound, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is necessary for the Board of Directors of Ironbound to comply with its fiduciary duties to stockholders under applicable law (such proposal that satisfies (A) and (B) being referred to herein as a "Superior Proposal") and (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, Ironbound (x) provides reasonable notice to RCFC to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form, (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer or (iii) failing to make or withdrawing or modifying its recommendation and entering into a Superior Proposal if there exists a Superior Proposal and the Board of Directors of Ironbound, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is necessary for the Board of Directors of Ironbound to comply with its fiduciary duties to stockholders under applicable law. For purposes of this Agreement, "Acquisition Proposal" shall mean any of the following (other than the transactions contemplated hereunder) involving Ironbound or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of Ironbound or Ironbound Bank, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of Ironbound or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

           Section 4.2.  Certain Policies of Ironbound.
                         -----------------------------

          (a) At the request of RCFC, Ironbound shall cause Ironbound Bank to modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and investment and asset/liability management policies and practices after the date on which all Requisite Regulatory Approvals and stockholder approvals are received, and after receipt of written confirmation from RCFC that it is not aware of any fact or circumstance that would prevent completion of the Merger, and prior to the Effective Time so as to be consistent on a mutually satisfactory basis with those of RCFC Bank; provided, however, that Ironbound shall not be required to take such action more than five business days prior to the Effective Date; and provided, further, that such policies and procedures are not prohibited by GAAP or any applicable laws and regulations.

          (b) Ironbound's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 4.2. RCFC agrees to hold harmless, indemnify and defend Ironbound and its Subsidiaries, and their respective directors, officers and employees, for any loss, claim, liability or other damage caused by or resulting from compliance with this Section 4.2.

           Section 4.3.  Access and Information.
                         ----------------------

          (a) Upon reasonable notice, Ironbound and RCFC shall (and shall cause their respective Subsidiaries to) afford to the other and their respective representatives (including, without limitation, directors, officers and employees of such party and its affiliates and counsel, accountants and other professionals retained by such party) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as either party may reasonably request; provided, however, that no investigation pursuant to this Section 4.3 shall affect or be deemed to modify any representation or warranty made herein. In furtherance, and not in limitation of the foregoing, Ironbound shall make available to RCFC all information necessary or appropriate for the preparation and filing of all real property and real estate transfer tax returns and reports required by reason of the Merger or the Bank Merger. RCFC and Ironbound will not, and will cause their respective representatives not to, use any information obtained pursuant to this Section
4.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, each of RCFC and Ironbound will keep confidential, and will cause their respective representatives to keep confidential, all information and documents obtained pursuant to this Section 4.3 unless such information (i) was already known to such party or an affiliate of such party, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to such party or an affiliate of such party from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of the other party or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto (or an affiliate of any party hereto) to be returned to the party that furnished the same.

          (b) During the period of time beginning on the day application materials for the Bank Merger are initially filed with the OTS, the FDIC, the NYBD and the NJBD (but in no event earlier than 30 days prior to the Effective
Time) and continuing to the Effective Time, including weekends and holidays, Ironbound shall cause Ironbound Bank to provide RCFC, RCFC Bank and their authorized agents and representatives full access to Ironbound Bank's offices after normal business hours for the purpose of installing necessary wiring and equipment (at RCFC's expense) to be utilized by RCFC Bank after the Effective Time; provided, that:

          (i) reasonable advance notice of each entry shall be given to Ironbound Bank and Ironbound Bank approves of each entry, which approval shall not be unreasonably withheld;

          (ii) Ironbound Bank shall have the right to have its employees or contractors present to inspect the work being done;

          (iii) to the extent practicable, such work shall be done in a manner that will not interfere with Ironbound Bank's business conducted at any affected branch offices;

          (iv) all such work shall be done in compliance with all applicable laws and government regulations, and RCFC Bank shall be responsible for the procurement, at RCFC Bank's expense, of all required governmental or administrative permits and approvals;

          (v) RCFC Bank shall maintain appropriate insurance satisfactory to Ironbound Bank in connection with any work done by RCFC Bank's agents and representatives pursuant to this Section 4.3;

          (vi) RCFC Bank shall reimburse Ironbound Bank for any material out-of-pocket costs or expenses incurred by Ironbound Bank in connection with this undertaking; and

          (vii) in the event this Agreement is terminated in accordance with Article VI hereof, RCFC Bank, within a reasonable time period and at its sole cost and expense, will restore such offices to their condition prior to the commencement of any such installation.

          Section 4.4.   Certain Filings, Consents and Arrangements.   RCFC and
                         ------------------------------------------
Ironbound shall (a) as soon as practicable (and in any event within 45 days after the date hereof) make, or cause to be made, any filings and applications and provide any notices required to be filed or provided in order to obtain all approvals, consents and waivers of governmental authorities and third parties necessary or appropriate for the consummation of the transactions contemplated hereby; (b) cooperate with one another in promptly (i) determining what filings and notices are required to be made or approvals, consents or waivers are required to be obtained under any relevant federal or state law or regulation or under any relevant agreement or other document and (ii) making any such filings and notices, furnishing information required in connection therewith and seeking timely to obtain any such approvals, consents or waivers; and (c) deliver to the other copies of the publicly available portions of all such filings, notices and applications promptly after they are filed.

          Section 4.5.   Antitakeover Provisions.  Ironbound and its
                         -----------------------
Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document (i) to exempt or continue to exempt RCFC, the Agreement, the Merger, the Bank Merger and the Option Agreement from any provisions of an antitakeover nature in Ironbound's or its Subsidiaries' organization certificates and bylaws and the provisions of any federal or state antitakeover laws, and (ii) upon the request of RCFC, to assist in any challenge to the applicability to the Agreement, the Merger, the Bank Merger or the Option Agreement of any federal or state antitakeover laws.

          Section 4.6.   Additional Agreements.   Subject to the terms and
                         ---------------------
conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including the Bank Merger, as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable governmental entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

          Section 4.7.   Publicity.   The initial press release announcing this
                         ---------
Agreement shall be a joint press release and thereafter Ironbound and RCFC shall consult with each other in issuing any press releases or otherwise making public statements with respect to the Merger and any other transaction contemplated hereby and in making any filings with any governmental entity or with any national securities exchange with respect thereto.

          Section 4.8.   Stockholders Meeting.   Ironbound shall take all action
                         --------------------
necessary, in accordance with applicable law and its corporate documents, to convene a meeting of its stockholders (the "Stockholder Meeting") as promptly as practicable for the purpose of considering and voting on approval and adoption of the transactions provided for in this Agreement. Except to the extent legally required for the discharge by the Board of Directors of its fiduciary duties as advised in writing by such Board's counsel, the Board of Directors of Ironbound shall (a) recommend at its Stockholder Meeting that the stockholders vote in favor of and approve the transactions provided for in this Agreement and
(b) use its best efforts to solicit such approvals.

          Section 4.9.   Proxy Statements; Comfort Letters.  (i) As soon as
                         ---------------------------------
practicable after the date hereof, RCFC and Ironbound shall cooperate with respect to the preparation of a Proxy Statement-Prospectus for the purpose of taking stockholder action on the Merger and this Agreement and file the Proxy Statement-Prospectus with the SEC and the FDIC, respond to comments of the staff of the SEC and the FDIC and, promptly after the Registration Statement is declared effective by the SEC and the FDIC, mail the Proxy Statement-Prospectus to the respective holders of record (as of the applicable record date) of shares of voting stock of each of Ironbound and RCFC. RCFC and Ironbound each represents and covenants to the other that the Proxy Statement-Prospectus, and any amendment or supplement thereto, with respect to the information pertaining to it or its Subsidiaries at the date of mailing to its stockholders and the date of its Stockholder Meeting will be in compliance with the Exchange Act and all relevant rules and regulations of the SEC and the FDIC and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (ii) RCFC shall cause Ernst & Young LLP, its independent public accounting firm, to deliver to Ironbound, and Ironbound shall cause Deloitte & Touche LLP, its independent public accounting firm, to deliver to RCFC and to its officers and directors who sign the Registration Statement for this transaction, a "comfort letter" or "agreed upon procedures" letter, in the form customarily issued by such accountants at such time in transactions of this type, dated (a) the date of the mailing of the Proxy Statement-Prospectus for the Stockholders Meeting of Ironbound and the date of mailing of the Proxy Statement for the Stockholders meeting of RCFC, respectively, and (b) a date not earlier than five business days preceding the date of the Closing (as defined in Section 7.1).

           Section 4.10. Registration of RCFC Common Stock.
                         ---------------------------------

          (a) RCFC shall, as promptly as practicable following the preparation thereof, file the Registration Statement (including any pre-effective or post-effective amendments or supplements thereto) with the SEC under the Securities Act in connection with the transactions contemplated by this Agreement, and RCFC and Ironbound shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. RCFC will advise Ironbound promptly after RCFC receives notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the shares of capital stock issuable pursuant to the Registration Statement, or the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. RCFC will provide Ironbound with as many copies of such Registration Statement and all amendments thereto promptly upon the filing thereof as Ironbound may reasonably request.

          (b) RCFC shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities laws or "blue sky" permits and approvals required to carry out the transactions contemplated by this Agreement.

          (c) RCFC shall use its best efforts to list, prior to the Effective Time, on the Nasdaq National Market, or on such other exchange as RCFC Common Stock shall then be trading, subject only to official notice of issuance, the shares of RCFC Common Stock to be issued by RCFC in exchange for the shares of Ironbound Common Stock.

          Section 4.11.  Affiliate Letters.   Promptly, but in any event within
                         -----------------
two weeks after the execution and delivery of this Agreement, Ironbound shall deliver to RCFC a letter identifying all persons who, to the knowledge of Ironbound, may be deemed to be "affiliates" of Ironbound under Rule 145 of the Securities Act and the pooling-of-interests accounting rules, including, without limitation, all directors and executive officers of Ironbound. Within two weeks after delivery of such letter, Ironbound shall deliver executed letter agreements, each substantially in the form attached hereto as Exhibit A, executed by each such person so identified as an affiliate of Ironbound agreeing
(i) to comply with Rule 145, (ii) to refrain from transferring shares as required by the pooling-of-interests accounting rules and (iii) to be present in person or by proxy and vote in favor of the Merger at Ironbound Stockholders Meeting. Within two weeks after the date hereof, RCFC shall cause its directors and executive officers to enter into letter agreements, in the form attached hereto as Exhibit C, with RCFC concerning the pooling-of-interests accounting rules.

          Section 4.12.  Notification of Certain Matters.   Each party shall
                         -------------------------------
give prompt notice to the others of: (a) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (b) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Event. Each of Ironbound and RCFC shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

           Section 4.13.  Employees, Directors and Officers.
                          ---------------------------------

          (a) All persons who are employees of Ironbound Bank immediately prior to the Effective Time (Ironbound's Employees) and whose employment is not specifically terminated at or prior to the Effective Time (a "Continuing Employee") shall, at the Effective Time, become employees of RCFC or RCFC Bank, respectively; provided, however, that in no event shall any of Ironbound's Employees be officers of RCFC or RCFC Bank, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of RCFC or RCFC Bank. All of Ironbound's Employees who remain following the Effective Date shall be employed at the will of RCFC or RCFC Bank. No contractual right to employment shall inure to such employees because of this Agreement. Subject to paragraph (e) of this Section 4.13, no employee of Ironbound will become a contractual employee of RCFC or RCFC Bank unless such contract is in writing and executed by the President or Chief Executive Officer of RCFC or RCFC Bank.

          (b) Except as provided in paragraph (c) of this Section 4.13, appropriate steps shall be taken to terminate all Ironbound Employee Plans as of the Effective Time or as promptly as practical thereafter. Except as provided in paragraph (c) of this Section 4.13, immediately following the Effective Time, each Continuing Employee shall be eligible to participate in RCFC Employee Plans, on the same basis as and subject as are applicable to any newly-hired employee of RCFC or RCFC Bank (it being understood that inclusion of Continuing Employee in RCFC Employee Plans may occur at different times with respect to different plans); provided, however, that with respect to each RCFC Employee Plan, other than the Richmond County Savings Bank Employee Stock Ownership Plan (the "RCFC Bank ESOP") and the Retirement Plan of

Richmond County Savings Bank in RSI Trust (the "RCFC Bank Retirement Plan"), for purposes of determining eligibility to participate, vesting, and entitlement to benefits, service with Ironbound or Ironbound Bank shall be treated as service with RCFC or RCFC Bank; provided further however, that such service shall not be recognized to the extent such recognition would result in a duplication of benefits. Such service shall also apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitation with respect to any RCFC or RCFC Bank welfare benefit plan. For purposes of determining eligibility to participate, vesting, and entitlement to benefits (including accrual of benefits) under the RCFC Bank ESOP or RCFC Bank Retirement Plan, Continuing Employees shall be treated as newly-hired employees of RCFC or RCFC Bank as of the Effective Date and credit for service shall begin accruing as of that date.

          (c) As of the Effective Time, each Ironbound Employee who is a participant in the Ironbound 401(k) Plan (the "Ironbound 401(k) Plan") shall become fully vested in his or her account balance in the Ironbound 401(k) Plan and the Ironbound 401(k) Plan will either be merged into the Richmond County Savings Bank 401(k) Savings Plan (the "RCFC Bank 401(k) Plan") effective as of a date following the Effective Time selected by RCFC Bank or, if so elected by RCFC Bank, terminated immediately prior to, on, or after the Effective Time.
The determination as to whether the Ironbound Savings Plan shall be terminated or merged into the RCFC Bank 401(k) Plan shall be made by RCFC Bank. Effective as of the date of the merger of the Ironbound 401(k) Plan into the RCFC 401(k) Plan or the termination of the Ironbound 401(k) Plan (or the Effective Time, if subsequent to such termination), Ironbound Employees who are then participating in the Ironbound 401(k) Plan shall become participants in the RCFC Bank 401(k) Plan.

          (d) RCFC agrees to honor existing employment agreements, including the change in control provisions of such agreements, between Ironbound and Ironbound Bank and certain employees, stock option plans and restricted stock plans, and other benefit plans as described in Section 4.13 (collectively "Employment Agreements") and to the payment of benefits by Ironbound as of the Effective Time or earlier as agreed to by Ironbound and RCFC under such agreements and plans as such amounts are calculated and disclosed on Disclosure Schedule 4.13(d). Payments under the Employment Agreements shall be made by Ironbound, as set forth in the Ironbound Disclosure Letter, immediately prior to the Effective Time .

          (e) At the Effective Time, RCFC Bank shall enter into an employment agreement with Michael J. Gagliardi and Thomas Lupo, substantially in the form attached hereto as Exhibit D.

           Section 4.14. Indemnification; Directors' and Officers' Insurance.
                         ---------------------------------------------------

          (a) From and after the Effective Time through the third anniversary of the Effective Date, RCFC agrees to indemnify and hold harmless each present and former director and officer of Ironbound and its Subsidiaries and each officer or employee of Ironbound and its

Subsidiaries that is serving or has served as a director or trustee of another entity expressly at Ironbound's request or direction (each, an "Indemnified Party"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, and to advance any such Costs to each Indemnified Party as they are from time to time incurred, in each case to the fullest extent such Indemnified Party would have been indemnified as a director, officer or employee of Ironbound and its Subsidiaries and as then permitted under applicable law.

          (b) Any Indemnified Party wishing to claim indemnification under
Section 4.14(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify RCFC thereof, but the failure to so notify shall not relieve RCFC of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation, (i) RCFC shall have the right to assume the defense thereof with counsel reasonably acceptable to the Indemnified Party and RCFC shall not be liable to such Indemnified Party for any legal expenses of other counsel subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if RCFC does not elect to assume such defense within a reasonable time or counsel for the Indemnified Party at any time advises that there are issues which raise conflicts of interest between RCFC and the Indemnified Party (and counsel for RCFC does not disagree), the Indemnified Party may retain counsel satisfactory to such Indemnified Party, and RCFC shall remain responsible for the reasonable fees and expenses of such counsel as set forth above, to be paid promptly as statements therefor are received; provided, however, that RCFC shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any one jurisdiction with respect to any given claim, action, suit, proceeding or investigation unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; (ii) the Indemnified Party will reasonably cooperate in the defense of any such matter; and (iii) RCFC shall not be liable for any settlement effected by an Indemnified Party without its prior written consent, which consent may not be withheld unless such settlement is unreasonable in light of such claims, actions, suits, proceedings or investigations against, or defenses available to, such Indemnified Party.

          (c) RCFC shall pay all reasonable Costs, including attorneys' fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 4.14 to the fullest extent permitted under applicable law. The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under applicable law.

          Section 4.15.  Tax-Free Reorganization Treatment.   Prior to the
                         ---------------------------------
Effective Time, neither RCFC nor Ironbound shall intentionally take, fail to take, or cause to be taken or not taken, or cause or permit any of their respective Subsidiaries to take, fail to take, or cause to be taken or not taken, any action within its control that would disqualify the Merger as a reorganization within the meaning of Section 368(a) of the Code. Subsequent to the Effective Time, RCFC shall not take any action within its control that would disqualify the Merger as a pooling-of-interests for accounting purposes or as a reorganization under the Code.

          Section 4.16.  Savings and Loan Holding Company Structure.  If
                         ------------------------------------------
requested by RCFC in order to facilitate the transactions contemplated in this Agreement and assuming all other material conditions have been met, Ironbound will take such steps as are necessary to become a savings and loan holding company pursuant to HOLA, assuming Ironbound so qualifies.

          Section 4.17.  Divisional Board.  RCFC shall, promptly following the
                         ----------------
Effective Time, cause all of the members of Ironbound's Board of Directors as of the date of this Agreement, who are willing to so serve, to be elected to or appointed as members of Ironbound's divisional board ("Divisional Board"), the function of which shall be to advise RCFC with respect to deposit and lending activities in Ironbound's market area and to maintain and develop customer relationships. The members of the Board who are willing to so serve shall be elected to serve a term of three years. Beginning immediately after the Effective Time, each non-employee member of the Divisional Board (except the Chairman of the Divisional Board) shall receive an annual retainer fee of $5,000, plus an attendance fee of $750 for each Divisional Board meeting attended, and the Chairman of the Divisional Board shall receive an annual retainer fee of $10,000 plus an attendance fee of $750 for each Divisional Board meeting attended, and each non-employee member of the Divisional Board shall be prohibited from competing directly with RCFC for the duration of the term for which they were elected or appointed. Such Divisional Board annual retainer fee shall be payable in quarterly installments or in one lump sum at any time in advance at the option of RCFC.


                                   ARTICLE V

                           CONDITIONS TO CONSUMMATION
                           --------------------------

           Section 5.1.  Conditions to Each Party's Obligations.  The respective
          -------------- --------------------------------------
obligations of each party to effect the Merger, the Bank Merger and any other transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

          (a) this Agreement shall have been approved by the requisite vote of Ironbound's stockholders in accordance with applicable laws and regulations;

          (b) the Requisite Regulatory Approvals and any necessary regulatory consents and waivers with respect to this Agreement and the transactions contemplated hereby shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; and all other consents, waivers and approvals of any third parties which are necessary to permit the consummation of the Merger and the other transactions contemplated hereby shall have been obtained or made except for those the failure to obtain would not have a Material Adverse Effect (i) on Ironbound and its Subsidiaries taken as a whole or (ii) on RCFC and its Subsidiaries taken as a whole. None of the approvals or waivers referred to herein shall contain any term or condition which would have a Material Adverse Effect on (x) Ironbound and its Subsidiaries taken as a whole or (y) RCFC and its Subsidiaries taken as a whole;

          (c) no party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger, the Bank Merger or any other transactions contemplated by this Agreement;

          (d) no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any governmental authority which prohibits. restricts or makes illegal consummation of the Merger, the Bank Merger or any other transactions contemplated by this Agreement;

          (e) the Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement; all required approvals by state securities or "blue sky" authorities with respect to the transactions contemplated by this Agreement shall have been obtained;

          (f)  [Reserved]

          (g) RCFC shall have received the letter agreement referred to in
Section 4.11 from each affiliate of Ironbound; and

          (h) RCFC shall have caused to be listed on the Nasdaq National Market, or on such other market on which shares of RCFC Common Stock shall then be trading, subject only to official notice of issuance, the shares of RCFC Common Stock to be issued by RCFC in exchange for the shares of Ironbound Common Stock.

          Section 5.2.   Conditions to the Obligations of RCFC and RCFC Bank.
                         ---------------------------------------------------
The obligations of RCFC and RCFC Bank to effect the Merger, the Bank Merger and any other transactions contemplated by this Agreement shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by RCFC:

          (a) each of the obligations of Ironbound and Ironbound Bank, respectively, required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of Ironbound and Ironbound Bank contained in this Agreement shall be true and correct, subject to Sections 2.1 and 2.2, as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as to any representation or warranty which specifically relates to an earlier date). RCFC shall have received a certificate to the foregoing effect signed by the chief executive officer and the chief financial or principal accounting officer of Ironbound;

          (b) all action required to be taken by, or on the part of, Ironbound and Ironbound Bank to authorize the execution, delivery and performance of this Agreement and the consummation by Ironbound and Ironbound Bank of the transactions contemplated hereby shall have been duly and validly taken by the Board of Directors and stockholders of Ironbound or Ironbound Bank, as the case may be, and RCFC shall have received certified copies of the resolutions evidencing such authorization;

          (c) Ironbound shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section
5. 1 (b)) whose consent or approval shall be required in order to permit the succession by the surviving corporation pursuant to the Merger to any obligation, right or interest of Ironbound or its Subsidiaries under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which Ironbound or its Subsidiaries is a party or is otherwise bound, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on RCFC (after giving effect to the consummation of the transactions contemplated hereby) or upon the consummation of the transactions contemplated hereby.

          (d) RCFC shall have received certificates (such certificates to be dated as of a day as close as practicable to the Closing Date) from appropriate authorities as to the corporate existence and good standing of Ironbound and its Subsidiaries;

          (e) RCFC shall have received an opinion of Muldoon, Murphy & Faucette. counsel to RCFC, dated as of the Effective Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to RCFC, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

               (i) No gain or loss will be recognized by RCFC, RCFC Bank, Ironbound or Ironbound Bank as a result of the Merger;

               (ii) Except to the extent of any cash received in lieu of a fractional share interest in RCFC Common Stock, no gain or loss will be recognized by the stockholders of Ironbound who exchange their Ironbound Common Stock for RCFC Common Stock pursuant to the Merger;

               (iii) The tax basis of RCFC Common Stock received by stockholders who exchange their Ironbound Common Stock for RCFC Common Stock in the Merger will be the same as the tax basis of Ironbound Common Stock surrendered pursuant to the Merger. reduced by any amount allocable to a fractional share interest for which cash is received and increased by any gain recognized on the exchange; and

                (iv) The holding period of RCFC Common Stock received by each stockholder in the Merger will include the holding period of Ironbound Common Stock exchanged therefor, provided that such stockholder held such Ironbound Common Stock as a capital asset on the Effective Date.

          Such opinion may be based on, in addition to the review of such matters of fact and law as Muldoon, Murphy & Faucette considers appropriate, (x) representations made at the request of Muldoon, Murphy & Faucette by RCFC, RCFC Bank, Ironbound, Ironbound Bank, stockholders of RCFC or Ironbound, or any combination of such persons and (y) certificates provided at the request of Muldoon, Murphy & Faucette by officers of RCFC, RCFC Bank. Ironbound, Ironbound Bank and other appropriate persons.

          (f) The consummation of the sale of Ironbound's executive office is completed subject to terms disclosed in Ironbound's Disclosure Letter.

          Section 5.3.   Conditions to the Obligations of Ironbound and
                         ----------------------------------------------
Ironbound Bank. The obligations of Ironbound and Ironbound Bank to effect the
--------------
Merger, the Bank Merger and any other transactions contemplated by this Agreement shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Ironbound:

          (a) each of the obligations of RCFC and RCFC Bank, respectively, required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of RCFC and RCFC Bank contained in this Agreement shall be true and correct, subject to Sections 2.1 and 2.2, as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as to any representation or warranty which specifically relates to an earlier date). Ironbound shall have received a certificate to the foregoing effect signed by the chief executive officer and the chief financial or principal accounting officer of RCFC;

          (b) all action required to be taken by, or on the part of, RCFC and RCFC Bank to authorize the execution, delivery and performance of this Agreement and the consummation by RCFC and RCFC Bank of the transactions contemplated hereby shall have been duly and validly taken by the Board of Directors and stockholders of RCFC or RCFC Bank, as the case may be, and Ironbound shall have received certified copies of the resolutions evidencing such authorization;

          (c) RCFC shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 5.1(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which RCFC or its Subsidiaries is a party or is otherwise bound, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on RCFC (after giving effect to the transactions contemplated hereby) or upon the consummation of the transactions contemplated hereby.

          (d) Ironbound shall have received certificates (such certificates to be dated as of a day as close as practicable to the Closing Date) from appropriate authorities as to the corporate existence and good standing of RCFC and its Subsidiaries;

          (e) Ironbound shall have received an opinion of Luse Lehman Gorman Pomerenk & Schick, P.C., counsel to Ironbound, dated as of the Effective Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Ironbound, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

               (i) No gain or loss will be recognized by RCFC, RCFC Bank, Ironbound or Ironbound Bank as a result of the Merger;

               (ii) Except to the extent of any cash received in lieu of a fractional share interest in RCFC Common Stock, no gain or loss will be recognized by the stockholders of Ironbound who exchange their Ironbound Common Stock for RCFC Common Stock pursuant to the Merger;

               (iii) The tax basis of RCFC Common Stock received by stockholders who exchange their Ironbound Common Stock for RCFC Common Stock in the Merger will be the same as the tax basis of Ironbound Common Stock surrendered pursuant to the Merger, reduced by any amount allocable to a fractional share interest for which cash is received and increased by any gain recognized on the exchange; and

               (iv) The holding period of RCFC Common Stock received by each stockholder in the Merger will include the holding period of Ironbound Common Stock exchanged therefor, provided that such stockholder held such Ironbound Common Stock as a capital asset on the Effective Date.

          Such opinion may be based on, in addition to the review of such matters of fact and law as Luse Lehman Gorman Pomerenk & Schick, P.C. considers appropriate, (x) representations made at the request of Luse Lehman Gorman Pomerenk & Schick, P.C. by RCFC, RCFC Bank, Ironbound, Ironbound Bank, stockholders of RCFC or Ironbound, or any combination of such persons and (y) certificates provided at the request of

Luse Lehman Gorman Pomerenk & Schick, P.C. by officers of RCFC, RCFC Bank, Ironbound and other appropriate persons.


                                   ARTICLE VI

                                  TERMINATION
                                  -----------

          Section 6.1.   Termination.   This Agreement may be terminated, and
                         -----------
the Merger abandoned, at or prior to the Effective Date, either before or after its approval by the stockholders of Ironbound.

          (a) by the mutual consent of RCFC and Ironbound in a written instrument, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

          (b) by RCFC or Ironbound, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of the failure of the stockholders of Ironbound to approve the Agreement at its Stockholder Meeting called to consider such approval;

          (c) by RCFC or Ironbound, by written notice to the other party, if either (i) any approval, consent or waiver of a governmental agency required to permit consummation of the transactions contemplated hereby shall have been denied or (ii) any governmental authority of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement;

          (d) by RCFC or Ironbound, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by April 30, 1999 ("Initial Termination Date"); unless the failure to so consummate by such time is due to the breach of any representation, warranty or covenant contained in this Agreement by the party seeking to terminate; or

          (e) by RCFC, if the Board of Directors of Ironbound does not publicly recommend in the Proxy Statement that Ironbound's stockholders approve and adopt this Agreement or if, after recommending in the Proxy that stockholders approve and adopt this Agreement, the Board of Directors of Ironbound shall have withdrawn, modified or amended such recommendation in any respect materially adverse to RCFC; or

          (f) by RCFC by written notice to Ironbound, or by Ironbound by written notice to RCFC in the event that there has occurred since the date of this Agreement an event, condition, change or occurrence which, individually or in the aggregate, has had or could reasonably be expected to result in a Material Adverse Effect on Ironbound or RCFC, as the case may be; provided that one party shall have given the other thirty (30) calendar days prior written notice of such termination, and the breaching party shall not have remedied such event, condition, change or occurrence by the end of such thirty-day period;

          (g) by Ironbound, if its board of directors so determines by the requisite vote of members of its entire board, at any time during the five-day period commencing with the Valuation Date, in accordance with (i) below:

               (i) if RCFC Market Value is less than $14.00, adjusted as indicated in the last sentence of this Section 6.1(g).

If RCFC declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Valuation Date, the prices for the common stock of such company shall be appropriately adjusted, in the manner specified in Section 1.2(c) of this Agreement, for the purposes of applying this Section 6.1(g); or

          (h) by RCFC or Ironbound (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of (i) a failure to perform or comply by the other party with any covenant or agreement of such other party contained in this Agreement, which failure or non-compliance is material in the context of the transactions contemplated by this Agreement, or (ii) subject to Sections 2.2(a) and (b), any inaccuracies, omissions or breach in the representations, warranties, covenants or agreements of the other party contained in this Agreement the circumstances as to which either individually or in the aggregate have, or reasonably could be expected to have, a Material Adverse Effect on such other party; in either case which has not been or cannot be cured within 30 calendar days after written notice thereof is given by the party seeking to terminate to such other party.


                                  ARTICLE VII

                   CLOSING, EFFECTIVE DATE AND EFFECTIVE TIME
                   ------------------------------------------

          Section 7.1.   Effective Date and Effective Time.  The closing of the
                         ---------------------------------
transactions contemplated hereby ("Closing") shall take place at the offices of Richmond County Financial Corp., 1214 Castleton Avenue, Staten Island, New York 10310, unless another place is agreed to by RCFC and Ironbound, on a date ("Closing Date") that is no later than five business days following the date on which the expiration of the last applicable waiting period in connection with notices to and approvals of governmental authorities shall occur and all conditions to the consummation of this Agreement are satisfied or waived, or on such other date as may be agreed to by the parties. Prior to the Closing Date, RCFC and Ironbound shall execute a Certificate of Merger in accordance with all appropriate legal requirements, which shall be filed as required by law on the Closing Date, and the Merger provided for therein shall become effective upon such filing or on such date as may be specified in such Certificate of Merger. The date of such filing or such later effective date as specified in the Certificate of Merger is herein referred to as the "Effective Date." The "Effective Time" of the Merger shall be as set forth in the Certificate of Merger.

          Section 7.2.   Deliveries at the Closing.   Subject to the provisions
                         -------------------------
of Articles V and VI, on the Closing Date there shall be delivered to RCFC and Ironbound the documents and instruments required to be delivered under Article V.

          Section 7.3.   Adjustment of Exchange Ratio.  If RCFC Market Value is
                         ----------------------------
less than $15.945, but equal to or greater than $14.00, adjusted as indicated in the last sentence of Section 6.1(g), the Exchange Ratio shall be adjusted such that the value of the consideration (valued at the Valuation Date) to be paid in respect of each share of Ironbound Common Stock to be converted into RCFC Common Stock and cash in lieu of fractional shares upon consummation of the Merger is $23.12.


                                  ARTICLE VIII

                             CERTAIN OTHER MATTERS
                             ---------------------

          Section 8.1.   Certain Definitions; Interpretation.   As used in this
                         -----------------------------------
Agreement, the following terms shall have the meanings indicated:

          "material" means material to RCFC or Ironbound (as the case may be) and its respective Subsidiaries, taken as a whole.

          "person" includes an individual, corporation, limited liability company, partnership, association, trust or unincorporated organization.

          When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation." Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

          Section 8.2.   Survival.   Only those agreements and covenants of the
                         --------
parties that are by their terms applicable in whole or in part after the Effective Time, including Sections 4.3(a), 4.13, 4.14, 4.16, 4.17, 4.19 and 8.6 of this Agreement, shall survive the Effective Time.

All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time. If the Agreement shall be terminated, the agreements of the parties in the last three sentences of Section 4.3(a) and Section 8.6 shall survive such termination.

          Section 8.3.   Waiver; Amendment.   Prior to the Effective Time, any
                         -----------------
provision of this Agreement may be: (i) waived in writing by the party benefitted by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the stockholders of Ironbound or RCFC, no amendment or modification may be made that would reduce the Merger Consideration or contravene any provision of the Delaware General Corporation Law or the federal banking laws, rules and regulations.

          Section 8.4.   Counterparts.   This Agreement may be executed in
                         ------------
counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

          Section 8.5.   Governing Law.   This Agreement shall be governed by,
                         -------------
and interpreted in accordance with, the laws of the State of New York, without regard to conflicts of laws principles.

          Section 8.6.   Expenses.   Each party hereto will bear all expenses
                         --------
incurred by it in connection with this Agreement and the transactions contemplated hereby.

          Section 8.7.   Notices.   All notices, requests, acknowledgments and
                         -------
other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission (confirmed in writing) to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice to the other party hereto.

          If to Ironbound, to:

                    Ironbound Bankcorp
                    36 Pacific Street
                    Newark, New Jersey 07105
                    Facsimile: (973) 589-7686

                    Attention: Edward Cruz
                               Chairman of the Board
                                           and
                               Michael J. Gagliardi
                               President and Chief Executive Officer

          and

                    Luse Lehman Gorman Pomerenk & Schick, P.C.
                    5335 Wisconsin Avenue, N.W.
                    Suite 400
                    Washington, D.C. 20015

                    John J. Gorman, Esq.
                    Alan Schick, Esq.
                    Facsimile:      (202) 362-2902

          If to RCFC, to:

                    Richmond County Financial Corp.
                    1214 Castleton Avenue
                    Staten Island, New York  10310
                    Facsimile:  (718) 273-8078

                    Attention: Michael F. Manzulli
                               Chairman of the Board and
                                Chief Executive Officer

          With copies to:

                    Richmond County Financial Corp.
                    1214 Castleton Avenue
                    Staten Island, New York  10310
                    Facsimile:  (718) 390-0224

                    Attention: Thomas R. Cangemi
                               Senior Vice President, Chief Financial
                                Officer and Secretary

          and

                    Douglas P. Faucette, Esq.
                    Muldoon, Murphy & Faucette
                    5101 Wisconsin Avenue, N.W.
                    Washington, D.C.  20016
                    Facsimile: (202) 966-9409


          Section 8.8.   Entire Agreement; etc.   This Agreement, together with
                         ---------------------
the Plan of Bank Merger, Option Agreement and the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Section 4.13 and 4.14, which confer rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

          Section 8.9.   Assignment.   This Agreement may not be assigned by
                         ----------
either party hereto without the written consent of the other party.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the 17th day of July, 1998.

                            RICHMOND COUNTY FINANCIAL CORP.


                            By: /s/ Michael F. Manzulli
                                ---------------------------
                                Michael F. Manzulli
                                Chairman of the Board and
                                  Chief Executive Officer


                            IRONBOUND BANKCORP, NJ


                            By: /s/ Edward Cruz
                                ---------------------------
                                Edward Cruz
                                Chairman of the Board

                                                                         ANNEX B
                             STOCK OPTION AGREEMENT


     STOCK OPTION AGREEMENT, dated as of July 17, 1998, between IRONBOUND BANKCORP, NJ, a New Jersey corporation ("Issuer"), and RICHMOND COUNTY FINANCIAL CORP., a Delaware corporation ("Grantee").

                              W I T N E S S E T H:

     WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), which agreement has been executed by the parties hereto immediately prior to this Agreement; and

     WHEREAS, as a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined):

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

     1. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 198,664 fully paid and nonassessable shares of Issuer's Common Stock, par value $5.00 per share ("Common Stock"), at a price of $20.00 per share; provided, however, that in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the Issuer's issued and outstanding common shares. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

     (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date hereof (or any treasury shares held by Issuer have been or are sold after July 16, 1998) (other than pursuant to this Agreement or as set forth in the Merger Agreement), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, its equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to breach any provision of the Merger Agreement.

     2. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, and from time to time, if, but only if, a Triggering Event (as hereinafter defined) has occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within 30 days following such Triggering Event. Each of the following shall be an Exercise Termination Event: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of a Triggering Event; or (iii) the passage of 12 months after termination of the Merger Agreement if such termination follows the occurrence of a Triggering Event; or (iv) the passage of 12 months after termination of the Merger Agreement, if such termination is pursuant to Sections 6.1(e) or 6.1(h) and a Triggering Event shall not have occurred during such time. The "Last Triggering Event" shall mean the last Triggering Event to occur. The term "Holder" shall mean the holder or holders of the Option.

     (b) The term "Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

          (i) (a) Issuer or any of its Subsidiaries (each an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act, and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a "Grantee Subsidiary") or (b) the Board of Directors of Issuer shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of this Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any of its subsidiaries ("Issuer Subsidiary"), (y) a purchase, lease or other acquisition representing 15% or more of the consolidated assets of Issuer and its subsidiaries, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any of Issuer Subsidiary;

          (ii) Issuer or any Issuer Subsidiary, without having received Grantee's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary, or the Board of Directors of Issuer shall have withdrawn or modified, or publicly announced its interest to withdraw or modify, its recommendation that the stockholders of Issuer approve the transactions contemplated by the Merger Agreement, followed by the acquisition by any person of beneficial ownership of 25% or more of the then outstanding common stock of the Issuer;

          (iii) Any person, other than Grantee, any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity, shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock; (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder) and the Issuer's shareholders shall not approve the Merger, or the Issuer shall not have called a meeting of shareholders, or Issuer shall not have held a meeting of shareholders to vote on the Merger no later than January 31, 1999, or the Issuer shall have called a meeting of shareholders or shall have distributed a proxy statement or other solicitation materials in connection with an Acquisition Transaction, followed by the acquisition by any person of beneficial ownership of 25% or more of the then outstanding common stock of the Issuer;

          (iv) Any person other than Grantee or any Grantee Subsidiary, other than in connection with a transaction to which the Grantee has given its prior written consent, shall have made a bona fide proposal to Issuer or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction, followed by the acquisition by any person of beneficial ownership of 25% or more of the then outstanding common stock of the Issuer;

          (v) After a proposal is made by a third party to Issuer or its stockholders to engage in an Acquisition Transaction, Issuer shall have willfully breached any representation, warranty, covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined below); or

          (vi) Any person other than Grantee or any Grantee Subsidiary, other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board of Governors ("FRB"), the Federal Deposit Insurance Corporation (the "FDIC"), or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction, followed by the acquisition by any person of beneficial ownership of 25% or more of the then outstanding common stock of the Issuer.

          (vii) The holders of Issuer Common Stock shall not have approved the Merger Agreement and the transactions contemplated thereby, at the meeting of such stockholders held for the purpose of voting on such agreement, or such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreement, in each case after it shall have been publicly announced that any person (other than Grantee or any affiliate of Grantee or any person acting in concert in any respect with Grantee) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, followed by the acquisition by any person of beneficial ownership of 25% or more of the then outstanding common stock of the Issuer; or

          (viii) Issuer's Board of Directors shall not have recommended to the stockholders of Issuer that such stockholders vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby or shall have withdrawn or modified such recommendation in a manner adverse to Grantee, followed by the acquisition by any person of beneficial ownership of 25% or more of the then outstanding common stock of the Issuer.

     (c) Issuer shall notify Grantee promptly in writing of the occurrence of a Triggering Event, it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

     (d) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if the closing of the purchase and sale pursuant to the Option (the "Closing") cannot be consummated by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated; and provided further, without limiting the foregoing, that if prior notification to or approval of the OTS or any other regulatory agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto. Notwithstanding this subsection (e), in no event shall any Closing Date be more than 18 months after the related Notice Date, and if the Closing Date shall not have occurred within 18 months after the related Notice Date due to the failure to obtain any such required approval, the exercise of the Option effected on the Notice Date shall be deemed to have expired. In the event (i) Grantee receives official notice that an approval of the FRB, FDIC or any other regulatory authority required for the purchase of Option Shares (as hereinafter defined) would not be issued or granted, (ii) a Closing Date shall not have occurred within 18 months after the related Notice Date due to the failure to obtain any such required approval or (iii) Holder shall have the right pursuant to the last sentence of Section 7 to exercise the Option, Grantee shall nevertheless be entitled to exercise its right as set forth in Section 7 and, Grantee or Holder shall be entitled to exercise the Option in connection with the resale of Issuer Common Stock or other securities pursuant to a registration statement as provided in Section 6.

     (e) At the Closing referred to in subsection (d) of this Section 2, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

     (f) At such Closing, simultaneously with the delivery of immediately available funds as provided in subsection (e) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer a copy of this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

     (g) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

     "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

     (h) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (d) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder or the Issuer shall have failed or refused to designate the bank account described in subsection (e) of this Section 2. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

     (i) Notwithstanding anything to the contrary contained in this Agreement, the Issuer shall not be obligated to issue shares of common stock upon the exercise of the Option (i) in the absence of any required governmental or regulatory approval or consent necessary for the Issuer to issue shares or for the Grantee to exercise the Option, (ii) in the event the Grantee is in material breach of its representations, warranties, covenants or obligations under the Merger Agreement or (iii) so long as any injunction or decree or ruling issued by a court of competent jurisdiction is in effect which prohibits the sale or delivery of the common stock.

     3. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock (and other securities issuable pursuant to Section 5(a)) so that the Option may be exercised without additional authorization of Common Stock (or such other securities) after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock (or such other securities); (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. 18a and regulations promulgated thereunder and (y) in the event that under the Change in Bank Control Act of 1978, as amended, or any state banking law, prior approval of or notice to the FRB or FDIC, or to any state regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the FRB or FDIC, or such state regulatory authority as they may require) in order to permit the Holder to exercise the Option and the Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

     4. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date.

     5. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this
Section 5.

          (a) In the event of any change in Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted so that Grantee shall receive upon exercise of the Option and payment of the aggregate Option Price hereunder the number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised in full immediately prior to such event, or the record date therefor, as applicable.

          (b) Whenever the number of shares of Common Stock purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

     6. (a) Upon the occurrence of a Triggering Event that occurs prior to an Exercise Termination Event (or as otherwise provided in the last sentence of Section 2(e)), Issuer shall, at the request of Grantee delivered within 30 days after such Triggering Event (or such trigger date as is provided in the last sentence of Section 2(e)) (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the Securities Act covering any shares issued and issuable pursuant to this Option and shall use its best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee for a period of 18 months following such first request shall have the right to demand a second such registration if reasonably necessary to effect such sales or dispositions. Holder shall not be obligated to pay, liable for or otherwise bear any payments, fees or expenses associated with the first registration contemplated by this Section 6, all of which such payments, fees or expenses shall be borne by the Issuer. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Holder's Option or Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; and provided, however, that after any such required reduction in the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practical and no reduction shall thereafter occur (and such registration shall not be charged against the Holder). Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for the Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to

 Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

          (b) The Issuer will indemnify and hold harmless Grantee, any underwriter (as defined in the Securities Act) for Grantee, and each person, if any, who controls Grantee or such underwriter (within the meaning of the Securities Act) from and against any and all loss, damage, liability, cost and expense to which Grantee or any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses arise out of or are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus or preliminary prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Issuer will not be liable in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by Grantee, such underwriter or such controlling person in writing specifically for use in the preparation thereof.

     7. (a) Upon the occurrence of a Triggering Event that occurs prior to an Exercise Termination Event, (i) at the request of the Holder, delivered within 30 days after such occurrence (or such later period as provided in Section 8 or the last sentence of Section 2(e)), Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered within 30 days after such occurrence (or such later period as provided in Section 8), Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the highest price per share of Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the highest price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the average of the Closing Price of the Common Stock of Issuer for the ten days preceding the Triggering Event. In determining the market/offer price, the value of consideration other than cash, to the extent consideration other than cash is accepted by the Holder or the Owner, shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be.

          (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this

Option and/or the Option Shares in accordance with the provisions of this
Section 7. As promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto. Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from delivering.

          (c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Holder shall nonetheless have the right to exercise the Option until the expiration of such 30 day period.

     8. The 30-day period for exercise of certain rights under Sections 2, 6, 7, and 11 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods provided such approvals are obtained within 9 months of the submission of an application by the Holder or Grantee; and (ii) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise.

     9.  Issuer hereby represents and warrants to Grantee as follows:

     (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer. This Agreement is the valid and legally binding obligation of Issuer, enforceable against Issuer in accordance with its terms.

     (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

     (c) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation pursuant to any provisions of the Certificate of Incorporation or by-laws of Issuer or any Subsidiary of Issuer or, subject to obtaining any approvals or consents contemplated hereby, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, Plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Issuer or any Subsidiary of Issuer or their respective properties or assets which Violation would have a Material Adverse Effect on Issuer.

     (d) Issuer reaffirms with respect to this Agreement and the transactions contemplated hereby the representations and warranties contained in Section 2.3 of the Merger Agreement.

     10.  Grantee hereby represents and warrants to Issuer as follows:

          (a) Grantee has all requisite corporate power and authority to enter into this Option Agreement and consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Grantee. This Agreement has been duly executed and delivered by Grantee.

          (b) This Option is not being and any shares or other securities acquired by Grantee upon exercise of the Option will not be acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in compliance with the Securities Act.

     11. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder within 30 days following such Triggering Event (or such later period as provided in Section 8).

     12. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation applying to the OTS for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable hereunder until such time, if ever, as it deems appropriate to do so.

     13. Notwithstanding anything to the contrary herein, in the event that the Holder or Owner or any Related Person thereof is a person making without the prior written consent of Issuer an offer or proposal to engage in an Acquisition Transaction (other than the transaction contemplated by the Merger Agreement), then (i) in the case of a Holder or any Related Person thereof, the Option held by it shall immediately terminate and be of no further force or effect, and (ii) in the case of an Owner or any Related Person thereof, the Option Shares held by it shall be immediately repurchasable by Issuer at the Option Price. A Related Person of a Holder or Owner means any Affiliate (as defined in Rule 12b-2 of the rules and regulations under the Exchange Act) of the Holder or Owner and any person that is the beneficial owner of 20% or more of the voting power of the Holder or Owner, as the case may be.

     14. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through specific performance, injunctive or other equitable relief.

     15. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or Section 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

     16. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

     17. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     18. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     19. Except as otherwise expressly provided herein or in the Merger Agreement, each party shall bear and pay all costs and expenses incurred by it or on their behalf in connection with the transactions contemplated hereunder, including fees and expenses of their own financial consultants, investment bankers, accountants and counsel.

     20. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies obligations or liabilities under or by reason of this Agreement, except as expressly provided herein. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     21. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     22. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

     IN WITNESS WHEREOF, Richmond County Financial Corp. and Ironbound Bankcorp, NJ have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.



                              RICHMOND COUNTY FINANCIAL CORP.



                              By:   /s/ Michael F. Manzulli
                                    ------------------------------------
                                    Michael F. Manzulli
                                    Chairman and Chief Executive Officer



                              IRONBOUND BANKCORP, NJ


                              By:   /s/ Edward Cruz
                                    ------------------------------------
                                    Edward Cruz
                                    Chairman of the Board

                                                                         ANNEX C


                                                         ______________, 1998



Board of Directors
Ironbound Bankcorp, NJ
36 Pacific Street
Newark, NJ 06105

Members of the Board:

     You have requested an update of our opinion as to the fairness, from a financial point of view, of the terms of an Agreement and Plan of Merger dated July 17, 1998 (the " Merger Agreement"), by and among Richmond County Financial Corp ("Richmond") and its principal subsidiary Richmond County Savings Bank, and Ironbound Bankcorp, NJ ("Ironbound") and its principal subsidiary Ironbound Bank, to the holders of Ironbound Common Stock, $5.00 par value, ("Ironbound Common Stock").

     Pursuant to the terms of the Merger Agreement, Ironbound will be acquired by Richmond through the merger of Ironbound with and into Richmond (the "Merger"). The Merger Agreement provides that each outstanding share of Ironbound Common Stock shall become and be converted into the right to receive
1.45 shares of Richmond common stock (the "Exchange Ratio") provided, however, that, notwithstanding any other provision of the Merger Agreement, no fraction of a share of Richmond common stock and no certificates or scrip therefor will be issued in the Merger; instead Richmond shall pay each holder of Ironbound Common Stock who would otherwise be entitled to a fraction of a share of Richmond common stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by Richmond's Market Value as defined in the Merger Agreement. The Exchange Ratio is subject to adjustment if Richmond's Market Value is less than $15.945 but greater than or equal to $14.00, such adjustment is equal to the number of shares of Richmond common stock obtained by dividing
(A) $23.12 per share by (B) the Richmond Market Value. In the event that the Richmond Market Value is less than $14.00, Ironbound may elect to terminate the Merger Agreement.

     In connection with executing the Merger Agreement, Ironbound entered into an Option Agreement (the "Option Agreement"), pursuant to which Ironbound has granted Richmond an option to acquire up to 198,664 shares of Ironbound Common Stock at a price of $20.00 per share; provided further that in no event shall the number of shares of Common Stock for which this Option is exercisable exceed 19.9% of the Ironbound's issued and outstanding shares of common stock after giving effect to any shares subject to or issued pursuant to the Option. Richmond may exercise this Option upon the occurrence of certain events specified in the Option Agreement.

     Ostrowski & Company, Inc., as part of its bank and thrift advisory business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate purposes. We are familiar with Ironbound and have received and will receive fees from Ironbound for issuing our opinion as to the fairness, from a financial point of view, of the terms of the proposed transaction as set forth in the Merger Agreement.

     In connection with providing this opinion, we have examined and relied upon, among other things: the Merger Agreement; the Option Agreement; annual reports to shareholders, proxy statements and related audited financial statements for Ironbound for each of the three fiscal years ended December 31, 1995, 1996 and 1997; certain unaudited interim financial reports for Ironbound for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; certain other financial information for Ironbound, including pro forma financial statements and management's estimates relating to, among other things, earnings, asset quality, loan delinquencies and capital; audited financial statements for

Board of Directors
___________, 1998
Page Number 2


Richmond County Savings Bank for each of the fiscal years ended June 30 1996 and 1997 and for Richmond for the fiscal year ended June 30, 1998; the Richmond Prospectus dated December 16, 1997; a draft of the Form S-4 Registration Statement dated November 18, 1998 prepared in connection with the proposed transaction; certain unaudited interim financial reports for Richmond for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; certain other financial information for Richmond, including proforma financial statements and management's estimates relating to, among other things, earnings, asset quality, loan delinquencies and capital. We have conducted discussions with executive management of Ironbound and Richmond concerning historical financial performance and condition, market area economic conditions, future business prospects and financial forecasts. We have reviewed comparable financial, operating and market data for the banking industry and selected peer groups; compared the terms of the Merger Agreement with other bank and thrift merger and acquisition transactions; and have considered such additional financial and other information deemed relevant.

     In preparing our opinion, we have relied upon the accuracy, completeness and fair presentation of all information supplied or otherwise made available to us by, or on behalf of, Ironbound and Richmond. We have not independently verified such information or undertaken an independent evaluation or appraisal of the assets or liabilities of Ironbound or Richmond, nor have we been furnished any such evaluations or appraisals. With respect to forecasts of expected future financial performance, we have been advised that they reflect the best currently available estimates and judgement of the executive management. This opinion is necessarily based upon the information available to us and the market, economic and other conditions, as they exist and can be evaluated, as of the date of this letter.

     This opinion is directed solely to the fairness, from a financial point of view, of the terms of the Merger Agreement to the holders of Ironbound Common Stock ("Ironbound Shareholders") and does not constitute a recommendation to any Ironbound Shareholder as to how such Ironbound Shareholder should vote with respect to the Merger Agreement.

     In reliance upon and subject to the foregoing, it is our opinion that as of the date hereof, the terms of the Merger Agreement are fair, from a financial point of view, to Ironbound Shareholders.


                                        Very truly yours,



                                        OSTROWSKI & COMPANY, INC.

                                                                         ANNEX D



                             FINANCIAL INFORMATION

                                   REGARDING

                             IRONBOUND BANKCORP, NJ

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION AT SEPTEMBER 30, 1998 AND DECEMBER 31, 1997

     Stockholders' equity increased to $11,529,511 at September 30, 1998, an increase of $685,148 or 6.31% from $10,844,363 at December 31, 1997. The increase in stockholders' equity was primarily due to, net income for the first nine months of 1998 of $983,207, less three quarterly cash dividends, each at five cents a share, totaling $149,538 and less the acquisition of 8,985 shares of treasury stock, during the nine month period, at a cost of $134,775. At September 30, 1998 Ironbound Bankcorp, NJ's tangible and tier one risk based capital ratios were 9.92% and 20.78% respectively.

     Total assets increased by $2,959,438 or 2.64% during the first nine months of 1998 to $115,302,049 at September 30, 1998, from $115,172,606 at December 31,
1997.  Net loans increased by $3,072,558 or 8.11% from $37,872,726 at
December 31, 1997 to $40,945,284 at September 30,1998. Securities investments decreased by $2,154,501, or 3.85% to $53,848,152 at September 30, 1998, from
$56,002,653 at December 31, 1997 while federal funds and money market investments increased by $314,541 to $12,318,177 at September 30, 1998. Premises and equipment increased by $954,743 to $2,629,966 at September 30, 1998 from $1,675,223 at December 31, 1997. Almost all of this increase was due to the acquisition of two vacant lots, which will be used as future branch sites. One of these sites is in the town of Union, New Jersey, and the other in the borough of Garwood, New Jersey, near its border with the town of Westfield. The spacious size of these sites will permit the future construction of major branch facilities at each of these locations. In October 1998 Ironbound Bank's main office complex, which was previously leased, was purchased at a cost of $1,850,000.

     Total deposits increased by $2,117,331 or 2.10% during the first nine months of 1998 to $102,828,170 at September 30, 1998, from $100,710,839 at
December 31, 1997. Most of the increase was in non-interest bearing demand deposits which totaled $19,344,963 at September 30, 1998, an increase of $1,597,805 or 9.00%, from $17,747,158 at December 31, 1997. Other real estate owned increased to $148,500 at September 30, 1998. There was no balance in other real estate owned at December 31, 1997.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

     NET INCOME. Net income for the nine months ended September 30, 1998 was a record setting $983,207, representing basic net income per share of $0.99. This compares with $955,681 or $0.92 per share for the nine months ended September 30,1997. Annualized returns on average assets and equity were 1.17% and 11.77% respectively, for the first nine months of 1998, compared to 1.16% and 11.91% respectively, for the nine months ended September 30, 1997.

     INTEREST INCOME. Interest income for the nine months ended September 30, 1998 was $5,784,561, a modest increase of $15,009 over $5,769,552 for the first nine months of 1997. Average earnings assets for the first nine months of 1998 of $106,225,400 were $1,884,675 higher than the average of $104,340,725 for the same nine month period of 1997. The tax equivalent yield on average earning assets declined to 7.31% for the first nine months of 1998 from 7.42% for the comparable period of 1997. An increase in average loan volume of $3,159,159, from an average of $37,427,746 for the first nine months of 1997 to $40,586,905 for the nine months ended September 30, 1998 had a positive effect on 1998's interest income. The aforementioned reduction in the yield on earning assets of eleven basis points had a negative effect on 1998's interest income and was primarily attributable to a decline in the yields on the loan and investment securities portfolios. The average yield on loans declined to 9.23% for the nine months ended September 30, 1998, compared with 9.53% for the first nine months of 1997, while the tax equivalent average yield on investment securities declined to 6.26% from 6.41% for the same respective nine month periods.

     INTEREST EXPENSE. Interest expense for the nine months ended September 30, 1998, was $2,069,775, and is $133,254 higher than the $1,936,521 reported for the first nine months of 1997. This increase was primarily due to an increase in the average rate paid on interest bearing deposits, to 3.38% for the nine months ended September 30, 1998, from 3.15% for the first nine months of 1997.

     NET INTEREST INCOME. As a result of the aforementioned increases in interest income of $15,009 and interest expense of $133,254, net interest income decreased by $118,245, to $3,714,786 for the nine months ended September 30, 1998, from $3,833,031 for the first nine months of 1997. The tax equivalent average net interest rate spread (including non-interest bearing demand deposits) was 4.55% for the nine months ended September 30,1998, compared with 4.79% for first nine months of 1997. A rather substantial increase in the average volume of non-interest bearing demand deposits of $2,115,066 or 13.00%, from an average balance of $16,257,472 for the nine months ended September 30, 1997, to $18,372,538 for the first nine months of 1998 had a beneficial effect on 1998's net interest income spread.

     PROVISION (CREDIT) FOR LOAN LOSSES.  For the nine months ended
September 30,1998 an income credit was realized in the provision for loan losses. There were no charges or credits to the provision for loan losses for the nine months ended September 30, 1997. The credit to the 1998's provision resulted from a recovery of a previously charged off loan in the amount of $201,000, which was credited to the allowance for loan losses account. This recovery caused an excess balance in the allowance account and $190,000 subsequently was charged to the allowance account and credited (recognized as income) to the provision for loan loss account in March of 1998.

     NON-INTEREST INCOME. Non-interest income for the first nine months of 1998 totaled $507,837, compared with $560,809 for the nine months ended
September 30,1997, a decrease of $52,972. Service charges on deposit accounts decreased by $38,951 and other fees and income increased by the modest amount of $1,661. Gains on the sale of investment securities in the amount of $15,682 also were recorded during the first nine months of 1997. No security gains were recorded in the first nine months of 1998.

     NON-INTEREST EXPENSES. Total non-interest expenses were $2,888,496 and $2,897,967 for the nine months ended September 30, 1998 and 1997 respectively, a reduction of $9,471. Reductions in combined salary and benefits expenses of $34,206, professional fees of $68,978, other operating expenses of $39,523, amortization of branch acquisition premium (which became fully amortized in 1998) of $22,947, and advertising and marketing expenses of $13,999, were partially off set by increases in combined occupancy and equipment expenses of $17,821, and accrual for merger related expenses of $150,000.

     INCOME BEFORE TAXES AND INCOME TAX EXPENSE. Income before taxes increased modestly to $1,524,127 for the first nine months of 1998, from $1,495,873 for the nine months ended September 30, 1997, an increase of $28,254. Income tax expense remained relatively unchanged at $540,920 for the first nine months of 1998 compared with $540,192 for the comparable nine month period of 1997.

                     IRONBOUND BANKCORP, NJ AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                   (UNAUDITED)
                                                                   SEPTEMBER 30,   DECEMBER 31,
                                                                  -------------  -------------
                                                                      1998           1997
ASSETS:
   Cash and due from banks......................................  $  4,070,155   $  3,322,032
   Federal funds and money market investments...................    12,318,177     12,003,636
      Total cash and cash equivalents...........................    16,388,332     15,325,668
   Investment securities held to maturity
      (market value of $43,162,000 in 1998 and
      $42,184,510 in 1997)......................................    42,632,360     42,092,640
   Investment securities available for sale
      (amortized cost of $11,122,871 in 1998 and
      $13,780,909 in 1997)......................................    11,215,792     13,910,013
   Loans (less allowance for possible loan losses
      of $857,007 in 1998 and $903,013 in 1997).................    40,945,284     37,872,726
   Premises and equipment, net..................................     2,629,966      1,675,223
   Accrued interest receivable..................................       785,143        841,934
   Real estate owned............................................       148,500             --
   Prepaid expenses and other assets............................       427,229        494,964
                                                                 -------------   ------------
      Total assets..............................................  $115,172,606   $112,213,168
                                                                 =============   ============

 LIABILITIES AND STOCKHOLDERS' EQUITY:
      Non-interest bearing demand deposits......................  $ 19,344,963   $ 17,747,158
      Interest bearing demand deposits..........................    18,334,962     20,512,718
      Savings deposits..........................................    35,279,704     33,957,997
      Time deposits under $100,000..............................    23,486,773     22,403,437
      Time deposits $100,000 and over...........................     6,381,768      6,089,529
         Total deposits.........................................   102,828,170    100,710,839
   Accrued interest payable.....................................       110,022        105,955
   Accrued expenses and other liabilities.......................       704,903        552,011
                                                                 -------------   ------------
         Total liabilities......................................   103,643,095    101,368,805
                                                                 =============   ============

STOCKHOLDERS' EQUITY:
  Capital stock ($5 par value, 4,000,000 shares authorized,
      1,042,663 issued in 1998 and 1,041,663 in 1997)...........     5,213,315      5,208,315
  Paid-in capital...............................................     4,301,362      4,298,362
  Retained earnings.............................................     2,631,170      1,797,537
  Treasury stock, at cost (45,505 shares in 1998 and
      36,520 shares in 1997)....................................      (672,089)      (537,314)
  Net unrealized gain on securities available for sale..........        55,753         77,463
                                                                 -------------   ------------
    Total stockholders' equity..................................    11,529,511     10,844,363
                                                                 -------------   ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......................  $115,172,606   $112,213,168
                                                                 =============   ============

                     IRONBOUND BANKCORP, NJ AND SUBSIDIARY
                       CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                   NINE MONTHS ENDED
                                                     SEPTEMBER 30,
                                                   1998         1997
                                                ----------   ----------
INTEREST INCOME:
  Loans........................................ $2,801,774   $2,663,964
  Investments securities.......................  2,563,898    2,725,665
  Federal funds sold and money market funds....    418,889      379,923
                                                ----------    ---------
    Total interest income......................  5,784,561    5,769,552

INTEREST EXPENSE:
  Demand deposits..............................    303,089      296,885
  Savings deposits.............................    621,420      627,445
  Time deposit.................................  1,145,266    1,012,191
                                                ----------    ---------
    Total interest expense.....................  2,069,775    1,936,521

Net interest income............................  3,714,786    3,833,031
Provision (credit) for possible loan losses....   (190,000)          --
                                                ----------    ---------
Net interest income after provision (credit)
  for possible loan losses.....................  3,904,786    3,833,031

NON-INTEREST INCOME:
  Service fees on deposits.....................    417,597      456,548
  Other income.................................     90,240       88,579
  Gain on sales of securities..................         --       15,682
                                                ----------    ---------
    Total non-interest income..................    507,837      560,809

NON-INTEREST EXPENSES:
  Salaries.....................................  1,135,174    1,121,963
  Employee benefits............................    237,792      285,209
  Occupancy....................................    379,687      370,793
  Equipment....................................    177,549      168,622
  Professional fees............................     46,235      115,213
  Data processing and service charges..........    194,394      192,540
  Amortization of branch acquisition
    premium....................................     78,643      101,590
  Deposit insurance............................      8,916        8,409
  Advertising and marketing....................     45,326       59,325
  Other operating expenses.....................    434,780      474,303
  Merger related expenses......................    150,000           --
                                                ----------    ---------
    Total non-interest expenses................  2,888,496    2,897,967

Income before income taxes.....................  1,524,127    1,495,873
Provision for income taxes.....................    540,920      540,192
                                                ----------    ---------
Net income..................................... $  983,207   $  955,681
                                                ==========   ==========
Basic net income per share.....................      $0.99        $0.92
                                                ==========   ==========
Net income per share - assuming dilution.......      $0.95        $0.90
                                                ==========   ==========
Weighted average shares outstanding............    996,953    1,039,708
Weighted average shares outstanding - assuming
  dilution.....................................  1,039,831    1,062,410


           SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                     IRONBOUND BANKCORP, NJ AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                  (UNAUDITED)

OPERATING ACTIVITIES:
Net income............................................................................... $    983,207

Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation............................................................................      205,867
 Amortization of securities premium, net.................................................       16,986
 Amortization of purchased deposits premium..............................................       78,643
 Provision (credit) for possible loan losses.............................................     (190,000)
 Decrease in deferred loan fees..........................................................         (841)
 Increase in deferred income tax assets..................................................     (102,184)
 Decrease in accrued interest receivable prepaid expenses and other assets...............      148,067
 Increase in accrued interest payable, income taxes payable and other accrued
   expenses and liabilities..............................................................      160,221
 Other increases.........................................................................       14,473
                                                                                          ------------
    Net cash provided by operating activities............................................ $  1,314,439
                                                                                          ------------

INVESTING ACTIVITIES:
 Purchase of investment securities.......................................................  (22,953,531)
 Maturities of investment securities.....................................................   25,054,863
 Net increase in loans...................................................................   (2,881,717)
 Purchase of equipment...................................................................   (1,160,610)
 Increase in real estate owned...........................................................     (148,500)
 Purchase of treasury stock..............................................................     (134,775)
 Dividends paid..........................................................................     (149,574)
                                                                                          ------------
    Net cash (used) in investing activities..............................................    2,373,844
                                                                                          ------------

FINANCING ACTIVITIES:
 Net increase in deposits................................................................    2,117,331
 Principal payments on capital leases....................................................       (3,262)
 Capital stock issued....................................................................        8,000
                                                                                          ------------
    Net cash provided by financing activities............................................    2,122,069
                                                                                          ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS................................................    1,062,664
CASH AND EQUIVALENTS BEGINNING OF YEAR...................................................   15,325,668
                                                                                          ------------
    CASH AND CASH EQUIVALENTS END OF PERIOD.............................................. $ 16,388,332
                                                                                          ------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the period for interest................................................ $  2,065,708
                                                                                          ------------
 Cash paid during the period for income taxes............................................ $    428,351
                                                                                          ------------
SUPPLEMENTAL DISCLOSURE FOR NON-CASH TRANSACTIONS:
   Adjustment to equity for unrealized gains (losses) on securities available for sale
     (net of income tax effect).......................................................... $    (21,710)
                                                                                          ------------

           SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                     IRONBOUND BANKCORP, NJ AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

A.   BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Ironbound Bankcorp, NJ (the "Company"), established in 1997, its wholly owned subsidiary, Ironbound Bank (the "Bank"), and the Bank's wholly owned subsidiary Ironbound Investment Company, Inc. which was established in 1996. Intercompany transactions and balances are eliminated in consolidation.

     The consolidated statement of financial condition as of September 30, 1998, and the related consolidated statements of income for the nine-month periods ended September 30, 1998 and 1997 and the consolidated statement of cash flows for the nine-month period ended September 30, 1998 are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal and recurring accruals) necessary for a fair presentation of financial condition, results of operations, and cash flows. The December 31, 1997 consolidated statement of financial condition was derived from the Company's December 31, 1997 audited consolidated financial statements.


B.   EARNINGS PER SHARE ("EPS")

     Basic EPS excludes dilution and is computed by dividing income attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options other than contracts to issue common stock were exercised or converted into common stock.

     Information used to calculate EPS was as follows:

                                         NINE MONTHS ENDED SEPTEMBER 30, 1998
                                          -------------------------------------
                                            INCOME        SHARES      PER SHARE
                                          (NUMERATOR)  (DENOMINATOR)   AMOUNTS
                                          -------------------------------------
     Basic EPS:
       Income attributable to common
          shareholders..................    $983,207        996,953      $  .99
     Diluted EPS:
       Effect of dilutive securities:
          Stock options.................          --         42,878       (0.04)
                                            --------     ----------      ------
    Income attributable to common
      shareholders and assumed
      conversions.......................    $983,207      1,039,831      $  .95
                                            ========     ==========      ======


C.    COMPREHENSIVE INCOME

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," effective January 1, 1998. The standard requires that comprehensive income and its components be disclosed in the financial statements. The Company's comprehensive income includes all items which comprise net income plus the unrealized holding gains on available-for-sale securities. For the nine months ended September 30, 1998, the Company's comprehensive income was as follows:

                                                  NINE MONTHS ENDED
                                                  SEPTEMBER 30, 1998
                                                  ------------------

     Net income..................................       $983,207
     Other comprehensive income..................        (21,710)
                                                        --------
        Total comprehensive income...............       $961,497
                                                        ========


D.    RICHMOND COUNTY FINANCIAL CORP. "RICHMOND" MERGER

     On July 17, 1998, Richmond County Financial Corp. and the Company announced the signing of a definitive merger agreement. The merger was approved by the shareholders of both companies.

     The merger will be accounted for as a purchase transaction. Each share of the Company's common stock will be converted into the right to receive
     1.45 shares of common stock with cash paid in lieu of fractional shares.

4.   IMPACT OF RECENTLY ISSUED OR ADOPTED ACCOUNTING STANDARDS

     SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," was issued in June 1997 and redefined how operating segments are determined. SFAS No. 131 requires disclosure of certain financial and descriptive information about a company's operating segments. This statement was adopted by the Company on January 1, 1998. Provisions of this statement require annual disclosure in the year of adoption and interim reporting for periods thereafter. This statement does not affect the results of operations or financial position of the Company.

     SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," was issued in February 1998 and standardizes the annual disclosure requirements for pensions and other postretirement benefits. This statement does not affect the results of operations or financial position of the Company. SFAS No. 132 was adopted by the Company as of January 1, 1998.

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998 and establishes accounting reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement is effective for all fiscal years beginning after June 15, 1999. This statement is not expected to have a material impact on the results of operations or financial position of the Company.

     SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," was issued in October 1998. Prior to issuance of SFAS No. 134, when a mortgage banking company securitized loans held for sale but did not sell the security in the secondary market, the security was classified as trading. SFAS No. 134 requires that the security be classified in accordance with SFAS No. 115 as either trading, available for sale or held to maturity according to the Company's intent unless the Company has already committed to sell the security before or during the securitization process. The statement is not expected to have a material impact on the results of operations or financial position of the Company.

IRONBOUND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Overview of Consolidated Financial Performance for the Years Ended December 31, 1997 and 1996.

     The following comparative schedule shows condensed operating results for the years ended December 31, 1997 and 1996:

                                                                      YEARS ENDED DECEMBER 31,
                                                                                            INCREASE
                                                                 1997            1996      (DECREASE)

Net interest income.........................................  $5,084,952      $4,715,427    $369,525
Provision for possible loan losses..........................          --              --          --
                                                              ----------      ----------    --------
Net interest income after provision for possible
   loan losses..............................................   5,084,952       4,715,427     369,525
Non-interest income.........................................     707,360         692,235      15,125
                                                              ----------      ----------    --------
Income before non-interest expenses.........................   5,792,312       5,407,662     384,650
Non-interest expenses.......................................   3,842,625       3,924,098     (81,473)
                                                              ----------      ----------    --------
Income before securities gains (losses)
   and income taxes.........................................   1,949,687       1,483,564     466,123
Securities gains (losses)...................................      15,682          (3,321)     19,003
                                                              ----------      ----------    --------
Income before income taxes..................................   1,965,369       1,480,243     485,126
Provision for income taxes..................................     704,637         633,620      71,017
                                                              ----------      ----------    --------
Net income..................................................  $1,260,732      $  846,623    $414,109
                                                              ==========      ==========    ========
Basic earnings per share (based on 1,035,461 and 1,041,663
   issued and outstanding shares in 1997 and 1996)..........  $     1.22      $     0.81    $   0.41
                                                              ==========      ==========    ========
Return on average assets....................................        1.14%           0.85%       0.29%
                                                              ==========      ==========    ========
Return on average equity....................................       11.68%           8.50%       3.18%
                                                              ==========      ==========    ========

GENERAL

     Net income for 1997 of $1,260,732 is $414,109 or 49% higher than the $846,623 earned in 1996. Record returns on average assets and equity of 1.14% and 11.68%, respectively, were also realized in 1997.

     Total assets ended the 1997 year at $112,213,168, an increase of $5,856,274, or 5.5%. Gross loans increased by $3,008,319 or 8.4% for the 1997 year, while the securities investment portfolio decreased by $3,119,642 or 5.3%. The overall increase was primarily due to the increase in Federal Funds Sold and Money Market Funds which increased $5,770,000. Past due (90 day and over) and non-performing loans decreased to $176,986 or 0.45% of the gross loan portfolio at December 31, 1997, from $208,456 or 0.59% of the loan portfolio at the end of 1996.

     Deposits rose above the $100 million threshold and closed 1997 at $100,710,839, an increase of $5,472,614 or 5.7% for the year. Stockholders' equity increased by $555,726 during 1997 and totaled $10,844,363 at December 31, 1997. This increase was achieved despite the payment of $537,314 in acquisition costs of treasury stock and the distribution of cash dividends to shareholders in the amount of $205,652.

NET INTEREST INCOME

     Net interest income is the principal source of the Company's earnings. It represents the amount by which interest income on earning assets exceeds the interest expense on deposits. Interest rate fluctuations as well as the mix and volume of interest-earning assets and interest-bearing liabilities combine to affect net interest income.

     Tax adjusted net interest income (see note below) for 1997 was $5,121,686, an increase of $395,455 or 8.4% above the $4,726,231 reported in 1996 (see Rate/Volume Analysis below). The overall yield on earning assets decreased slightly from 7.43% in 1996 to 7.40% in 1997. Interest expense increased
16 basis points to 3.18%. Accordingly, the Bank's net interest spread was down 19 basis points from 4.41% in 1996 to 4.22% in 1997.

     Interest earned on investments, tax exempt securities, money market funds and federal funds sold of $4,165,847 increased $332,200 or 8.67% over the $3,833,647 reported a year ago. Interest on loans increased by $436,210 or 13.94%, to $3,566,221 for 1997. Total interest income of $7,732,068 was up
$768,410 or 11.03%, from $6,963,658 reported in 1996.

     Total interest expense on deposits of $2,610,382 was up $372,955 from $2,237,427 in 1996. This increase was primarily attributable to an increase in time deposit balances.


                                                      RATES AND AMOUNTS EARNED/PAID ON INTEREST-EARNING ASSETS
                                                         AND INTEREST-BEARING LIABILITIES TAX ADJUSTED BASIS
                                                                    FOR THE YEARS 1997 AND 1996(2)
                                                   ----------------------------------------------------------------
                                                                 1997                             1996
                                                   -------------------------------  -------------------------------
                                                                          INTEREST                        INTEREST
                                                       AVERAGE           EARNED OR     AVERAGE           EARNED OR
                                                       BALANCE    RATE     PAID        BALANCE    RATE      PAID
                                                   -------------  ----   ---------   -----------  ----   ----------
INTEREST-EARNING ASSETS:
   Loans/ (3)/....................................  $ 37,678,846  9.46%  $3,566,221  $31,695,856  9.88%  $3,130,011
   Investments....................................    55,216,295  6.39    3,525,712   55,420,445  6.29    3,483,962
   Tax-exempt securities and preferred stock
    (See Note below)..............................     1,822,119  6.56      119,524      455,683  8.66       39,489
   Federal funds sold.............................     7,827,164  5.44      425,539    5,074,055  5.29      268,215
   Money Market Funds.............................     1,915,769  4.96       95,072    1,045,385  4.02       41,981
                                                    ------------  ----   ----------  -----------  ----   ----------
     Total interest-earning assets................  $104,460,193  7.40%  $7,732,068  $93,691,424  7.43%  $6,963,658
                                                    ------------  ----   ----------  -----------  ----   ----------
INTEREST-BEARING LIABILITIES:
   NOW and money-market accounts/ (1)/............  $ 20,128,964  1.96%  $  394,707  $17,284,404  1.90%  $  328,080
   Savings accounts/ (1)/.........................    34,551,803  2.41      833,240   35,829,046  2.42      866,543
   Time deposits/ (1)/............................    27,445,690  5.04    1,382,435   21,048,499  4.95    1,042,804
                                                    ------------  ----   ----------  -----------  ----   ----------
     Total interest-bearing liabilities/ (1)/.....  $ 82,126,457  3.18%  $2,610,382  $74,161,949  3.02%  $2,237,427
                                                    ============                     ===========
   Net interest income............................                       $5,121,686                      $4,726,231
                                                                         ==========                      ==========
   Net interest spread............................                4.22%                           4.41%
                                                                  ====                            ====
   Net interest margin............................                4.90%                           5.05%
                                                                  ====                            ====

-------------------------
(1) Total interest expense on deposits of $2,610,382 was up $372,955 from $2,237,427 in 1996. This increase was primarily attributable to an increase in time deposit balances.

(2) Interest income has been increased by $36,734 for 1997 and $10,804 for 1996 to show the income tax effect of municipal securities and preferred stock investments.

(3) The average balance for loans includes nonaccrual loans. Interest earned on loans includes loan fees.

     An analysis showing the effects of changes in rates and volumes (balances) on the increase in tax adjusted net interest income, for the 1997 and 1996 years of $395,455 and $423,333, respectively, is as follows:

                                             RATES/VOLUME ANALYSIS FOR THE YEARS 1997 AND 1996
                              ------------------------------------------------------------------------------
                                               1997                                 1996
                              --------------------------------------  --------------------------------------
                               CHANGE DUE TO INCREASE (DECREASE) IN:  CHANGE DUE TO INCREASE (DECREASE) IN:
                                   RATE        VOLUME      TOTAL        RATE       VOLUME       TOTAL
                              ------------   ---------   ---------   ---------   ---------   ---------
INTEREST-EARNING ASSETS:
 Loans.......................... $(142,343)   $578,553    $436,210    $ 57,207    $360,891    $418,098
 Investments....................    54,685     (12,935)     41,750      54,280     221,419     275,699
 Tax-exempt securities and
  preferred stock...............   (26,088)    106,123      80,035      19,745      19,745      39,490
 Federal funds sold.............     9,720     147,604     157,324     (17,493)    160,327     142,834
 Money Market Funds.............    14,018      39,073      53,091      (9,079)     15,461       6,382
                                 ---------    --------    --------    --------    --------    --------
   Total interest-earning
    assets......................   (90,008)    858,418     768,410     104,660     777,843     882,503
                                 ---------    --------    --------    --------    --------    --------
INTEREST-BEARING LIABILITIES:
 NOW and money-market
  accounts...................... $  11,741    $ 54,886    $ 66,627    $  3,179    $(22,931)   $(19,752)
 Savings accounts...............    (2,457)    (30,846)    (33,303)    (32,077)    (14,952)    (47,029)
 Time deposits..................    20,051     319,580     339,631       8,001     518,050     526,051
                                 ---------    --------    --------    --------    --------    --------
   Total interest-bearing
    liabilities.................    29,335     343,620     372,955     (20,897)    480,167     459,270
                                 ---------    --------    --------    --------    --------    --------
 Net interest income............ $(119,343)   $514,798    $395,455    $125,557    $297,676    $423,233
                                 =========    ========    ========    ========    ========    ========

-----------
The change attributable to both the change in rate and change in volume has been allocated evenly between the above change attributable to rate and change attributable to volume.

PROVISION AND ALLOWANCE FOR LOAN LOSS

     As a result of the Company's success in recovering previously charged off loans and reducing delinquent loans, no provision for loan losses was charged to operations in 1997 or 1996. The allowance for loan losses of $903,013 at December 31, 1997 equates to 2.38% of net loans and significantly exceeds the balance of past due and non-accrual loans at year end of $176,986. Management believes that the balance in the allowance account at December 31, 1997 is adequate to absorb any possible loss that may occur due to the uncollectibility of loans in the existing portfolio. In reaching this conclusion management has given consideration to its detailed evaluation of the collectibility of such loans, the risk characteristics of the loan portfolio, historical loan loss experience, current and projected economic conditions and the dynamics of the banking and regulatory environment.

NON-INTEREST INCOME

     A significant portion of the Company's income is derived from non-interest income. The primary component of non-interest income is service fees on deposit accounts which increased slightly, from $654,346 in 1996, to $668,163 in 1997. Other fee income of $39,197 was $1,308 higher than last year. Accordingly, total non-interest income from deposit and other fees increased by $15,125, or 2.2% during the 1997 year.

NON-INTEREST EXPENSES

     Total non-interest expenses decreased $81,473, or 2.1%, to $3,842,625 in 1997 from $3,924,098 for 1996.

     Salary expense increased $59,823, or 4.2%, to $1,499,891, from $1,440,068 reported for 1996. Employee benefit expenses decreased $19,428, or 5.3%, to $346,863. The increase in salaries is the result of a normal merit increase and increases in incentive compensation bonus payments. The reduction in employee benefits is the result of favorable claims experience in the Company's self-funded health insurance plan.

     Occupancy expenses decreased $3,909, or 0.9%, to $494,513 from the $498,422 reported in 1996.

     Equipment expenses were down $9,642, or 4.1%, to $223,418 from the $233,060 reported for 1996. Reductions in furniture and fixture expenses account for most of this reduction.

     Professional fees were down $49,633, or 24.4%, to $153,834 from the $203,467 reported in 1996. Reduced legal fees and regulatory examination fee accrual are the primary reason for this decrease.

     Data processing and related service charges increased $3,837, or 1.5%, to $256,017.

     Deposit insurance increased by $9,272 as the result of changes in the method of assessment by the FDIC for such insurance.

     Other operating expenses decreased $54,368, or 7.9%, from the $689,116 reported for 1996. Reductions in stationery and supplies, shareholder expenses, delivery service and organization expenses of $17,425, $23,424, $22,584 and $27,338, respectively, were realized while marketing costs increased by $14,695 and other losses increased by $17,100.

LIQUIDITY AND INTEREST SENSITIVITY

     Liquidity can be defined as the ability to provide cash flow in a manner that dispenses obligations in a timely fashion and adequately provides for future funding demands. In the ordinary course of business, funds are generated from the repayment or satisfaction of loans, maturities within the investment portfolio and the acquisition of deposits. Management's interest sensitivity efforts involve matching the maturity and repricing rate of interest-earning assets with interest-bearing liabilities. This matching should be designed to optimize net interest income within the constraints imposed by regulatory authorities regarding liquidity and capital guidelines.

     The Company's Asset/Liability Management Committee is responsible for reviewing interest rate risk and evaluating future liquidity needs over various time periods. The schedule below shows the Company's one year GAP at December 31, 1997 and 1996. For purposes of this schedule, the one year GAP amount is defined as the excess of interest sensitive liabilities over interest sensitive assets that mature or reprice within a one year time frame. This schedule indicated that the Company's one year GAP amount at December 31, 1997 was $24.7 million, or approximately 22.0% of total assets, compared to $23.8 million, or 22.4% of total assets, at December 31, 1996.

                                                               ONE YEAR GAP ANALYSIS
                                                        ASSETS AND LIABILITIES MATURING OR
                                                             REPRICING WITHIN ONE YEAR
                                                          AS OF DECEMBER 31, 1997 AND 1996
                                                        ------------------------------------
                                                               (AMOUNTS IN THOUSANDS)
                                                             1997       1996      CHANGE
INTEREST SENSITIVE ASSETS:                                 --------   --------   --------
 Loans.................................................    $  7,462   $ 13,155   $ (5,693)
 Investments(A)........................................      20,378     17,254      3,124
 Money market funds....................................       2,634      2,135        499
 Federal funds sold....................................       9,370      4,100      5,270
                                                           --------   --------   --------
  Total interest sensitive assets......................      39,844     36,644      3,200
                                                           --------   --------   --------
INTEREST SENSITIVE LIABILITIES:
 NOW and money market accounts.........................      20,513     17,093      3,420
 Savings accounts(B)...................................      16,979     18,081     (1,102)
 Time deposits.........................................      27,049     25,287      1,762
                                                           --------   --------   --------
  Total interest sensitive liabilities.................      64,541     60,461      4,080
                                                           --------   --------   --------
One Year GAP amount (excess of interest sensitive
   liabilities over interest sensitive assets).........    $(24,697)  $(23,817)  $    880
                                                           ========   ========   ========
One Year GAP amount as a percentage
   Of total assets.....................................       (22.0)%    (22.4)%     (0.4)%

NOTES

(A) Investments do not include approximately $16 million of callable bonds which will probably be called during 1998 if market rates remain as they were at December 31, 1997.

(B) Savings accounts are assumed to have an annual decay factor of 50%.


     Static GAP analysis, such as that presented above, cannot always be relied upon to represent a company's one year interest-rate risk exposure because it is based upon various assumptions as to future events. Accordingly, such as static analysis is limited in its ability to measure future interest-rate risk exposure.

CAPITAL RESOURCES

     Capital management involves consideration of the quality and diversity of the loan and securities investment portfolios, interest rate risk, and sources and concentration of deposits.

     The Federal Reserve Board and the Federal Insurance Deposit Corporation have adopted capital adequacy regulations for banking institutions. These regulations require banking institutions to maintain a minimum tier one capital to average assets ratio of 4% and that total capital to risk weighted assets be at least 8%. At December 31, 1997, Ironbound Bankcorp, NJ's capital levels substantially exceed those regulatory minimums with a tier one capital ratio of 9.6% and total risk based capital of 21.1%.

                     IRONBOUND BANKCORP, NJ AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1997 AND 1996

                                                                                   1997           1996
ASSETS
 Cash and due from banks...................................................... $  3,322,032   $  2,521,026
 Federal funds sold and money market funds....................................   12,003,636      6,234,819
                                                                               ------------   ------------
   Total cash and cash equivalents............................................   15,325,668      8,755,845
 Investment securities held to maturity (market value of
    $42,184,510 in 1997 and $45,937,053 in 1996) (Note C).....................   42,092,640     46,617,193
 Investment securities available for sale (amortized cost of $13,780,909 in
    1997 and $12,439,264 in 1996) (Note C)....................................   13,910,013     12,505,102
 Loans (less allowance for possible loan losses
    of $903,013 in 1997 and $789,923 in 1996) (Notes D and E).................   37,872,726     34,972,742
 Premises and equipment, net (Note F).........................................    1,675,223      1,855,510
 Accrued interest receivable..................................................      841,934        888,362
 Prepaid expenses and other assets............................................      157,247        238,363
 Purchased deposits premium...................................................       78,643        214,096
 Deferred taxes (Note I)......................................................      259,074        309,681
                                                                               ------------   ------------
   Total assets............................................................... $112,213,168   $106,356,894
                                                                               ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
 Non-interest bearing demand deposits......................................... $ 17,747,158   $ 16,176,372
 Interest-bearing demand deposits.............................................   20,512,718     17,093,024
 Savings deposits.............................................................   33,957,997     36,161,169
 Time deposits under $100,000.................................................   22,403,437     19,770,639
 Time deposits $100,000 and over (Note H).....................................    6,089,529      6,037,021
                                                                               ------------   ------------
   Total deposits.............................................................  100,710,839     95,238,225
 Accrued interest payable.....................................................      105,955         92,893
 Accrued expenses and other liabilities.......................................      552,011        459,893
 Income taxes payable.........................................................           --        277,246
                                                                               ------------   ------------
   Total liabilities..........................................................  101,368,805     96,068,257
                                                                               ------------   ------------
 Commitments (Notes G and K)
STOCKHOLDERS' EQUITY:
 Capital stock ($5 par value, 4,000,000 shares authorized,....................    5,208,315      5,208,315
    1,041,663 shares issued in 1997 and 1996) (Note J)
 Paid-in capital..............................................................    4,298,362      4,298,362
 Retained earnings............................................................    1,797,537        742,457
 Treasury stock, at cost (36,520 shares in 1997) (Note N).....................     (537,314)            --
 Net unrealized gain on securities available for sale.........................       77,463         39,503
                                                                               ------------   ------------
   Total stockholders' equity.................................................   10,844,363     10,288,637
                                                                               ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.................................... $112,213,168   $106,356,894
                                                                               ============   ============

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     IRONBOUND BANKCORP, NJ AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                      YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                   1997        1996
                                                                ----------  ----------
INTEREST INCOME:
 Loans......................................................... $3,566,221  $3,130,011
 Investment securities.........................................  3,608,502   3,512,647
 Federal funds sold and money market funds.....................    520,611     310,196
                                                                ----------  ----------
   Total interest income.......................................  7,695,334   6,952,854
                                                                ----------  ----------
INTEREST EXPENSE:
 Demand deposits...............................................    394,707     328,080
 Savings deposits..............................................    833,240     866,543
 Time deposits.................................................  1,382,435   1,042,804
                                                                ----------  ----------
   Total interest expense......................................  2,610,382   2,237,427
                                                                ----------  ----------
Net interest income............................................  5,084,952   4,715,427
 Provision for possible loan losses (Note E)...................         --          --
                                                                ----------  ----------
Net interest income after provision for possible loan losses...  5,084,952   4,715,427
                                                                ----------  ----------
NON-INTEREST INCOME:
 Gain (loss) on sale of securities (Note C)....................     15,682      (3,321)
 Service fees on deposit accounts..............................    668,163     654,346
 Other.........................................................     39,197      37,889
                                                                ----------  ----------
   Total non-interest income...................................    723,042     688,914
                                                                ----------  ----------
NON-INTEREST EXPENSES:
 Salaries......................................................  1,499,891   1,440,068
 Employee benefits.............................................    346,863     366,291
 Occupancy.....................................................    494,513     498,422
 Equipment.....................................................    223,418     233,060
 Professional fees.............................................    153,834     203,467
 Data processing and service charges...........................    256,017     252,180
 Stationery and supplies.......................................     86,456     103,881
 Amortization of purchased deposits premium....................    135,454     135,454
 Deposit insurance.............................................     11,431       2,159
 Other operating expenses......................................    634,748     689,116
                                                                ----------  ----------
   Total non-interest expenses.................................  3,842,625   3,924,098
                                                                ----------  ----------
Income before income taxes.....................................  1,965,369   1,480,243
Provision for income taxes (Note I)............................    704,637     633,620
                                                                ----------  ----------
Net income..................................................... $1,260,732  $  846,623
                                                                ==========  ==========
Basic net income per share.....................................      $1.22       $0.81
                                                                ==========  ==========
Net income per share - assuming dilution.......................      $1.19       $0.80
                                                                ==========  ==========
Weighted average shares outstanding............................  1,035,461   1,041,663
                                                                ==========  ==========
Weighted average shares outstanding - assuming dilution........  1,058,163   1,056,761
                                                                ==========  ==========

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     IRONBOUND BANKCORP, NJ AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CHANGES IN
                              STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                                        NET
                                                                                                     UNREALIZED
                                                                                                       GAIN
                                            CAPITAL STOCK                                            (LOSS) ON
                                       -----------------------                                       SECURITIES
                                         NO. OF                   PAID IN    RETAINED    TREASURY    AVAILABLE
                                         SHARES       VALUE       CAPITAL    EARNINGS      STOCK     FOR SALE     TOTAL
                                       ----------   ----------  ----------  ----------   ---------   --------   -----------
Balance December 31, 1995.............  1,041,663   $5,208,315  $4,298,362  $       --   $      --   $106,289   $ 9,612,966
Change in unrealized gain (loss)
   on securities available for sale...         --           --          --          --          --    (66,786)      (66,786)
1996 net income.......................         --           --          --     846,623          --         --       846,623
Cash dividends paid or declared.......         --           --          --    (104,166)         --         --      (104,166)
                                       ----------   ----------  ----------  ----------   ---------   --------   -----------

Balance December 31, 1996.............  1,041,663    5,208,315   4,298,362     742,457          --     39,503    10,288,637

Change in unrealized gain (loss)
   on securities available for sale...         --           --          --          --          --     37,960        37,960
1997 net income.......................         --           --          --   1,260,732          --         --     1,260,732
Purchase of Treasury Stock............    (36,520)          --          --          --    (537,314)        --      (537,314)
Cash dividends paid or declared.......         --           --          --    (205,652)         --         --      (205,652)
                                       ----------   ----------  ----------  ----------   ---------   --------   -----------

Balance December 31, 1997.............  1,005,143   $5,208,315  $4,298,362  $1,797,537   $(537,314)  $ 77,463   $10,844,363
                                       ==========   ==========  ==========  ==========   =========   ========   ===========

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     IRONBOUND BANKCORP, NJ AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                          1997           1996
OPERATING ACTIVITIES:
 Net income.......................................................... $  1,260,732   $    846,623
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation......................................................      261,514        282,398
   Amortization of securities premium, net...........................       48,488         83,987
   Net (gain) loss on sale of investment securities..................      (15,682)         3,321
   Amortization of purchased deposits premium........................      135,454        135,454
   (Decrease) increase in deferred loan fees.........................       (4,755)         9,292
   Decrease in deferred taxes........................................       50,607         78,660
   Decrease (increase) in accrued interest receivable, prepaid
      expenses and other assets......................................      161,755       (198,064)
   (Decrease) increase in accrued interest payable, income taxes
      payable and other accrued expenses and liabilities.............     (202,184)       452,834
   Net gain on sale of other real estate.............................      (15,059)        (6,016)
   Other (decreases) increases.......................................      (25,307)        25,934
                                                                      ------------   ------------
     Net cash provided by operating activities.......................    1,655,563      1,714,423
                                                                      ------------   ------------
INVESTING ACTIVITIES:
 Purchase of investment securities...................................  (13,874,371)   (22,358,863)
 Maturities of investment securities.................................   15,661,270     14,019,334
 Proceeds from sale of investment securities available for sale......    1,363,203      1,046,563
 Net increase in loans...............................................   (2,895,229)    (6,839,526)
 Purchase of equipment...............................................      (81,227)      (121,266)
 Proceeds on sale of other real estate...............................       15,059        417,480
                                                                      ------------   ------------
     Net cash provided by (used in) investing activities.............      188,705    (13,836,278)
                                                                      ------------   ------------
FINANCING ACTIVITIES:
 Net increase in deposits............................................    5,472,614     15,572,705
 Cash dividends paid.................................................     (205,652)      (104,166)
 Purchase of treasury stock..........................................     (537,314)            --
 Principal payments under capital lease obligations..................       (4,093)        (8,746)
                                                                      ------------   ------------
     Net cash provided by financing activities.......................    4,725,555     15,459,793
                                                                      ------------   ------------
Net increase in cash and cash equivalents............................    6,569,823      3,337,938
Cash and cash equivalents, beginning of year.........................    8,755,845      5,417,907
                                                                      ------------   ------------
Cash and cash equivalents, end of year............................... $ 15,325,668   $  8,755,845
                                                                      ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the year for interest.............................. $  2,597,320   $  2,222,410
 Cash paid during the year for income taxes.......................... $  1,075,503   $    373,410
                                                                      ============   ============
SUPPLEMENTAL DISCLOSURES OF NON-CASH TRANSACTIONS:
 Adjustment to equity for unrealized gains (losses) on securities
    available for sale (net of income tax effect).................... $     37,960   $    (66,786)
                                                                      ============   ============

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     IRONBOUND BANKCORP, NJ AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996


A.   ORGANIZATION AND NATURE OF OPERATIONS

     Ironbound Bankcorp, NJ (the "Company"), a bank holding company, was incorporated on February 14, 1997 with authorized capital of 4,000,000 shares of $5.00 par value common stock. On July 1, 1997 the Company acquired 100 percent of the shares of Ironbound Bank (the "Bank") by exchanging one share of its common stock for each share of the Bank's stock. This exchange of shares has been accounted for as a reorganization of entities under common control, similar to a pooling of interest, which resulted in no changes to the underlying carrying amounts of assets and liabilities.

     The Bank, which was chartered in 1988, is a full service Community Bank, providing competitively priced commercial, mortgage and consumer loan products to businesses and individuals primarily in its northern New Jersey market area. The Bank also offers non-interest bearing demand deposits and a variety of interest bearing deposits with varying rates which generally reflect market conditions.

     The majority of the Company's net income is derived from interest on loans and investments, plus fees on deposit accounts, less interest on deposit accounts and operating expenses.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     PRINCIPALS OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company, established in 1997, its wholly owned subsidiary, Ironbound Bank, and the Bank's wholly owned subsidiary, Ironbound Investment Company, Inc. which was established in 1996. All significant intercompany accounts and transactions have been eliminated.

     BASIS OF CONSOLIDATED FINANCIAL STATEMENT PRESENTATION. The accounting and reporting policies used in the preparation of the financial statements of the Company conform to generally accepted accounting principles and to general practices within the banking industry.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     INVESTMENT SECURITIES. Held-to-maturity securities are those debt securities which the Company has the intent and ability to hold to maturity and are reported at amortized cost adjusted for unamortized purchase premiums and discounts. Available-for-sale securities are those debt and equity securities which are neither held-to-maturity securities nor trading securities and are reported at fair value, with unrealized gains and losses, net of the related income tax effect, excluded from earnings and reported in a separate component of stockholders' equity. The Company does not hold any securities for trading purposes. The cost of investments sold is determined on the specific identification method.

     LOANS AND LOAN FEES. Loans are stated at their principal amount outstanding, net of deferred loan fees and costs and allowance for possible loan losses. Interest income on loans is accrued generally based upon the principal amount outstanding. Net deferred fees are amortized into income over the contractual life of the related loans by use of a method which approximates the interest method. Interest income is not accrued on loans where management has determined that the borrowers may be unable to meet contractual principal and/or interest obligations or where interest or principal is 90 days or more past due, unless the loans are well secured and in process of collection. When a loan is placed on nonaccrual, interest accruals cease and in general, uncollected past due interest (including interest applicable to prior years, if any) is reversed and charged against current income. Thereafter, interest income is not accrued unless the financial condition and payment record of the borrower warrant the accrual of interest income. Interest on loans that have been restructured is accrued according to the renegotiated terms.

     ALLOWANCE FOR POSSIBLE LOAN LOSSES. The allowance for possible loan losses is established or increased through charges to income. Loan losses are charged against the allowance when it is believed that the collectibility of principal is unlikely. The level of allowance is based upon management's estimate of potential future losses in the existing loan portfolio. Periodic evaluations of the loan portfolio which take into consideration such factors as the borrowers' ability to pay, specific review of problem loans, changes in the nature and volume of the loan portfolio, overall portfolio quality and prevailing and anticipated economic conditions are used for this purpose. Since the allowance is based on estimates, ultimate losses may vary from current estimates. As adjustments become necessary, they are reflected in operations in the period in which they become known.

     PURCHASED DEPOSITS PREMIUM. Purchased deposits premium is amortized on a straight-line basis over the life of the deposits acquired, which is estimated to be seven years.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization is provided on a straight-line basis over the shorter of the estimated lives of the assets or the term of the related leases, including renewal options. Estimated useful lives are as follows: 30 years for buildings, 7 to 20 years for leasehold improvements and 5 to 10 years for furniture and equipment.

     CASH FLOW REPORTING. For purposes of reporting cash flows, the Company considers cash and cash equivalents to include cash on hand and due from banks, federal funds sold and money market funds. Federal funds sold are generally due within one business day.

C.   INVESTMENT SECURITIES

     The amortized cost and estimated market value of investment securities at December 31, 1997 and 1996 are as follows:

                                                         DECEMBER 31, 1997
                                           -----------------------------------------------
                                                         GROSS       GROSS      ESTIMATED
                                           AMORTIZED   UNREALIZED  UNREALIZED    MARKET
                                             COST        GAINS       LOSSES       VALUE
                                           -----------------------------------------------
INVESTMENT SECURITIES HELD
TO MATURITY:
 U.S. Treasury securities and agencies... $27,450,091    $110,383    $140,259  $27,420,215
 Mortgage-backed securities..............  11,880,365     171,461      53,467   11,998,359
 Other debt securities...................   2,762,184      10,778       7,026    2,765,936
                                          -----------    --------    --------  -----------
    Total................................ $42,092,640    $292,622    $200,752  $42,184,510
                                          ===========    ========    ========  ===========

INVESTMENT SECURITIES
 AVAILABLE FOR SALE:
 U.S. Treasury securities and agencies... $ 8,217,856    $ 47,782  $       --  $ 8,265,638
 Mortgage-backed securities..............   3,327,074      55,726       3,214    3,379,586
 Other debt securities...................   1,738,479       3,810          --    1,742,289
 Preferred stock.........................     497,500      25,000          --      522,500
                                          -----------    --------    --------  -----------
    Total................................ $13,780,909    $132,318    $  3,214  $13,910,013
                                          ===========    ========    ========  ===========


                                                           DECEMBER 31, 1996
                                          ------------------------------------------------
                                           AMORTIZED     GROSS       GROSS      ESTIMATED
                                             COST      UNREALIZED  UNREALIZED    MARKET
                                                         GAINS       LOSSES       VALUE
                                          ------------------------------------------------
INVESTMENT SECURITIES HELD
TO MATURITY:
 U.S. Treasury securities and agencies... $30,446,474    $ 35,871    $537,414  $29,944,931
 Mortgage-backed securities..............   4,270,598      20,947      22,513    4,269,032
 Other debt securities...................  11,900,121      72,440     249,471   11,723,090
                                          -----------    --------    --------  -----------
    Total................................ $46,617,193    $129,258    $809,398  $45,937,053
                                          ===========    ========    ========  ===========

INVESTMENT SECURITIES
 AVAILABLE FOR SALE:
 U.S. Treasury securities................ $ 8,792,149    $ 37,403    $  8,628  $ 8,820,924
 Mortgage-backed securities..............   1,619,142      14,540          --    1,633,682
 Other debt securities...................   1,372,967          --       2,152    1,370,815
 Preferred stock.........................     655,006      25,000         325      679,681
                                          -----------    --------    --------  -----------
    Total................................ $12,439,264    $ 76,943    $ 11,105  $12,505,102
                                          ===========    ========    ========  ===========

     The amortized cost and estimated market value of investment securities at December 31, 1997 by maturity is shown below. Expected maturities may differ from contractual maturities because certain securities can be called or prepaid by the issuer with or without call or prepayment penalties.

                                           INVESTMENT SECURITIES       INVESTMENT SECURITIES
                                             AVAILABLE FOR SALE          HELD TO MATURITY
                                                    1997                       1997
                                          -----------------------------------------------------
                                                        ESTIMATED                    ESTIMATED
                                           AMORTIZED     MARKET         AMORTIZED     MARKET
                                             COST         VALUE           COST         VALUE
                                          -----------------------------------------------------

Due in one year or less.................. $   925,546  $   926,390     $ 6,799,767  $ 6,785,089
Due after one year through five years....   5,702,195    5,735,230       9,392,637    9,372,701
Due after five years through ten years...   2,473,004    2,490,700      16,705,061   16,689,347
Due after ten years......................   4,182,664    4,235,193       9,195,175    9,337,373
Preferred stock..........................     497,500      522,500              --           --
                                          -----------  -----------     -----------  -----------
   Total................................. $13,780,909  $13,910,013     $42,092,640  $42,184,510
                                          ===========  ===========     ===========  ===========

     Proceeds from the sales of investment securities available for sale were $1,363,203 and $1,046,563 for the years ended December 31, 1997 and 1996, respectively. A gain on sale of securities of $15,682 was realized in 1997. A loss of $3,321 was realized in 1996.

D.   LOANS RECEIVABLE

     The components of loans receivable at December 31, 1997 and 1996 are as follows:

                                                   DECEMBER 31,
                                         ----------------------------
                                            1997             1996
                                         ----------------------------

Commercial.............................. $28,273,655      $27,175,747
Consumer................................   3,108,046        2,715,745
Real estate.............................   7,522,765        6,004,655
                                         -----------      -----------
Gross loans.............................  38,904,466       35,896,147
Less:
   Net deferred loan fees...............     128,727          133,482
   Allowance for possible loan losses...     903,013          789,923
                                         -----------      -----------
       Net loans........................ $37,872,726      $34,972,742
                                         ===========      ===========

     The total amount of nonaccruing loans approximated $177,000 and $208,000 at December 31, 1997 and 1996, respectively. Gross interest income of $21,089 and $26,630 would have been recorded for the years ended December 31, 1997 and 1996, respectively, if nonaccrual loans had been current. Interest collected on nonaccrual loans amounted to $17,597 and $82,270 for the years ended December 31, 1997 and 1996, respectively.

     At December 31, 1997 loans consisted of the following:

MATURITY                               FIXED        VARIABLE           TOTAL
--------                            -----------    -----------      -----------

One year or less................... $ 3,418,050     $1,394,439      $ 4,812,489
One to five years..................  20,151,353      2,371,441       22,522,794
More than 5 years..................  10,985,813        583,370       11,569,583
                                    -----------     ----------      -----------
                                    $34,555,216     $4,349,250      $38,904,466
                                    ===========     ==========      ===========

     An analysis of activity with respect to loans outstanding to directors, officers, their entities and immediate families is as follows:

                                         YEARS ENDED DECEMBER 31,
                                        -------------------------
                                            1997           1996
                                        ----------     ----------

Balance, beginning of year............. $  392,000       $274,000
New loans..............................  1,660,000        180,000
Repayments.............................   (150,000)       (62,000)
                                        ----------       --------
Balance, end of year................... $1,902,000       $392,000
                                        ==========       ========

     These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons.


E.   ALLOWANCE FOR POSSIBLE LOAN LOSSES

     A summary of activity in the allowance for possible loan losses account for 1997 and 1996 is as follows:

                                            YEARS ENDED DECEMBER 31,
                                         ---------------------------
                                           1997             1996
                                         -----------     -----------

Balance, beginning of year.............     $789,923        $762,149
Provision for possible loan losses.....           --            --
Loans charged off......................      (75,370)        (11,042)
Recoveries.............................      188,460          38,816
                                            --------        --------
Balance, end of year...................     $903,013        $789,923
                                            ========        ========

     The ratio of net charge offs to average loan balance for the year ending December 31, 1997 and 1996 was (.31%) and (.09%), respectively.

F.   PREMISES AND EQUIPMENT

     The composition of premises and equipment at December 31, 1997 and 1996 is as follows:

                                                          DECEMBER 31,
                                                  ----------------------------
                                                     1997              1996
                                                  ----------       -----------

Leasehold improvements........................... $1,250,756        $1,257,831
Furniture, fixtures and equipment................  1,304,638         1,394,977
Building.........................................    696,098           691,358
                                                  ----------        ----------
 Total...........................................  3,251,492         3,344,166
Less accumulated depreciation and amortization...  1,576,269         1,488,656
                                                  ----------        ----------
   Premises and equipment, net................... $1,675,223        $1,855,510
                                                  ==========        ==========


G.    LEASES

     Operating leases are in place for certain properties. One such lease is with a related party under a net lease agreement at $21 per square foot for approximately 7,900 square feet. The company has options to renew all of its operating leases. As of December 31, 1997, aggregate minimum rental commitments under operating and capital leases are as follows:

                                               OPERATING           CAPITAL
     YEARS ENDING DECEMBER 31,                   LEASES            LEASES
----------------------------------             ----------       ----------

1998.................................          $  258,392          $ 5,311
1999.................................             260,392            5,311
2000.................................             260,392            6,195
2001.................................             260,392               --
2002.................................             260,392               --
                                               ----------       ----------
Total minimum lease payments                   $1,299,960           16,817
                                               ==========
Less: Amount representing interest                                   1,655
                                                                ----------
Net lease payments...................                              $15,162
                                                                ==========

H.    DEPOSITS

          At December 31, 1997, time deposits had remaining periods to contractual maturity as follows:

                                  UNDER         OVER
MATURITY                         $100,000     $100,000     TOTAL
--------                       -----------   ----------  -----------
Three months or less.......... $10,948,371   $3,230,724  $14,179,095
Three to twelve months........  10,478,562    2,390,921   12,869,483
One to three years............     941,292      467,884    1,409,176
Over three years..............      35,212           --       35,212
                               $22,403,437   $6,089,529  $28,492,966


I.   INCOME TAXES

     The income tax expense is comprised of the following components:


                                                           YEARS ENDED DECEMBER 31,
                                                           ------------------------
                                                              1997        1996
                                                           ------------------------

Current federal income tax expense.........................  $597,027      $437,243
Current state income tax expense...........................    82,308        73,299
Deferred federal and state income tax provision............    25,302       123,078
                                                             --------      --------
   Total income tax expense................................  $704,637      $633,620
                                                             ========      ========

     Net deferred tax assets at December 31, 1997 and 1996 of $259,074 and $309,681, respectively, have been provided for the temporary differences between the tax basis and financial statement carrying amounts of assets and liabilities. The net deferred tax asset at December 31, 1997 and 1996 includes liabilities of $51,641 and $26,335, respectively, recorded on the unrealized appreciation on securities classified as available-for-sale under SFAS 115. These amounts were reflected in the financial statement as adjustments to stockholders' equity.

     The major sources of temporary differences and their deferred tax effect are as follows:

                                                                DECEMBER 31,
                                                         ------------------------
                                                           1997           1996
                                                         ---------     ----------

DEFERRED TAX ASSETS:
 Allowance for loan losses..............................  $139,718       $150,703
 Loan fees..............................................        --          9,900
 Premiums on securities.................................   131,577        144,911
 Depreciation and amortization..........................    50,751         22,812
 Other..................................................     6,056          7,690
                                                         ---------     ----------
   Total deferred tax assets............................   328,102        336,016
                                                         ---------     ----------

DEFERRED LIABILITIES:
 Net unrealized gain on securities available for sale...    51,641         26,335
 Loan fees..............................................    17,387             --
                                                         ---------     ----------
   Total deferred tax liabilities.......................    69,028         26,335
                                                         ---------     ----------
    Net deferred tax assets.............................  $259,074       $309,681
                                                         =========     ==========

     A reconciliation of the 1997 statutory income tax provision to the effective income tax provision is as follows:

                                                                                STATUTORY
                                                                 AMOUNT            RATE
                                                                --------        ---------

Federal income tax expense..................................... $668,225            34.00%
State income tax expense (net of federal tax benefit)..........   57,225             2.91
Meals and entertainment........................................    1,843             0.09
Penalties......................................................    1,301             0.07
Interest on tax-exempt securities..............................  (20,092)           (1.02)
Other..........................................................   (3,865)           (0.20)
                                                                --------        ---------
   Total income tax provision.................................. $704,637            35.85%
                                                                ========        =========

J. DIVIDENDS

     The Board of Directors declared four cash dividends during the 1997 year, each at $.05 per share. Total dividends paid or declared in 1997 and 1996 were $205,652 and $104,166, respectively.

K. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involved, in varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

     A summary of financial instruments whose contract amounts represent credit risk at December 31, 1997 is as follows:

Commitments to extend credit.................... $4,491,000
Commitments to purchase securities..............    833,000
Commercial and standby letters of credit........     71,000
                                                 ----------
   Total........................................ $5,395,000
                                                 ==========

     Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed dates or other termination clauses and may require the customer to pay a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

     Standby letters of credit are conditional commitments issued by the Company to assure the performance of a customer to a third party. Commercial letters of credit are conditional commitments issued by the Company to provide financing upon the delivery of commercial goods to a customer. All guarantees under letters of credit extend for a period of up to a year from the issuance date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. If deemed necessary, the Company may hold collateral supporting those commitments.

L. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The information provided below is required by SFAS No. 107, "Disclosures About Fair Value of Financial Instrument." These amounts represent estimates of fair value of financial instruments at a point in time. Significant estimates using available market information and appropriate valuation methodologies were used for the purposes of this disclosure. The estimates are not necessarily indicative of the amounts that could realize in a current market exchange, and the use of different market assumptions or methodologies could have a material effect on the estimated fair value amounts.

                                      DECEMBER 31, 1997
                                  --------------------------
                                                 ESTIMATED
                                    CARRYING      FAIR OR
                                     VALUE      MARKET VALUE
                                  --------------------------

Cash and cash equivalents.......  $ 15,325,668  $ 15,325,668
Investment securities:
 Held to maturity...............    42,092,640    42,184,510
 Held for sale..................    13,910,013    13,910,013
Loans receivable................    38,904,466    39,154,424
Deposits........................   100,710,839   100,779,406

     The fair value of investment securities is based on quoted market prices. The fair value of loans receivable was estimated by discounting the future cash flows over the estimated remaining term of the loans. The discount factor was determined by taking into consideration current market rates and loss experience.

     Demand deposits and savings deposits are shown at their face values. The fair value of time deposits was estimated by discounting the future cash flows over the remaining term. The estimated value of demand and savings does not reflect the value of core deposits which is determined by taking into consideration the customer base and deposit mix. Management believes there is significant core deposit value which is not reflected in the above schedule.

M. STOCK OPTIONS AND EARNINGS PER SHARE

     The Company has a stock option plan (the "Plan") which provides for grants of options to purchase a total of 49,608 shares of stock (24,804 shares to each of the Company's two executive officers). Options vest at a rate of 10,000 per year beginning in 1995 through 1998 with the remainder of 9,608 shares vesting in 1999. The option price of $8.00 per share was higher than the related market value per share at the date of the grant. At December 31, 1997 and 1996, all 49,608 options remained outstanding.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for The Plan. Had compensation cost for The Plan been determined based on the fair value at the grant date of awards in 1997 and 1996, consistent with the provisions of SFAS No. 123, the Bank's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

     At December 31, 1997, there were 30,000 options that were vested and exercisable.

                                             YEARS ENDED DECEMBER 31,
                                             ------------------------
                                                  1997        1996
                                             ------------------------

Net income, as reported.....................    $1,260,732   $846,623
Net income, pro forma.......................     1,250,722    836,523
Basic earnings per share, as reported.......    $     1.22   $   0.81
Basic earnings per share, pro forma.........          1.21       0.80
Diluted earnings per share, as reported.....          1.19       0.80
Diluted earnings per share, pro forma.......          1.18       0.79

     The fair value of each option grant of $1.54 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996: dividend yield of 1.7%, risk-free interest rate of 6.5%, and expected lives of five years.

     Basic earnings per share and diluted earnings per share, as reported, were calculated as follows:

                                                          YEARS ENDED DECEMBER 31,
                                     -----------------------------------------------------------------
                                                   1997                             1996
                                     ---------------------------------  ------------------------------
                                                             EARNINGS                         EARNINGS
                                       INCOME     SHARES    PER SHARE    INCOME    SHARES    PER SHARE
                                     ---------------------------------  ------------------------------

Basic earnings per share..........   $1,260,732  1,035,461     $ 1.22   $846,623  1,041,663     $ 0.81
Effect of stock options...........           --     22,702      (0.03)        --     15,098      (0.01)
                                     ----------  ---------     ------   --------  ---------     ------
Diluted earnings per share........   $1,260,732  1,058,136     $ 1.19   $846,623  1,056,761     $ 0.80
                                     ==========  =========     ======   ========  =========     ======

N.  STOCK REPURCHASE PROGRAM

     On July 2, 1997 the Board of Directors authorized the repurchase of up to 5%, or 52,083 shares of the Company's outstanding stock. This program permits the Company to repurchase such shares, from time to time, in the open market or in privately negotiated transactions as market conditions, in the opinion of management, may warrant. The repurchase shares will be held in treasury and may be used for general corporate purposes. The repurchase program can be discontinued at any time. At December 31, 1997 the Company had repurchased 36,520 shares at a cost of $537,314.

O.  CAPITAL ADEQUACY

     The Company and its subsidiary Bank are subject to various regulatory capital requirements administered by the federal banking agencies. The regulations require the Company and the Bank to meet specific minimum capital adequacy guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Such capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). The Company's (Ironbound Bankcorp, NJ) and its subsidiary (Ironbound Bank) actual capital amounts and ratios are presented in the following table:

                                                                          REQUIRED BY REGULATION     REQUIRED BY REGULATION
                                                                           FOR CAPITAL ADEQUACY         TO BE CONSIDERED
                                                           ACTUAL               PURPOSES                WELL CAPITALIZED
                                                    --------------------  ----------------------   -----------------------
                                                        AMOUNT    RATIO     AMOUNT        RATIO       AMOUNT       RATIO
                                                    ------------  ------  -------------  -------   ------------   --------

IRONBOUND BANKCORP, NJ (CONSOLIDATED)
  DECEMBER 31, 1997:
 Tier 1 Capital to Average Assets................    $10,605,745    9.6%     $4,401,040   4.0%       $5,501,300    5.0%
 Tier 1 Capital to Risk Weighted Assets..........     10,688,257   20.8       2,055,520   4.0         3,083,280    6.0
 Total Capital to Risk Weighted Assets...........     10,844,363   21.1       4,111,040   8.0         5,138,800   10.0

IRONBOUND BANK
  DECEMBER 31, 1997:
 Tier 1 Capital to Average Assets................    $10,605,745    9.6%     $4,401,359   4.0%       $5,501,699    5.0%
 Tier 1 Capital to Risk Weighted Assets..........     10,688,257   20.8       2,056,320   4.0         3,084,480    6.0
 Total Capital to Risk Weighted Assets...........     10,844,363   21.1       4,112,640   8.0         5,140,800   10.0

IRONBOUND BANK
  DECEMBER 31, 1996:
 Tier 1 Capital to Average Assets................    $ 9,603,238    9.6%     $3,991,904   4.0%       $4,989,880    5.0%
 Tier 1 Capital to Risk Weighted Assets..........     10,035,038   15.9       2,517,560   4.0         3,776,340    6.0
 Total Capital to Risk Weighted Assets...........     10,288,637   16.4       5,035,120   8.0         6,293,900   10.0


     All of the above capital ratios for the Company and the Bank substantially exceeded regulatory requirements. The FDIC's most recent examination of the Bank was performed as of the close of business at September 30, 1996. In this examination report, the FDIC categorized the Bank as a well-capitalized institution. Management is not aware of any change in conditions or events since the FDIC examination date which would lead it to believe that the institution's capital category has changed.

P.   CONDENSED FINANCIAL STATEMENTS OF IRONBOUND BANKCORP, NJ (PARENT COMPANY
     ONLY)

            STATEMENT OF FINANCIAL CONDITION                                     DECEMBER 31, 1997
            --------------------------------                                     -----------------

ASSETS
 Cash and due from banks......................................................      $    50,271
 Other assets - organization costs............................................           27,254
 Investment in subsidiary (equity method).....................................       10,844,363
                                                                                    -----------
TOTAL ASSETS..................................................................      $10,921,888
                                                                                    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
 Dividends payable............................................................      $    50,271
 Due to subsidiary............................................................           27,254
                                                                                    -----------
    Total liabilities.........................................................           77,525
                                                                                    -----------
STOCKHOLDERS' EQUITY
 Common stock.................................................................        5,208,315
 Paid-in capital..............................................................        4,298,362
 Retained earnings............................................................        1,797,537
 Treasury stock...............................................................         (537,314)
 Net unrealized gains on held-for-sale securities (net of tax)................           77,463
                                                                                    -----------
   Total stockholders' equity.................................................       10,844,363
                                                                                    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....................................      $10,921,888
                                                                                    ===========

                                                                                     YEAR ENDED
            STATEMENT OF INCOME                                                   DECEMBER 31, 1997
            -------------------                                                  -------------------

Dividends from subsidiary for acquisition of treasury stock and
 dividends to shareholders.......................................................   $   742,966
Other income-management fee changed to subsidiary................................         2,478
                                                                                    -----------
   Total income..................................................................       745,444
Other expense-amortization of organization costs.................................         2,478
                                                                                    -----------
Income before equity in undistributed earnings of subsidiary.....................       742,966
Equity in undistributed earnings of subsidiary...................................       517,766
                                                                                    -----------
NET INCOME.......................................................................   $ 1,260,732
                                                                                    ===========

            STATEMENT OF CASH FLOWS
            -----------------------

OPERATING ACTIVITIES:
 Net income.......................................................................  $ 1,260,732
 Adjustments to reconcile net income to net cash provided from operations:
   Equity in undistributed earnings of subsidiary.................................     (517,766)
   Amortization of organization costs.............................................        2,478
   Management fee charged to subsidiary Bank......................................       (2,478)
   Increase in organization costs.................................................      (27,254)
   Increase in total liabilities..................................................       77,525
                                                                                    -----------
    Net cash provided from operating activities...................................      793,237
                                                                                    -----------
FINANCING ACTIVITIES:
   Cash dividends paid to shareholders...........................................      (205,652)
   Acquisition of treasury stock.................................................      (537,314)
                                                                                    -----------
    Net cash (used) for financing activities.....................................      (742,966)
                                                                                    -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS........................................        50,271
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.....................................            --
                                                                                    -----------
CASH AND CASH EQUIVALENTS, END OF YEAR...........................................   $    50,271
                                                                                    ===========

INDEPENDENT AUDITORS' REPORT

Board of Directors of Stockholders
Ironbound Bankcorp, NJ
Newark, New Jersey


     We have audited the accompanying consolidated statements of financial condition of Ironbound Bankcorp, NJ and Subsidiary as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ironbound Bankcorp, NJ and Subsidiary as of December 31, 1997 and 1996 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


January 27, 1998
Parsippany, New Jersey